



PFIZER INC.

Notice of Annual Meeting of Shareholders and Proxy Statement and 2009 Financial Report

March 16, 2010




Pfizer

HOW TO VOTE

Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting method(s) available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a broker, bank or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. For further details, please see the response to the question "Do I need a ticket to attend the Annual Meeting?" under "Proxy Statement – Questions and Answers About the Annual Meeting and Voting."

REDUCE PRINTING AND MAILING COSTS

If you share the same last name with other shareholders living in your household, you may opt to receive only one copy of future proxy statements and financial reports. Please see the response to the question "What is 'householding' and how does it affect me?" under "Proxy Statement – Questions and Answers About the Annual Meeting and Voting" for more information on this important shareholder program.

Shareholders can help us to reduce printing and mailing costs further by opting to receive future proxy materials electronically. Please see the response to the question "Can I access the Notice of Annual Meeting and Proxy Statement and the 2009 Financial Report on the Internet?" for more information on electronic delivery of proxy materials.

PFIZER INC.
235 East 42nd Street
New York, New York 10017

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE . . . . 8:30 a.m., Eastern Daylight Time, on Thursday, April 22, 2010.

PLACE . . . . Cleveland Marriott Hotel
4277 West 150th Street
Cleveland, Ohio 44135

WEBCAST . . . . A webcast of our Annual Meeting will be available on our website, www.pfizer.com, starting at 8:30 a.m., Eastern Daylight Time, on Thursday, April 22, 2010. An archived copy of the webcast will be available on our website through the first week of May 2010. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of our proxy solicitation materials.

ITEMS OF BUSINESS . . . .

- To elect 15 members of the Board of Directors named in the Proxy Statement, each for a term of one year.
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2010 fiscal year.
- To conduct an advisory vote on executive compensation.
- To approve an amendment to our By-laws to reduce the percentage of share ownership required for shareholders to call special shareholder meetings.
- To consider a shareholder proposal, if presented at the Meeting; see the Table of Contents for further information.
- To transact any other business that properly comes before the Meeting and any adjournment or postponement.

RECORD DATE . . . . You can vote if you were a shareholder of record at the close of business on February 23, 2010.

MATERIALS TO REVIEW . . . . This booklet contains our Notice of Annual Meeting and 2010 Proxy Statement. Our 2009 Financial Report is in Appendix A to this Notice of Annual Meeting and Proxy Statement and is followed by certain Corporate and Shareholder Information. Appendix A and the Corporate and Shareholder Information are not a part of our proxy solicitation materials. You may also access them through our website at www.pfizer.com/annualmeeting.

PROXY VOTING . . . . It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under the question "How do I vote?" under "Proxy Statement – Questions and Answers About the Annual Meeting and Voting" below.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2010: This Notice of Annual Meeting and Proxy Statement and the 2009 Financial Report and Corporate and Shareholder Information are available on our website at www.pfizer.com/annualmeeting.

Amy W. Schulman
Senior Vice President,
General Counsel and Corporate Secretary

March 16, 2010

TABLE OF CONTENTS

Pfizer Inc.
235 East 42nd Street
New York, New York 10017

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2010 Annual Meeting of Shareholders and at any adjournment or postponement.

You are invited to attend the Annual Meeting, which will take place on April 22, 2010, beginning at 8:30 a.m., Eastern Daylight Time, at the Cleveland Marriott Hotel in Cleveland, Ohio. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Eastern Daylight Time. Seating will be limited.

The Cleveland Marriott Hotel is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below in response to the question "Do I need a ticket to attend the Annual Meeting?"

This Notice of Annual Meeting and Proxy Statement and form of proxy or voting instruction card are being mailed starting on or about March 16, 2010.

Do I need a ticket to attend the Annual Meeting?

Yes, you will need an admission ticket or proof of ownership to enter the Annual Meeting. An admission ticket is attached to your proxy card if you hold shares in your name as a shareholder of record. If you plan to attend the Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Meeting.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 19th Floor
New York, New York 10017

Shareholders also must present a form of personal photo identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

Will the Annual Meeting be webcast?

Yes, our Annual Meeting will be webcast on April 22, 2010. You are invited to visit www.pfizer.com at 8:30 a.m., Eastern Daylight Time, on April 22, 2010, to access the webcast of the Meeting. Registration for the webcast is required and will be available beginning on April 19, 2010. An archived copy of the webcast will be available on our website through the first week of May 2010.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 23, 2010, are entitled to receive the Notice of Annual Meeting and to vote their shares at the Meeting. As of that date, there were 8,067,979,459 shares of the Company's common stock outstanding and entitled to vote. In addition, shares of the Company's preferred stock having votes equivalent to 3,633,866 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting. Shares of the common stock and shares of the preferred stock vote together as a single class on the matters covered in this Proxy Statement.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and any accompanying documents have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares. This Notice of Annual Meeting and Proxy Statement and any accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

• By mail

Complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, P.O. Box 43101, Providence, RI 02940.

• By telephone or on the Internet

The telephone and Internet voting procedures established by Pfizer for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 11:59 p.m., Eastern Daylight Time, on April 21, 2010.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

• In person at the Annual Meeting

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to the Secretary of the Company;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record, you will receive only one proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Pfizer Inc. Shareholder Investment Program.

If you are a Pfizer employee, you will receive a proxy or voting instruction card for all the shares you hold:

- in a Pfizer and/or Wyeth savings plan; and
- in the Grantor Trust for deferred stock received by certain Wyeth employees in connection with the consummation of the Wyeth acquisition.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or the Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan, or the trustee of the Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or the Grantor Trust. **To allow sufficient time for voting by the administrator of the applicable savings plan and the trustee of the Grantor Trust, your voting instructions must be received by April 20, 2010.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure, approved by the Securities and Exchange Commission ("SEC"), called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2009 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; or by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393, and outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange ("NYSE"). There is an important change this year regarding broker non-votes and Director elections. See below for information about the change.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG, the advisory vote on executive compensation, and the By-law amendment, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors or on the shareholder proposal without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

Important Change: *An NYSE rule change that is effective for the 2010 Annual Meeting no longer permits brokers to vote in the election of Directors if the broker has not received instructions from the beneficial owner. This represents a change from prior years, when brokers had discretionary voting authority in the election of Directors. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.*

What is a quorum for the Annual Meeting?

The presence of the holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at the Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG	Majority of Votes Cast	Yes
Advisory Vote on Executive Compensation	Majority of Votes Cast	Yes
Amendment to Our By-laws to Reduce the Percentage of Share Ownership Required for Shareholders to Call Special Shareholder Meetings	Majority of Shares Issued and Outstanding and Entitled to Vote	Yes
Shareholder Proposal	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter for which the vote required is a majority of the votes cast (i.e., the election of Directors, the ratification of KPMG, the advisory vote on executive compensation, and the shareholder proposal), your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws or under the laws of Delaware (our state of incorporation). For the proposal to amend our By-laws, abstentions and broker non-votes have the same effect as a vote against the amendment because the By-law amendment requires the affirmative vote of a majority of the shares issued and outstanding and entitled to vote.

- ***Election of Directors; Majority Vote Policy***

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of votes cast in uncontested elections. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" a Director nominee. In an uncontested election, any nominee who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation promptly following the failure to receive the required vote. The Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept such resignation. Thereafter, the Board is required to decide whether to accept such resignation and to disclose its decision-making process. In contested elections, the required vote would be a plurality of votes cast. Full details of this Policy are set forth in our Corporate Governance Principles and under "Item 1—Election of Directors" below.

- ***Ratification of KPMG***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

- ***Advisory Vote on Executive Compensation***

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the overall executive compensation policies and procedures employed by the Company for its named executive officers. Abstentions are not counted as votes "for" or "against" this proposal.

- ***By-law Amendment to Reduce the Percentage of Share Ownership Required for Shareholders to Call Special Shareholder Meetings***

Under our By-laws, the affirmative vote of a majority of the shares issued and outstanding and entitled to vote at the Annual Meeting is required for shareholders to adopt the amendment to our By-laws to reduce the percentage of share ownership required for shareholders to call special shareholder meetings. Abstentions have the same effect as a vote "against" this proposal.

- ***Shareholder Proposal***

The votes cast "for" must exceed the votes cast "against" the shareholder proposal. Abstentions and, if applicable, broker non-votes are not counted as votes "for" or "against" the shareholder proposal.

How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors (the persons named in the proxy card or, if applicable, their substitutes) will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2010 fiscal year;
- **FOR** the approval, on an advisory basis, of the overall executive compensation policies and procedures employed by the Company for its named executive officers;
- **FOR** the amendment of our By-laws to reduce the percentage of share ownership required for shareholders to call special shareholder meetings; and
- **AGAINST** the shareholder proposal.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote on those matters for you.

Can I access the Notice of Annual Meeting and Proxy Statement and the 2009 Financial Report on the Internet?

This Notice of Annual Meeting and Proxy Statement and the 2009 Financial Report are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing documents and mailing them to your home or business, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare-na.com/green and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow & Co. to distribute and solicit proxies. We will pay Morrow & Co. a fee of $35,000, plus reasonable expenses, for these services.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles, which appear below, were first adopted in 1994 to govern the operation of the Board of Directors and its Committees and to guide the Board and our Executive Leadership Team in the execution of their responsibilities. These Principles are reviewed at least annually and are updated periodically in response to changing regulatory requirements, evolving practices, concerns of our shareholders and other stakeholders and otherwise as circumstances warrant.

OUR CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of outside Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board also plans for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer annually provides the Board with an assessment of senior managers and their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole. He or she shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board of Directors. The Lead Independent Director shall preside over executive sessions of the Company's independent Directors, facilitate information flow and communication among the Directors, and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business, are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

9. Former Chief Executive Officer as Director. Effective 2001, upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

12. Ownership Requirements. All non-employee Directors are required to hold at least $300,000 worth of Pfizer stock, and/or the units issued as compensation for Board service, while serving as a Director of the Company. New Directors will have five years to attain this ownership threshold. Shares or units held by a Director under any deferral plan are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or next following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required for, the operation of a publicly owned company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the outside Directors of the Board at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the outside Directors of the Board at a meeting or executive session of that group.

20. Communication with Stakeholders The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude outside Directors, including the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Lead Independent Director (if one has been elected), shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of outside Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

27. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

28. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors.

29. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

31. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

32. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

33. These principles are reviewed by the Board at least annually.

Pfizer Corporate Governance Website

Our Corporate Governance Principles and the following additional materials relating to corporate governance at Pfizer are published on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance.jsp.

- Board of Directors—Background and Experience
- Board Committees—Description of Committees, Charters and Current Members
- Charter of the Lead Independent Director
- Code of Business Conduct and Ethics for Directors
- How to Contact our Directors
- Director Qualification Standards
- Board Policy on Pension Benefits for Executives
- Policy – Criteria for Selection of Compensation Committee Consultant
- Standards of Business Conduct for all Pfizer colleagues, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer
- By-laws of Pfizer Inc.
- Restated Certificate of Incorporation
- Frequently Asked Questions about Pfizer Corporate Governance

We will provide copies of any of these items without charge upon written request to our Chief Counsel, Corporate Governance, Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755. The information on our website is not a part of this Proxy Statement.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent Directors consider the Board's leadership structure on an annual basis. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for effective oversight of management by the Board.

The Corporate Governance Committee is highly engaged on this issue and has made certain recommendations, which have been adopted by the Board, to update Pfizer's By-laws, Corporate Governance Principles and Lead Independent Director Charter to reflect more clearly the Board's duty to evaluate its leadership structure on a regular basis. As a result, our Corporate Governance Principles were amended to remove the presumption that the role of Chairman of the Board would be held by the Chief Executive Officer (sometimes referred to as the CEO) and now specify that the independent Directors annually elect a Chairman of the Board, who may or may not be the Company's Chief Executive Officer. The Principles also provide that, if the Chairman of the Board is the CEO, the independent Directors will also elect a Lead Independent Director whose responsibilities include, among others, calling meetings of the independent Directors and presiding over executive sessions of the independent Directors. To better reflect these responsibilities, the Board, on the Corporate Governance Committee's recommendation, updated the Lead Independent Director Charter and in early 2010 also amended the Company's By-laws to remove the presumption that the role of Chairman would be held by the Chief Executive Officer.

Jeffrey B. Kindler has served as our Chairman of the Board and CEO since 2006. Based on its most recent review of Pfizer's Board leadership structure, the Board has determined that this leadership structure is optimal for the Company because it provides our Company with strong and consistent leadership. Given the current regulatory and market environment, coupled with the ongoing integration of the Wyeth businesses into our Company, the Board believes that having one leader serving as both the Chairman and Chief Executive Officer provides decisive and effective leadership.

In considering its leadership structure, the Board has taken a number of factors into account. The Board—which consists of a substantial majority of independent Directors who are highly qualified and experienced—exercises a strong, independent oversight function. This oversight function is enhanced by the fact that all of the Board's key Committees—Audit, Compensation and Corporate Governance—are comprised entirely of independent Directors. Further, as specified in our Corporate Governance Principles (and as discussed in greater detail below), the Board has designated one of its independent members as Lead Independent Director, with significant responsibilities. A number of Board and Committee processes and procedures, including regular executive sessions of non-management Directors, periodic executive sessions of the independent Directors, and annual evaluations of our Chairman and Chief Executive Officer's performance against pre-determined goals, provide substantial independent oversight of our Chief Executive Officer's performance. Finally, under the Company's By-laws and Corporate Governance Principles, the Board has the ability to change its structure, should that be deemed appropriate and in the best interest of Pfizer and its shareholders. The Board believes that these factors provide the appropriate balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.

Most significantly, the position of Lead Independent Director at Pfizer comes with a clear mandate and significant authority. While the Lead Independent Director is elected annually, it is generally expected that he or she will serve for more than one year to provide consistency and continuity. Constance J. Horner has been our Lead Independent Director since 2007. The authority and responsibilities of the Lead Independent Director are detailed in a Board-approved Charter under which the Lead Independent Director has the following specific responsibilities, among others:

- presiding at executive sessions of the non-management and independent Directors;
- calling meetings of the independent Directors;
- serving as principal liaison on Board-wide issues between the independent Directors and the Chairman;
- approving the quality, quantity and timeliness of information to the Board;
- approving meeting agenda items;
- facilitating the Board's approval of the number and frequency of Board meetings and approving meeting schedules, to assure that there is sufficient time for discussion of all agenda items;
- authorizing the retention of outside advisors and consultants who report directly to the Board; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The Charter of the Lead Independent Director is found in this Proxy Statement as Annex 6 and on our website at http://pfizer.com/about/corporate_governance/charter_lead_independent_director.jsp.

The Board's Role in Risk Oversight

The Board executes its oversight responsibility for risk management directly and through its Committees, as follows:

- The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM", program. The Company's Chief Internal Auditor, who reports independently to the Committee, facilitates the ERM program as part of the Company's strategic planning process under the executive sponsorship of our Senior Vice President and Chief Financial Officer and our Senior Vice President and General

Counsel. The Committee's meeting agendas include discussions of individual risk areas throughout the year, as well as an annual summary of the ERM process. In addition, the Committee has certain responsibilities with respect to our compliance program. For additional information, see "Board and Committee Membership—The Audit Committee" and "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.

- The Board's other Committees—Compensation, Corporate Governance and Science and Technology—oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board of Directors is kept abreast of its Committees' risk oversight and other activities via reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.
- The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our development activities. In addition, the Board receives detailed regular reports from the members of our Executive Leadership Team, or "ELT"—the heads of our principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with every regular Board meeting and are discussed, as necessary, at Board meetings. Further, the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

Executive Sessions of Directors

Executive sessions, or meetings of outside (non-management) Directors without management present, are held at least four times a year. At these executive sessions, the outside Directors review, among other things, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, and the compensation of the Chief Executive Officer and other senior managers. Meetings are held from time to time with the Chief Executive Officer to discuss relevant subjects. In 2009, the outside Directors met in executive session seven times, including at least one time with only independent Directors present.

Communications with Directors

Shareholders and other interested parties may communicate with the Lead Independent Director and the Chairs of our Audit, Compensation and Corporate Governance Committees on Board-related issues by sending an e-mail to the appropriate address below:

- leaddirector@pfizer.com;
- auditchair@pfizer.com;
- compchair@pfizer.com; or
- corpgovchair@pfizer.com.

You also may write to the Board, any Director, any of the Committee Chairs or the outside Directors as a group at: c/o Chief Counsel, Corporate Governance at Pfizer Inc., 235 East 42nd Street, New York, New York 10017.

Relevant communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Pfizer Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded or redirected, as appropriate, such as:

- business solicitations or advertisements;
- junk mail and mass mailings;
- new product suggestions;
- product complaints;
- product inquiries;
- resumes and other forms of job inquiries;
- spam; and
- surveys.

In addition, material that is unduly hostile, threatening, potentially illegal or similarly unsuitable will be excluded; however, any communication that is excluded will be made available to any outside Director upon request.

Director Qualification Standards

Our Board of Directors has adopted a formal set of Director Qualification Standards used to determine Director independence. Our Standards meet or exceed the independence requirements of the NYSE corporate governance listing standards. Under our Standards, a Director must be determined to have no material relationship with the Company other than as a Director, and the Standards specify the criteria by which the independence of our Directors will be determined, including strict guidelines for Directors and their immediate families regarding employment or affiliation with the Company or its independent registered public accounting firm. The Standards also prohibit Audit Committee members from having any direct or indirect financial relationship with the Company, and they restrict both commercial and not-for-profit relationships of all Directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all Directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

The full text of our Director Qualification Standards is attached as Annex 1 to this Proxy Statement. These Standards also are published on our website at http://pfizer.com/about/corporate_governance/director_qualification_standards.jsp.

Director Independence

With the assistance of legal counsel to the Company, the Corporate Governance Committee has reviewed the applicable legal and

NYSE standards for Board and Board Committee member independence, as well as our Director Qualification Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities have also been made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

As a result of this review, the Board has affirmatively determined that the following Directors are independent of the Company and its management: Drs. Dennis A. Ausiello, Michael S. Brown, Frances D. Fergusson and Dana G. Mead, a Director who is not standing for re-election due to his retirement; Ms. Constance J. Horner and Ms. Suzanne Nora Johnson; and Messrs. M. Anthony Burns, Robert N. Burt, W. Don Cornwell, William H. Gray III, James M. Kilts, George A. Lorch, John P. Mascotte and Stephen W. Sanger. The Board also determined that Mr. William R. Howell, who retired from our Board effective at the 2009 Annual Meeting of Shareholders, was independent during the time he was a Director. The Board also has determined that Messrs. Jeffrey B. Kindler and William C. Steere, Jr. are not independent. Mr. Kindler is not considered an independent Director because of his employment as Chief Executive Officer of the Company. Mr. Steere is not considered an independent Director as a result of his former status as Chief Executive Officer of the Company.

In making these determinations, the Board considered that in the ordinary course of business, relationships and transactions may occur between the Company and its subsidiaries and entities with which some of our Directors are or have been affiliated. Under Pfizer's Director Qualification Standards, certain relationships and transactions are not considered to be material transactions that would impair a director's independence, including the following:

- The Director is an employee of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amount to less than 1% of the annual revenues of the other company; and
- The Director is an employee or executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2009, there was no indebtedness between Pfizer and any entity of which a Director was an employee or executive officer.

Drs. Ausiello and Brown are employed at medical institutions with which Pfizer engages in ordinary course of business transactions. We reviewed all transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards (i.e., 1% of the annual revenues of these entities in each of the last three years).

Under our Director Qualification Standards, contributions to not-for-profit entities in which a Director of the Company, or a Director's spouse, serves as an executive officer, amounting to less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the Director's independence. None of the Directors or their spouses is an executive officer of a not-for-profit organization to which Pfizer contributes. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Committee. None of the contributions approached the levels set forth in our Director Qualification Standards.

Criteria for Board Membership

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as Directors, the Corporate Governance Committee reviews the size and composition of the Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. The goal of the Committee is to achieve a Board that, as a whole, provides effective oversight of the management and business of our Company, through the appropriate diversity of experience, expertise, skills, specialized knowledge and other qualifications and attributes of the individual Directors. Important criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, with substantial accomplishments, and should have prior or current associations with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The background and experience of members of the Board should be in areas important to the operations of the Company such as business, education, finance, government, law, medicine or science.
- The composition of the Board should reflect the benefits of diversity as to gender, ethnic background and experience.

The satisfaction of these criteria is implemented and assessed through ongoing consideration of Directors and nominees by the Corporate Governance Committee and the Board, as well as the Board's self-evaluation process. Based upon these activities and its review of the current composition of the Board, the Committee and the Board believe that these criteria have been satisfied.

In addition, in accordance with our Corporate Governance Principles, the Committee considers the number of boards of other public companies on which a candidate serves. Moreover, Directors are expected to act ethically at all times and adhere to the Company's Code of Business Conduct and Ethics for members of the Board of Directors.

Upon completion of our acquisition of Wyeth, two Wyeth directors were appointed to our Board. Prior to our completion of the acquisition, the Corporate Governance Committee evaluated potential candidates from the Wyeth board to assess their independence and qualifications, as well as the mix of skills and other attributes that would best suit the Pfizer Board's needs at the time. Upon completion of the Committee's evaluation, the Committee recommended to the Board that Frances D. Fergusson and John P. Mascotte be appointed to the Pfizer Board upon completion of the acquisition. Based on the Committee's recommendation and its own independent evaluation, the Board appointed Dr. Fergusson and Mr. Mascotte to the Board effective on consummation of the Wyeth merger on October 15, 2009.

The Committee considers candidates for election as Director identified on its own initiative as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and others (including individuals seeking to join the Board). Shareholders and others who wish to recommend candidates may contact the Committee in the manner described in "Communications with Directors" above. All candidates are required to meet the criteria outlined above, including those in the Director Qualification Standards, our Corporate Governance Principles and the Committee's Charter, as determined by the Committee in its sole discretion. Under our By-laws, shareholder nominations must be made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders." Shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Committee in the same manner as the Committee's nominees.

In determining to recommend to the Board the nominees for election at each Annual Meeting of Shareholders, the Committee reviews the size of the Board and the criteria set forth above in order to assemble a group of nominees that, individually and as a group, is believed to satisfy all of the needs of the Board. Accordingly, the Committee annually reviews the composition of the Board as a whole and makes recommendations, if deemed necessary, to enhance the Board in order to achieve what it believes is the optimal mix of experience, expertise, skills, specialized knowledge, diversity and other criteria. Among other things, the Committee takes into account a skills matrix highlighting the backgrounds of our Directors in areas such as business, financial expertise, education, government and science, and reviews projected retirement dates for Board succession planning. In addition, the Committee assesses whether a particular Board member or candidate has specific skills or other attributes and skills that may qualify a Director for service on a particular Board Committee. The Committee also reviews the independence of each member of the Board in order to ensure that a substantial majority of the Board is independent.

The Committee and the Board believe that each of the nominees for election at the Annual Meeting brings a strong and unique set of attributes, experiences and skills and provides the Board as a whole with an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to our Company. Under "Item 1—Election of Directors—Nominees for Directors" below, we provide an overview of each nominee's principal occupation, business experience and other directorships, together with the key attributes, experience and skills viewed as particularly meaningful in providing value to the Board, our Company and our shareholders.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, are required to abide by Pfizer's Policies on Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These Policies form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's Policies on Business Conduct. As required by the Sarbanes-Oxley Act of 2002, our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In addition, the Pfizer policy regarding compliance with SEC Attorney Conduct Rules requires all Pfizer lawyers "appearing and practicing" before the SEC to report to the appropriate persons at the Company evidence of any actual, potential or suspected material violation of state or federal law or breach of fiduciary duty by Pfizer or any of its officers, Directors, employees or agents.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics. This Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. This Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with all applicable laws and regulations and oversight of ethics and compliance by employees of the Company. Under the Corporate Integrity Agreement Pfizer entered into in 2009 (discussed under "Board and Committee Membership—The Audit Committee" below), our Board members also have certain obligations with respect to our Policies on Business Conduct, including annually certifying that they have received and reviewed the Policies.

The full texts of both Pfizer's Policies on Business Conduct and of the Code of Business Conduct and Ethics for our Directors are published on our website at http://pfizer.com/about/corporate_governance/directors_code.jsp. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Corporate Governance Committee Report

Overview

At Pfizer, we have long understood the connection between good corporate governance and our ability to create and sustain value for our shareholders and other stakeholders. That is one of the reasons why Pfizer established a Corporate Governance department in 1992—what Pfizer believes was the first in a U.S. company.

In 1994, the Board of Directors took the additional—and then unprecedented—step of creating a Corporate Governance Committee. One of the Committee's first acts was to adopt Corporate Governance Principles to govern the operation of the Board and its Committees. The Principles were adopted well before the NYSE mandated such guidelines in 2003. The Principles are reviewed at least annually to assure that they are timely, effective and supportive of the Board's oversight and other responsibilities. They are also updated periodically in response to changing regulatory requirements, evolving practices, concerns of our shareholders and other stakeholders and otherwise as circumstances warrant. Please see "Governance of the Company—Our Corporate Governance Principles" elsewhere in this Proxy Statement for a copy of our Corporate Governance Principles.

As discussed in greater detail below, the Corporate Governance Committee's oversight responsibilities include not only matters of corporate governance, but also Pfizer's role as a global corporate citizen.

The Corporate Governance Committee and the Board of Directors recognize that good corporate governance is fundamental to our business and our success—and this is one of the many reasons why we seek to ensure that good governance and responsible business principles and practices are part of our culture and values and the way we do business every day.

The Corporate Governance Committee

As specified in its Charter, the Corporate Governance Committee oversees matters of corporate governance such as, among other things, the practices, policies and procedures of the Board and its Committees and recruiting and recommending Director candidates. In addition, the Committee's Charter requires that it keep informed on Company issues related to corporate social responsibility, public policy and philanthropy and the Company's participation and visibility as a global corporate citizen, and that it monitor emerging issues potentially affecting the reputation of the pharmaceutical industry and the Company. The specific duties of the Committee are outlined in "Governance of the Company—Board and Committee Membership—The Corporate Governance Committee" elsewhere in this Proxy Statement and in its Charter, attached as Annex 4 to this Proxy Statement.

To carry out its obligations with respect to the proper composition and functioning of the Board, the Committee reviews the qualifications of all Directors, evaluating skills and talents to assure a balance of disciplines and perspectives. The Committee also seeks to further enhance the Board through diversity of experience, as well as gender and ethnic diversity. Further, the Committee evaluates the independence of all Director candidates and conducts an annual review of all Directors' independence. Through these and other activities, the Committee seeks to assemble a Board that can responsibly, critically and collegially work through major decisions based on each Director's experience and knowledge.

2009 in Review

To maintain and enhance Pfizer's record of excellence in corporate governance, the Corporate Governance Committee seeks to continually refine Pfizer's corporate governance policies, procedures and practices. The following are examples of the Committee's work in 2009 and early 2010:

Board Leadership: In 2009, to assure due consideration of appropriate Board leadership, the Board, on the recommendation of the Committee, amended the Corporate Governance Principles to remove the presumption that the role of Chairman of the Board would be held by the Chief Executive Officer. Instead, the Corporate Governance Principles now provide that the Board will annually elect a Chairman of the Board, who may or may not be the CEO and that, if the Chairman of the Board is the CEO, the independent Directors will also elect a Lead Independent Director whose responsibilities include, among others, calling meetings of the independent Directors and presiding over executive sessions of the independent Directors. To better reflect these responsibilities, the Board, on the Committee's recommendation, also updated the Lead Independent Director Charter. In early 2010, the Board, on the Committee's recommendation, also amended the Company's By-laws to remove the presumption that the role of Chairman would be held by the Chief Executive Officer. Additional information regarding our Board leadership structure and the role of the Lead Independent Director is included in "Governance of the Company—Governance Information—Board Leadership Structure" and the Lead Independent Director Charter attached as Annex 6 to this Proxy Statement.

Corporate Social Responsibility: Through the Corporate Governance Committee, our Board of Directors takes an active role in overseeing Pfizer's corporate responsibility agenda and activities. In 2009, Pfizer's Corporate Responsibility team began periodically reporting to the Committee on the progress made in achieving specific corporate responsibility goals. The Committee also provides direction on the prioritization of corporate responsibility issues.

Advisory Vote on Executive Compensation: Over the last two years, the topic of giving shareholders a "say on pay"—a non-binding, advisory vote on executive compensation—has been widely debated in the business and investor communities as well as at the government level. At Pfizer's 2009 Annual Meeting, its shareholders approved, by a majority of the votes cast, a non-binding proposal asking the Board of Directors to give shareholders such an advisory vote. Consistent with Pfizer's commitment to both seeking and responding to shareholder input on corporate governance topics, the Committee and the Board undertook a full review of, and engaged in dialogue with investors regarding, "say on pay." As a result of this review, in October 2009, the Board (on the Committee's recommendation) approved giving shareholders an advisory vote on executive compensation. The vote will first occur at this year's Annual Meeting and will take place on a biennial basis thereafter. The Committee and the Board believe that the advisory vote is an additional means of obtaining feedback from our shareholders about executive compensation, which is set by the Compensation Committee of the Board and is designed to link pay with performance. This feedback will supplement Pfizer's ongoing investor outreach activities on a broad range of corporate governance topics, including executive compensation. Please see "Item 3—Advisory Vote on Executive Compensation" elsewhere in this Proxy Statement.

Other Activities: In addition, the Corporate Governance Committee was active in many other areas in 2009, including:

- monitoring and evaluating the Company's positions on corporate governance developments, such as legislative initiatives and new SEC rules and proposals, including, among others, the SEC's proposed rules regarding proxy access;
- considering proposals submitted by shareholders for inclusion in this Proxy Statement;
- evaluating new Director candidates, including reviewing and evaluating Director candidates from the Wyeth board of directors;
- reorganizing Board Committees, with the Board adding (on the Committee's recommendation) new members to each of the Board's key Committees in 2009;
- reviewing and proposing changes to Committee Charters as needed;
- modifying the Board's self-evaluation process, including deciding to use a third party to oversee the process;
- reviewing leadership planning; and
- reviewing shareholder communications.

Shareholder Outreach

The Corporate Governance Committee and the Board of Directors believe that the Company's relationships with its shareholders and other stakeholders are an important part of our corporate governance profile, and recognize the value of taking their interests into account. Among other things, engagement with our stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, and assess emerging issues that may affect our business or other aspects of our operations. Over the years, this approach has helped us to identify mutual perspectives and goals and to adopt a collaborative approach to these relationships, and has resulted in our receiving essential input from stakeholders.

BOARD AND COMMITTEE MEMBERSHIP

During 2009, the Board of Directors met ten times and had five Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Science and Technology Committee and the Executive Committee. Each of our incumbent Directors attended at least 91% of the regularly scheduled and special meetings of the Board and Board Committees on which he or she served that were held during the time he or she was a Director in 2009.

All Board members are expected to attend the Annual Meeting unless an emergency prevents them from doing so. All the Directors standing for election at our 2009 Annual Meeting attended that Meeting.

The table below provides 2009 membership and meeting information for each of the Board Committees.

Name	Audit	Compensation	Corporate Governance	Science & Technology	Executive
Dr. Ausiello	X		X	X	
Dr. Brown			X	X*	
Mr. Burns	X		X		X
Mr. Burt		X		X	
Mr. Cornwell	X*	X			
Dr. Fergusson[(a)]		X		X	
Mr. Gray			X*	X	
Ms. Horner[(b)]			X		X
Mr. Howell[(c)]	X				
Mr. Kilts		X		X	
Mr. Kindler					X*
Mr. Lorch		X		X	
Mr. Mascotte[(a)]			X	X	
Dr. Mead[(d)]		X*		X	
Ms. Nora Johnson	X	X		X	
Mr. Sanger[(a)]	X		X		
Mr. Steere				X	
2009 Meetings	13	11	7	2	0

* Current Committee Chair

(a) Effective December 14, 2009, Dr. Fergusson joined the Compensation and Science and Technology Committees, Mr. Mascotte joined the Corporate Governance and Science and Technology Committees, and Mr. Sanger joined the Audit and Corporate Governance Committees.

(b) Lead Independent Director.

(c) Until his retirement effective as of the 2009 Annual Meeting.

(d) Dr. Mead is retiring from the Board effective as of the 2010 Annual Meeting.

The Audit Committee

The Audit Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Audit Committee met 13 times in 2009. Under its Charter, the Audit Committee is responsible for reviewing with the independent registered public accounting firm, Internal Audit and management the adequacy and effectiveness of internal controls over financial reporting. The Committee reviews and consults with management, the internal auditors and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied. The Audit Committee is also responsible for appointing, retaining and evaluating the Company's independent auditors. The Committee is directly responsible for the compensation, retention and oversight of the Company's independent auditors and evaluates the independent auditors' qualifications, performance and independence. The Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The Committee is also responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "Governance Information—The Board's Role in Risk Oversight" above.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company. Further detail about the role of the Audit Committee may be found in "Item 2—Ratification of

Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.

In addition, in connection with the resolution of certain U.S. government investigations concerning various products, Pfizer entered into a Corporate Integrity Agreement ("CIA") in 2009 with the Office of the Inspector General of the U.S. Department of Health and Human Services. In the CIA, Pfizer agreed to take certain actions to promote compliance with federal health care program and U.S. Food and Drug Administration ("FDA") requirements. Under the CIA, the Audit Committee is responsible for the review and oversight of matters related to compliance with federal health care program requirements, FDA requirements and the obligations of the CIA. The CIA obligations related to the Committee include the following: (i) the Committee must meet at least quarterly to review and oversee Pfizer's compliance program; (ii) the Committee must adopt resolutions each year summarizing its review and oversight of the Company's compliance program and its compliance with federal health care program requirements, FDA requirements and the obligations of the CIA and concluding that, to the best of its knowledge, Pfizer has adopted an effective compliance program to meet those requirements and obligations; and (iii) Pfizer must promptly report any changes in the composition of the Committee or any actions or changes that would affect the Committee's ability to perform the duties necessary to meet the obligations of the CIA. The CIA is effective through 2014.

The Board of Directors has determined that each of the members of the Audit Committee is financially literate and independent, as defined by the rules of the SEC and the NYSE, as well as independent under our Director Qualification Standards. The Board of Directors also has determined that each of Ms. Nora Johnson and Messrs. Burns, Cornwell and Sanger is an "audit committee financial expert" for purposes of the SEC's rules.

A copy of the Audit Committee Charter is attached as Annex 2 to this Proxy Statement, and is also available on our website at http://pfizer.com/about/corporate_governance/audit_committee.jsp.

The Compensation Committee

The Compensation Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Compensation Committee met 11 times in 2009. The Committee determines and oversees the execution of the Company's compensation philosophy and oversees the administration of the Company's executive compensation programs. Its responsibilities also include overseeing Pfizer's compensation and benefit plans and policies, administering its stock plans (including reviewing and approving equity grants) and reviewing and approving annually all compensation decisions for the Company's executive officers, including the Chairman and CEO and the other executive officers named in the 2009 Summary Compensation Table. See "Executive Compensation—Compensation Discussion and Analysis" later in this Proxy Statement for information concerning the Committee's role, processes and activities in overseeing executive compensation.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards. In addition, each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and is an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

A copy of the Compensation Committee Charter is attached as Annex 3 to this Proxy Statement, and is also available on our website at http://pfizer.com/about/corporate_governance/compensation_committee.jsp.

Compensation Committee Interlocks and Insider Participation

During 2009 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board of Directors.

The Corporate Governance Committee

The Corporate Governance Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Corporate Governance Committee met seven times in 2009. Under the terms of its Charter, the Corporate Governance Committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the Board. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also considers possible conflicts of interest of Board members and senior executives, reviews related person transactions, and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board. The Committee also advises on and recommends Director compensation, which is ultimately approved by the full Board. The Committee is directly responsible for overseeing the evaluation of the Board and its Committees, reviewing our Director Qualification Standards and establishing Director retirement policies. The Committee also assists management by reviewing the functions, job performance and outside activities of senior executives and reviewing succession plans for elected corporate officers.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards.

A copy of the Corporate Governance Committee Charter is attached as Annex 4 to this Proxy Statement, and is also available on our website at http://pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

The Science and Technology Committee

Under the terms of its Board-approved Charter, the Science and Technology Committee is responsible for periodically examining management's direction of and investment in the Company's pharmaceutical research and development and technology initiatives. This includes evaluation of the quality and direction of the Company's research and development programs, identification of emerging issues and evaluation of the level of review by external experts. The Committee also reviews the Company's approaches to acquiring and maintaining technology, evaluates the technology that the Company is researching and developing and reviews the Company's patent strategy.

The Science and Technology Committee met twice in 2009.

The Committee may meet privately with independent consultants and is free to speak directly and independently with any members of management in discharging its responsibilities.

A copy of the Science and Technology Committee Charter is attached as Annex 5 to this Proxy Statement, and is also available on our website at http://pfizer.com/about/corporate_governance/science_technology_committee.jsp.

The Executive Committee

The Executive Committee performs the duties and exercises the powers as may be delegated to it by the Board of Directors from time to time. The Executive Committee did not meet in 2009.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units. Each of these components is described below. The 2009 compensation of our non-employee Directors is shown in the Director Compensation Table below. Mr. Kindler, our only employee Director, does not receive any compensation for his service as Director.

Non-Employee Director Compensation

For 2009, compensation for our non-employee Directors consisted of the following:

- an annual retainer of $75,000 (reduced on a pro rata basis if a Director attends less than 80% of the applicable Board and Committee meetings in a year); and
- an award of 5,500 Pfizer stock units under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the "Unit Award Plan") to each Director upon joining the Board and an award of 5,500 stock units to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting. Stock units are not payable until the Director ceases to be a member of the Board, at which time they are paid in cash or in shares of Pfizer stock, at the Director's election.

In accordance with the Unit Award Plan, on the day of the 2009 Annual Meeting of Shareholders, all of our non-employee Directors who continued as Directors following that Meeting were awarded 5,500 stock units with a value at the time of grant of $73,040 (calculated based on the closing stock price of Pfizer common stock of $13.28 per share on the grant date).

Chairs and Members of Board Committees and the Lead Independent Director received the following additional annual cash retainers for 2009:

- Audit Committee: Chair—$25,000; Member—$20,000
- Compensation Committee: Chair—$25,000; Member—$20,000
- Corporate Governance Committee: Chair—$25,000 (increased from $20,000 in April 2009); Member—$20,000 (increased from $15,000 in April 2009)
- Science and Technology Committee: Chair—$30,000; Senior Member—$20,000; Member—$10,000
- Lead Independent Director: $30,000

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with Pfizer stock units or with interest at the rate of return of an intermediate treasury index. The rate of return of the intermediate U.S. Treasury index for 2009 was -0.32%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of each fiscal quarter. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Legacy Warner-Lambert Equity Compensation Plan

Under the Warner-Lambert 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000 became immediately exercisable or vested.

Under this plan, the directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert Common Stock Equivalent Account (the "Equivalent Account"). The Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert directors who joined our Board after the merger—Messrs. Burt, Gray, Howell and Lorch—had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this plan. Dividend equivalents received under this plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table entitled "Securities Ownership."

Matching Gift Programs

Our non-employee Directors may participate in Pfizer's matching gift programs, which are available to all employees. Under these programs, the Pfizer Foundation (Pfizer's philanthropic affiliate) will match contributions to eligible non-profit organizations, up to a maximum of $15,000 per year; contributions to religious and certain other types of non-profit organizations, as well as to individuals and others in need, are not eligible and are not matched. In addition, the Pfizer Foundation will match contributions made to the United Way Campaign, up to a maximum of $15,000 per year. The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2009 Director Compensation Table below and described in footnote 2 to the Table. As indicated above, these matching contributions do not reflect all of the charitable contributions made by our Directors.

2009 DIRECTOR COMPENSATION TABLE

The following table shows 2009 compensation for our non-employee Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Dr. Ausiello	127,014	73,040	6,500	206,554
Dr. Brown[a]	143,403	73,040	—	216,443
Mr. Burns	108,611	73,040	—	181,651
Mr. Burt	101,806	73,040	30,000	204,846
Mr. Cornwell[a]	113,611	73,040	10,000	196,651
Dr. Fergusson	16,816	97,130	13,050	126,996
Mr. Gray[a]	103,611	73,040	318	176,969
Ms. Horner[b]	125,000	73,040	250	198,290
Mr. Howell[c]	23,750	73,040	—	96,790
Mr. Kilts	101,806	73,040	15,000	189,846
Mr. Lorch	105,000	73,040	1,000	179,040
Mr. Mascotte	16,816	97,130	—	113,946
Dr. Mead[a] [d]	110,000	73,040	25,000	208,040
Ms. Nora Johnson	118,611	73,040	15,000	206,651
Mr. Sanger[e]	95,972	153,230	—	249,202
Mr. Steere	85,000	73,040	80,000	238,040

[a] Committee Chair.
[b] Lead Independent Director; Committee Chair until April 2009.
[c] Retired April 23, 2009.
[d] Dr. Mead is retiring from the Board effective as of the Annual Meeting.
[e] Mr. Sanger's compensation includes a pro rata portion of retainers for attendance at certain Committee meetings prior to his designation as a Committee member.

(1) Represents stock unit awards. The reported value of the stock units awarded in 2009 was calculated by multiplying the closing market price of our common stock on the grant date by the number of units granted. Mr. Sanger joined the Board on February 1, 2009 and was awarded units with a value of $80,190 (5,500 units x $14.58) at that time and was also awarded units with a value of $73,040 (5,500 units x $13.28) on April 23, 2009 (the date of the 2009 Annual Meeting). Dr. Fergusson and Mr. Mascotte joined the Board on October 15, 2009 and were awarded units with a value of $97,130 (5,500 units x $17.66). Each of the other Directors received an award of stock units with a value of $73,040 on April 23, 2009. At the end of 2009, the aggregate number of stock units held by each current non-employee Director was as follows: Dr. Ausiello, 21,000; Dr. Brown, 82,003; Mr. Burns, 66,453; Mr. Burt, 53,120; Mr. Cornwell, 65,160; Dr. Fergusson, 5,552; Mr. Gray, 86,335; Ms. Horner, 90,315; Mr. Kilts, 30,460; Mr. Lorch, 56,234; Mr. Mascotte, 5,552; Dr. Mead, 75,117; Ms. Nora Johnson, 16,000; Mr. Sanger, 17,473; and Mr. Steere, 35,056.

(2) The amounts in this column represent: (a) charitable contributions made by the Pfizer Foundation under its matching gift programs (see "Matching Gift Programs" above), as follows: Dr. Ausiello, $6,500; Mr. Burt, $30,000; Mr. Cornwell, $10,000; Dr. Fergusson, $13,050; Ms. Horner, $250; Mr. Kilts, $15,000; Mr. Lorch, $1,000; Dr. Mead, $25,000; Ms. Nora Johnson, $15,000; and Mr. Steere, $30,000; (b) for Mr. Gray, above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%; and (c) for Mr. Steere, $50,000 relating to his consulting contract with the Company (see "Section 16(a) Beneficial Ownership Reporting Compliance, Related Person Transactions, Indemnification and Legal Proceedings—Transactions with Related Persons"). As indicated above under "Matching Gift Programs", certain charitable contributions by our Directors are not eligible for matching contributions under the programs, and the amounts in the above table therefore do not reflect all such contributions made by our Directors.

SECURITIES OWNERSHIP

The table below shows the number of shares of our common stock beneficially owned as of the close of business on February 23, 2010 by each of our Directors and each named executive officer listed in the 2009 Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and Executive Officers as a group. Together these individuals beneficially own less than one percent (1%) of our common stock. The table also includes information about stock options, stock appreciation rights in the form of total shareholder return units ("TSRUs"), stock units, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and Executive Officers under various compensation and benefit plans.

	Number of Shares or Units		
Beneficial Owners	**Common Stock**	**Stock Units**	**Options Exercisable within 60 days**
Dennis A. Ausiello	2,362[1]	21,000[2]	
Michael S. Brown	1,200	82,003[2]	
M. Anthony Burns	53,312	66,453[2]	
Robert N. Burt	12,200	53,120[2]	
W. Don Cornwell	2,000[1]	65,160[2]	
Frank A. D'Amelio	371,646[3]	466,878[4]	194,666
Frances D. Fergusson		5,552[2]	
William H. Gray III	26	86,335[2]	
Constance J. Horner	14,547	90,315[2]	
James M. Kilts	2,259[1]	30,460[2]	
Jeffrey B. Kindler	587,041[1][3]	1,084,212[4]	1,996,000
Freda C. Lewis-Hall	68,715[3]	741[4]	
George A. Lorch	24,126	56,234[2]	
Martin Mackay	320,811[3]	377,282[4][5]	715,000
John P. Mascotte	3,940	5,552[2]	
Dana G. Mead+	9,350	75,117[2]	
Suzanne Nora Johnson	10,000	16,000[2]	
Ian C. Read	483,567[3]	514,540[4]	1,118,000
Stephen W. Sanger	1,085[1]	17,473[2]	
William C. Steere, Jr.	1,344,497[1][3]	61,705[2][4]	
All Directors and Executive Officers as a group (27)	4,556,463	4,007,287	4,741,333

+ Dr. Mead is retiring from the Board effective as of the Annual Meeting.

(1) These include the following shares held in the names of family members: Dr. Ausiello, 2,362 shares; Mr. Cornwell, 400 shares; Mr. Kilts, 2,259 shares; Mr. Kindler, 4,700 shares; Mr. Sanger, 1,085 shares; and Mr. Steere, 14,808 shares. Dr. Ausiello and Messrs. Cornwell, Kilts, Kindler and Steere disclaim beneficial ownership of such shares.

(2) As of February 23, 2010, these units are held under our Director compensation plans (see "Compensation of Non-Employee Directors"). The value of a Director's account under these plans is measured by the closing price of our common stock. This number also includes the following units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert 1996 Stock Plan: Mr. Burt, 21,527 units; Mr. Gray, 53,186 units; and Mr. Lorch, 13,999 units. That Plan is described under the heading "Compensation of Non-Employee Directors—Legacy Warner-Lambert Equity Compensation Plan." Also see footnote 4.

(3) As of February 23, 2010, this number includes shares credited under the Pfizer Savings Plan and/or deferred performance shares under the Company's performance-based share award programs. These plans are described in further detail later in this Proxy Statement.

(4) As of February 23, 2010, includes units held under Pfizer's Supplemental Savings Plan. The value of these units is measured by the price of our common stock. Mr. Steere holds units under Pfizer's Supplemental Savings Plan and stock units as described in footnote 2, and Dr. Mackay holds units under Pfizer's Supplemental Savings Plan and units as described in footnote 5. This number also includes the following stock appreciation rights in the form of TSRUs: Mr. D'Amelio, 458,122; Mr. Kindler, 1,037,083; Dr. Mackay, 355,754; and Mr. Read, 447,205.

(5) As of February 23, 2010, a portion of these units are held under the Pfizer Inc. Deferred Compensation Plan. The value of these units is measured by the price of our common stock.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of February 16, 2010, the only person known by us to be the beneficial owner of more than 5% of our common stock was as follows:

Name and Address of Beneficial Owner[1]	Shares of Pfizer Common Stock[1]	Percent of Class
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	468,160,863	5.8%

(1) This information is based on a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2010 by BlackRock, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, RELATED PERSON TRANSACTIONS, INDEMNIFICATION AND LEGAL PROCEEDINGS

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2009 our Directors and our officers who are subject to Section 16(a) met all applicable filing requirements, except for the following:

In March 2009, Senior Vice President Martin Mackay filed a Form 4 with the SEC on a timely basis reporting, among other things, the grant of stock appreciation rights to him by the Company. Due to an inadvertent administrative error by the Company, the number of stock appreciation rights (83,955) included on the Form 4 was not correct. Upon being informed of the error the next day, Dr. Mackay filed an amendment to the Form 4 reporting the correct number of stock appreciation rights (195,896).

In December 2009, Loretta Cangialosi, our Controller, was granted 8,246 restricted stock units and 32,120 stock appreciation rights by the Company. Due to an inadvertent administrative error by the Company, the Form 4 reporting those grants was filed late.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company has adopted a Related Person Transaction Approval Policy that is administered by the Corporate Governance Committee. The policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Under the Policy, Company management determines whether a transaction requires review by the Committee, and transactions requiring review are referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve such transactions and approves only those transactions that are in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Committee. The Committee then evaluates all options available, including ratification, revision or termination of such transaction.

TRANSACTIONS WITH RELATED PERSONS

In connection with his retirement in 2001, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors. The agreement provides that Mr. Steere will serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, was for five years, with automatic extensions for successive five-year terms, unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. The contract was extended for a five-year term in 2006 and currently extends until 2011. Mr. Steere may provide up to 30 days of service per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2009 under the terms of this consulting agreement.

The agreement that we entered into in connection with our acquisition of Wyeth provided that the Wyeth board of directors would determine the bonuses payable for the full year 2009 to all of its then current executive officers and employees and that those bonuses would be payable by Pfizer following the closing of the transaction. For Mikael Dolsten and Cavan Redmond, Wyeth executives who became Pfizer executive officers upon the closing, the bonuses awarded were $948,000 and $612,000, respectively, of which $200,000 and $129,000, respectively, represented the portion of the bonuses attributable to the period following the closing, when they became Pfizer executive officers; the remaining $748,000 and $483,000, respectively, were attributable to the period in which they were employed by Wyeth prior to the closing. These bonuses are being paid by us in March 2010.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

LEGAL PROCEEDINGS

In November 2007, a shareholder derivative action was filed in the U.S. District Court for the Southern District of New York against certain former officers of Wyeth and certain former directors of Wyeth, two of whom are now Directors of Pfizer. The action alleges that the defendants breached fiduciary duties and violated federal securities laws by causing or allowing Wyeth to misrepresent the safety of Pristiq during the period before the Food and Drug Administration's issuance of an approvable letter for Pristiq for the treatment of vasomotor symptoms, which allegedly caused a decline in the price of Wyeth stock.

Beginning in September 2009, a number of shareholder derivative actions were filed in the U.S. District Court for the Southern District of New York and in the Supreme Court of the State of New York, County of New York, against certain current and former Pfizer officers and Directors. Pfizer is named as a nominal defendant. These actions allege that the individual defendants breached fiduciary duties by causing or allowing Pfizer to engage in off-label promotion of certain drugs, including Bextra.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—ELECTION OF DIRECTORS

Fifteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2010 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. In contested elections (an election in which the number of nominees for election as Director is greater than the number of Directors to be elected) the vote standard would be a plurality of the votes cast.

In accordance with our Corporate Governance Principles, the Board will nominate for election as a Director only candidates who agree, if elected, to tender, promptly following their failure to receive the required vote for election at the next meeting at which they would stand for election, an irrevocable resignation that will be effective upon acceptance by the Board. In addition, the Board will fill Director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their appointment to the Board.

If an incumbent Director fails to receive the required vote for election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to recommend acceptance of the Director's resignation and will submit the recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

Any Director who tenders his or her resignation pursuant to this provision of our Corporate Governance Principles may not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only Directors who received the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Under Pfizer's Corporate Governance Principles, a Director is generally required to retire when he or she reaches age 73 or at the first Annual Meeting of Shareholders following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the Company. In accordance with the Principles, the Board, on the recommendation of the Corporate Governance Committee, has determined that Mr. Steere should be nominated for re-election as a Director. The Board believes that Mr. Steere's continued service is in the best interests of the Company.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Proxy Committee appointed by the Board of Directors intends to vote the proxy for the election of each of these nominees, unless you indicate otherwise on the proxy or voting instruction card.

The following pages contain biographical and other information about the nominees. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes and/or skills that led the Corporate Governance Committee and the Board to determine that each nominee should serve as a Director. In addition, a substantial majority of our Directors serve or have served on boards and board committees (including, in many cases, as committee chairs) of other public companies, which we believe provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Your Board of Directors unanimously recommends a vote FOR the election of each of these nominees as Directors.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

Dennis A. Ausiello 64

Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. Our Director since December 2006. Member of our Audit Committee, our Corporate Governance Committee and our Science and Technology Committee.

Key Attributes, Experience and Skills:

Dr. Ausiello's experience and training as a practicing physician (Board certified in nephrology), a scientist and a nationally recognized leader in academic medicine enables him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us in prioritizing opportunities for drug development. In addition, Dr. Ausiello oversees a large research portfolio and an extensive research and education budget at Massachusetts General Hospital, giving him a critical perspective on drug discovery and development and providing a fundamental understanding of the potential pathways contributing to disease. Through his work as the Chief of Medicine at Massachusetts General Hospital, Dr. Ausiello also brings leadership, oversight and finance experience to the Board.

Michael S. Brown 69



Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 for discoveries concerning the regulation of cholesterol metabolism. Recipient of the Lasker Award in 1985, the National Medal of Science in 1988, and the Woodrow Wilson Award for Public Service in 2005. Member of the National Academy of Sciences, the Institute of Medicine, the American Association of Arts and Sciences, the American Philosophical Society and a Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Chair of our Science and Technology Committee and member of our Corporate Governance Committee.

Key Attributes, Experience and Skills:

Dr. Brown and a colleague discovered the mechanism by which the human body removes cholesterol from blood, laying the scientific groundwork for the development of statin drugs, including Lipitor, which have been demonstrated to reduce heart attacks in individuals with coronary artery disease. For these and other discoveries, Dr. Brown and his colleague shared the 1985 Nobel Prize in Medicine or Physiology. Dr. Brown is the holder of 23 U.S. patents. He has also received 30 national awards for his work, and he is the recipient of nine honorary degrees. These and other achievements demonstrate his significant prestige and his strong knowledge of research and development, and enable him to bring to Pfizer a wealth of medical experience and a unique perspective on the pharmaceutical industry. A trained physician, Dr. Brown has been noted for his ability to bridge the gap between basic science and clinical medicine, enabling him to offer valuable insights to the Board. Through his former service of more than 20 years on the Scientific Resource Board of Genentech (including several years as chairman), Dr. Brown was exposed early to the biotechnolology revolution. As a result of this experience, as well as his service as a director of Regeneron Pharmaceuticals, Inc., another biotechnology company, Dr. Brown is able to provide important perspectives on issues facing biopharmaceutical companies, large and small.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
M. Anthony Burns 67	Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of Stanley Black & Decker, Inc. (and, until March 2010, of The Black & Decker Corporation) and J.C. Penney Company, Inc. Life Trustee of the University of Miami. Our Director since 1988. Member of our Audit Committee, our Corporate Governance Committee and our Executive Committee. *Key Attributes, Experience and Skills:* As a result of Mr. Burns' long tenure as CEO of Ryder System, a major public company, he provides valuable business, leadership and management insights into driving strategic direction and international operations, among other things. While at Ryder, Mr. Burns was responsible for Ryder's expansion into international markets, which is important as Pfizer seeks to execute its global growth strategies. In addition, Mr. Burns brings financial expertise to the Board, including through his service on (and in some cases chairmanship of) the audit committees of other public companies, as well as executive compensation experience, including through his service on the compensation committees of several public companies, including ours. Mr. Burns also served as co-chairman of the Business Roundtable from 1998 to 2001, providing him with exposure to, and insight from, CEOs of other large companies.
Robert N. Burt . . . . 72  	Retired Chairman and Chief Executive Officer of FMC Corporation, a chemicals manufacturer, and FMC Technologies Inc., a machinery manufacturer, having served in those and other executive capacities from 1991 to 2002. Director of Phelps Dodge Corporation from 1993 until 2006 and of Janus Capital Group Inc. from 2003 until 2005. Life Trustee of the Rehabilitation Institute of Chicago and the Chicago Symphony Orchestra. Our Director since 2000. Member of our Compensation Committee and our Science and Technology Committee. *Key Attributes, Experience and Skills:* As a result of Mr. Burt's decade-long tenure as CEO of FMC Corporation and FMC Technologies, he provides a strong operational and strategic background and has valuable business, leadership and management experience and insights into many aspects of our business. Mr. Burt's experience leading FMC through the strategic transformation of its business by, among other things, market and business line expansion and the streamlining of operations, provides background and insights as we implement our global growth strategies. Mr. Burt also brings financial expertise to the Board, including through his prior service as chairman of our Audit Committee and the audit committee of another public company.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

W. Don Cornwell 62



Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Currently Director of Avon Products, Inc. and the Wallace Foundation. Director of CVS Caremark Corporation from 1994 until 2007 and the M.S. Hershey School and Trust from 1995 until 2002. Trustee of Big Brothers/Sisters of New York. Our Director since 1997. Chair of our Audit Committee and member of our Compensation Committee.

Key Attributes, Experience and Skills:

Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and health care companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing our Company. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth. Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite and his service on the audit and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.

Frances D. Fergusson ...... 65 





President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and Director of Wyeth from 2005 until October 2009. Currently Director of Mattel, Inc. Our Director since October 2009. Member of our Compensation Committee and our Science and Technology Committee.



Key Attributes, Experience and Skills:

Dr. Fergusson has strong leadership skills, having served as President of Vassar College for 20 years and, during her tenure, developing a long-term financial plan and strengthening the College's financial position. She has also headed strategic planning projects at Vassar and other organizations. Dr. Fergusson's service on the boards of not-for-profit organizations, including the Mayo Clinic (which she chaired from 1988 to 2002), enables her to bring to the Board experience and knowledge of health care from alternate perspectives. In addition, Dr. Fergusson's past service on the Wyeth board of directors affords her extensive knowledge of Wyeth's business, operations and culture, which brings a connection to the new portion of our business and operations and may aid in the integration of our companies.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

William H. Gray III 68



Co-Chairman of GrayLoeffler, LLC (formerly the Amani Group), a business advisory and consulting firm. Chairman of the Amani Group from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of Visteon Corporation from 2000 until January 2010. Currently Director of Dell Inc., J. P. Morgan Chase & Co. and Prudential Financial, Inc. Our Director since 2000. Chair of our Corporate Governance Committee and a member of our Science and Technology Committee.

Key Attributes, Experience and Skills:

Mr. Gray's experience as a U.S. Congressman for 12 years, including his service as Budget Committee Chair and House Majority Whip, position him to provide oversight to our Company in a highly regulated industry and to provide guidance in government relations. Mr. Gray also has valuable experience running a national organization on financial literacy and macroeconomic policy. Mr. Gray also brings useful corporate governance and compliance insights from, among other things, his role as an Advisory Council Member of the Business Roundtable Institute for Corporate Ethics.

Constance J. Horner 68





Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc.; Fellow, National Academy of Public Administration; and Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993 and Lead Independent Director since 2007. Member of our Corporate Governance Committee and our Executive Committee.

Key Attributes, Experience and Skills:

Ms. Horner is well-versed in health and health financing policy as a result of her service as the head of the U.S. Office of Personnel Management, which, among other responsibilities, designs and administers the health insurance program for federal employees and retirees and manages policies and programs for the recruitment, training, promotion and compensation of the federal workforce; her chairing a White House Competitive Council task force making recommendations to improve the drug approval process; and her service as former Deputy Secretary of the Department of Health and Human Services, where Ms. Horner had responsibility for the federal Food and Drug Administration, the National Institutes of Health, the Public Health Service and the Health Care Financing Administration (now the Center for Medicare and Medicaid Services), lending insight into how the federal government makes health policies that affect Pfizer's ability to create products and get them to the people who need them. In addition, Ms. Horner's government experience positions her to provide oversight to our Company in government relations, including regulatory areas. As a Guest Scholar at The Brookings Institution for 12 years, Ms. Horner brings to the Board additional insights on economic, government, foreign policy and social science issues.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships

James M. Kilts 62



Founding Partner, Centerview Partners Management, LLC, a private equity and financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Director of New York Times Company from 2005 until 2008; Procter & Gamble Company from 2005 until 2006; and Whirlpool Corporation from 1999 until 2005. Currently Chairman of The Nielsen Company Supervisory Board, Director of MeadWestvaco Corporation and MetLife, Inc. and Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Our Director since 2007. Member of our Compensation Committee and our Science and Technology Committee.

Key Attributes, Experience and Skills:

Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provide valuable business, leadership and management experience, including expertise in cost-cutting, creating value and resource allocation. In addition, Mr. Kilts' knowledge of consumer businesses has given him insights on reaching consumers and on the importance of innovation – both critical aspects of Pfizer's business. Through his service on the board of MetLife, an insurance company, Mr. Kilts can offer a view of health care from another perspective, and through Mr. Kilts' service on three compensation committees, including ours, he has a strong understanding of executive compensation and related areas.

Jeffrey B. Kindler 54



Chief Executive Officer since July 2006 and Chairman of the Board since December 2006. Vice Chairman and General Counsel from 2005 to 2006, Executive Vice President and General Counsel from 2004 to 2005, and Senior Vice President and General Counsel from 2002 to 2004. Chairman of Boston Market Corporation from 2000 to 2001, and President of Partner Brands during 2001, both companies owned by McDonald's Corporation. Director of the Federal Reserve Bank of New York and member of the Boards of Trustees of Ronald McDonald House Charities and Tufts University. Chairman of Pharmaceutical Research and Manufacturers of America (PhRMA), our industry organization, beginning in March 2010. Chair of our Board's Executive Committee and a member of our Executive Leadership Team.



Key Attributes, Experience and Skills:

Mr. Kindler brings leadership, extensive business, operating, legal and policy experience, and tremendous knowledge of our Company and the biopharmaceutical industry, to the Board. In addition, Mr. Kindler brings his broad strategic vision for our Company to the Board.
Mr. Kindler's service as the Chairman and CEO of Pfizer creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business. In addition, having the CEO, and Mr. Kindler in particular, on our Board provides our Company with ethical, decisive and effective leadership.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
George A. Lorch .... 68 	Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. In 2000, Armstrong World Industries, Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. Director of Autoliv, Inc., Masonite International, Inc. and The Williams Companies, Inc. and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Our Director since 2000. Member of our Compensation Committee and our Science and Technology Committee. *Key Attributes, Experience and Skills:* Mr. Lorch's service as CEO of Armstrong Holdings provides valuable business, leadership and management experience, including expertise leading a large organization with global operations, giving him a keen understanding of the issues facing a multinational business such as Pfizer's. In addition, Mr. Lorch has significant experience with manufacturing, marketing and branding, all critical areas for Pfizer. Mr. Lorch's experience on the board of directors of Autoliv, a non-U.S.-based public company, enables him to bring global perspectives and experience to the Board, including best practices gained from other countries. Moreover, his service on three compensation committees (including ours) has given him a strong understanding of executive compensation and related areas.
John P. Mascotte .... 70 	Retired President and Chief Executive Officer of Blue Cross and Blue Shield of Kansas City, Inc., a position he held from 1997 through 2001. Former Chairman of Johnson & Higgins of Missouri, Inc. and former Chairman and Chief Executive Officer of The Continental Corporation. Served on the boards of The New York Public Library, Lincoln Center and The Aspen Institute and as Chairman of The Local Initiative Support Corporation, The Aspen Community Foundation and Common Cents. Director of Crown Media Holdings, Inc. from 2000 until 2006, Lab*One*, Inc. from 2002 until 2005, and Wyeth from 1995 until October 2009. Our Director since October 2009. Member of our Corporate Governance Committee and our Science and Technology Committee. *Key Attributes, Experience and Skills:* Mr. Mascotte's service as CEO of Blue Cross and Blue Shield of Kansas City, Inc., a health care insurance company, and as Chairman and CEO of The Continental Corporation, an insurance holding company, for 12 years, provides him with valuable business, leadership and management experience, and enables him to lend insight on an insurance company's perspective of the biopharmaceutical industry. In addition, Mr. Mascotte has significant knowledge of Wyeth's business, operations and culture as a result of his 14 years of service on the Wyeth board of directors, which brings a connection to the new portion of our business and operations and may aid in the integration of our companies. Mr. Mascotte also brings financial expertise to the Board, including through his chairmanship of the audit committee of Wyeth and his prior work as a certified public accountant and tax specialist.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Suzanne Nora Johnson .... 52 	Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit and VISA. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California. Our Director since September 2007. Member of our Audit Committee, our Compensation Committee and our Science and Technology Committee. *Key Attributes, Experience and Skills:* Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights on the roles of the law, finance and strategic transactions to our business. In addition, Ms. Nora Johnson's extensive knowledge of health care through her role in health care investment banking and her involvement with not-for-profit organizations, such as in scientific research (the Carnegie Institution), health care policy (RAND Corporation and The Brookings Institution), and health care services (the American Red Cross), provide touchstones of public opinion and exposure to diverse, global points of view. Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.
Stephen W. Sanger .... 64 	Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Director of General Mills, Inc. from 1992 until 2008. Currently Director of Target Corporation and Wells Fargo & Company. Our Director since February 2009. Member of our Audit Committee and our Corporate Governance Committee. *Key Attributes, Experience and Skills:* With more than 12 years experience as Chairman and CEO of General Mills, Mr. Sanger has valuable business, leadership and management experience, including experience in acquisitions through the purchase of Pillsbury, creating one of the world's largest food companies. As CEO of General Mills, Mr. Sanger improved sales and market position, developed innovative ideas and streamlined operations, skills from which Pfizer may benefit. In addition, Mr. Sanger has experience leading a company whose products are subject to FDA regulation, lending insight into the regulated nature of our business.

NOMINEES FOR DIRECTORS

Name and Age as of the Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
William C. Steere, Jr. 73	Chairman Emeritus of Pfizer Inc. since 2001. Chairman of our Board from 1992 to 2001 and our Chief Executive Officer from 1991 to 2000. Director of Dow Jones & Company, Inc. from 1997 to 2007. Currently Director of Health Management Associates, Inc. and MetLife, Inc.; Director of the New York University Medical Center and the New York Botanical Garden; and Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Our Director since 1987 and a member of our Science and Technology Committee.



Key Attributes, Experience and Skills:

As former Chairman and CEO of Pfizer, Mr. Steere is widely regarded as one of the most distinguished leaders of the pharmaceutical industry, bringing to the Board deep and comprehensive knowledge of, and experience with, our Company and the biopharmaceutical industry. Through the acquisition and integration of other large companies while at Pfizer, Mr. Steere lends valuable insights and critical knowledge to the Wyeth integration. In addition, as a Trustee and Board member of medical institutions such as the NYU Medical Center and Memorial Sloan-Kettering Cancer Center and as a Director of Health Management Associates, Inc., Mr. Steere has a knowledge of health care from additional perspectives.

The Board of Directors has ratified the Audit Committee's selection of KPMG LLP to serve as our independent registered public accounting firm for 2010, subject to ratification by our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2010.

Audit and Non-Audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2009, and December 31, 2008, and fees billed for other services rendered by KPMG LLP during those periods.

	2009	2008
Audit fees:(1)	$31,000,000	$22,264,000
Audit-related fees:(2)	1,258,000	1,542,000
Tax fees:(3)	5,095,000	3,929,000
All other fees:(4)	0	0
Total	$37,353,000	$27,735,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The increase in 2009 as compared to 2008 was primarily due to statutory audits and audit services related to the Company's acquisition of Wyeth.

(2) Audit-related fees were principally for the audits of employee benefit plans.

(3) Tax fees were principally for services related to tax compliance and reporting and analysis services. The increase in 2009 as compared to 2008 was primarily due to services related to the acquisition of Wyeth.

(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval:

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer, and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

The Audit Committee:

Mr. Cornwell (Chair)
Dr. Ausiello
Mr. Burns
Ms. Nora Johnson
Mr. Sanger

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

ITEM 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pfizer's compensation philosophy is designed to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. Consistent with this philosophy, a significant portion of the total compensation opportunity for each of our executives is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our peer companies.

Shareholders are urged to read the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, which discusses how our compensation policies and procedures implement our compensation philosophy. The Compensation Committee and the Board of Directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving its goals.

Pfizer believes it has an unmatched record of engagement with shareholders. Pfizer not only listens to shareholder concerns; we consistently respond to them. Over the years, Pfizer has made a number of changes to its disclosures concerning executive compensation, as well as to its executive compensation program, in response to shareholder input, including a number of the enhancements mentioned in the CD&A.

We received a shareholder proposal in connection with the 2009 Annual Meeting of Shareholders asking that we implement an annual advisory vote on executive compensation. The proposal was approved by a majority of the votes cast at the 2009 Annual Meeting. Following discussions with shareholders, the Board of Directors determined that providing shareholders with the opportunity to cast an advisory vote on our executive compensation policies and procedures will facilitate our shareholder outreach activities and provide another means by which to receive input on our compensation policies and practices. The Board also decided to submit the advisory vote to shareholders biennially to foster a more long-term approach to evaluating our executive compensation policies and procedures. Accordingly, the following resolution will be submitted for a shareholder vote at the 2010 Annual Meeting:

> "RESOLVED, that the shareholders of Pfizer Inc. (the "Company") approve, on an advisory basis, the overall executive compensation policies and procedures employed by the Company for its named executive officers listed in the 2009 Summary Compensation Table included in the Proxy Statement for this Annual Meeting, as described in the Compensation Discussion and Analysis set forth in such Proxy Statement."

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee will consider our shareholders' concerns and take them into account in future determinations concerning our executive compensation program. The Board of Directors therefore recommends that you indicate your support for the Company's compensation policies and procedures for its named executive officers, as outlined in the above resolution.

Your Board of Directors unanimously recommends a vote FOR the approval, on an advisory basis, of the overall executive compensation policies and procedures employed by the Company for its named executive officers.

ITEM 4—APPROVAL OF BY-LAW AMENDMENT TO REDUCE THE PERCENTAGE OF SHARES REQUIRED FOR SHAREHOLDERS TO CALL SPECIAL MEETINGS

On December 14, 2009, the Board of Directors approved a resolution asking shareholders to approve an amendment to Article I, Section 9 of our By-laws to reduce to 20% the percentage of shares required for shareholders to call special meetings of shareholders. The proposed amendment to the By-laws is set forth in Annex 7 to this Proxy Statement.

Section 211(d) of the General Corporation Law of the State of Delaware provides that special meetings of the stockholders may be called by the board of directors or such person or persons as may be authorized by the certificate of incorporation or the by-laws. Article I, Section 9 of our By-laws currently provides that special meetings of the shareholders shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Company representing in the aggregate not less than twenty-five percent (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. The Board of Directors established this provision in 2008 to allow shareholders the right to call such meetings if a reasonable number of shareholders felt it appropriate.

At the 2009 Annual Meeting of Shareholders, a shareholder proposal requesting that the By-laws be changed to allow 10% of the shareholders the right to call special meetings received a favorable vote of 51.5% of the votes cast on the proposal. The Board of Directors carefully considered the vote on this proposal, and we engaged in extensive shareholder outreach to hear from investors on this issue. As a result, the Board determined that the 10% threshold would be too low. Nevertheless, the Board concluded that some action was warranted as a result of the vote at the 2009 Annual Meeting.

The Board believes that establishing an ownership threshold at 20% for the right to call special meetings strikes a reasonable and appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders, including shareholders with special interests, could call special meetings, with the resulting expense and disruption to our business. Allowing a small minority of shareholders to call special meetings for any reason would be disruptive to our normal business operations and potentially expensive, with significant legal, printing and mailing expenses in addition to costs normally associated with calling a special meeting. Moreover, preparing for a shareholder meeting requires the significant attention of Pfizer's Board, officers and employees, thus diverting attention away from their primary function of operating the business in the best interests of the shareholders.

Your Board of Directors unanimously recommends a vote FOR the By-law amendment to reduce the percentage of share ownership required for shareholders to call special shareholder meetings.

SHAREHOLDER PROPOSAL

We expect the following proposal (Item 5 on the proxy card) to be presented at the Annual Meeting. The name, address and share holdings of the shareholder proponent will be supplied upon request.

ITEM 5—SHAREHOLDER PROPOSAL REGARDING STOCK OPTIONS

RESOLVED: That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some).

REASONS: Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options.

There are other ways to "reward" senior executive officers, including giving them actual STOCK instead of options.

Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices.

Last year the owners of 265,487,403 shares, representing approximately 6.0% of shares voting, voted FOR this proposal.

If you AGREE, please vote YOUR proxy FOR this resolution.

YOUR COMPANY'S RESPONSE:

The Board of Directors believes that a prohibition against stock options would impair the Company's ability to attract, retain and motivate highly qualified employees and would limit the Compensation Committee's ability to modify compensation practices in response to changing conditions.

When used appropriately, as the Board of Directors believes is the case at Pfizer, stock options can be an effective tool in aligning employee and shareholder interests and motivating and providing effective incentives to employees. Stock options encourage employees to act as owners of the business and focus on long-term performance—aligning their interests with shareholders. Also, stock options only benefit the recipient if the stock price increases, which also benefits shareholders. The Company currently uses a mix of restricted stock units, stock options and performance shares to provide equity-based compensation to deserving employees. Our stock options typically do not vest for periods of up to five years after the grant date, and options may not be repriced, replaced or regranted without shareholder approval.

Therefore, the Board believes that the Compensation Committee should be able to grant stock options as one component of a balanced, long-term incentive compensation program.

Our shareholders consistently have supported the appropriate use of stock options. Our 2004 Stock Plan was approved by our shareholders in 2004, and our shareholders also approved an amended and restated 2004 Stock Plan in 2009, in both cases by substantial majority of the votes cast. This proposal received 6.8% of the votes cast in 2008 and 6.0% of the votes cast in 2009.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

CONTENTS

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2010 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's Proxy Statement for 2010.

Mr. Robert N. Burt
Mr. W. Don Cornwell
Dr. Frances D. Fergusson
Mr. James M. Kilts
Mr. George A. Lorch
Ms. Suzanne Nora Johnson
Dr. Dana G. Mead, Chair

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis, or "CD&A," describes Pfizer's executive compensation program for 2009 and certain elements of the 2010 program. We use this program to attract, motivate, and retain the colleagues who lead our business. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors (the "Board") made its compensation decisions for our executives, including our Named Executive Officers, for 2009. The Named Executive Officers are our Chairman and Chief Executive Officer ("CEO"), Mr. Jeffrey B. Kindler; our Senior Vice President and Chief Financial Officer ("CFO"), Mr. Frank A. D'Amelio; and our three other most highly compensated executive officers: Mr. Ian C. Read, Group President, Worldwide Biopharmaceutical Businesses; Dr. Martin Mackay, President, Pharmatherapeutics Research and Development; and Dr. Freda C. Lewis-Hall, Senior Vice President and Chief Medical Officer.

MARKET AND BUSINESS CONDITIONS

The pharmaceutical industry continues to undergo dramatic change. During 2009, consolidation was a major driver of industry dynamics, as Pfizer announced and completed the acquisition of Wyeth, Merck acquired Schering-Plough and Roche acquired full control of Genentech. While Pfizer continues to face numerous challenges that have dramatically changed the business environment in which it operates, Pfizer is in a strong financial position and has made significant changes to its business model to generate improved, consistent and stable top line and earnings growth.

In 2009, we implemented a global business unit structure within our Biopharmaceutical Businesses, focused on Primary Care, Specialty Care, Established Products, Oncology and Emerging Markets. With the acquisition of Wyeth in 2009, we created a more diversified company in the global health care industry. On completion of the Wyeth acquisition, we further modified our business unit structure to include Vaccines as part of the Specialty Care Business Unit and a Diversified Businesses Group comprised of Animal Health, Consumer Healthcare, Nutrition and Capsugel. Aligned with these changes, our Research and Development operations now consist of two organizations: Biotherapeutics and Pharmatherapeutics. We believe that this business model gives each global business unit the authority and accountability needed to make decisions relating to its part of the business – quickly and with agility – in the best interest of its stakeholders, including customers and patients, and that it will continue to contribute to improved performance and increased shareholder value. To reinforce these goals, our compensation programs are designed to link pay to performance without encouraging excessive risk taking. In fact, our compensation programs include a number of controls that mitigate risk, including executive stock ownership guidelines and our ability to recover cash- and equity-based incentive compensation in certain circumstances; as discussed below, equity awards have been subject to recovery since 1997.

EXECUTIVE SUMMARY OF COMPENSATION ACTIONS

The following highlights the Committee's key compensation decisions for 2009, as reported in the 2009 Summary Compensation Table. These decisions were made with the advice of the Committee's independent consultant, Frederic W. Cook & Co. (see "Role of Compensation Consultant" below), and are discussed in greater detail elsewhere in this Compensation Discussion and Analysis.

- Base salaries were frozen at the time of the regular salary review in February 2009, reflecting uncertain and deteriorating macroeconomic conditions at that time. The only Named Executive Officer who received a salary increase during 2009 was Mr. Read as a result of his promotion, reflecting his increased responsibilities.
- Annual incentives for 2009 were determined in February 2010. The 2009 awards for the Named Executive Officers were paid at an average of 133% of target as compared to 130% of target for 2008. The awards were based on the Company's strong 2009 operating performance, which exceeded the goals set by the Committee for Revenue, Adjusted Diluted Earnings per Share ("Adjusted Diluted EPS"), and Cash Flow from Operations (see "Financial Measures" below). The Committee also took into account the closing of the Wyeth acquisition, which we completed in an efficient and expeditious manner.
- The regular annual long-term incentive awards granted in February 2009 had a lower grant date fair value than those granted in 2008, reflecting the same macroeconomic concerns that led to the salary freeze. In particular, the grant value for Mr. Kindler's 2009 long-term incentive award was $8.3 million compared to $9 million in 2008. The annual long-term incentive values for the other continuing Named Executive Officers were also lower in 2009 than in 2008, excluding the special awards discussed below.
- In October 2009, the Committee approved special awards in recognition of the outstanding contributions made by Messrs. D'Amelio and Read in completing the Wyeth acquisition. These awards, which are discussed below, were delivered 50% in cash and 50% in equity. The awards are subject to recovery in certain circumstances, and the equity does not vest for three years.

In addition to the information contained in the 2009 Summary Compensation Table, the Committee believes that it is appropriate to also summarize its actions in February 2010 regarding the compensation of Mr. Kindler and the other Named Executive Officers, particularly their salaries and annual long-term incentive grants.

In February 2010, the Committee lifted the salary freeze and granted increases to the Named Executive Officers. Except for Mr. Kindler (whose compensation is discussed below), the increases ranged from 0% to 3.8% and were based upon individual performance, tenure in position, and existing salary levels in relation to comparable peer company positions. There were no changes in annual incentive target award amounts for the Named Executive Officers other than Mr. Kindler, because these amounts represent a percentage of each executive's salary grade midpoint, and the midpoints were unchanged. Except for Mr. Kindler, the Named Executive Officers' annual long-term incentive grant values declined by 3% to 8% as compared to the 2009 award values.

In February 2010, the Committee increased Mr. Kindler's salary from $1.6 million to $1.8 million, effective April 1, 2010, to reflect the increased complexity of the organization, which resulted in a corresponding increase in his salary grade. His 2010 annual incentive target award remained at 150% of his salary grade midpoint but increased from $2,438,100 to $2,710,500 due to a higher midpoint. In addition, the grant value of Mr. Kindler's annual long-term incentive award was increased from $8.3 million to $12 million. These changes reflect the Company's performance and Mr. Kindler's personal performance, and are intended to more appropriately align his compensation with that of peer company CEOs. The increased long-term award also recognized his leadership of the Wyeth transaction. The Committee believes that Mr. Kindler's compensation should be closely aligned with the interests of long-term shareholders and increased the portion of his expected 2010 total direct compensation to be delivered through long-term award value to 73% from 67% in 2009, with 75% of the long-term value continuing to be performance-based rather than time-based. See "2010 Compensation Actions" below for additional information.

PHILOSOPHY AND GOALS OF OUR EXECUTIVE COMPENSATION PROGRAM

Pfizer's compensation philosophy, which is set by the Committee and approved by the Board, is designed to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of the pharmaceutical peer group described below.

MODIFICATIONS TO OUR EXECUTIVE COMPENSATION PROGRAM

The Committee continues to refine our executive compensation structure and process, consistent with evolving governance practices and reflecting shareholder input.

In 2009, management continued its practice of meeting with investors and shareholder groups to gain insights about how to enhance not only the disclosure of our compensation plans and programs, but also the substantive terms of those plans and programs. The following summarizes the major changes made in 2009 and recent years to our executive compensation program, including changes made in response to our investors' suggestions.

Our executive compensation program is structured to support the ongoing transformation of Pfizer's business and is designed to ensure that total direct compensation is competitive and tied to performance. Our restructured program became effective in 2008 and has three key principles:

1. Positioning total direct compensation (the sum of salary, annual incentive awards and long-term incentive awards), as well as each individual compensation element, at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization.

2. Placing greater emphasis on aligning short-term incentive awards with our annual operating financial objectives.

3. Rewarding both absolute and relative performance in total shareholder return through long-term equity incentive awards.

Applying these principles resulted in three significant changes to our executive compensation program beginning in 2008:

- First, both individual compensation elements and total direct compensation were structured to be more closely aligned with the median compensation of similarly sized pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.

- Second, the annual incentive program (the "Global Performance Plan" or "GPP") was modified to utilize a pool that is funded based on Pfizer's performance on three financial metrics: Total Revenue, Adjusted Diluted EPS, and Cash Flow from Operations. The pool funding percentage ranges from 0% to 200% of target award levels (performance must exceed a threshold level of performance or the pool is not funded; the threshold levels are shown in the "Financial Objective" chart under "Evaluating CEO Performance—CEO Performance Assessment—Financial Results" below). Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, business unit, and individual performance, as discussed later in further detail.
- Third, we modified our Executive Long-Term Incentive Program by moving 25% of the target value of our long-term incentive awards to a Short-Term Incentive Shift Award, the "STI Shift Award", determined on the same basis as short-term incentive awards for the applicable performance year. This approach was adopted to promote the achievement of Pfizer's annual financial, operating and strategic objectives as we transformed our business model while strengthening the link between individual performance and shareholder value. Consistent with the Committee's strategy to use this approach for a three-year period, it intends to reevaluate this approach for long-term incentive awards granted in 2011. The STI Shift Award has the following features:
  - The STI Shift Award is performance-based, denominated in dollars, and determined in the same manner as the annual incentive.
  - Unlike current annual incentive awards, which are paid entirely in cash, the STI Shift Award is paid 50% in cash and 50% in restricted stock units (RSUs) that are subject to three-year vesting; however the Named Executive Officers may elect to receive 100% of this award in RSUs.
  - This STI Shift Award is treated for all purposes as part of the long-term incentive award and is not included in determining pensionable earnings.

The following charts summarize the significant actions taken by the Committee to implement the program outlined above through 2009, as well as the rationale for these actions.

2009 Compensation Committee Actions

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• For 2009, froze salaries of the Executive Leadership Team (ELT) – those executives reporting directly to the CEO (other than in the case of promotions) • Reduced 2008 annual short-term incentive payments paid in 2009 for the executive officer group as compared to awards paid in 2008 for 2007 performance • Reduced 2009 long-term incentive target grant amounts by 10%	• Executive officers were eligible for annual salary increases to reflect performance, market conditions and competitiveness • Prior to adoption of the short-term incentive funding pool, short-term incentives were based on an individual's performance against objectives but were not specifically based on Pfizer's overall financial performance • Long-term incentive award levels were set based on an evaluation of market data	• To ensure alignment with shareholders' interests and to recognize economic conditions, stock price performance and other factors

• Eliminated change-in-control severance agreements and adopted an Executive Severance Plan based on our broad-based severance program for U.S.-based employees
  • In February 2009, all executive officers voluntarily terminated their change-in-control severance agreements and each (other than Mr. D'Amelio) became a participant in the Executive Severance Plan
  • The separate severance agreement with Mr. D'Amelio, established as part of his hiring arrangements, expired on September 10, 2009 and was not renewed. At that time, he became a participant in the Executive Severance Plan
	• Entered into change-in-control agreements with all executive officers	• To reduce severance levels upon a termination of employment on a change-in-control; eliminate potential gross-up on certain severance payments; and offer a consistent and competitive severance program

• Amended and restated the 2004 Stock Plan to provide shares for future grants of equity-based compensation and to add safeguards for shareholders, including:
  • A prohibition against "cash outs" of underwater stock options/stock appreciation rights (SARs) without shareholder approval
  • Established rules relating to time-based awards (i.e., no more than 5% of awards may have a vesting term of less than 3 years)
  • Imposed a minimum performance period of one year for performance-based awards
	• Plan did not require shareholder approval for the "cash out" of underwater stock options/SARs even though no such "cash outs" have occurred
	• Plan did not provide minimum vesting or performance periods for equity awards
		• To ensure that the 2004 Stock Plan, as amended and restated, incorporates evolving practices of U.S. equity plans, reflecting shareholder input and interests

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Approved submitting executive compensation to an advisory shareholder vote	• Shareholders were not provided with an advisory vote on executive compensation	• In response to the passage of a shareholder proposal at the 2009 Annual Meeting and to implement evolving practices and reflect shareholder input
• Approved changes in the composition of the pharmaceutical peer group and general industry comparator group (described below) used to measure performance and benchmark compensation • Due to the elimination of Schering-Plough and Wyeth as a result of their acquisitions, we added Novartis, Roche and Sanofi-Aventis to the pharmaceutical peer group effective for 2010 performance share awards • Reduced the general industry comparator group to 23 companies to reflect mergers, differences in pay models, unavailability of compensation data and other factors	• Pharmaceutical peer group consisted of ten comparator companies, eight of which were U.S.-based • General industry comparator group consisted of 46 *Fortune* 100 companies	• To ensure that our pharmaceutical peer group more closely aligns with the companies against which we compete for executive talent • To ensure that our general industry comparator group is more reflective of the companies most similar to Pfizer, companies that use similar pay models, and companies for which we can obtain comparative pay data

Recent Compensation Committee Actions

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• After a comprehensive evaluation, including feedback from shareholders, implemented a redesigned short-term annual incentive program that now includes: • An annual short-term incentive pool funded based on Pfizer's financial performance • Annual short-term incentives determined by the Committee based on target award levels expressed as a percentage of salary midpoint, adjusted for performance • Individual annual short-term incentives determined by objective performance measures for the Company, division and business unit and performance against individual goals	• Annual short-term incentive target award levels were set based on market data, expressed as a percentage of salary, adjusted based on a subjective evaluation of the executive's performance against pre-set goals and other factors	• To ensure that our executive compensation program is aligned with our pay-for-performance philosophy as well as our shareholders' interests and to assure that the program is also an effective tool to attract, motivate and retain executive talent • To more closely align annual incentives with the achievement of Pfizer's annual financial and strategic goals

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Implemented a redesigned long-term incentive program for executives providing for annual grants as follows: 25% of the grant value denominated as RSUs aligned with share price; 25% as Performance Share Awards (PSAs) tied to relative total shareholder return as compared to the pharmaceutical peer group; 25% as Total Shareholder Return Units (TSRUs) tied to absolute shareholder return (change in stock price plus accumulated dividend equivalents); and 25% as an STI Shift Award paid 50% in cash and 50% in RSUs, initially aligned with short-term performance and ultimately share price	• Long-term awards were more heavily weighted toward stock options (50% of target award)	• To promote the achievement of Pfizer's annual objectives during our transformation period while maintaining close alignment with our shareholders' return on their investment
• Continued active involvement in the development of compensation arrangements for new members of our ELT– those executives reporting directly to the CEO	• Committee reviewed and approved all compensation arrangements for the ELT	• To ensure that reasonable compensation arrangements are competitive, to facilitate Pfizer's ability to recruit top talent and to ensure consistency in compensation throughout the organization
• Expanded long-established policies to recapture compensation from executives if certain acts occur	• Recapture agreements were limited to gains attributable to long-term incentive compensation recognized during the prior 12 months	• To ensure that shareholders' interests are served by allowing the expanded recovery of compensation in certain circumstances. Our policies are aligned with evolving governance and compensation practices
• Instituted a detailed annual review of all elements of compensation for the ELT using tally sheets	• Less formalized practice to review compensation paid to the ELT	• Useful in evaluating total compensation opportunities relative to market practice and performance and consistent with evolving practices
• Aligned compensation structure with 50th percentile target pay of both a peer group of pharmaceutical companies and a general industry comparator group (see "General Overview—Competitive Positioning" below)	• Compensation structure was aligned with 75th percentile target pay	• To better align compensation with market-based pay

ELEMENTS OF TOTAL COMPENSATION

The elements of total compensation for our executives are as follows:

Rewarding Short-Term Performance

- Salary—The fixed amount of compensation for performing day-to-day responsibilities.
- GPP—This program provides competitively based short-term incentive opportunities for our executives to earn annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year.

Rewarding Long-Term Performance

- Long-Term Incentive Awards—These annual awards are designed to build executive stock ownership, retain executives, and align compensation with the achievement of Pfizer's long-term financial goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.

Other Elements of Total Compensation

- Retirement Benefits—Amounts accrued for Pfizer pensions and other retirement savings.
- Other Compensation—Matching contributions to the Pfizer Savings Plans, perquisites and health and welfare benefits.

GENERAL OVERVIEW—COMPETITIVE POSITIONING

Creating an Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. The Committee reviews these peer groups on an annual basis.

Our pharmaceutical peer group for 2009 consisted of the following companies, which were selected based on their size, market capitalization and complexity of their businesses, and the availability of comparative data. In light of the acquisition of Wyeth by Pfizer and Schering-Plough by Merck in late 2009, the Committee reviewed the pharmaceutical peer group at that time. As a result, in 2010, Novartis, Roche and Sanofi-Aventis have been added to our pharmaceutical peer group, replacing Wyeth and Schering-Plough. The Committee recognizes that while data are available on the performance of our non-U.S.-based peer companies, the data are limited in terms of comparable benchmarks and other information as compared to peers based in the U.S.

2009 Pharmaceutical Peer Group

Abbott Laboratories	GlaxoSmithKline
Amgen	Johnson & Johnson
AstraZeneca	Merck
Bristol-Myers Squibb	Schering-Plough
Eli Lilly	Wyeth

Our general industry comparator group was selected based on the same criteria as above, from other industry sectors determined by the Committee. In early 2009, the Committee dramatically reduced the number of general industry comparators to 23 from 46 by eliminating companies that no longer exist as independent companies, are no longer *Fortune* 100 companies, maintain significantly different pay models and/or do not participate in our general industry compensation survey.

2009 General Industry Comparator Group

Alcoa	Honeywell
Altria Group	IBM
Boeing	Lockheed Martin
Caterpillar	PepsiCo
Chevron	Procter & Gamble
Coca-Cola	TimeWarner
Comcast	United Parcel Service
Dell	United Technologies
Dow Chemical	UnitedHealth Group
DuPont	Verizon
FedEx	Walt Disney
General Electric	

The chart below compares Pfizer's 2009 revenue, 2009 net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

in Billions	Pfizer	Pharmaceutical Peer Group* Median	General Industry Comparator Group Median
Revenue	$50.0	$28.4	$44.9
Reported Net Income	$8.6	$7.5	$3.2
Market Capitalization	$142.7	$64.5	$43.9

Revenue and Net Income based on published earnings releases. Market Capitalization as of February 2010.

* Excludes Schering-Plough and Wyeth, as discussed above.

Applying the Compensation Framework to Executive Positions

The Committee uses median compensation data for similar positions in both the pharmaceutical peer and general industry comparator groups as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process and help maintain internal equity.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range with minimum, midpoint, and maximum salary levels. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartile for positions assigned to that grade.

This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median figure, as explained below.

Setting Compensation Targets

In February of each year, the Committee reviews the total compensation of each ELT member, including salary, target annual incentive award opportunity, target long-term incentive award value, perquisites, retirement benefits, health and welfare benefits, and potential severance. The Committee then sets each ELT member's compensation target for the current year. This generally involves establishing annual and long-term incentive award opportunities. Regular salary adjustments, if any, become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member. The tally sheet assigns a dollar amount to each compensation element, including current cash compensation (salary and target annual incentive opportunity), annual long-term incentive awards, accumulated deferred compensation, outstanding equity awards, retirement, health and welfare benefits, perquisites, and potential payments upon various termination scenarios. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunities in relation to competitive market practice and performance.

For 2009, the Committee set target levels for the financial and strategic objectives relating to annual incentive award opportunities for the ELT and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. It also reviewed the target levels for the annual grants of long-term incentive awards and concluded that they were appropriate. The Committee also concluded that the targets do not encourage unnecessary or excessive risk taking.

EVALUATING CEO PERFORMANCE

Setting CEO Performance Objectives

The Committee establishes Mr. Kindler's performance objectives based on its judgment as to where it believes Mr. Kindler should focus in achieving Pfizer's strategic plan. The Committee selects and weights Mr. Kindler's goals, taking into consideration Pfizer's current financial and strategic priorities. The Committee recognizes that increasing total shareholder return should be emphasized; however, the Committee also acknowledges that performance against this objective may not be reflected in a single 12-month period.

For 2009, Mr. Kindler's objectives were as follows:

Shared Objectives: These objectives reflect collective goals applicable to all members of the ELT (including Mr. Kindler) and are intended to ensure continued financial strength, to generate revenue growth, to increase shareholder value and to ensure strong leadership of an engaged workforce. For 2009, the Shared Objectives were:

- Financial Objectives: 50% weighting
  - Total Revenue
  - Adjusted Diluted EPS
  - Cash Flow from Operations
- Enhancing the Product Portfolio: 10% weighting
  - Actions to enhance Pfizer's product pipeline (representing the Committee's qualitative assessment of Pfizer's performance in improving its product pipeline).
- People Management: 10% weighting
  - Improving colleague engagement, increasing diversity and reducing the inclusion gap between senior-level men and women.

Strategic Corporate Objectives: These objectives reflect Mr. Kindler's key accountabilities at the enterprise level. For 2009, the Strategic Corporate Objectives were:

- Strategic Corporate Performance: 30% weighting
  - Implement a new global "go-to-market" model driven by fully accountable business units.
  - Close the Wyeth transaction and proceed with the prompt integration of operations, processes, and people.
  - Advance global policies to preserve the biopharmaceutical business model and protect privately funded innovation.

The Committee selected these annual strategic goals based on its judgment that they represent areas on which Mr. Kindler should focus to drive Pfizer's strategic plan and shareholder value during 2009. Mr. Kindler's progress against these goals was periodically reviewed during the year.

CEO Performance Assessment

The Committee is responsible for evaluating Mr. Kindler's performance against his objectives, with input from the other independent members of the Board, and for determining his compensation. Early in 2010, the Committee reviewed Mr. Kindler's performance against his objectives, as well as other key factors, and determined his compensation, which was ratified by the independent members of the Board.

The Committee believes that Mr. Kindler's leadership was a significant factor in the continued progress made by Pfizer in 2009 in strengthening the foundation for future growth and long-term success.

Financial Results: Despite the unprecedented challenges in the global macroeconomic environment and other challenges, the Company exceeded the target goals for 2009 set by the Committee for annual incentive purposes (Total Revenue of $45.0 billion, Adjusted Diluted EPS of $1.90 and Cash Flow from Operations of $10.5 billion) by achieving Total Revenue of $45.5 billion, Adjusted Diluted EPS of $1.98 and Cash Flow from Operations of $11.2 billion.

Financial Objective	2008 Results	2009 Threshold	2009 Target(c)	2009 Results(c)
Total Revenue(a)	$48.6 Billion	$42.5 Billion	$45.0 Billion	$45.5 Billion
Adjusted Diluted EPS(b)	$2.43	$1.70	$1.90	$1.98
Cash Flow from Operations	$18.2 Billion	$8.5 Billion	$10.5 Billion	$11.2 Billion

(a) Total Revenue for annual incentive purposes is based on budgeted foreign exchange rates, excludes certain non-recurring items in each year and for 2009 excludes post-closing Wyeth results. Therefore, 2009 results differ from U.S. GAAP revenue of $50.0 billion (which includes post-closing Wyeth results) shown in "General Overview—Competitive Positioning."

(b) Adjusted Diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates and excludes certain non-recurring items in each year. See "Financial Measures" below for a reconciliation of the U.S. GAAP amount to the Adjusted amount for 2009 and 2008.

(c) 2009 Targets and Results do not include any post-closing Wyeth results. See notes (a) and (b) above.

See "Financial Measures" below for reconciliations of 2009 and 2008 U.S. GAAP revenues and U.S. GAAP diluted EPS to Total Revenues for annual incentive purposes and Adjusted Diluted EPS for annual incentive purposes. Adjusted Diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Total Revenues for annual incentive purposes and Adjusted Diluted EPS for annual incentive purposes are not, and should not be viewed as, substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

Enhancing the Product Portfolio: Under Mr. Kindler's leadership and oversight, during 2009 we improved the product portfolio (early stage through late stage), resulting in enhanced pipeline delivery, rationalization of projects considered to be "first wave" and/or "best in class," with over 100 projects strategically terminated, and reduced cycle time on early stage key projects by 3-12 months.

People Management: In 2009, we met or exceeded each of our people management goals, including: a statistically significant improvement (as determined by an independent survey organization) in colleague engagement; increased percentages of senior-level women of 2.3 percentage points (globally) and senior-level minorities of 1.0 percentage point (U.S. only) in our workforce; and a statistically significant reduction in the inclusion gap between senior-level men and women.

Strategic Corporate Performance

Business Model Implementation: During 2009, the Company also modified the global business unit model, announced in 2008, to accommodate the addition of the Wyeth businesses. This model aligns the Company's valuable resources with the individual businesses and drives decision-making closer to its customers and the markets in which they operate. In addition, the Company prioritized its research and development efforts to focus on the greatest opportunities for scientific, medical and commercial success, and the Company remains on track to meet the various research and development goals announced in March 2009. Mr. Kindler also further strengthened the Company's leadership team through strategic hiring and the redeployment of key senior leaders across the Company.

Wyeth Transaction: During 2009, we devoted significant attention to the acquisition of Wyeth. Under Mr. Kindler's leadership, we finalized negotiations, gained regulatory approval and closed the $68 billion acquisition of Wyeth, all in an expedious manner. During the year, Mr. Kindler oversaw a detailed review of Wyeth and its businesses and the development of an integration plan, including the modification of the new business unit structure, to facilitate the timely and smooth integration of the Wyeth businesses following completion of the acquisition. Specific accomplishments included: implementation of an integrated sales force in three of our major biopharmaceutical business units within 10 days following the closing of the acquisition; a fully operational research and development organization comprised of two distinct groups, with the announcement of six site closures and significant downsizing of four additional sites within one month after the closing; and integrated people management processes in over 50 countries promptly after the closing. With the completion of the acquisition under Mr. Kindler's leadership, Pfizer is one of the largest biopharmaceutical companies in the world, as well as a more diversified company in the health care industry. The Committee believes that as a result of the acquisition and other achievements, Pfizer is well positioned for improved, consistent and stable growth, with sustainable shareholder value in both the short and long term.

Industry Leadership: During 2009, Mr. Kindler was actively involved, through both Pfizer and external organizations, in developing and advancing U.S. and global public policies that serve the overall interests of our Company and our shareholders, as well as doctors and patients. These efforts included constructive participation in the U.S. legislative process to advance Pfizer's goals of achieving a more rational operating environment; improving Americans' access to quality, affordable health care; preserving the doctor/patient relationship; and enhancing policies that promote innovation. Also, through both Pfizer and external organizations, he has sought to ensure the availability of safe medicines by opposing legislation that would allow for importation of prescription drugs that could jeopardize the integrity of the drug supply chain in the U.S. In addition, under Mr. Kindler's leadership, Pfizer undertook efforts to protect its intellectual property by supporting legislative initiatives on patent review, patent challenges and patent infringement.

In view of Mr. Kindler's accomplishments noted above and the fact that he achieved all of his objectives and exceeded most of them, the Committee believes that Mr. Kindler successfully led the Company toward the achievement of its strategic goals during 2009 – a year filled with opportunities and challenges, particularly given various Company-specific and macroeconomic factors. To reward Mr. Kindler for his performance and leadership of the Company, the Committee determined to increase his expected total direct compensation, consistent with the plan, at the time he was promoted to CEO, to align his compensation with other CEOs in our pharmaceutical peer and general industry comparator groups after a short period of time, dependent upon his success in the role.

EVALUATING OTHER NAMED EXECUTIVE OFFICERS' PERFORMANCE

Setting Performance Objectives for Other Named Executive Officers

The individual performance objectives for our ELT members, including our other Named Executive Officers, are recommended by the CEO and reviewed by the Committee. These individual objectives are those that Mr. Kindler and the Committee believe should be focused on during the year. Progress against these objectives is monitored by the CEO and reviewed with the Committee during the year.

For 2009, the objectives of each other Named Executive Officer followed the framework below:

Shared Objectives: The other Named Executive Officers had the same shared objectives (Financial, Enhancing the Product Portfolio and People Management) as Mr. Kindler (see discussion above). As was the case for Mr. Kindler, these Shared Objectives had a 70% weighting in the aggregate (see "Evaluating CEO Performance – Setting CEO Performance Objectives" above).

Individual Strategic and Operating Division Objectives: Each of the other Named Executive Officers had individual Strategic and Operating Division Objectives comprised of Division-specific goals to advance the strategic and operating plans of both the Division and Pfizer. These objectives carried a 30% weighting in the aggregate. These objectives, including specific performance targets within these objectives, are discussed below.

Other Named Executive Officers' Performance Assessment

Mr. Kindler reviews the performance of each other Named Executive Officer against his/her objectives and presents his evaluation of their performance to the Committee. However, decisions about individual compensation elements and total compensation are ultimately made by the Committee, using its judgment, focusing primarily on each other Named Executive Officer's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Committee determines each other Named Executive Officer's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

Shared Objectives: The achievement of the Shared Objectives is discussed above.

Individual Strategic and Operating Division Objectives: The achievement of the Individual Strategic and Operating Division Objectives for each other Named Executive Officer was as follows:

Mr. D'Amelio, CFO –

- Successfully optimized financing structure for the Wyeth acquisition, including syndicating the initial bridge financing (where initial commitments were $5.5 billion for each of the five leading banks) and limiting commitments to no more than $1.485 billion per bank; completed $24 billion of permanent financing prior to the closing, resulting in savings of at least $500 million in bridge financing fees;
- Effectively led the Wyeth integration and contributed to the expeditious closing of the transaction; completed and announced the new organizational structure and leadership team for the Finance and Business Operations Division by the time of closing (October 15, 2009);
- Identified $7 billion in gross cost savings, including Wyeth transaction synergies; recognized approximately $1 billion of gross cost savings through December 31, 2009;
- Achieved a 24% reduction in capital expenditures from 2008 levels by focusing on cash and capital discipline; exceeded targeted reduction of 10%; and
- Successfully operationalized new organizational structure for Finance and Business Operations.

Mr. Read, Group President, Worldwide Biopharmaceutical Businesses –

- Exceeded divisional revenue and income before adjustments (IBA) targets by $380 million and $310 million, respectively. Achieved $44.44 billion in divisional revenues vs. $44.06 billion target; and achieved $26.67 billion in IBA vs. $26.36 billion target – none of these amounts included Wyeth activity after the acquisition date;
- Effectively implemented the newly established qualitative portfolio review process and met key qualitative milestones;
- Met revenue targets for Emerging Markets of $7.0 billion and expanded cities covered in China and the size of the sales force and exceeded revenue targets for Established Products by achieving revenues of $5.3 billion, or 108% of targeted revenue of $4.8 billion;
- Fully implemented the new Pfizer go-to-market strategy and business unit structure in the U.S. and Europe ahead of schedule; and
- Effectively contributed to the successful completion of the Wyeth acquisition and the integration of Wyeth businesses into the Pfizer business unit structure with an organizational structure designed and announced on closing; key talent was retained and successfully mapped to their respective businesses.

Dr. Mackay, President, Pharmatherapeutics Research and Development –

- Met divisional expense budget of $2.46 billion – which did not include Wyeth-related expenses after the acquisition date;
- Decreased risks and attrition through the joint business unit and research and development rationalization of the product portfolio, resulting in 79% of the current projects being considered by the business units to be "first wave" and/or "best in class" and eliminating over 100 projects deemed to be less promising;
- Implemented processes to increase confidence in the mechanistic basis of all programs by initiating Proof of Mechanism (POM) studies and to significantly improve survival and quality of Proof of Concept (POC) studies, including delivery of 9 POM studies (target 8) in key "invest to win" areas (Alzheimer's, Diabetes, Oncology and Inflammation) and delivered important POCs in Alzheimer's and Oncology, including the c-MET/ALK program;
- Accelerated delivery of the 2010/2011 POC portfolio by reducing the cycle time on key projects by 3-12 months and held early guidance meetings with key regulators to reduce risk to label;
- Delivered the three research and development commitments for 2009 that were announced in March 2008, namely 12 new molecular entities and New Indication Phase 3 starts (10-12 was the target) by March 2009; 15 Phase 3 starts (15-20 was the target) by end of 2009; and 27 Phase 3 Programs (24-28 was the target) by end of 2009 and are on target to meet the 2010-2012 commitment of 15-20 submissions announced at the same time;
- Implemented the new business unit structure and the two distinct organizational Research & Development models (resulting from the Wyeth integration of resources and portfolio) designed to enhance utilization of resources and meet customer needs; new organizational structure and leadership team completed and announced by closing and site footprint announced 24 days after closing; and
- Advanced the research and development Asia strategy by more than tripling the number of patient placements in selected Asian countries.

Dr. Lewis-Hall joined Pfizer on May 15, 2009 as Chief Medical Officer. Her primary accountabilities were to assess her organization and its talent, to make changes as necessary and to develop and design and begin to implement a plan for the integration of the Wyeth medical organization. Dr. Lewis-Hall successfully met those accountabilities.

The collective efforts of the ELT, including the Named Executive Officers, resulted in the following key accomplishments in 2009, discussed above: the completion of the new "go to market" model, including the business unit structure; the acquisition of Wyeth; the successful retention of key Wyeth talent; obtaining permanent financing for the acquisition prior to closing, which reduced financing costs; the initiation of the Medicines-to-Market initiative aimed at reducing development cycle times and attrition rates; and improved communication of the risk/benefit profile of medicines with regulators to shorten the timelines for approval.

In early 2010, following the performance assessment process discussed above, Mr. Kindler presented to the Committee his compensation recommendations for the other ELT members (including the other Named Executive Officers), including recommended salary adjustments, annual incentive awards and long-term incentive award values. As discussed above, the Committee supplemented Mr. Kindler's recommendations with its own evaluations (and those of the other independent members of the Board) of each individual's performance, as well as its view of each individual's potential within the organization, in finalizing its compensation actions. These factors were considered by the Committee in making its compensation decisions for the other Named Executive Officers.

REWARDING PERFORMANCE

CASH COMPENSATION

2009 Salary

The Committee, at the request of the CEO, froze salaries for the Named Executive Officers for 2009 except in the case of Mr. Read, who was promoted to reflect his increased responsibilities. In his case, a salary increase was approved by the Committee after considering:

- Salary data from the peer and comparator groups;
- Internal pay relationships among our ELT members based on their relative duties and responsibilities; and
- A number of other factors, including individual performance, experience, future advancement potential, impact on Pfizer's results, and retention.

As part of the annual compensation process, the Committee set annual salaries, effective April 1, 2009, as follows (except for Dr. Lewis-Hall, who joined the Company in May 2009):

2009 Salary

	Prior Salary ($)	2009 Salary Midpoint ($)	Salary Effective 4/1/2009 ($)	% Increase
J. Kindler	1,600,000	1,625,400	1,600,000	0.0%
F. D'Amelio	1,060,000	976,800	1,060,000	0.0%
I. Read	1,060,000	1,156,000	1,166,000	10.0%
M. Mackay	950,000	976,800	950,000	0.0%

2009 Performance Year Annual Incentive Awards

As indicated above, the target annual incentive award opportunity for our Named Executive Officers represents a percentage of salary midpoint based on salary grade. Target annual incentive levels are reviewed annually to ensure alignment with our compensation philosophy to target compensation at the market median and are based on an evaluation of competitive market data and internal equity between the ELT members. For 2009, target annual incentive opportunities for the Named Executive Officers ranged from 70%–150% of salary midpoint, as indicated in the table below.

Based on his evaluation of each executive's performance against goals established for the year, Mr. Kindler submitted to the Committee 2009 annual incentive award recommendations for each of the other ELT members (including the other Named Executive Officers). The Committee, with input from the other independent members of the Board, reviewed these recommendations and considered its own evaluation of each executive's performance, his/her relative contribution to the Company's overall performance and his/her response to unplanned or unforeseen events to determine the amounts payable.

In determining Mr. Kindler's annual incentive award for 2009 performance, the Committee assessed his performance, including the Company's overall performance, the completion of the Wyeth acquisition in an expeditious manner, his leadership in building the product pipeline, his overall management of the Company and his handling of unplanned or unforeseen events. The Committee also considered input from the other independent members of the Board. As part of its assessment, the Committee noted that under Mr. Kindler's leadership, the Company had exceeded each of its financial objectives (Total Revenues, Adjusted Diluted EPS and Cash Flow from Operations) for 2009. In addition, as discussed above, the Committee noted the adoption and implementation of the new business unit structure (including its modification in connection with the Wyeth acquisition) and the related benefits to Pfizer.

The 2009 annual incentive award opportunities and the actual annual incentive award payouts for each of the Named Executive Officers are presented in the following table:

2009 Annual Cash Incentive Awards

Name	Target Payout as a % of Salary Midpoint	Payout Range as a % of Salary Midpoint	Target Award ($)	Maximum Award[1] ($)	Actual Award ($)	Actual Award as a % of Salary Midpoint
J. Kindler	150%	0-300%	2,438,100	4,876,200	3,500,000	215%
F. D'Amelio	90%	0-180%	879,120	1,758,240	1,420,000	145%
I. Read	100%	0-200%	1,156,000	2,312,000	1,657,000	143%
M. Mackay	90%	0-180%	879,120	1,758,240	1,025,000	105%
F. Lewis-Hall	70%	0-140%	566,700	1,133,400	566,700	70%

(1) Maximum award is 200% of target award.

For annual incentive awards to be deductible under Section 162(m) of the Internal Revenue Code, the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (defined for this purpose as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target, subject to the overall adjusted net income limitation.

2009 Long-Term Equity Incentive Awards

In February 2009, executives received long-term equity incentive awards consisting of RSUs, PSAs, TSRUs and the portion of their long-term equity value moved to STI Shift Awards.

Long-Term Instruments	Objective
RSUs with dividend equivalents*, payable in shares of common stock and only on vesting	To encourage ownership and retention while providing alignment with shareholders
PSAs with dividend equivalents*, payable on vesting in shares of common stock and only on the number of shares earned	To reward relative total shareholder return over a three-year performance period
TSRUs with dividend equivalents*, payable in shares of common stock and only on settlement	To link rewards to absolute total shareholder return over a five-year period
STI Shift Award	To promote the achievement of Pfizer's annual financial, operating and strategic objectives during our transformation period as we strengthen the link to shareholder value

*See description below for treatment of dividend equivalents.

RSUs represent a promise to deliver shares of Pfizer common stock upon the completion of three years of service from the date of grant. RSUs are not considered "performance-based compensation" for purposes of Section 162(m) and, therefore, the value of these awards made to our executives who are subject to Section 162(m) may not be deductible by Pfizer. To mitigate this result, upon vesting or upon termination of employment, the CEO and the other Named Executive Officers (excluding the CFO) are required to defer receipt of their RSUs until they are no longer subject to Section 162(m) or January 31 of the year following their termination date, whichever is earlier. Dividend equivalents on RSUs are reinvested in additional stock units and dividend equivalents on deferred RSUs are subject to the same restrictions on receipt.

PSAs, which also vest on the third anniversary of the grant date, provide the opportunity to earn shares of Pfizer common stock based on our total shareholder return (defined as the change in stock price plus dividend equivalents), measured over that three-year period relative to our pharmaceutical peer group (see

"General Overview—Competitive Positioning" earlier in this Proxy Statement). Upon completion of the performance period, dividend equivalents that would have been earned over the three-year period on the shares covered by the earned award are paid in additional shares of common stock.

Our TSRUs, which deliver value based on total shareholder return, vest three years following the date of grant and settle on the fifth anniversary of the grant date. The value delivered equals the difference between the settlement price and the grant price (both as described below), plus dividend equivalents accumulated during the five-year term. If the difference between the two prices is negative, the accumulated dividend equivalents are reduced by the amount of the difference, to achieve the total shareholder return reward result. The grant price is the closing stock price on the date of grant (for the TSRUs granted on February 26, 2009, $12.70 per share) and the settlement price is the 20-day average closing stock price ending on the fifth anniversary of the grant. The value is delivered in shares of common stock.

The STI Shift Award represents 25% of the long-term target incentive compensation value, and promotes the achievement of Pfizer's annual financial objectives during our transformational period while strengthening the link to shareholder value. The actual award payout was determined in early 2010 based on 2009 performance using the same methodology that was used to compute the size of the pool under the annual incentive program, adjusted for business unit and individual performance and limited by the total pool. The awards were distributed 50% in cash and 50% in RSUs, with a three-year vesting schedule.

2009 Equity Award Target Values

The target value of each Named Executive Officer's long-term equity incentive award is based on competitive market data and is initially targeted at the median value of such data. The targets for the 2009 grants were as follows: Mr. Kindler: $7.650 million; Mr. D'Amelio: $3.150 million; Mr. Read: $3.375 million; and Dr. Mackay: $3.150 million. Dr. Lewis-Hall was not employed at the time of the annual grant and therefore did not receive an award. All executives in the same salary grade receive the same preliminary target award value. However, the Committee may, in its discretion, adjust these award values to reflect individual performance or for other reasons. For 2009, the Committee exercised its discretion to positively adjust these award values for Messrs. Kindler, D'Amelio and Read to recognize and reward individual performance, to recognize the executive's potential to assume greater responsibility, and to ensure retention. Past equity awards have not significantly influenced individual award values, because the Committee determined that none of the executive officers had been materially advantaged or disadvantaged by its recent grant practices to an extent that required a current adjustment.

2009 Equity Award Allocations

The long-term incentives for our Named Executive Officers, other than Mr. Kindler, were equally split (i.e., 25% each), on a grant value basis, among RSUs, PSAs, TSRUs and STI Shift Awards. These incentives were structured to emphasize the Committee's expectation that our executive officers would focus their efforts on improving Pfizer's stock price performance, both on an absolute basis (since the value realized from the TSRUs is consistent with the total shareholder return of Pfizer's shareholders) and on a relative basis (through their PSAs, which are earned based on Pfizer's total shareholder return compared to peer companies in the pharmaceutical industry). RSUs are used for their potential retention value, and the STI Shift Awards are intended to promote the achievement of the annual financial objectives in the short term during our transformational period.

The target award for Mr. Kindler was initially split equally among the four long-term instruments. However, the Committee decided to increase Mr. Kindler's long-term award value by $650,000 to reflect both his performance and long-term award levels relative to competitive market pay levels. In support of our "pay for performance" philosophy and to further align the interests of our executives with those of our shareholders, this additional award value was denominated in the form of TSRUs, so that 31% of his total long-term incentive value was granted in the form of TSRUs, which deliver value based solely on absolute shareholder return. The remaining value of the award was split equally among the other three long-term instruments.

The allocation of value among the four types of incentives was based on an analysis of the type and size of the equity awards granted to the executives of the companies in the peer and comparator groups and, in part, the areas on which the Committee wanted our executives to focus their attention and energies in executing our long-term business strategy.

Once the target long-term equity incentive award values were set and the allocation among incentives was determined (except as noted above for Mr. Kindler), 75% of the respective target values for the Named Executive Officers were converted into a number of units/TSRUs using the values of the awards as then estimated for financial accounting purposes, with 25% allocated to the STI Shift Award.

2009 Performance Share Awards

The number of shares that may be earned under the PSA awards granted in February 2009 is based on a formula comparing Pfizer's total shareholder return, including reinvestment of dividend equivalents, over a three-year period in relation to the pharmaceutical peer group. If total shareholder return is below the threshold level compared to this peer group (as disclosed in the chart below), then no shares are earned. If the total shareholder return is above the peer threshold level, but negative in the absolute (i.e., the decrease in the value of the stock exceeds the dividend equivalents), then the number of shares awarded can in no event exceed the target amount. If total shareholder return exceeds the peer threshold level, varying numbers of shares (up to a maximum of 200% of target) are earned as set forth in the chart below.

The Committee continues to believe that total shareholder return is the most appropriate measure of relative performance in relation to Pfizer's business objectives and therefore selected relative total shareholder return as the sole performance measure for the 2009 PSA cycle. In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remained a strategic priority during this period.

Our 2007 and 2008 long-term equity incentive grants to our executive officers also included PSAs. These performance shares followed the same approach that we used for the 2009 PSAs described above.

With the acquisitions of Wyeth and Schering-Plough in 2009, their results would not be representative of the full performance period (for 2008 PSAs, 2008-2010 and for 2009 PSAs, 2009-2011); therefore, the Committee determined that their use in measuring Pfizer's relative performance would be inappropriate. Consequently, the Committee eliminated Wyeth and Schering-Plough from the peer group for purposes of measuring Pfizer's relative performance for these awards. The remaining eight pharmaceutical peer companies against which payout of the 2008 and 2009 performance share awards will be measured are: Abbott, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson and Merck. The terms of the awards do not permit the addition of new peer companies, so we have not added the new companies to the pharmaceutical peer group for purposes of outstanding grants. The specific performance levels were set by the Committee at the points shown in the table below to ensure that any value realized under the PSAs would be received by our executives for above median performance, with substantially lesser awards for threshold performance and substantially greater awards for maximum performance. The revised matrix for the 2008 and 2009 performance share awards is shown below:

Performance Share Awards Relative Performance/Payout Matrix

Pfizer Relative Performance	Maximum Payout as a % of Target
1 (highest)	200%
2	175%
3	150%
4	100%
5	75%
6	50%
7 (threshold)	25%
8	0%
9 (lowest)	0%

Before we began granting PSAs in 2006, we granted "Performance-Contingent Share Awards," or PCSAs, to our executive officers, including certain of the Named Executive Officers. Each executive officer's award was based on the individual's salary level, taking into consideration competitive data from the then-existing peer groups. These awards were based upon two equally weighted criteria: total shareholder return and change in diluted EPS, in both cases over a five-year period and compared to the pharmaceutical peer group. If Pfizer's performance under both criteria falls below the threshold levels in relation to the peer group, then no shares are earned; if Pfizer's performance meets or exceeds the threshold levels for either one or both measures, up to a maximum of 167% of the targeted number of shares may be earned. The PCSA grants that remain outstanding were granted in 2005 to Messrs. Kindler and Read and Dr. Mackay, among others. The pharmaceutical peer group for this remaining PCSA grant is the same as for the 2007 PSA grant and includes those companies listed in the chart under "General Overview—Competitive

Positioning" above. Results for Wyeth and Schering-Plough are through the dates noted in the footnotes to the table below. The following table shows Pfizer's performance ranking, based on total shareholder return and diluted EPS (as reported), compared to the performance of those companies, and the corresponding performance share payout.

Performance-Contingent Share Award Payout for the 2005-2009 Performance Award Cycle and Performance Share Award Payout for the 2007-2009 Performance Award Cycle

			Relative Total Shareholder Return	Change in Diluted Earnings Per Share (As Reported)					
Name[1]	Award Type	Performance Period	Ranking out of # of Peer Companies[2]	Ranking out of # of Peer Companies[3]	Payout as a % of Target	Target Award at Grant (#)	Actual Award Shares (#)	Target Award Value at Grant[4] ($)	Actual Award Value at $17.69 Per Share ($)
J. Kindler	PCSA	2005-2009	10 out of 11	10 out of 10	16.7%	58,332	—[5]	1,528,298	—
	PSA	2007-2009	10 out of 11	(2)	0%	155,200	—[6]	4,015,024	—[6]
I. Read	PCSA	2005-2009	10 out of 11	10 out of 10	16.7%	27,480	4,581	719,976	81,038
	PSA	2007-2009	10 out of 11	(2)	0%	22,048	—[6]	570,382	—[6]
M. Mackay	PCSA	2005-2009	10 out of 11	10 out of 10	16.7%	20,820	3,471	545,484	61,402
	PSA	2007-2009	10 out of 11	(2)	0%	15,320	—[6]	396,328	—[6]

(1) Based on their hire dates, Mr. D'Amelio and Dr. Lewis-Hall do not have any outstanding 2005 or 2007 awards under this Program.

(2) For the 2007-2009 performance period, total relative shareholder return was the only performance measure applied to the PSA Program. Due to the acquisitions of Wyeth and Schering-Plough, their results are not representative of the full performance period. The total shareholder returns for Wyeth and Schering-Plough are shown as of 10/15/2009 and 11/03/2009, respectively.

(3) For the PCSA, the EPS comparison for the performance period excludes Schering-Plough because of the loss it recorded in the 2004 base year. Due to the acquisition of Wyeth, EPS results for Wyeth are not representative of the full performance period.

(4) This column represents the target award value based on the February 24, 2005 stock price of $26.20 and the February 22, 2007 stock price of $25.87.

(5) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Committee added a second performance criterion, which is that these shares would be settled in RSUs at the end of the performance period and will only become payable if and when the Company's three-year total shareholder return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criterion is not met prior to Mr. Kindler's retirement or other termination of employment, other than for death, disability or following a change in control. Based on the 2005-2009 performance period, the number of RSUs settled from the target award is 9,724 with a value of $172,018, at $17.69 per share.

(6) Due to Pfizer's TSR performance against the relative TSR of our pharmaceutical peers, the 2007-2009 PSA resulted in a zero payout.

Special Merger and Acquisition Activity Awards

On October 22, 2009, the Committee approved special cash and equity awards to Messrs. D'Amelio and Read of $1,200,000 and $1,000,000, respectively, to recognize their performance and leadership in connection with the successful completion of the acquisition of Wyeth on October 15, 2009. The awards were delivered shortly after approval as follows: 50% in cash, 25% as TSRUs and 25% as RSUs. The Committee determined that these executives, in addition to carrying out their normal, ongoing responsibilities, devoted extraordinary efforts and made extraordinary contributions in addressing critical components of the transaction. These included obtaining permanent debt financing during an unprecedented global financial crisis and making organizational, leadership and staffing decisions that positioned Pfizer to promptly integrate the two companies. The cash portion of each award is subject to repayment by the executive if his employment is terminated for cause or he voluntarily terminates employment prior to October 30, 2010, and the equity portion of each award is subject to recovery in certain circumstances.

2010 COMPENSATION ACTIONS

2010 Salary

In February 2010, the Committee approved 2010 target annual incentive levels for the Named Executive Officers as follows:

Name	January 1, 2010 Salary ($)	April 1, 2010 Salary ($)	2010 Salary Midpoint ($)	2010 Target Annual Incentive (%)	2010 Target Annual Incentive[(1)] ($)
J. Kindler	1,600,000	1,800,000	1,807,000	150%	2,710,500
F. D'Amelio	1,060,000	1,100,000	976,800	90%	879,120
I. Read	1,166,000	1,210,000	1,156,000	100%	1,156,000
M. Mackay	950,000	975,000	976,800	90%	879,120
F. Lewis-Hall	800,000	800,000	809,500	70%	566,700

(1) 2010 target annual incentive amounts are based on a percentage of salary midpoint.

2010 Annual Incentive Criteria

For 2010, a portion of Mr. Kindler's annual incentive will be based on the financial performance of the Company, as measured by the following metrics:

- Total Revenues
- Adjusted Diluted EPS
- Cash Flow from Operations

The remainder of his annual incentive will be based on the Committee's assessment of his achievement on selected strategic and objective goals.

The ELT members, including the Named Executive Officers, will also be accountable for achieving these financial and strategic goals. In addition, annual incentives for the other Named Executive Officers will be based on the achievement of divisional and other selected goals.

Equity Award Grant Practices

Each year, the Committee grants equity awards to eligible employees, including the Named Executive Officers, at its meeting held in late February. Equity grants to certain newly hired employees, including executive officers, are made on the last business day of the month of hire. Special equity grants to continuing employees are made on the last business day of the month in which the award is approved. Stock option and TSRU/SAR grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plans prohibit the re-pricing or exchange of equity awards without shareholder approval.

2010 Long-Term Equity Incentive Awards

In February 2010, the Committee granted long-term equity incentive awards to the Named Executive Officers in consideration of their 2009 performance and their future performance. The table below shows the PSAs, TSRUs, RSUs and STI Shift Awards granted to the Named Executive Officers:

2010 Long-Term Equity Incentive Awards

		Estimated Future Payouts Under the Performance Share Program[1] PSA Grants					
Name	Performance Period (or Other Maturation or Payment Period)	Threshold[2] (#)	Target[3] (#)	Maximum (#)	TSRU Grant[4] (#)	RSU Grant[5] (#)	Target Amount of STI Shift Award[6] ($)
J. Kindler	1/1/10 - 12/31/12	41,783	167,131	334,262	675,676	167,131	3,000,000
F. D'Amelio	1/1/10 - 12/31/12	12,187	48,747	97,494	197,072	48,747	875,000
I. Read	1/1/10 - 12/31/12	12,187	48,747	97,494	197,072	48,747	875,000
M. Mackay	1/1/10 - 12/31/12	10,098	40,390	80,780	163,288	40,390	725,000
F. Lewis-Hall	1/1/10 - 12/31/12	6,268	25,070	50,140	101,351	25,070	450,000

(1) The actual number of shares, if any, that will be paid out at the end of the performance period cannot be determined because the shares earned by the Named Executive Officers will be based upon our future performance compared to the future performance of the pharmaceutical peer group. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period.

(2) To the extent the Company's performance equals or exceeds the threshold performance of our pharmaceutical peers, varying amounts of shares of common stock, up to the maximum, will be earned. The Committee in its sole discretion will determine the payout, although in no event shall the payout exceed the maximum payout of the respective range for the 2010 grants.

(3) The target amounts varied based on individual performance for 2009.

(4) TSRUs vest on the third anniversary of the grant date (February 25, 2013) and will be settled on the fifth anniversary of the grant date (February 25, 2015). The value delivered at settlement, if any, is equal to the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 days ending on February 25, 2015) and the TSRU grant price ($17.69) plus dividend equivalents accrued during the life of the TSRUs divided by the settlement price, subject to the number of shares being positive.

(5) RSUs vest on the third anniversary of the grant date (February 25, 2013). Dividend equivalents are reinvested as additional RSUs during the restricted period.

(6) As part of the restructuring of the executive compensation program, 25% of the long-term award value has been allocated to an STI Shift Award. The actual award will be determined in 2011 based on 2010 performance. The payout will be 50% RSUs/50% cash or 100% RSUs, if an election is made.

NOTE: The PSA and RSU values were converted to units using the closing stock price on February 22, 2010 of $17.95. The TSRUs have a grant price of $17.69, the closing stock price on February 25, 2010 (the grant date). The TSRU values were converted to TSRUs, using $4.44 as determined on February 22, 2010.

POST-EMPLOYMENT COMPENSATION

Elimination of Change-in-Control Agreements and Replacement with Executive Severance Plan

The Company had previously entered into change-in-control agreements ("CIC Agreements") with our executive officers, including the Named Executive Officers (other than Dr. Lewis-Hall, discussed below) that provided for severance payments and benefits upon a termination of employment following a change in control of Pfizer. At the time they were entered into, the CIC Agreements were consistent with general industry practices as well as the practices of the companies in our peer and comparator groups. However, in 2009, the Committee determined that the CIC Agreements were no longer appropriate for Pfizer. Under the terms of the CIC Agreements, the Committee could have caused the CIC Agreements to expire on September 30, 2010. However, effective February 16, 2009, the executive officers voluntarily terminated their CIC Agreements, and (other than Mr. D'Amelio) became participants in the Executive Severance Plan described below.

In connection with his employment in 2007, we entered into a severance agreement with Mr. D'Amelio providing for certain severance benefits in the event that, at any time before September 10, 2009, his employment was terminated without cause or for good reason. He also entered into a CIC Agreement at that time. Mr. D'Amelio voluntarily terminated his CIC Agreement effective February 16, 2009; however, his severance arrangement remained in effect until September 10, 2009, at which time he became a participant in the Executive Severance Plan. Dr. Lewis-Hall has participated in the Executive Severance Plan since the commencement of her employment by the Company in May 2009.

Severance payments and benefits under the Executive Severance Plan are described in the section headed "Estimated Benefits Upon Termination" later in this Proxy Statement.

Executive Severance Plan

The Executive Severance Plan became effective on February 16, 2009 and provides for severance benefits in the event of involuntary termination of employment without cause. Benefits under the Executive Severance Plan consist of cash severance equal to the greater of (a) one times base salary plus target annual incentive or (b) the amount calculated using the broad-based severance formula for our U.S.-based employees. In addition, eligible participants in the GPP would receive a pro-rata target annual incentive for the year of termination as well as certain health and welfare benefits, consistent with our broad-based policies.

EMPLOYMENT AND RETIREMENT BENEFITS

DEFERRED COMPENSATION

We permit our executive officers to defer receipt of their earned annual incentives and any shares earned under performance share awards. (As noted above under "Rewarding Performance – 2009 Long-Term Equity Incentive Awards", certain of our Named Executive Officers are required to defer the receipt of RSUs.) Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 3.50% and 5.14% in 2009). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. PSAs may be deferred only into the Pfizer stock unit fund.

INSURANCE PLANS

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance through our active employee flexible benefit plan. These benefits are available to all U.S.-based employees, including each Named Executive Officer, and are comparable to those provided by the companies in the general industry comparator group. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the Named Executive Officers, and at the same time enhance Pfizer's attractiveness as an employer of choice. The Company's annual cost of the benefit for the Named Executive Officers ranges from approximately $13,000 to $22,000.

RETIREMENT AND SAVINGS PLANS

Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the Named Executive Officers. For those employees earning in excess of the Internal Revenue Code limit ($245,000 for 2009) (including the Named Executive Officers), Pfizer maintains a related supplemental benefit restoration plan. The provisions and features of the qualified defined benefit pension plans and the related supplemental benefit restoration plans apply to all participants in those plans, including the Named Executive Officers. These plans are described in the narrative accompanying the "2009 Pension Benefits Table" and the "2009 Non-Qualified Deferred Compensation Table" below.

RETIREE HEALTH CARE BENEFITS

In addition to active employee benefits, we provide post-retirement medical, dental, and/or life insurance to retirees. For those who retired on or before January 1, 2010, medical, dental and/or life insurance is provided according to each "legacy company" plan under which the eligible employees are covered. A "legacy company" is the employee's original employer, before Pfizer's acquisitions of Warner-Lambert, Pharmacia and Wyeth, as applicable. The Named Executive Officers are all covered under the legacy Pfizer plans for U.S. employees, which provide up to $12,000 of annual medical premium cost before age 65, $3,000 of annual medical premium cost after age 65, and up to $250,000 of life insurance coverage, which reduces ratably to $2,500, 10 years after retirement.

Effective January 1, 2010, all active employees (including the Named Executive Officers) who are eligible for retirement and have at least 15 years of service after age 40 are eligible for post-retirement medical coverage. The value of the post-retirement medical benefit currently ranges from $123,000 to $275,000 over the course of retirement.

PERQUISITES

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers, including the limited personal use of company aircraft, financial counseling services and, for Mr. Kindler, the use of a company car and driver. In limited instances, we also allow executives the use of company transportation relating to relocations. These benefits provide flexibility to our executives and increase travel efficiencies, allowing more productive use of their time, which, in turn, allows greater focus on Pfizer-related activities. All taxes on perquisites (other than those relating to relocation) are paid by the executives; there are no tax gross-ups.

COMPANY AIRCRAFT

With the approval of the CEO, the Company's aircraft may be used in the following situations:

- ELT members are eligible to use the aircraft for business purposes.
- An ELT member who is using the aircraft for Pfizer business purposes may be accompanied by his/her spouse or partner. All spouse/partner travel is considered personal use and is subject to taxation and disclosure; prior to 2009, certain spouse/partner travel could be considered business-related based on a case-by-case determination.

- Under our policies, approximately 20 hours of personal use (actual flight time) per calendar year for each type of aircraft (helicopter and plane) are generally allowed for each ELT member.
- Non-employee Directors may use Pfizer aircraft to attend director functions and for other Pfizer business purposes, subject to certain conditions. Occasionally, non-employee Directors when traveling on Pfizer business may be accompanied by family members.

The amounts disclosed in the "All Other Compensation" column in the 2009 Summary Compensation Table and in the table below were valued based on the incremental cost of the personal use of Company aircraft, using a method that takes into account the following items for the number of flight hours used (including "deadhead" time to re-position the aircraft):

- landing/parking/flight planning services expenses;
- crew travel expenses;
- supplies and catering;
- aircraft fuel and oil expenses per hour of flight;
- aircraft accrual expenses per hour of flight;
- maintenance, parts and external labor (inspections and repairs) per hour of flight;
- any customs, foreign permit and similar fees; and
- related passenger ground transportation.

Tax Reporting—Personal Use of Aircraft

As a result of the recommendations contained in an independent, third-party security study, the Board requires that Mr. Kindler travel on Company aircraft for personal travel to the maximum extent practicable. For income tax purposes, the amount included in his income is based on IRS regulations. This amount is not grossed up for taxes. This amount is generally lower than the incremental costs shown in the "2009 Incremental Cost of Perquisites Provided to Named Executive Officers" table shown below.

CAR AND DRIVER

The amounts disclosed below for the personal use of a Company car are based on the incremental cost to the Company, calculated as a portion of the cost of the annual lease, a portion of the cost of the driver, and fuel used. The policy on the use of the cars for 2009 is outlined below:

- cars and drivers were available to all ELT members for business reasons; to the extent they do use them for personal use, they are required to reimburse the Company;
- for security reasons, cars and drivers are available to Mr. Kindler for personal use (including commuting); and
- spouse/partner travel is considered personal use, and the incremental cost of such travel must be reimbursed to the Company.

The costs of Mr. Kindler's personal use are not reimbursed, and the incremental cost to the Company is reflected in the table below and in the "All Other Compensation" column in the 2009 Summary Compensation Table. For tax purposes, the cost of the cars and fuel is imputed as income and is not grossed up for taxes by the Company. As a result of the recommendations contained in the independent, third-party security study referred to above, the cost of the drivers is not reportable as income to Mr. Kindler for tax purposes.

OTHER PERQUISITES

The Company provides a taxable allowance of up to $10,000 to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charges for the services.

The Company does not provide or reimburse for country club memberships for any executive officers. Home security systems are available to the ELT members. The cost of any such systems is imputed as income to the recipients.

The Company purchases season and other tickets to sporting, cultural and other events for use in connection with its business. On occasion, these tickets are provided to employees, including ELT members, for personal use. There is no incremental cost associated with such use.

The following table summarizes the incremental value of perquisites for the Named Executive Officers in 2009.

2009 Incremental Cost of Perquisites Provided to Named Executive Officers

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other[1] ($)	Total ($)
J. Kindler	190,725	7,690	43,099	1,217	—	242,731
F. D'Amelio	93,247	7,500	—	—	—	100,747
I. Read	118,525	—	—	—	—	118,525
M. Mackay	115,568	5,000	—	—	—	120,568
F. Lewis-Hall	59,579	—	—	—	146,605	206,184

(1) The amounts shown in this column represent the cost of Dr. Lewis-Hall's relocation benefits of $96,797 and a tax gross-up of $49,808, consistent with Pfizer's relocation policy for U.S.-based employees.

OTHER COMPENSATION POLICIES

TAX POLICIES

Section 162(m) limits to $1 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and the three other highest-paid Named Executive Officers, other than the CFO. We have structured our annual cash incentive awards, TSRUs, PSAs, and PCSAs to meet the exception to this limitation for "performance-based" compensation, as defined in Section 162(m), so that these amounts will be fully deductible for income tax purposes. However, RSUs do not qualify as "performance-based" compensation, except for those awarded under the STI Shift Awards, where they are earned for performance. Consequently, as discussed above (see "Rewarding Performance – 2009 Long-Term Equity Incentive Awards" and "Employment and Retirement Benefits – Deferred Compensation"), certain of our Named Executive Officers are required to defer the receipt of RSUs.

To maintain flexibility, we do not have a policy requiring all compensation to be deductible. Since the salaries of Messrs. Kindler and Read each exceed $1 million, a portion of their salaries, and the value of their perquisites and other benefits, are not deductible.

DERIVATIVES TRADING

No employee, including Named Executive Officers, may purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock is prohibited. These same provisions also apply to our non-employee Directors.

STOCK OWNERSHIP

We have stock ownership requirements for our executive officers, including the Named Executive Officers. Mr. Kindler is required to own Pfizer common stock equal in value to at least five times his annual salary, and the other Named Executive Officers are required to own Pfizer common stock equal in value to at least four times their annual salaries. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over the specified period. For purposes of these requirements, ownership includes not only shares owned directly by the executive, but also shares and certain units held through various Pfizer plans and programs. Until an executive reaches his or her applicable ownership level, he or she may not sell any shares (except to meet tax withholding obligations); and once the ownership level is met, he or she may not sell shares if doing so would cause his or her ownership to fall below that level. As of March 1, 2010, Mr. Kindler had reached his full milestone guideline (i.e., five times his salary).

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to Named Executive Officers and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

Since 2003, the Committee has engaged the firm of Frederic W. Cook & Co., represented by George Paulin, its Chief Executive Officer, as the Committee's independent compensation consultant to fulfill the following responsibilities in accordance with the policy outlined below:

- advise the Committee Chair on management proposals as requested;
- undertake special projects at the request of the Committee Chair;
- advise the Committee Chair on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;
- review the Company's executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- review the selected peer group and survey data for competitive comparisons;
- oversee and review survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management (except for necessary fact-checking);

- review the Compensation Discussion and Analysis and compensation tables for inclusion in our proxy statement;
- review any significant executive employment or severance agreements in advance of being presented to the Committee for approval;
- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice ideas for Board governance of executive compensation as well as areas of concern and risk in the Company's program.

In 2009, as part of his ongoing services to the Compensation Committee, as described above, Mr. Paulin attended nine of the 11 meetings of the Committee. For the two meetings that Mr. Paulin did not attend, he provided his input on the matters scheduled to be discussed by the Committee prior to the meeting. During 2009, he:

- advised the Committee with respect to the design and amounts of compensation for newly hired executive officers;
- advised the Committee on the appropriate composition of the pharmaceutical peer and general industry comparator groups;
- advised the Committee on the appropriate long-term incentives to best align executive performance with shareholder interests;
- reviewed disclosures and correspondence with SEC and government officials relating to executive compensation matters;
- advised on appropriate executive performance goals and metrics;
- advised on proxy recommendations relating to executive pay from shareholder groups;
- advised on proxy disclosure rule changes related to compensation policies and programs;
- advised on the amendment and restatement of our 2004 Stock Plan proposal, which was submitted for and received shareholder approval at the 2009 Annual Meeting;
- advised the Committee on market trends and developments;
- advised the Committee on the amounts and form of special merger and acquisition awards; and
- advised the Committee on severance benefits.

The total amount of fees paid to Frederic W. Cook & Co. for services to the Committee in 2009 was $180,840. In addition, the Committee reimburses Frederic W. Cook & Co. for Mr. Paulin's reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company, except a fee of less than $5,000 to provide an annual executive compensation survey.

POLICY—CRITERIA FOR SELECTION OF COMMITTEE CONSULTANT

The Committee has established the following criteria used to select a consultant to the Compensation Committee:

- Degree of independence
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in screening interviews
- Familiarity with the business environment
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- Particular strengths and/or distinguishing characteristics including, but not limited to:
  - Creative thinking
  - Strong sense of corporate governance
  - Special areas of expertise
  - Ability to establish rapport and dynamic presence with groups
- References from current clients where the consultant acts in an advisory role similar to the role desired by the Committee
- Potential issues
  - Conflict of interest with other clients
  - Degree of availability/accessibility

Compensation Tables

2009 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards[3] ($) (e)
J. Kindler Chairman and Chief Executive Officer	2009	1,600,000	—	5,534,285
	2008	1,575,000	—	7,553,015
	2007	1,462,500	3,100,000	4,469,760
F. D'Amelio Chief Financial Officer	2009	1,060,000	600,000	2,904,366
	2008	1,051,500	—	3,189,034
	2007	320,625	4,040,000[2]	5,706,848
I. Read Group President, Worldwide Biopharmaceutical Businesses	2009	1,139,500	500,000	2,854,366
	2008	1,051,500	—	3,189,034
	2007	944,083	990,000	1,192,626
M. Mackay President, Pharmatherapeutics Research & Development	2009	950,000	—	2,278,815
	2008	937,500	325,000	3,021,184
	2007	702,159	645,000	1,232,770
F. Lewis-Hall[8] Chief Medical Officer	2009	503,030	1,626,700	1,000,003

(1) The amounts shown in this column represent one-time cash incentive awards made to certain executive officers in 2009 and annual cash bonus awards made to the Named Executive Officers for 2007 (if applicable). In October 2009, Messrs. D'Amelio and Read received special one-time cash and equity incentive awards totaling $1.2M and $1.0M, respectively, in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009, with 50% paid in cash. (See "Rewarding Performance—Special Merger and Acquisition Activity Awards" earlier in this Proxy Statement.) Also shown in this column is Dr. Lewis-Hall's one-time sign-on cash incentive award of $1.06M paid upon her commencement of employment and her annual incentive for 2009, which was guaranteed at target. If her employment is voluntarily terminated prior to the second anniversary of her commencement of employment, she is required to repay $530,000 to the Company. In 2008, Dr. Mackay received a $325,000 cash award for recognition purposes after the retirement of our former head of Research and Development.

(2) Upon his commencement of employment in September 2007, Mr. D'Amelio received (a) a $2.7M cash award to replace a partial-year bonus and forfeited retention payments from his prior employer and (b) a $1M sign-on cash incentive, which vested on December 31, 2007 and was paid on March 1, 2008. These payments were part of his employment offer. Also included is his bonus payment of $340,000 for his 2007 performance.

(3) The amounts shown in this column represent the grant date fair values for the RSU, PSA and STI Shift Awards in 2009, 2008 and 2007, respectively, including the RSUs granted to Messrs. D'Amelio and Read in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009 (see Note 1). The 2007 and 2008 award values were recalculated from amounts shown in prior Proxy Statements to reflect their grant date fair values, as required by SEC rules effective for 2010. Further information regarding the 2009 awards is included in the "2009 Grants of Plan-Based Awards" and "2009 Outstanding Equity Awards at Fiscal Year-End" tables later in this Proxy Statement. The grant date fair value of the performance-based awards reflected in this column (the PSA and STI Shift Awards) is the target payout based on the probable outcome of the performance condition, determined as of the grant date. The maximum potential values of the PSA and STI Shift Awards would be 200% of target. Mr. Kindler's PSA and STI Shift Award maximum values would be $3,582,873 and $3,825,000, respectively, and Messrs. D'Amelio and Read's maximum values would be $1,686,055 for the PSA and $1,800,000 for the STI Shift Award. Dr. Mackay's PSA and STI Shift Award maximum values would be $1,475,292 and $1,575,000, respectively. Dr. Lewis-Hall joined Pfizer on May 15, 2009 and did not receive any performance awards during 2009. Information related to the performance-based award program is included in "Rewarding Performance—2009 Performance Share Awards" earlier in this Proxy Statement. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2009 Financial Report (Note 15, Share-Based Payments).

(4) The amounts shown in this column represent the grant date fair values of the stock options and TSRUs awarded in 2009, 2008 and 2007, respectively, including the TSRUs granted to Messrs. D'Amelio and Read in recognition of their performance and leadership in connection with the successful completion of the Wyeth acquisition on October 15, 2009 (see Note 1). The 2007 and 2008 award values were recalculated from the amounts shown in prior Proxy Statements to reflect the grant date fair value, as required by SEC rules effective for 2010. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2009 Financial Report (Note 15, Share-Based Payments).

Option Awards[4] ($) (f)	Non-Equity Incentive Plan Compensation[5] ($) (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6] ($) (h)	All Other Compensation[7] ($) (i)	Total ($) (j)
2,575,250	3,500,000	1,238,772	449,731	14,898,038
2,222,026	3,000,000	759,298	438,261	15,547,600
3,123,600	—	477,783	441,456	13,075,099
1,204,478	1,420,000	465,428	204,697	7,858,969
938,189	1,250,000	423,085	127,303	6,979,111
1,311,080	—	927,990	32,278	12,338,821
1,154,478	1,657,000	1,915,639	226,053	9,447,036
938,189	1,250,000	963,274	237,188	7,629,185
1,139,750	—	133,784	160,626	4,560,869
791,420	1,025,000	628,620	204,951	5,878,806
888,810	1,030,000	418,645	97,441	6,718,580
781,325	—	113,687	115,217	3,590,158
—	—	65,195	1,892,335	5,087,263

(5) The amounts shown in this column represent annual cash incentive awards for 2009 and 2008 (if applicable) made to the Named Executive Officers under the Global Performance Plan. Further information regarding the 2009 awards is included in the "2009 Annual Cash Incentive Awards" table earlier in this Proxy Statement.

(6) The Company does not pay "above market" interest on non-qualified deferred compensation to employees; therefore, this column reflects pension accruals only. The 2009 pension accrual amounts represent the difference between the December 31, 2008 and December 31, 2009 present values of age 65 accrued pension, or the current benefit if the Named Executive Officer is eligible for an unreduced pension under the Retirement Plan and Supplemental Retirement Plan, based on the pension plan assumptions for each year, as shown in the footnotes to the "Pension Plan Assumptions" table later in this Proxy Statement. The 2007 value for Mr. D'Amelio includes additional pension service credit that he will receive after he completes five years of service. As a former employee of Pharmacia, Dr. Lewis-Hall participates in the legacy Pharmacia pension plan. Further information regarding pension plans appears in this Proxy Statement following the "2009 Pension Benefits Table".

(7) The amounts shown in this column represent the sum of the Company's Savings Plan and Supplemental Savings Plan matching contribution and the incremental cost to the Company of perquisites received by the Named Executive Officers. The Savings Plan matching contributions include Company matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These plans are discussed in more detail in the text following the "2009 Non-Qualified Deferred Compensation" table later in this Proxy Statement. The 2009 amount shown for Dr. Lewis-Hall includes a special one-time credit of $1.12M. Dr. Lewis-Hall's matching contributions under the plans are based on the legacy Pharmacia matching calculation. Also included in this amount is a payment of $523,524 relating to a sign-on award and relocation benefit reimbursement to Dr. Lewis-Hall's prior employer. Additional information regarding 2009 perquisites is provided under "Perquisites" in the CD&A.

(8) Dr. Lewis-Hall joined Pfizer effective May 15, 2009 as Chief Medical Officer and was not a Named Executive Officer for 2008 or 2007; therefore, only 2009 information is provided. Under Dr. Lewis-Hall's employment offer, she received sign-on cash and equity incentive awards to replace compensation from her prior employer totaling $3.0M. The cash incentive award of $2.0M is payable in two equal installments in 2010 and 2011. If her employment is voluntarily terminated prior to the third anniversary of her hire date, she is required to repay $1.0M to the Company. The equity incentive award of $1.0M granted in the form of RSUs is payable on the third anniversary of the grant date (May 29, 2012). In addition, she received a one-time inducement award of $2.18M, payable as a cash incentive award of $1.06M and a $1.12M credit to the Pfizer Supplemental Savings Plan. The cash incentive award of $1.06M was payable upon her commencement of employment. If her employment is voluntarily terminated prior to the second anniversary of her hire date, she is required to repay $530,000 to the Company. The remaining $1.12M, a one-time credit to the Pfizer Supplemental Savings Plan, vests 20% upon her commencement of employment and 20% on each of the next four anniversaries of her commencement of employment. Also included in her employment offer is a reimbursement of $523,524 to her prior employer relating to sign-on award and relocation benefit reimbursements paid to Dr. Lewis-Hall and recoverable under her agreement with that company (see Note 7).

The following Grants of Plan-Based Awards Table provides additional information about RSUs, PSAs, SARs/TSRUs and the STI Shift Awards granted to our Named Executive Officers during the year ended December 31, 2009. The Company's annual incentive plan is its only non-equity incentive award plan; however, the Company cannot estimate future annual incentives under this plan and has therefore omitted the corresponding columns. The grants in the following table were made under the 2004 Stock Plan, as amended and restated, and are described in the Compensation Discussion and Analysis section headed "2009 Long-Term Equity Incentive Awards."

2009 Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[1]	All Other TSRU Awards: Number of Securities Underlying TSRUs[1]	Exercise or Base Price of TSRU Awards	Grant Date Fair Value of Stock, TSRUs and Short-Term Incentive Shift Awards[3]
Name (a)	Grant Date (b)	Threshold (#)/($) (f)	Target (#)/($)[1] (g)	Maximum (#)/($) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($) (l)
J. Kindler	2/26/2009					637,438	12.70	2,575,250
					144,122			1,830,349
		36,031[2]	144,122[2]	288,244[2]				1,791,436
		0	1,912,500[4]	3,825,000[4]				1,912,500
F. D'Amelio	2/26/2009					223,881	12.70	904,479
					67,822			861,339
		16,956[2]	67,822[2]	135,644[2]				843,027
		0	900,000[4]	1,800,000[4]				900,000
	10/30/2009[5]					65,502	17.03	299,999
					17,616			300,000
I. Read	2/26/2009					223,881	12.70	904,479
					67,822			861,339
		16,956[2]	67,822[2]	135,644[2]				843,027
		0	900,000[4]	1,800,000[4]				900,000
	10/30/2009[5]					54,585	17.03	249,999
					14,680			250,000
M. Mackay	2/26/2009					195,896	12.70	791,420
					59,344			753,669
		14,836[2]	59,344[2]	118,688[2]				737,646
		0	787,500[4]	1,575,000[4]				787,500
F. Lewis-Hall[6]	5/29/2009				65,833			1,000,003

(1) The PSA and RSU award values were converted to units using the closing stock price of $13.27 on February 23, 2009; the TSRU values were converted using $4.02, the estimated Monte Carlo Simulation value as of February 23, 2009. The RSUs granted on May 29, 2009 and October 30, 2009 were converted to units using the closing prices of $15.19 and $17.03, respectively. The TSRU values relating to the October 30, 2009 grant were converted using $4.58, the estimated Monte Carlo Simulation value as of October 30, 2009.

(2) The amounts represent the threshold, target, and maximum payouts under our Performance Share Award Program for the January 1, 2009 - December 31, 2011 performance period.

(3) The amounts shown in this column represent the award values as of the grant dates. The fair values of RSUs, PSAs and TSRUs are shown at the respective fair values of $12.70, $12.43 and $4.04, as of February 26, 2009. The STI Shift Award values represent the target values as of the February 26, 2009 grant date. For the October 30, 2009 grant, the award fair values of RSUs and TSRUs are shown at the respective fair values of $17.03 and $4.58.

(4) The amounts represent target and maximum payouts under the STI Shift Award. Actual award payouts range from 0% to 200% of the target value and were determined in 2010 based on 2009 performance. The payout was 50% RSU/50% cash and was delivered in February 2010.

(5) The amounts shown represent special grants of TSRUs and RSUs in recognition of the performance and leadership of Messrs. D'Amelio and Read in connection with the successful completion of the Wyeth acquisition on October 15, 2009. See Note 1 to the "2009 Summary Compensation Table".

(6) The amount shown represents a sign-on RSU award. Further information regarding this award is included in the "2009 Summary Compensation Table" and the "2009 Outstanding Equity Awards at Fiscal Year-End Table".

The following table summarizes the equity awards we have made to our Named Executive Officers that were outstanding as of December 31, 2009.

2009 Outstanding Equity Awards at Fiscal Year-End Table

		Option/SAR/TSRU Awards[2]							Stock Awards[3]			
Name (a)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Number of Securities Underlying Unexercised SARs/TSRUs Vested (#) (b)	Number of Securities Underlying Unexercised SARs/TSRUs Unvested (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option/ SAR/ TSRU Exercise Price ($) (e)	Option/ SAR/TSRU Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5] (j)
J. Kindler	1/2/2002	150,000					39.65	1/1/2012				
	2/27/2003	200,000					29.33	2/26/2013				
	2/26/2004	225,000					37.15	2/25/2014				
	2/24/2005	174,001	86,999				26.20	2/23/2015				
	2/23/2006	400,000					26.20	2/22/2016				
	7/31/2006		500,000				26.29	7/30/2016				
	2/22/2007		760,000				25.87	2/21/2017	76,680	1,394,809		
	2/28/2008				399,645		22.55	2/28/2013	109,442	1,990,750		
	2/28/2008								12,310	223,919		
	2/26/2009				637,438		12.70	2/26/2014	148,572	2,702,525		
	2/26/2009[4]								109,690	1,995,261		
	2/26/2009								98,003	1,782,675		
	1/1/2005-12/31/2009										58,332	1,061,059
	1/1/2007-12/31/2009										155,200	2,823,088
	1/1/2008-12/31/2010										98,771	1,796,644
	1/1/2009-12/31/2011										144,122	2,621,579
F. D'Amelio	9/28/2007	194,666	97,334				24.43	9/27/2017	88,629	1,612,162		
	2/28/2008				168,739		22.55	2/28/2013	46,208	840,524		
	2/26/2009				223,881		12.70	2/26/2014	69,916	1,271,772		
	2/26/2009[4]								53,525	973,620		
	10/30/2009				65,502		17.03	10/30/2014	17,616	320,435		
	1/1/2008-12/31/2010										41,703	758,578
	1/1/2009-12/31/2011										67,822	1,233,682
I. Read	2/24/2000	60,000					32.94	2/23/2010				
	2/22/2001	170,000					45.34	2/21/2011				
	2/28/2002	100,000					41.30	2/27/2012				
	2/27/2003	120,000					29.33	2/26/2013				
	2/26/2004	140,000					37.15	2/25/2014				
	2/24/2005	96,667	48,333				26.20	2/23/2015				
	2/23/2006	193,000					26.20	2/22/2016				
	2/22/2007		250,000				25.87	2/21/2017	20,643	375,496		
	9/28/2007		25,000				24.43	9/27/2017	4,914	89,386		
	2/28/2008				168,739		22.55	2/28/2013	46,208	840,524		
	2/26/2009				223,881		12.70	2/26/2014	69,916	1,271,772		
	2/26/2009[4]								53,525	973,620		
	10/30/2009				54,585		17.03	10/30/2014	14,680	267,029		
	1/1/2005-12/31/2009										27,480	499,861
	1/1/2007-12/31/2009										22,048	401,053
	1/1/2008-12/31/2010										41,703	758,578
	1/1/2009-12/31/2011										67,822	1,233,682

2009 Outstanding Equity Awards at Fiscal Year-End Table

		Option/SAR/TSRU Awards(2)							Stock Awards(3)			
Name (a)	Grant Date/ Performance Share Period(1)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Number of Securities Underlying Unexercised SARs/TSRUs Vested (#) (b)	Number of Securities Underlying Unexercised SARs/TSRUs Unvested (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option/ SAR/ TSRU Exercise Price ($) (e)	Option/ SAR/TSRU Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5) (j)
M. Mackay	2/24/2000	39,600					32.94	2/23/2010				
	2/22/2001	135,000					45.34	2/21/2011				
	2/28/2002	65,000					41.30	2/27/2012				
	2/27/2003	75,000					29.33	2/26/2013				
	2/26/2004	100,000					37.15	2/25/2014				
	2/24/2005	66,667	33,333				26.20	2/23/2015				
	2/23/2006	120,000					26.20	2/22/2016				
	2/22/2007		120,000				25.87	2/21/2017	10,560	192,086		
	5/31/2007								8,639	157,143		
	10/31/2007		62,500				24.61	10/30/2017	7,113	129,385		
	2/28/2008				159,858		22.55	2/28/2013	43,776	796,285		
	2/26/2009				195,896		12.70	2/26/2014	61,176	1,112,791		
	2/26/2009(4)								41,775	759,887		
	1/1/2005-12/31/2009										20,820	378,716
	1/1/2007-12/31/2009										15,320	278,671
	1/1/2008-12/31/2010										39,508	718,651
	1/1/2009-12/31/2011										59,344	1,079,467
F. Lewis-Hall	5/29/2009								67,120	1,220,913		

(1) For a better understanding of this table, we have included an additional column showing the grant dates of stock options, SARs, TSRUs and RSUs and the associated performance period for the performance share awards. Information concerning the 2009 STI Shift Awards is included in the "2009 Grants of Plan-Based Awards" table elsewhere in this Proxy Statement.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
2/24/2000	1/5 per year beginning on the anniversary of the grant
2/22/2001	1/5 per year beginning on the anniversary of the grant
2/22/2001	90,000 full vesting after 3 years- Mr. Read
2/22/2001	70,000 full vesting after 3 years- Dr. Mackay
1/2/2002	1/3 per year in years 3, 4 and 5
2/28/2002	1/3 per year in years 3, 4 and 5
2/27/2003	1/3 per year in years 3, 4 and 5
2/26/2004	1/3 per year in years 3, 4 and 5
2/24/2005	1/3 per year in years 3, 4 and 5
2/23/2006	3 year cliff vesting
7/31/2006	The later of 5 years or attainment of 150% of the grant price for 20 straight days
2/22/2007	3 year cliff vesting
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	3 year cliff vesting
10/31/2007	3 year cliff vesting

SARs and TSRUs vest in accordance with the schedule below:

Grant Date	Vesting
2/28/2008	Full vesting after 3 years and become payable after 5 years
2/26/2009	Full vesting after 3 years and become payable after 5 years
10/30/2009	Full vesting after 3 years and become payable after 5 years

(3) Restricted Stock Units vest in accordance with the schedule below:

Grant Date	Vesting
2/22/2007	3 year cliff vesting
5/31/2007	50% in 18 months, 50% in 36 months
9/28/2007	3 year cliff vesting
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
10/31/2007	3 year cliff vesting
2/28/2008	3 year cliff vesting
2/26/2009	3 year cliff vesting
5/29/2009	3 year cliff vesting
10/30/2009	3 year cliff vesting

(4) This RSU grant represents the 50% portion paid from the 2008 STI Shift Award. The remaining 50% was paid in cash and is reported in the "2009 Option Exercises and Stock Vested" table elsewhere in this Proxy Statement.

(5) Based on the December 31, 2009 closing stock price of $18.19.

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the Named Executive Officers on option award exercises, stock award vesting and the STI Shift Award payouts during the year ended December 31, 2009.

2009 Option Exercises and Stock Vested Table

	Option Awards		Restricted Stock/Restricted Stock Units			Performance Shares 2005-2009 Paid Feb 2010[1]			Performance Shares 2007-2009 Paid Feb 2010[1]			STI Shift Award
Name[2]	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Number of Withheld Shares Sold to Cover Taxes (#)**	**Value Realized on Vesting[5] ($)**	**Number of Shares Acquired on Vesting (#)**	**Number of Withheld Shares Sold to Cover Taxes (#)**	**Value Realized on Vesting[5] ($)**	**Number of Shares Acquired on Vesting (#)**	**Number of Withheld Shares Sold to Cover Taxes (#)**	**Value Realized on Vesting[5] ($)**	**Value Realized on Vesting[6] ($)**
J. Kindler	—	—	32,524	—[4]	431,604	—	—	—[3]	—	—	—[3]	1,412,000
F. D'Amelio	—	—	87,801	41,688	1,454,866	—	—	—[7]	—	—	—	689,000
I. Read	—	—	16,573	—[4]	219,933	4,581	1,617	81,038	—	—	—	689,000
M. Mackay	—	—	10,066	—[4]	133,581	3,471	1,127	61,402	—	—	—	537,750

(1) The performance shares in this table have been determined according to the 2005-2009 and 2007-2009 performance periods and were paid in February 2010.

(2) Based on Dr. Lewis-Hall's hire date, she did not have any option exercises, stock vested or STI Shift Award payouts for 2009.

(3) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Compensation Committee added a second performance criterion, which is that these shares would be settled in RSUs at the end of the performance period and will only become payable if and when the Company's three-year total shareholder return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criterion is not met prior to Mr. Kindler's retirement or other termination of employment (other than for death, disability or following a change in control). Based on the 2005-2009 performance period, the number of RSUs settled from the target award was 9,724 with a value of $172,018, at $17.69 per share.

(4) Under Internal Revenue Code Section 162(m), which applies to our CEO and the NEOs (excluding the CFO), when RSUs vest, the payment of these shares will automatically be deferred until the earlier of the time they are no longer subject to Section 162(m) or the January 31st following termination of employment.

(5) The RSUs vested on February 23, 2009 at $13.27 for Messrs. Kindler, D'Amelio and Read and Dr. Mackay. Additional RSUs for Mr. D'Amelio vested on September 28, 2009 at $16.57. Performance shares vested on February 25, 2010 at $17.69.

(6) The amount shown in this column represents the STI Shift Award 50% cash payout from the February 28, 2008 annual long-term incentive award grant paid in 2009. The remaining 50% RSU award was reported in the "2009 Outstanding Equity Awards at Fiscal Year-End" table.

(7) Based on Mr. D'Amelio's hire date, he did not have any PCSAs that vested in 2009.

The following 2009 Pension Benefits Table shows the present value of accumulated benefits payable to each of our Named Executive Officers under Pfizer's Retirement Annuity Plan (the "Retirement Plan") and the Pharmacia Pension Plan (the "Pension Plan") (collectively, the "Plans"), and the related non-funded Supplemental Retirement Plan (the "Supplemental Retirement Plan") and the non-funded Supplemental Pension Plan (the "Supplemental Pension Plan") (collectively, the "Supplemental Plans").

2009 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2009 ($)	Lump Sum Value[2] ($)
J. Kindler	Qualified Plan	8	28,378	169,568	—	—	—
	Supplemental Plan		543,623	3,326,436	—	—	—
F. D'Amelio	Qualified Plan	2	8,766	44,910	—	—	—
	Supplemental Plan[3]		336,558	1,771,593	—	—	—
I. Read	Qualified Plan	31	111,928	753,693	—	74,245	1,067,677
	Supplemental Plan		1,275,097	8,770,749	—	845,814	12,163,189
M. Mackay	Qualified Plan	14	52,384	296,351	—	—	—
	Supplemental Plan		382,066	2,216,059	—	—	—
F. Lewis-Hall[4]	Qualified Plan	1	3,263	19,816	—	—	—
	Supplemental Plan		7,400	45,379	—	—	—

(1) The present value of these benefits is shown based on the December 31, 2009 assumptions as shown below. These assumptions are also used to determine our fiscal 2010 pension expense.

(2) These amounts reflect the values of the annuities shown if paid as a lump sum benefit as of January 1, 2010, as indicated above only for Named Executive Officers eligible to retire.

(3) Under the terms of Mr. D'Amelio's offer letter, he will receive an additional six years of benefit accrual service for pension purposes after he completes five years of service. The amounts shown above include $248,633 in the Supplemental Plan Age 65 Single-Life Annuity Payment and $1,308,771 in the Supplemental Plan Present Value of Accumulated Benefit, both of which are attributable to the additional six years of service.

(4) Dr. Lewis-Hall's retirement benefits are based on the provisions of the Pharmacia Pension Plan formula of the Pfizer Consolidated Pension Plan, the Pharmacia Supplemental Pension Plan, and the Pharmacia Retiree Benefits Program, due to her prior service with Pharmacia.

The Plans

The Plans are funded, tax-qualified, noncontributory defined benefit pension plans that cover certain employees, including the Named Executive Officers.

Retirement Plan and Supplemental Retirement Plan—Named Executive Officers (excluding Dr. Lewis-Hall)

Benefits under the Retirement Plan are based on the employee's years of service and the employee's highest average earnings for a five calendar-year period and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Retirement Plan are calculated as an annuity equal to the greater of:

- 1.4% of the employee's highest final average earnings multiplied by years of service; or
- 1.75% of such earnings less 1.5% of the primary Social Security benefits, multiplied by years of service.

Years of service under these formulas cannot exceed 35. Contributions to the Retirement Plan are made entirely by Pfizer and are paid into a trust fund from which the benefits are paid.

Pension Plan and Supplemental Pension Plan—Dr. Lewis-Hall

Benefits under the Pension Plan are based on the employee's years of service and the employee's final average compensation for the 36 highest complete and consecutive months of service within the last 120 complete and consecutive months of employment and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the employee's final average compensation, multiplied by years of credited service.

General

Compensation covered by the Plans and the Supplemental Plans for the Named Executive Officers for 2009 equals the sum of the amounts set forth for 2009 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2009 Summary Compensation Table, and in the case of Dr. Lewis-Hall her guaranteed short-term incentive for 2009 (but not her sign-on bonus) included in the "Bonus" column of the 2009 Summary Compensation Table. Mr. Read's covered compensation also includes restricted stock awards granted on or prior to April 26, 2001 and any performance-based share awards granted for performance periods beginning before January 1, 2001. After the payment of the awards for the five-year period ended on December 31, 2004, no further performance-based share awards are included in the determination of pensions under the Retirement Plan or the Supplemental Retirement Plan. The amount of annual earnings that may be considered in calculating benefits under the Plans is limited by law. For 2009, the annual limitation was $245,000.

The Plans currently limit pensions paid under the Plans to an annual maximum of $195,000, payable at age 65 in accordance with IRS requirements. Under the Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that may be paid under the Plans in the absence these IRS limits. The Supplemental Plans also treat as covered compensation certain earnings that are excluded in calculating pension benefits under the Plans. The Supplemental Plans are non-funded; however, in certain circumstances (not applicable to the Named Executive Officers), Pfizer has established and funded trusts to secure obligations to make payments under the Supplemental Plans.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2009 in the following table, which were used in developing our financial statement disclosures:

Pension Plan Assumptions[1]

Assumptions as of	12/31/2007	12/31/2008	12/31/2009
Discount Rate	6.50%	6.40%	6.30% for qualified pension plans, 6.20% for non-qualified pension plans
Lump Sum Interest Rate	4.9% for annuity payments expected to be made during first 5 years, 6.1% for payments made between 5 and 20 years, and 6.6% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 5.00%	6.00% for annuity payments expected to be made during first 5 years, 6.64% for payments made between 5 and 20 years, and 5.70% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 3.80%	2.70% for annuity payments expected to be made during first 5 years, 6.00% for payments made between 5 and 20 years, and 6.80% for payments made after 20 years prior to reflecting the 5-year phase-in from GATT 30-year Treasury rate of 4.35%
Percent Electing Lump Sum	70%	80% / 70%[2]	80% / 70%[2] - Pfizer 70% - Pharmacia
Mortality Table for Lumps Sums	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 -15 years)	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)
Mortality Table for Annuities	Separate annuitant and non-annuitant rates for the 2007 plan year, as set forth in regulation 1.412(l)(7)-1 were used for 2008	Separate annuitant and non-annuitant rates for the 2009 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2010 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the "2009 Summary Compensation Table".
(2) 80% relates to the Qualified Plan and 70% relates to the Supplemental Plan.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the 2009 Pension Benefits Table above. The amounts listed in this column represent the amount payable to the executive upon attaining age 65. We have also added a column showing the immediately payable pension benefit as well as a column showing the lump sum value of that benefit for those Named Executive Officers who meet the retirement criteria under the Plans.

- Early Retirement Provisions

Under the Retirement Plan and Supplemental Retirement Plan, the normal retirement age is 65. If a participant terminates employment with an age and years of service combination greater than or equal to 90, the employee is entitled to receive either an annuity or a lump sum that is not reduced under the terms of the Retirement Plan or the Supplemental Retirement Plan for early payment. If an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity payment reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65, or a lump sum payment. If an employee does not satisfy any of the above criteria, and has five years of vesting service under the Retirement Plan, that participant may elect to receive an annuity starting on or after age 55, which is reduced 6% per year for each year (prorated for partial years) prior to age 65, and a lump sum payment is not available.

Under the Pension Plan and Supplemental Pension Plan, the normal retirement age is 65. If an employee retires on or after age 50 with 5 or more years of service, that participant may elect to receive either an early retirement payment reduced by 6% per year (prorated for partial years) for each year between benefit commencement and age 65, or a lump sum payment. If an employee does not satisfy any of the above criteria, and has five years of vesting service under the Pension Plan plan, that participant may elect to receive an annuity starting on or after age 50, which is reduced 6% per year for each year (prorated for partial years) prior to age 65, and a lump sum payment is not available.

- Board Policy on Pension Benefits for Executives

The Board has adopted a policy providing that it will seek shareholder approval prior to the payment of amounts to any senior executive from the Company's defined benefit pension plans if his or her benefit, computed as a single life annuity, will exceed 100% of the senior executive's final average salary, as calculated at the discretion of the Compensation Committee. This policy applies to all benefit accruals after January 1, 2006. For purposes of this policy, "final average salary" means the average of the highest five calendar years' earnings (as defined by the Committee and not based on the legacy pension plan definition), where earnings includes salary earned during the year and annual cash incentives (or bonus) earned for the year.

The following Non-Qualified Deferred Compensation Table summarizes the activity during 2009 and account balances in our various non-qualified savings and deferral plans for our Named Executive Officers. The following plans and programs permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Supplemental Savings Plan ("PSSP"), Global Performance Plan ("GPP"), Performance Share Awards ("PSA") and Performance-Contingent Share Awards ("PCSA"). The PSSP is a supplemental 401(k) plan that provides Company matching contributions based on the executive's contributions. Other than the matching contributions (and the earnings thereon) in the PSSP, the account balances in these plans are solely attributable to deferrals of previously earned compensation and the earnings on those amounts.

2009 Non-Qualified Deferred Compensation Table

Name	Plan[1]	Executive Contributions in Last FY ($)	Pfizer Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
J. Kindler	PSSP	261,300	195,975	410,934	—	2,118,758
	Deferred GPP	—	—	—	—	—
	Deferred PCSA/PSA	—	—	130,818	—	1,702,258
	Deferred RSU[2]	431,604	—	177,301	—	608,904
	Total:	**692,904**	**195,975**	**719,052**	—	**4,429,920**
F. D'Amelio	PSSP	123,900	92,925	60,363	—	356,155
	Deferred GPP	—	—	—	—	—
	Deferred PCSA/PSA	—	—	—	—	—
	Total:	**123,900**	**92,925**	**60,363**	—	**356,155**
I. Read	PSSP	128,670	96,503	126,478	—	1,212,694
	Deferred GPP	—	—	—	—	—
	Deferred PCSA/PSA	—	—	226,728	—	2,950,291
	Deferred RSU[2]	219,933	—	90,342	—	310,275
	Total:	**348,603**	**96,503**	**443,548**	—	**4,473,260**
M. Mackay	PSSP	94,666	73,358	54,831	—	287,525
	Deferred GPP	—	—	25,952	—	445,338
	Deferred PCSA/PSA	235,674	—	136,043	—	663,598
	Deferred RSU[2]	133,581	—	66,968	—	345,841
	Deferred STI[3]	53,775	—	25,501	—	79,276
	Total:	**517,696**	**73,358**	**309,295**	—	**1,821,578**
F. Lewis-Hall	PSSP[4]	12,901	1,145,803	24,115	—	1,182,820
	Deferred GPP	—	—	—	—	—
	Deferred PCSA/PSA	—	—	—	—	—
	Total:	**12,901**	**1,145,803**	**24,115**	—	**1,182,820**

(1) The PSSP contributions were based on the executive's deferral election and the salary shown in the "2009 Summary Compensation Table", as well as annual incentive awards paid in 2009, previously reported.

(2) Represents an RSU award vested on February 23, 2009 that was deferred due to Section 162(m) of the Internal Revenue Code. Further information regarding RSU vesting is reported on the "2009 Option Exercises and Stock Vested" table.

(3) Represents the 2008 STI Shift Award vested on February 26, 2009, of which a portion was deferred based on the executive's deferral election.

(4) Upon commencement of employment, Dr. Lewis-Hall received a $1.12M one-time credit to the PSSP, which vests 20% upon hire and 20% on each of the next four anniversaries of her hire date. Her participation in the PSSP is based on the legacy Pharmacia matching calculation for the contributions.

• Pfizer Savings Plans

The Company provides the Pfizer Savings Plan (the "Savings Plan") to U.S.-based employees of the Company and the PSSP to employees who meet the eligibility requirements. These plans are described below.

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 20% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts. "Regular earnings" for the Savings Plan include both salary and bonus or annual incentive awards. Total combined before-tax, Roth 401(k) and after-tax contributions may not exceed 20% of regular earnings. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and fifty cents for each additional dollar contributed on the next 3% of their regular earnings. However, Dr. Lewis-Hall is subject to a legacy Pharmacia plan formula based on her age and option plan selection, under which she receives a 10% match if she contributes 5% or more of regular earnings, as defined under the legacy Pharmacia plan. Our matching contributions generally are invested in our common stock. In addition, plan participants have the ability to diversify some or all of the matching contribution investments.

Pursuant to IRS rules, effective for 2009, the Savings Plan limits the "additions" that can be made to a participating employee's account to $49,000 per year. "Additions" include our matching contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

Currently, legislation limits the amounts that may be allocated to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the Savings Plan. The 2009 maximum before-tax and Roth 401(k) contribution limit is $16,500 per year (or $22,000 per year for eligible participants age 50 and over). In addition, no more than $245,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

The PSSP is intended to pay, out of the general assets of the Company, an amount substantially equal to the difference between the amount that would have been allocated to an employee's account as before-tax contributions, our matching contributions and the amount actually allocated under the Savings Plan if the limits described in the preceding paragraph did not exist. Participants can elect to defer up to 20% of eligible wages on a before-tax basis. Generally, participants can elect to receive payments as a lump sum or in one to twenty annual installments following termination from service. Participants who do not make an election receive lump sum payments. In certain circumstances, we fund trusts established to secure our obligations to make payments under the PSSP.

Amounts deferred, if any, under the PSSP by the Named Executive Officers for 2009 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2009 Summary Compensation Table and, in the case of Dr. Lewis-Hall, her guaranteed short-term incentive for 2009, but not her sign-on bonus (included in the "Bonus" column of the 2009 Summary Compensation Table). In the Non-Qualified Deferred Compensation table, PSSP values are shown opposite the PSSP line for each Named Executive Officer. Executive contributions reflect the percent of salary and bonus the executive has elected to defer under the PSSP. This matching contribution is shown in the "Pfizer Contributions" column of the table. For the Named Executive Officers, the Company's matching contributions under the Savings Plan and the PSSP are shown in the "All Other Compensation" column of the 2009 Summary Compensation Table. The "Aggregate Earnings" column in the above table represents the amount by which the PSSP balance changed in the past fiscal year, net of employee and employer contributions.

Estimated Benefits Upon Termination

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2009. The Executive Severance Plan does not provide for any pension enhancements upon a change in control.

Estimated Benefits Upon Various Termination Scenarios

	Termination Without Cause				Termination on Change in Control		Death or Disability
Name	Severance[1] (A) ($)	Other[2] (B) ($)	Long-Term Award Payouts[3] (C) ($)	Total (A+B+C) ($)	Long-Term Award Payouts[4] (D) ($)	Total (A+B+D) ($)	Long-Term Award Payouts[5] ($)
J. Kindler	4,038,100	21,372	11,477,022	15,536,494	24,110,314	28,169,786	24,110,314
F. D'Amelio	1,939,120	17,996	3,780,879	5,737,995	9,333,804	11,290,920	9,333,804
I. Read	4,591,000	14,423	4,683,967	9,289,390	9,019,623	13,625,046	9,019,623
M. Mackay	2,145,698	18,882	4,038,094	6,202,674	7,560,083	9,724,663	7,560,083
F. Lewis-Hall	1,366,700	19,260	1,220,913	2,606,873	1,220,913	2,606,873	1,220,913

(1) These amounts represent severance equal to the greater of: (a) severance under our Executive Severance Plan, which became effective on February 16, 2009, which is one year's base salary and target bonus (Pay), or (b) the total number of weeks of Pay determined under our standard formula (13 weeks plus 3 weeks per year of service), subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP.

(2) These amounts represent the Company cost of 12 months of active employee medical and life insurance coverage.

(3) These amounts represent the value of long-term incentive awards which vest on termination of employment without cause using our closing stock price of $18.19 on December 31, 2009.

(4) These amounts represent the value of long-term incentive awards which vest following a change in control using our closing stock price of $18.19 on December 31, 2009.

(5) These amounts represent the value of long-term incentive awards which vest on termination of employment due to death or disability using our closing stock price of $18.19 on December 31, 2009.

The Named Executive Officers are eligible for the following potential payments upon death, disability, retirement and a change in control, as described below:

- **Payments Made Upon Disability**

Under our flexible benefits program, eligible employees, including the Named Executive Officers, have the ability to purchase long-term disability coverage up to 70% of pay, subject to a $350,000 annual benefit limit. If the employee is vested in our Pension Plan, those benefits continue to accrue while receiving disability benefits and health and life insurance coverage is continued.

Under the Long-Term Incentive Program, in the event of disability, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are settled on the fifth anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full option term, provided the executive remains permanently and totally disabled.

- **Payments Made Upon Death**

Under our flexible benefits program, all of our eligible employees, including the Named Executive Officers, have the ability to purchase up to $1,650,000 in life insurance benefits up to one time base pay with a maximum cap of $1,650,000, with a maximum of $250,000 in coverage paid by the Company. The spouse's pension and deferred compensation are also payable in accordance with the plans and the executive's election.

Under the Long-Term Incentive Program, in the event of death, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are immediately settled; stock options immediately vest and become exercisable for the remainder of the option term if the participant is eligible for retirement; if not, the stock options remain exercisable for two years.

- **Payments Made Upon Retirement**

Under the Long-Term Incentive Program, if a participant retires (at least age 55 with at least 10 years of service) after the first anniversary of the grant date, RSUs are prorated; SARs/TSRUs continue to vest and are settled on the fifth anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full term of the option. PSAs may be prorated at the end of the performance period (at the discretion of the Committee) if the participant is employed through December 31 of the year of grant. If the retirement takes place prior to the first anniversary of the grant date, the long-term awards are forfeited. Based on age and years of service, Mr. Read is the only Named Executive Officer eligible for retirement treatment and would receive $2,756,258 payout of his long-term awards as of December 31, 2009 in the event of his retirement.

See "Retirement and Savings Plans" and "Retiree Health Care Benefits" for further information on health care, retirement and savings plan benefits under Pfizer's plans.

- **Payments Made Upon Change in Control**

As discussed in "Post-Employment Compensation", in February 2009, all executive officers voluntarily terminated their change-in-control severance agreement and each (other than Mr. D'Amelio) became a participant in the Executive Severance Plan. The separate severance agreement with Mr. D'Amelio, established as part of his hiring arrangements, expired on September 10, 2009 and was not renewed. At that time, he became a participant in the Executive Severance Plan. Under the Long-Term Incentive Program, if a participant's employment is terminated within 24 months of a change in control, PSAs and STI Shift Awards are paid out at target; RSUs are paid in full; TSRUs vest and are immediately settled; and stock options immediately vest and become exercisable for the remainder of the option term.

This table provides certain information as of December 31, 2009 with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	456,960,358[1]	$29.67	498,467,479[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	456,960,358	$29.67	498,467,479

(1) This amount includes the following:

- 403,995,768 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $29.94.
- 6,118,597 shares issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan, as Amended and Restated (the 2004 Stock Plan), but not yet earned as of December 31, 2009. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a non-discretionary formula that measures our performance, in terms of total shareholder return and diluted earnings per share growth, over the applicable performance period relative to the performance of the pharmaceutical peer group, as discussed above. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 38,083,115 shares subject to restricted stock units, issuable pursuant to the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 8,681,276 non-vested shares and 81,602 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted average exercise price of $17.06. The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the defined settlement price and the grant price, plus the dividends accumulated during a 5-year term. The settlement price is the 20-day average closing stock price ending on the fifth anniversary of the grant.

(2) This amount represents the number of shares available (498,467,479) for issuance pursuant to stock options and awards that could be granted in the future under the 2004 Stock Plan. Under the 2004 Stock Plan, any option granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a two-to-one basis.

In 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No further grants may be made under any of these plans. As of December 31, 2009, under the Pharmacia 2001 Long-Term Incentive Plan, 25,855,174 shares were issuable upon the exercise of outstanding stock options, including 766,925 outstanding reload options, at a weighted average exercise price of $31.51. The reload obligations will be satisfied under this plan from 800,000 shares available. In addition, under the other assumed Pharmacia plans, as of December 31, 2009, there were 12,531,922 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $31.75. Information regarding these various options is not included in the above table.

In 2000, Pfizer acquired Warner-Lambert Company and assumed stock options outstanding under various Warner-Lambert plans pursuant to which no subsequent awards have been or will be made. As of December 31, 2009, there were 5,310,398 shares issuable upon the exercise of stock options under these plans, and those options had a weighted average exercise price per share of $32.00. In addition, 297,949 shares were issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert directors' compensation that had been deferred by certain former Warner-Lambert directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those options and shares is not included in the above table.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the "MIP Plan"), pursuant to which no subsequent awards have been or will be made. As of December 31, 2009, there were 230,321 shares issuable in settlement of the participants' accounts, which will be delivered upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

Financial Measures

The following table contains reconciliations of 2009 and 2008 U.S. GAAP revenues and U.S. GAAP diluted EPS to revenues and adjusted diluted EPS for annual incentive purposes relating to the Financial Performance Table within this Proxy Statement (Unaudited).

Financial Measures

(Billions, except per common share data)	2009	2008
Revenues	$ 50.0	$ 48.3
Foreign exchange impact relative to rates in effect for budget purposes	(1.3)	0.3
Exclusion of non-recurring items	0.1	—
Subtotal	$ 48.8	$ 48.6
Revenues from legacy Wyeth products	(3.3)	—
Revenues for Annual Incentive purposes*	$ 45.5	$ 48.6
Diluted EPS*	$ 1.23	$ 1.20
Purchase accounting adjustments — net of tax	0.38	0.36
Acquisition-related costs — net of tax	0.40	—
Discontinued operations — net of tax	—	(0.01)
Certain significant items — net of tax	0.01	0.87
Adjusted diluted EPS	$ 2.02	$ 2.42
Foreign exchange impact relative to rates in effect for budget purposes	(0.06)	0.01
Exclusion of non-recurring items	0.02	—
Adjusted diluted EPS for Annual Incentive purposes*	$ 1.98	$ 2.43

* Revenues and adjusted diluted EPS used for annual Incentive purposes in 2009 reflect Pfizer stand-alone results. The weighted average shares used for adjusted diluted EPS for annual Incentive purposes is 6,767 million. For a full reconciliation of adjusted diluted EPS see our 2009 Form 10-K Financial Report.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2011 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 16, 2010. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2011 Annual Meeting:

- if the 2011 Annual Meeting is being held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 22, 2010), we must receive notice not less than 90 days nor more than 120 days in advance of the anniversary of the 2010 Annual Meeting; or
- 10 days following the date on which notice of the date of the 2011 Annual Meeting is mailed or the public disclosure of the date of the 2011 Annual Meeting is made, whichever first occurs.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2011 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that Meeting between December 23, 2010 and January 22, 2011. If we do not receive notice during that time period, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that Meeting will use their discretion in voting the proxies when any such matters are raised at the Meeting.

The nomination must contain the following information about the nominee (amongst other information, as specified in the By-laws):

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the class and number of shares of capital stock owned (beneficially and of record) by the nominee;
- the information that would be required under the rules of the SEC in a proxy statement or other filing required to be made in connection with the solicitation of proxies for election as directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include (amongst other information, as specified in the By-laws):

- a brief description of the substance of, and the reasons for conducting, such business at such Meeting; and
- as to the stockholder proponent and the beneficial owner, if any, on whose behalf the proposal is being made:
  - the name and address of each such person and of any holder of record of the stockholder proponent's shares as they appear on our records;
  - the class and number of all shares of capital stock owned by each such person (beneficially and of record) (with supporting documentation where appropriate);
  - any material interest of each such person, or any affiliates or associates of each such person, in such business; and
  - any other information relating to each such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by each such person with respect to the proposed business to be brought by each such person before the annual meeting pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

The Board is not aware of any matters that are expected to come before the 2010 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee appointed by the Board of Directors intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free within the U.S., U.S. territories and Canada. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

By order of the Board of Directors,

Amy W. Schulman
Senior Vice President, General Counsel and Corporate Secretary

Director Qualification Standards

Determination of Independence

To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. These determinations will be made public annually prior to the directors standing for election to the Board. Except as otherwise noted below, the "Company" includes Pfizer Inc. and its consolidated subsidiaries. In each case, the Board shall broadly consider all relevant facts and circumstances and shall apply the following standards:

1. In no event will a director be considered "independent" if:

   (i) the director is, or has been within the last three years, an employee of the Company; or

   (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; or

   (iii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company (other than director's fees and pension or other forms of deferred compensation for prior service with the Company); or

   (iv) (A) the director or an immediate family member of the director is a current partner of the firm that is the Company's independent registered public accounting firm; or (B) the director is a current employee of such firm; or (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (D) the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; or

   (v) an executive officer of the Company serves or served on the compensation committee of the board of directors of a company that, at the same time within the last three years, employs or employed either the director or an immediate family member of the director as an executive officer.

2. Audit Committee members may not have any direct or indirect financial relationship whatsoever with the Company other than as directors, and may not be affiliated persons of the Company. Audit committee members may receive directors' fees, in the form of cash, stock, stock units, stock options or other in-kind consideration ordinarily available to directors, and fixed amounts of compensation for prior service with the Company.

3. No director, or immediate family member of a director, may serve as a paid consultant or advisor to the Company or to any executive officer of the Company, or may have a personal services contract with the Company or with any executive officer of the Company.

4. The following commercial relationships will not be considered to be material relationships that would impair a director's independence: (i) if a director is a current employee, or an immediate family member of a director of the Company is a current executive officer of another company that does business with the Company and the annual sales to, or purchases from, the Company in any of the last three fiscal years were less than one percent of the annual revenues of the company the director or the director's immediate family member serves as an executive officer or employee, as applicable; or (ii) if a director or an immediate family member of a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer.

5. The following not-for-profit relationship will not be considered to be a material relationship that would impair a director's independence: if a director of the Company, or a director's spouse, serves as an executive officer of a not-for-profit organization, and the Company's, or the Pfizer Foundation's discretionary charitable contributions to the organization, in the aggregate, are less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues.

6. Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical independence tests described in paragraphs 4 and 5. The Board may determine that a director who has a relationship that exceeds the limits described in paragraph 4 (to the extent that any such relationship would not constitute a bar to independence under the New York Stock Exchange listing standards) or paragraph 5, is nonetheless independent. The Company will explain in the next proxy statement the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth in paragraphs 4 or 5.

7. The Company will not make any personal loans or extensions of credit to directors or executive officers.

8. To help maintain the independence of the Board, all directors are required to deal at arm's length with the Company and its subsidiaries and to disclose circumstances material to the director that might be perceived as a conflict of interest.

Charter
Audit Committee

Status

The Audit Committee is a committee of the Board of Directors.

Membership

The Audit Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards. Each member shall in the judgment of the Board of Directors have the ability to read and understand the Company's basic financial statements. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange listing standards.

No member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Company, unless the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee and such determination is disclosed in accordance with the rules of the New York Stock Exchange.

Purpose

The Audit Committee shall represent and assist the Board of Directors with the oversight of: (a) the integrity of the Company's financial statements and internal controls, (b) the Company's compliance with legal and regulatory requirements, (c) the independent registered public accounting firm's qualifications and independence and (d) the performance of the Company's internal audit function and the independent registered public accounting firm. In addition, the Audit Committee shall prepare a report each year for inclusion in the Company's proxy statement relating to the election of directors. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Responsibilities

1. Select and retain (subject to ratification by the Company's stockholders), evaluate and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm's compensation, oversee the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm.
2. Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services.
3. At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (PCAOB) review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.
4. At least annually: (a) consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with independence; and (b) obtain and review a

report from the independent registered public accounting firm describing all relationships between the firm or its affiliates and the Company or individuals in a financial reporting oversight role at the Company, that may reasonably be thought to bear on the firm's independence, and discuss with the firm the potential effects of any disclosed relationships on the independence.

5. Review with the independent registered public accounting firm:

   (a) the scope and results of the audit;

   (b) any problems or difficulties that the auditor encountered in the course of the audit work, and management's response; and

   (c) any questions, comments or suggestions the auditor may have relating to the internal controls, and accounting practices and procedures, of the Company or its subsidiaries.

6. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the Company's Internal Audit Department, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the Internal Audit Department.

7. Review with the independent registered public accounting firm, the Company's Internal Audit Department, and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries; and (b) current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate.

8. Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: (a) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; (b) disclosures relating to internal controls over financial reporting; (c) the items required by applicable generally accepted auditing standards relating to the conduct of the audit of annual financial statements or review of interim financial statements; and (d) meet to review the Company's specific disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in the Company's Form 10-K or 10-Q filed with the Securities and Exchange Commission.

9. Recommend to the Board of Directors, based on the review described in paragraphs 4 and 8 above, whether the financial statements should be included in the annual report on Form 10-K.

10. Review earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies (this function may be performed by the Chair or the full Committee).

11. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

12. Review: (a) the status of compliance with laws, regulations, and internal procedures; and (b) the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures, through review of reports from management, legal counsel and third parties as determined by the Audit Committee.

13. Establish and oversee procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters, as well as for the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters.

14. Establish policies for the hiring of employees and former employees of the independent registered public accounting firm.

15. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and receive appropriate funding from the Company, as determined by the Audit Committee, for the payment of compensation to any such advisors.

16. Conduct an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter.

Meetings

The Audit Committee shall meet at least six times each year and at such other times as it deems necessary to fulfill its responsibilities. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and chief compliance officer, and the independent registered public accounting firm. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Compensation Committee

Status

The Compensation Committee is a committee of the Board of Directors.

Membership

The Compensation Committee shall consist of three or more directors, all of whom, in the judgment of the Board of Directors, shall be independent in accordance with New York Stock Exchange listing standards. In addition, a person may serve on the Compensation Committee only if the Board of Directors determines that he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

Purpose

The purposes of the Compensation Committee are to discharge the responsibilities delegated by the Board of Directors relating to the determination and execution of the Company's compensation philosophy and the compensation of the Company's CEO and members of the Executive Leadership Team. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Duties and Responsibilities

The Compensation Committee's duties and responsibilities include:

- reviewing and approving the Company's overall compensation philosophy and overseeing the administration of related compensation and benefit programs, policies and practices;
- reviewing and approving the Company's peer companies and data sources for purposes of evaluating our compensation competitiveness and establishing the appropriate competitive positioning of the levels and mix of compensation elements;
- establishing annual and long-term performance goals and objectives for the CEO and reviewing the goals approved by the CEO for the members of the Executive Leadership Team;
- evaluating the performance of the CEO and reviewing and approving the CEO's evaluation of the other members of the Executive Leadership Team in light of the approved performance goals and objectives;
- setting the compensation of the CEO and members of the Executive Leadership Team based upon the evaluation of their performance;
- approving or recommending employment agreements, offers of employment and other elements of compensation provided to the CEO and members of the Executive Leadership Team;
- approving or recommending severance arrangements for the CEO and members of the Executive Leadership Team, including change in control and similar provisions; and
- making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans.

The Committee's decisions regarding performance goals and objectives, and the compensation of the CEO and members of the Executive Leadership Team, are reviewed and ratified by the outside directors of the Board.

The Compensation Committee's additional duties and responsibilities include:

- overseeing the administration of the Company's cash-based and equity-based compensation plans;
- reviewing and certifying awards under corporate performance-based plans;
- granting options and awards under the stock plans;
- reviewing and setting the compensation structure for senior executives whose individual compensation is not otherwise set by the Committee;
- determining officer stock ownership guidelines and monitoring compliance with such guidelines;
- preparing an annual performance evaluation of the Committee;
- reviewing and discussing with the Company's management the Compensation Discussion and Analysis (CD&A) to be included in the Company's

annual proxy statement and determining whether to recommend to the Board of Directors that the CD&A be included in the proxy statement;
- providing the Compensation Committee Report for inclusion in the Company's proxy statement that complies with the rules and regulations of the Securities and Exchange Commission;
- annually evaluating the adequacy of this Charter; and
- performing such other duties and carrying out such other responsibilities as are consistent with this Charter.

The Committee has the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

The Compensation Committee may, in its sole discretion, employ a compensation consultant to assist in the execution of the responsibilities in this Charter. The Compensation Committee shall have the sole authority to approve the fees and other retention terms with respect to such a compensation consultant. The Compensation Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Meetings

The Compensation Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. The Compensation Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Corporate Governance Committee

Status

The Corporate Governance Committee is a committee of the Board of Directors.

Membership

The Corporate Governance Committee shall consist of three or more directors all of whom, in the judgment of the Board of Directors, shall be independent in accordance with New York Stock Exchange listing standards.

Purpose

The Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. The Corporate Governance Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. The Corporate Governance Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Responsibilities

The Corporate Governance Committee's responsibilities include:

- Developing and recommending to the Board the criteria for Board membership. Candidates are selected for, among other things, their integrity, independence, diversity of experience, demonstrated leadership, and the ability to exercise sound judgment. Criteria considered include business experience, scientific and medical expertise, prior government service at policy making levels, and leadership in education, technology and other areas relevant to the Company's global business.
- considering, recruiting and recommending candidates to fill new positions on the Board;
- reviewing candidates recommended by shareholders;
- conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
- recommending Director nominees for approval by the Board and election by the shareholders.

The Committee's additional functions include:

- to consider questions of possible conflicts of interest of Board members and of senior executives;
- to monitor and recommend the functions of the various committees of the Board;
- to recommend members of the committees;
- to advise on changes in Board compensation;
- to make recommendations on the structure of Board meetings;
- to consider matters of corporate governance and to review, at least annually, our Corporate Governance Principles;
- to consider, and review periodically, Director Qualification Standards;
- to review, periodically, our policy regarding the adoption of a Shareholder Rights Plan;
- to establish Director retirement policies;
- to review the functions of senior officers and to make recommendations on changes;
- to review and approve transactions with any related persons in accordance with the Related Person Transaction Approval Policy;
- to review annually with the Chairman and Chief Executive Officer the job performance of elected corporate officers and other senior executives;
- to review the outside activities of senior executives;
- to review periodically with the Chairman and Chief Executive Officer the succession plans

relating to positions held by elected corporate officers, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions;

- to oversee the evaluation of the Board and its committees;
- to prepare an annual performance evaluation of the Corporate Governance Committee and annually evaluate the adequacy of its charter;
- to maintain an informed status on Company issues related to corporate social responsibility, public policy and philanthropy, and the Company's participation and visibility as a global corporate citizen; and
- to monitor emerging issues potentially affecting the reputation of the pharmaceutical industry and the Company.

Meetings

The Corporate Governance Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. The Corporate Governance Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Science and Technology Committee

Status

The Science and Technology Committee is a committee of the Board of Directors.

Purpose

The Science and Technology Committee shall periodically examine management's direction and investment in the Company's pharmaceutical research and development and technology initiatives. The Committee will function as a broadly knowledgeable and objective group of scientists and non-scientists to consider and report periodically to the Board on matters relating to the investment in the Company's research and development and technology initiatives.

Membership

The Science and Technology Committee shall consist of three or more directors. At least one member of the Committee shall, in the judgment of the Board of Directors, have scientific research expertise. The Committee may engage external consultants, providing a broad range of expertise in both basic and clinical sciences, as well as technologies.

Responsibilities

The Science and Technology Committee may meet privately with independent consultants and be free to speak directly and independently with any members of management in discharging its responsibilities.

The Committee shall meet at such times as it deems to be necessary or appropriate, but not less than twice each year, and shall report at the next Board meeting following each such committee meeting.

The Committee will conduct an annual evaluation of its effectiveness, to determine if the purpose and responsibilities are consistent with the guidelines of the Charter of the Science and Technology Committee, and are clearly aligned with the Company's strategic science and technology research goals and objectives.

In addition, the Committee will:

- review, evaluate and report to the Board of Directors regarding performance of the research leaders in achieving the long-term strategic goals and objectives and the quality and direction of the Company's pharmaceutical research and development programs.
- identify and discuss significant emerging science and technology issues and trends.
- determine whether there is sufficient and ongoing external review from world-class experts across both research and development, pertaining to the Company's therapeutic areas.
- review the Company's approaches to acquiring and maintaining a range of distinct technology positions (including, but not limited to, contracts, grants, collaborative efforts, alliances and venture capital).
- evaluate the soundness/risks associated with the technology in which the Company is investing its research and development efforts.
- periodically review the Company's overall patent strategies.

Charter of the Lead Independent Director

If the Chairman of the Board and Chief Executive Officer are the same person, the Pfizer Board of Directors will annually elect an independent director to serve in a lead capacity. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

The Lead Independent Director coordinates the activities of the other non-management directors, and performs such other duties and responsibilities as the Board of Directors may determine.

The specific responsibilities of the Lead Independent Director are as follows:

Preside at Executive Sessions

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.

Call Meetings of Independent Directors

- Has the authority to call meetings of the independent directors.

Function as Liaison with the Chairman

- Serve as principal liaison on Board-wide issues between the independent directors and the Chairman.

Approve appropriate provision of information to the Board such as board meeting agendas and schedules

- Approve the quality, quantity and timeliness of information sent to the Board as well as approving meeting agenda items.
- Facilitate the Board's approval of the number and frequency of board meetings, and approve meeting schedules to assure that there is sufficient time for discussion of all agenda items.

Authorize Retention of Outside Advisors and Consultants

- Authorize the retention of outside advisors and consultants who report directly to the Board of Directors on board-wide issues.

Shareholder Communication

- If requested by shareholders, ensures that he/she is available, when appropriate, for consultation and direct communication.

Proposed Amendment to Article I, Section 9 of the Company's By-laws

Article I. Section 9

Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the Chair of the Board, and shall be called by the Chair of the Board or the Secretary at the request in writing of a majority of the Board of Directors or one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty percent (20%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting. A stockholder request for a special meeting shall be directed to the Secretary and shall be signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting and shall be accompanied by a notice setting forth the information required by paragraph 13 of this Article or paragraph 13 of Article II of these By-laws, as applicable, as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting, as well as the written questionnaire and written representation and agreement required by paragraph 15 of Article II of these By-laws from any nominee for election as a director of the Corporation. A special meeting requested by stockholders shall be held at such date, time and place within or without the state of Delaware as may be designated by the Board of Directors; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after the request to call the special meeting by one or more stockholders who satisfy the requirements of this paragraph 9 of Article I is received by the Secretary. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if: (i) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, or (ii) the Board of Directors has called or calls for an annual meeting of stockholders to be held within ninety (90) days after the Secretary receives the request for the special meeting and the Board of Directors determines in good faith that the business of such annual meeting includes (among any other matters properly brought before the annual meeting) the business specified in the stockholder's request. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting. Business transacted at all special meetings shall be confined to the matters stated in the notice of special meeting. Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the special meeting request; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders. The Chair of a special meeting shall determine all matters relating to the conduct of the meeting, including, but not limited to, determining whether any nomination or other item of business has been properly brought before the meeting in accordance with these By-laws, and if the Chair should so determine and declare that any nomination or other item of business has not been properly brought before the special meeting, then such business shall not be transacted at such meeting.

Appendix A
2009 Financial Report

Introduction

Our Financial Review is provided to assist readers in understanding the results of operations, financial condition and cash flows of Pfizer Inc. (the Company). It should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements. The discussion in this Financial Review contains forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors such as those discussed in Part 1, Item 1A, "Risk Factors" of our 2009 Annual Report on Form 10-K and in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

The Financial Review is organized as follows:

- *Overview of Our Performance and Operating Environment.* This section provides information about the following: our business; our 2009 performance; our operating environment, strategy and response to key opportunities and challenges; our cost-reduction initiatives; our strategic initiatives, such as acquisitions, dispositions, licensing and collaborations; and our financial guidance for 2010 and our financial targets for 2012.

- *Accounting Policies.* This section, beginning on page 8, discusses those accounting policies that we consider important in understanding Pfizer's consolidated financial statements. For additional discussion of our accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*

- *Acquisition of Wyeth.* This section, beginning on page 11, discusses our acquisition of Wyeth, the use of fair value and the recognition of assets acquired and liabilities assumed in connection with our acquisition of Wyeth. For additional details related to the acquisition of Wyeth, see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth.*

- *Analysis of the Consolidated Statements of Income.* This section, beginning on page 16, provides an analysis of our revenues and products for the three years ended December 31, 2009, including an overview of important product developments; a discussion about our costs and expenses; and a discussion of Adjusted Income, which is an alternative view of performance used by management.

- *Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 35, provides an analysis of our consolidated balance sheets as of December 31, 2009 and 2008, and consolidated cash flows for each of the three years ended December 31, 2009, 2008 and 2007, as well as a discussion of our outstanding debt and other commitments that existed as of December 31, 2009. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.

- *New Accounting Standards.* This section, beginning on page 39, discusses accounting standards that we recently have adopted, as well as those that recently have been issued but not yet adopted by us.

- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 39, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to our financial results, operations and business plans and prospects. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

Overview of Our Performance and Operating Environment

Our Business

On October 15, 2009, we completed our acquisition of Wyeth. Our mission continues to be to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global healthcare portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world's best-known consumer products. Every day, we work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We also collaborate with other biopharmaceutical companies, healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies.

In accordance with Pfizer's international year-end, the financial information included in our consolidated financial statements for our subsidiaries operating outside the United States (U.S.) is as of and for the year ended November 30 for each year presented.

The acquisition of Wyeth was a cash-and-stock transaction valued, based on the closing market price of Pfizer's common stock on the acquisition date, at $50.40 per share of Wyeth common stock, or a total of approximately $68 billion. Our financial statements reflect the assets, liabilities and operating results of Wyeth commencing from the acquisition date. In accordance with our domestic and international fiscal year-ends, approximately two-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's domestic operations and approximately one-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's international operations are included in our consolidated financial statements for the year ended December 31, 2009.

Our 2009 Performance

In 2009, there were significant events and factors impacting almost all income statement elements. Our 2009 revenues increased compared to 2008, primarily due to the addition of legacy Wyeth products from the closing of the acquisition on October 15, 2009 through Pfizer's international and domestic year-ends. Also, in 2009, we continued to face an extremely competitive environment in the biopharmaceutical industry. Details of our 2009 performance follow:

- *Revenues* of $50.0 billion increased by approximately $1.7 billion compared to 2008, primarily due to:
  - revenues from legacy Wyeth products of $3.3 billion; and
  - net revenue growth of legacy Pfizer products of $247 million,

  partially offset by:
  - the unfavorable impact of foreign exchange, which decreased revenues by approximately $1.8 billion in 2009.

The significant impacts on revenues for 2009, compared to 2008, are as follows:

	2009 vs. 2008	
(MILLIONS OF DOLLARS)	INCREASE/ (DECREASE)	% CHANGE
Lipitor[a]	$(967)	(8)
Norvasc[b]	(271)	(12)
Camptosar[b]	(231)	(41)
Chantix/Champix[c]	(146)	(17)
Zyrtec[b]	(129)	(100)
Celebrex	(106)	(4)
Detrol/Detrol LA	(60)	(5)
Aricept[d]	(50)	(10)
Viagra	(42)	(2)
Revatio	114	34
Sutent	117	14
Hemophilia family[e]	145	*
Zosyn/Tazocin[e]	184	*
Premarin family[e]	213	*
Lyrica	267	10
Prevnar/Prevenar 7[e]	287	*
Enbrel (outside the U.S. and Canada)[e]	378	*
Effexor[e]	520	*
Alliance revenues[f]	674	30
Animal heath products[g]	(61)	(2)
Consumer healthcare products[e]	494	*
Nutrition products[e]	191	*

(a) Lipitor was unfavorably impacted primarily by foreign exchange, as well as competitive pressures and other factors.
(b) Zyrtec/Zyrtec D lost U.S. exclusivity in late January 2008, at which time we ceased selling this product. Camptosar lost exclusivity in the U.S. in February 2008 and in Europe in July 2009. Norvasc lost exclusivity in Japan in July 2008 and Canada in July 2009.
(c) Chantix/Champix has been negatively impacted by changes to its label in 2008 and additional label changes in July 2009 (see the "Revenues—Biopharmaceutical—Selected Product Descriptions" section of this Financial Review).
(d) Represents direct sales under our license agreement with Eisai Co., Ltd.
(e) Legacy Wyeth products and operations.
(f) 2009 includes Enbrel sales in the U.S. and Canada.
(g) Includes legacy Wyeth products.
* Calculation not meaningful.

- *Income from continuing operations* was $8.6 billion in 2009 compared to $8.0 billion in 2008, reflecting:
  - increased revenues, primarily as a result of revenues from legacy Wyeth products;
  - the non-recurrence of a $2.3 billion, pre-tax and after-tax, charge in 2008 related to the resolution of certain investigations concerning Bextra and various other products and the non-recurrence of a $640 million after-tax charge in 2008 related to the resolution of certain litigation involving our non-steroidal anti-inflammatory drugs (NSAID); and
  - lower costs incurred in connection with our cost-reduction initiatives,

  largely offset by:
  - the unfavorable impact of foreign exchange;

- higher net interest expense, mainly due to the issuance of approximately $24 billion in senior unsecured notes during the first half of 2009 to partially finance the acquisition of Wyeth, as well as lower interest income;
- an increase in the 2009 effective tax rate, attributable mainly to increased tax costs associated with certain business decisions executed to finance the acquisition of Wyeth, net of a $556 million tax benefit related to the sale of one of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc. (Vicuron), and a $174 million favorable income tax adjustment; and
- higher purchase accounting adjustments and acquisition-related costs.

Our Operating Environment, Strategy and Responses to Key Opportunities and Challenges

Our Operating Environment

Industry-Specific Challenges
The majority of our revenues come from the manufacture and sale of Biopharmaceutical products. The biopharmaceutical industry is competitive and requires us to address a number of industry-specific challenges, which can significantly impact the sales of our products. These factors include among others: the loss or expiration of intellectual property rights, the regulatory environment and pipeline productivity, pricing and access pressures and increasing competition among branded products.

The Loss or Expiration of Intellectual Property Rights—As is inherent in the biopharmaceutical industry, the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. Many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we lose exclusivity on these products and generic pharmaceutical manufacturers generally produce similar products and sell them for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period of time. While small molecule products are impacted in such a manner, biologics currently have additional barriers to entry related to the manufacture of such products and therefore generic competition may not be as significant. A number of our current products, including Lipitor, Effexor and Zosyn are expected to face significantly increased generic competition over the next few years.

Regulatory Environment and Pipeline Productivity—The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses. We are confronted by increasing regulatory scrutiny of drug safety and efficacy, even as we continue to gather safety and other data on our products, before and after the products have been launched. Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for revenue and earnings growth. We devote considerable resources to research and development (R&D) activities. These activities involve a high degree of risk and may take many years, and with respect to any specific research and development project, there can be no assurance that the development of any particular product candidate or new indication for an in-line product will achieve desired clinical endpoints and safety profile or will be approved by regulators and lead to a successful commercial product.

Pricing and Access Pressures—Governments, managed care organizations and other payer groups continue to seek increasing discounts on our products through a variety of means such as leveraging their purchasing power, implementing price controls, and demanding price cuts (directly or by rebate actions). Also, health insurers and benefit plans continue to limit access to certain of our medicines by imposing formulary restrictions in favor of the increased use of generics. Legislative changes have been proposed that would allow the U.S. government to directly negotiate prices with pharmaceutical manufacturers on behalf of Medicare beneficiaries, which we expect would restrict access to and reimbursement for our products. There have also been a number of legislative proposals seeking to allow importation of medicines into the U.S. from countries whose governments control the price of medicines, despite the increased risk of counterfeit products entering the supply chain. If importation of medicines is allowed, an increase in cross-border trade in medicines subject to foreign price controls in other countries could occur and negatively impact our revenues. Also, healthcare reform in the U.S., if enacted, could increase pricing and access restrictions on our products and could have a significant impact on our business.

Competition among Branded Products—Many of our products face competition in the form of branded products, which treat similar diseases or indications. These competitive pressures can have an adverse impact on our future revenues.

The Overall Economic Environment
In addition to industry-specific factors, we, like other businesses, continue to face the effects of the weak economy. The impact of the weak economy on our Biopharmaceutical operations has been largely in the U.S. market, affecting the performance of products such as Lipitor, Celebrex and Lyrica. We believe that patients, experiencing the effects of the weak economy, including high unemployment levels, and increases in co-pays sometimes are switching to generics, delaying treatments, skipping doses or using less effective treatments to reduce their costs. The weak economy also has increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs, including ours. Our Diversified business consisting of Animal Health, Consumer Healthcare, Nutrition and Capsugel, also has been impacted by the weak economy, which has adversely affected global spending on veterinary care and on personal healthcare products.

Despite the challenging financial markets, Pfizer maintains a strong financial position. We have a strong balance sheet and liquidity that we believe provide us with financial flexibility. Our long-term debt is rated high quality and investment grade by both Standard & Poor's and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, investment-grade available-for-sale debt securities. As a result, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. For further discussion of our financial condition, see the "Financial Condition, Liquidity and Capital Resources" section of this Financial Review.

Our Strategy

Wyeth Acquisition
In response to the challenging operating environment, we have taken many steps to strengthen our Company and better position ourselves for the future. The most important of these steps was the acquisition of Wyeth, which has transformed us into a more diversified healthcare company, with product offerings in human, animal and consumer health, including vaccines, biologics, small molecules and nutrition across developed and emerging markets. We believe that our acquisition and integration of Wyeth meaningfully advances, in a single transaction, each of the strategic priorities that we have identified and pursued over the last two years, including:

- Enhancing our in-line and patent-protected pipeline portfolio in key "invest to win" areas where there exist significant unmet medical needs and significant opportunities for innovation and market leadership, such as oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes, as well as the critical technologies of vaccines and biologics;
- Becoming a top-tier biotherapeutics company by 2015;
- Accelerating growth in emerging markets;
- Creating new opportunities for established products;
- Investing in complementary businesses; and
- Creating a lower, more flexible cost base for the combined company.

We believe the realization of these strategic priorities through the acquisition of Wyeth enhances opportunities for us to:

- Drive improved performance through our unique and flexible business model—which is built on a group of agile, highly accountable units all backed by the scale and resources of our global enterprise.
- Strengthen the opportunity for consistent and stable revenue and earnings growth through product offerings in numerous growing therapeutic areas and a diversified product portfolio in which it is expected that no drug will account for more than 10% of our revenues in 2012.
- Strengthen our ability to deliver on the true growth driver in our business—meeting the unmet medical needs of patients, doctors and other customers through a robust and growing pipeline of biopharmaceutical development projects, the combination of top scientists from both legacy companies, leading scientific and manufacturing capabilities, a global network of proof-of-concept clinical development centers, and a newly reorganized research and development organization.
- Take advantage of rapidly advancing scientific innovation into new and more complex areas in order to address continuing substantial unmet medical needs.
- Take advantage of current demographics of developed countries which indicate that people are living longer and, therefore, have a growing demand for high-quality healthcare and the most effective medicines.

Other Responses to Industry-Specific Challenges
We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases but also from a reduction in other healthcare costs, such as emergency room or hospitalization costs, as well as improvements in health, wellness and productivity. We continue to actively engage in dialogues about the value of our products and how we can best work with patients, physicians and payers to prevent and treat disease and improve outcomes. We will work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize any adverse impact on our revenues.

We continue to be a constructive force in helping to shape healthcare policy and the appropriate regulation of our products. Although we cannot predict the outcome of U.S. healthcare reform initiatives, we remain committed and actively engaged in discussions to reform healthcare in a way that expands coverage for those currently uninsured; does not erode coverage for those currently insured; improves quality; rewards innovation; and provides value for patients. During the second quarter of 2009, the Pharmaceutical Research and Manufacturers of America (PhRMA), of which we are a member, announced an $80 billion commitment over the next decade to support healthcare reform in the U.S. Among other things, that commitment includes reducing the cost of medicines for seniors and disabled Americans who are affected by the coverage gap in the Medicare prescription drug program. The PhRMA commitment is intended to be part of any federal healthcare reform legislation in the U.S.

We continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*), and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to ensure appropriate patient access. In addition, we will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products, and we will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.

We have evolved our Biopharmaceutical operations into smaller, more focused units to anticipate and respond more quickly to our customers' and patients' changing needs. With the formation of the Primary Care, Specialty Care, Established Products, Oncology and Emerging Markets units, we believe we can better manage our products' growth and development from proof-of-concept throughout their entire time on the market; bring innovation to our "go to market" promotional and commercial strategies; develop ways to further enhance the value of mature products, including those close to losing their exclusivity; expand our already substantial presence in emerging markets; and create product-line extensions where feasible.

We continue to develop and deliver innovative medicines that will benefit patients around the world. We continue to make the investments that we believe are necessary to serve patients' needs and to generate long-term growth. For example:

- We have reorganized our R&D organization, which now consists of two distinct groups; the PharmaTherapeutics Research & Development group, which focuses on the discovery of small molecules and related modalities and; the BioTherapeutics Research & Development group, which focuses on large-molecule research, including vaccines. Together, we believe these groups will help maximize new opportunities in biopharmaceutical research.

- We announced that we would reduce our R&D site footprint by 35% through the closing of six R&D sites and consolidation of four others. Once these actions are complete, we expect to have an R&D biomedical presence in the U.S., Europe, Canada and China with five major sites and nine specialized units.

- We have prioritized our portfolio with a focus on the "invest to win" areas, as well as vaccines and biologics. Approximately 70% of our research projects and 75% of our late-stage portfolio are focused on these areas.

- We continue to conduct research on a significant scale in an effort to discover and develop new medicines. As of January 27, 2010, reflecting the acquisition of Wyeth, our R&D pipeline includes about 500 projects in development ranging from discovery through registration, of which 133 programs are from Phase 1 through registration. The projects within our "invest to win" areas include 30 compounds for various oncology indications, 10 compounds for Alzheimer's disease, eight compounds for pain, 11 compounds for inflammation, six vaccines and 27 biologics.

- We met our legacy Pfizer goals made in March 2008 to initiate 10 to 12 Phase 3 starts between March 2008 and March 2009, to initiate 15 Phase 3 starts in the 2008 to 2009 period and to have 24 to 28 new molecular entities and new indications in the Phase 3 pipeline by the end of 2009. With the addition of Wyeth, the new combined company pipeline has a total of 34 new molecular entities and new indications in Phase 3. For further information about our pending new drug applications (NDA) and supplemental filings, see the "Revenues—Product Developments" section of this Financial Review.

- While a significant portion of R&D is done internally, we continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Collaboration, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products.

Our Cost-Reduction Initiatives

Since the acquisition of Wyeth, we are focused on achieving an appropriate cost structure for the combined company, which includes capturing synergies company-wide. We anticipate the cost-reduction initiatives that were announced on January 26, 2009, to achieve a reduction in adjusted total costs of approximately $3 billion, at 2008 average foreign exchange rates, compared with our 2008 adjusted total costs of $28.6 billion (for an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review). We plan to reinvest approximately $1 billion of these savings in the business, resulting in an expected $2 billion net cost reduction. Additionally, as a result of the Wyeth acquisition, Pfizer expects to generate synergies of approximately $4 billion by the end of 2012, which is expected to result in $2 billion to $3 billion in net cost savings after reinvestment in the business, by the end of 2012. In the aggregate, as we combine these two initiatives into one comprehensive program, we expect to generate gross cost reductions of approximately $7 billion, resulting in net cost reductions of approximately $4 billion to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro-forma combined adjusted total costs of Pfizer and the legacy Wyeth operations.

These targeted savings are expected to be achieved through the following actions:

- The closing of duplicative facilities and other site rationalization actions company-wide, including research and development facilities, manufacturing plants, sales offices and other corporate facilities.
  - *Research and Development Sites*—In combining the R&D organizations of Pfizer and Wyeth, we have identified changes that we expect will increase productivity of the R&D organization and reduce costs. As of the closing of the acquisition of Wyeth, we operated in 20 R&D sites. In the fourth quarter of 2009, we announced that we would close six sites, and once these actions are completed, R&D will be conducted at five major sites and nine specialized units around the world.
  - *Manufacturing Sites*—Our global manufacturing network is a global strategic supply network consisting of our internal network of plants together with strategic external manufacturers and including purchasing, packaging and distribution. As of December 31, 2009, operational manufacturing sites totaled 81. We will continue to rationalize our internal network of plants around the world resulting in a more focused, streamlined and competitive manufacturing operation.
- Workforce reductions across all areas of our business and other organizational changes.
  - We have identified areas for a reduction in workforce across all of our businesses. As of the closing of the Wyeth acquisition, the combined workforce was approximately 120,700 and, as of December 31, 2009, the workforce had decreased to 116,500.

- The increased use of shared services.
- Procurement savings.

We have incurred and will continue to incur costs associated with these cost-reduction activities and estimate that these costs could be in the range of approximately $11.5 billion to $13.5 billion through 2012, of which we have incurred approximately $5.5 billion in cost reduction and acquisition-related costs (excluding transaction costs) through December 31, 2009.

Our Strategic Initiatives—Strategy and Recent Transactions

Acquisitions, Dispositions, Licensing and Collaborations

We are committed to capitalizing on growth opportunities by advancing our own pipeline and maximizing the value of our in-line products, as well as through strategic and opportunistic licensing, co-promotion agreements and acquisitions. Our business-development strategy targets a number of potential growth opportunities, including biologics, vaccines, oncology, diabetes, Alzheimer's disease, inflammation/immunology, pain, psychoses, and other products and services that seek to provide valuable healthcare solutions across developed and emerging markets. Some of our most significant business-development transactions since 2007 are described below.

- On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued, based on the closing market price of Pfizer common stock on the acquisition date, at $50.40 per share of Wyeth common stock, or a total of approximately $68 billion. We are required to divest certain animal health assets in connection with the regulatory approval process associated with our acquisition of Wyeth. As a result, in October 2009, we sold certain animal health products, research and manufacturing facilities located primarily in Fort Dodge, Iowa, as well as related assets and intellectual property, primarily from Wyeth's Fort Dodge Animal Health portfolio in the U.S. and Canada to Boehringer Ingelheim (BI). The products primarily included cattle and small animal vaccines and some animal health pharmaceuticals. BI also acquired from us certain animal health assets in other jurisdictions, including companion animal vaccines in Australia, and cattle vaccines in Europe and South Africa, all of which are primarily manufactured at the Fort Dodge, Iowa site. In January 2010, we completed the divestiture of the legacy Fort Dodge Animal Health livestock business and certain related assets in Australia. In February 2010, we entered into an agreement for the divestiture of certain animal health assets in China, completion of which is subject to regulatory approval and other closing conditions. In the European Union, Switzerland and Mexico, in connection with the regulatory approval process associated with our acquisition of Wyeth, we are also required to divest certain other animal health assets for which we have not yet entered into definitive transaction agreements. It is possible that additional divestitures of animal health assets may be required based on ongoing regulatory reviews in other jurisdictions worldwide.

  While Wyeth is now a wholly owned subsidiary of Pfizer, the merger of local Pfizer and Wyeth entities may be pending or delayed in various jurisdictions and integration in these jurisdictions is subject to completion of various local legal and regulatory obligations.

  For additional information related to our acquisition of Wyeth, see the "Acquisition of Wyeth" section of this Financial Review and see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth.*

- In April 2009, we announced that we entered into an agreement with GlaxoSmithKline plc (GSK) to create a new company focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. The transaction closed on October 30, 2009, and the new company, ViiV Healthcare Limited (ViiV), began operations on November 2, 2009. We and GSK have contributed certain HIV-related product and pipeline assets to the new company. ViiV has a broad product portfolio of 11 marketed products, including innovative leading therapies such as Combivir and Kivexa products and Selzentry/Celsentri (maraviroc), and has a pipeline of six innovative and targeted medicines, including four compounds in Phase 2 development. ViiV has contracted R&D and manufacturing services directly from GSK and us and also has entered into a new research alliance agreement with GSK and us. Under this new alliance, ViiV will invest in our and GSK's programs for discovery research and development into HIV medicines. ViiV has exclusive rights of first negotiation in relation to any new HIV-related medicines developed by either GSK or us. We recorded a pre-tax gain of $482 million in connection with the formation of the new company; and we initially hold a 15% equity interest and GSK holds an 85% equity interest. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK's equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original pipeline assets contributed by us and by GSK to ViiV. Each company may also be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed. For additional information on our investment in ViiV, see Notes to Consolidated Financial Statements—*Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity-Method Investment.*

- In the first quarter of 2009, we entered into a five-year agreement with Bausch & Lomb to co-promote prescription pharmaceuticals in the U.S. for the treatment of ophthalmic conditions. The agreement covers prescription ophthalmic pharmaceuticals, including our Xalatan product and Bausch & Lomb's Alrex®, Lotemax® and Zylet® products, as well as Bausch & Lomb's investigational anti-infective eye drop, besifloxacin ophthalmic suspension, 0.6%, which currently is under review by the U.S. Food and Drug Administration (FDA).

- In December 2008, we entered into an agreement with Auxilium Pharmaceuticals, Inc. (Auxilium) to develop, commercialize and supply Xiaflex, a novel, first-in-class biologic, for the treatment of Dupuytren's contracture and Peyronie's disease. Under the collaboration agreement with Auxilium, we will receive exclusive rights to commercialize Xiaflex in the European Union and 19 other European and Eurasian countries. We submitted an application for Xiaflex for the treatment of Dupuytren's contracture in the EU in December 2009. Under the agreement with Auxilium, we made an upfront payment of $75 million, which is included in *Research and development expenses* in 2008. We also may make additional payments to Auxilium of up to $410 million based upon regulatory and commercialization milestones, as well as additional milestone payments based upon the successful commercialization of the product.

- In the fourth quarter of 2008, we completed the acquisition of a number of animal health product lines from Schering-Plough Corporation (Schering-Plough) for approximately $170 million.

- In September 2008, we announced an agreement with Medivation, Inc. (Medivation) to develop and commercialize Latrepirdine (Dimebon), Medivation's investigational drug for treatment of Alzheimer's disease and Huntington's disease. Following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the agreement went into effect in October 2008. Latrepirdine currently is being evaluated in a Phase 3 trial in patients with mild-to-moderate Alzheimer's disease and in a Phase 3 trial in patients with Huntington's disease. Under the collaboration agreement with Medivation, we made an upfront payment of $225 million, which is included in *Research and development expenses* in 2008. We also may make additional payments of up to $500 million based upon development and regulatory milestones, as well as additional milestone payments based upon the successful commercialization of the product.

- In the second quarter of 2008, we acquired Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company, through a tender offer, for approximately $200 million, including transaction costs. In addition, in the second quarter of 2008, we acquired Serenex, Inc. (Serenex), a privately held biotechnology company. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets in 2008.

- In the second quarter of 2008, we entered into an agreement with a subsidiary of Celldex for an exclusive worldwide license to CDX-110, an experimental therapeutic vaccine in Phase 2 development for the treatment of glioblastoma multiforme, and exclusive rights to the use of EGFRvIII vaccines in other potential indications. Under the license and development agreement, an upfront payment was made in 2008. Additional payments exceeding $390 million potentially could be made to Celldex based on the successful development and commercialization of CDX-110 and additional EGFRvIII vaccine products.

- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company, and we acquired all the outstanding shares of Coley Pharmaceutical Group, Inc., (Coley), a biopharmaceutical company. In connection with these and two smaller acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges* in 2008. In 2009, we resolved certain contingencies associated with CovX and recorded $68 million in *Acquisition-related in-process research and development charges.*

- In the second quarter of 2007, we entered into a collaboration agreement with Bristol-Myers Squibb Company (BMS) to further develop and commercialize apixaban, an oral anticoagulant compound discovered by BMS. We made an initial payment to BMS of $250 million and additional payments to BMS related to product development efforts, which are included in *Research and development expenses* in 2007. We also may make additional payments of up to $780 million to BMS, based on development and regulatory milestones. In a separate agreement, we also are collaborating with BMS on the research, development and commercialization of a Pfizer discovery program, which includes preclinical compounds with potential applications for the treatment of metabolic disorders, including diabetes.

- In April 2007, we agreed with OSI Pharmaceuticals, Inc. (OSI) to terminate a 2002 collaboration agreement to co-promote Macugen, for the treatment of age-related macular degeneration, in the U.S. We also agreed to amend and restate a 2002 license agreement for Macugen and to return to OSI all rights to develop and commercialize Macugen in the U.S. In return, OSI granted us an exclusive right to develop and commercialize Macugen in the rest of the world.

- In the first quarter of 2007, we acquired BioRexis, a privately held biopharmaceutical company with a novel technology platform for developing new protein drug candidates, and Embrex, an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they still are inside the eggs. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges* in 2007.

Our Financial Guidance for 2010

At exchange rates in effect in late January 2010, we forecast 2010 revenues of $67.0 billion to $69.0 billion, Reported diluted earnings per common share (EPS) of $0.95 to $1.10 and Adjusted diluted EPS of $2.10 to $2.20. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

A reconciliation of 2010 Adjusted income and Adjusted diluted EPS guidance to 2010 Reported Net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders guidance follows:

	FULL-YEAR 2010 GUIDANCE	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET INCOME[a]	DILUTED EPS[a]
Adjusted income/diluted EPS[b] guidance	~$17.0-$17.8	~$2.10-$2.20
Purchase accounting impacts of transactions completed as of 12/31/09	(6.4)	(0.79)
Acquisition-related costs	(2.5-2.9)	(0.31-0.36)
Reported Net income attributable to Pfizer Inc./diluted EPS guidance	~$7.7-$8.9	~$0.95-$1.10

[a] Amounts do not assume the completion of any business-development transactions not completed as of December 31, 2009. Amounts exclude the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2009, as well as the potential impact of healthcare reform in the U.S.
[b] For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

Our 2010 financial guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results" and "Our Operating Environment, Strategy and Responses to Key Opportunities and Challenges" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2009 Annual Report on Form 10-K.

Our Financial Targets for 2012

At exchange rates in effect in late January 2010, we are targeting 2012 revenues of $66.0 billion to $68.5 billion, Reported diluted EPS between $1.58 and $1.73 and Adjusted diluted EPS between $2.25 and $2.35. For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

A reconciliation of 2012 Adjusted income and Adjusted diluted EPS targets to 2012 Reported Net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders targets follows:

	FULL-YEAR 2012 TARGETS	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	NET INCOME[(a)]	DILUTED EPS[(a)]
Adjusted income/diluted EPS[(b)] targets	~$18.3-$19.1	~$2.25-$2.35
Purchase accounting impacts of transactions completed as of 12/31/09	(3.8)	(0.47)
Acquisition-related costs	(1.2-1.6)	(0.15-0.20)
Reported Net income attributable to Pfizer Inc./diluted EPS targets	~$12.9-$14.1	~$1.58-$1.73

(a) Amounts exclude the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2009. Given the longer-term nature of these targets, they are subject to greater variability as a result of potential material impacts related to foreign exchange fluctuations; macroeconomic activity, including inflation; and industry-specific challenges, including changes to government healthcare policy, among others.
(b) For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

We expect to generate gross cost reductions of approximately $7 billion, resulting in net cost reductions of approximately $4 billion to $5 billion, by the end of 2012, at 2008 average foreign exchange rates, in comparison with the 2008 pro-forma combined adjusted total costs of Pfizer and legacy Wyeth operations. For additional information, see the "Cost-Reduction Initiatives" section of this Financial Review. For an understanding of Adjusted Income, see the "Adjusted Income" section of this Financial Review.

Our 2012 financial targets are subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results" and "Our Operating Environment, Strategy and Responses to Key Opportunities and Challenges" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2009 Annual Report on Form 10-K.

Accounting Policies

We consider the following accounting policies important in understanding our operating results and financial condition. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies*.

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions, such as our acquisition of Wyeth on October 15, 2009. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivable, investments, inventories, fixed assets and intangible assets (including goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also will impact the consolidated statements of income.

We regularly evaluate our estimates and assumptions, using historical experience and other factors, including the economic environment. Our estimates often are based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturns, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes will generally be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed throughout this Financial Review, particularly in the sections "Our Operating Environment, Strategy and Response to Key Opportunities and Challenges" and "Forward-Looking Information and Factors That May Affect Future Results", and in Part I, Item 1A, "Risk Factors" of our 2009 Annual Report on Form 10-K.

Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental, and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more-likely-than-not" standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see Notes to Consolidated Financial Statements—*Note 7D. Taxes on Income: Tax Contingencies*). We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.

Acquisitions

Our consolidated financial statements include an acquired business's operations after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. For acquisitions consummated prior to January 1, 2009, amounts allocated to acquired IPR&D were expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under accounting principles generally accepted in the United States of America (U.S. GAAP), no goodwill has been recognized.

Fair Value

We often are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, we use fair value extensively in the initial measurement of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming the risk of non-performance will be the same before and after the transfer. Many, but not all, of our financial instruments are carried at fair value. In addition, as required under accounting rules for business combinations, most of the assets acquired and liabilities assumed from Wyeth on October 15, 2009 have been recorded at their estimated fair values as of the acquisition date. For additional information on the valuation approaches allowed under U.S. GAAP to determine fair value, including a description of the inputs used, see Notes to Consolidated Financial Statements—*Note 1F. Significant Accounting Polices: Fair Value.* Also, for information on the use of fair value for our financial instruments, see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments.*

Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program; these rules require that for fixed commitments made by the U.S. government, we record revenues when risk of ownership of the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. These deductions represent estimates of the related obligation and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically,

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates. If our ratio is not indicative of future experience, our results could be materially affected.

- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals. If our estimates are not indicative of actual unbudgeted spending, our results could be materially affected.

- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.

- Provisions for pharmaceutical returns are based on a calculation in each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; and an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. In most markets, returned products are destroyed, and customers are refunded the sales price in the form of a credit.
- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of Biopharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in the statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues,* when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers and the related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are recorded as part of *Cost of sales.*

Long-Lived Assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators throughout the year and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. Examples of those events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights likely would result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses associated with an asset. This could include, for example, a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could include the introduction of a competitor's product that results in a significant loss of market share or the lack of acceptance of a product by patients, physicians and payers.

Our impairment review process is described in the Notes to Consolidated Financial Statements—*Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

Based on our analysis, none of our goodwill is impaired as of December 31, 2009, and we do not believe the risk of impairment is significant at this time. See the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review for additional information on future events and factors that may impact future results and potentially have an impact on any future goodwill impairment tests.

We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax-planning strategies.

The value of intangible assets is determined primarily using the "income approach," which starts with a forecast of all the expected future net cash flows, some of which are more certain than others. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

The implied fair value of goodwill is determined by first estimating the fair value of the associated business. To estimate the fair value of the Biopharmaceutical business, we generally use the "market approach," where we compare the segment to similar businesses or "guideline" companies whose securities are actively traded in public markets or which recently have been sold in a private transaction. Within the Diversified business, we generally use the "income approach," where we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the "market approach" include: the selection of appropriate guideline companies; the determination of market value multiples for the guideline companies and the subsequent selection of an appropriate market value multiple for the business based on a comparison of the business to the guideline companies; and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the segment and the guideline companies; and/or knowledge of the terms and conditions of comparable transactions. When considering the "income approach," we include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business. Other estimates inherent in the "income approach" include long-term growth rates and cash flow forecasts for the business. The long-term growth rate and cash flow forecasts are derived from expected sales of our commercial products and are subject to inherent uncertainties such as decisions by regulatory authorities regarding labeling and other matters that could affect the sales of our products, among other factors.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions (see the "Estimates and Assumptions" section of this Financial Review). The judgments made in determining an estimate of fair value can materially impact our results of operations.

Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees (see Notes to Consolidated Financial Statements—*Note 13. Pension and Postretirement Benefit Plans and Defined Contribution Plans*).

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties (see the "Estimates and Assumptions" section of this Financial Review). The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans may include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following table shows the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2009	2008	2007
Expected annual rate of return	**8.5%**	8.5%	9.0%
Actual annual rate of return	**14.2**	(20.7)	7.9
Discount rate	**6.3**	6.4	6.5

As a result of the global financial market downturn during 2008, the fair value of the assets held in our pension plans decreased by approximately 21% in 2008 and we estimate those losses will be amortized over a 10-year period. We maintained our expected long-term return on plan assets of 8.5% in 2009 for our U.S. pension plans, which impacts net periodic benefit cost. In early 2009, in order to reduce the volatility of our plan funded status and the probability of future contribution requirements, we shifted from an explicit target asset allocation to asset allocation ranges. However, we did not significantly change the asset allocation during 2009 and the allocation was largely consistent with that of 2008. No further changes to the strategic asset allocation were made in 2009 and therefore, we maintained the 8.5% expected long-term rate of return on assets in 2009. The assumption for the expected return on assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans. The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end. Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption would increase our 2010 U.S. qualified pension plans' pre-tax expense by approximately $47 million.

The discount rate used in calculating our U.S. defined benefit plan obligations as of December 31, 2009, is 6.3%, which represents a 0.1 percentage-point decrease from our December 31, 2008, rate of 6.4%. The discount rate for our U.S. defined benefit plans is based on a bond model constructed from a portfolio of high-quality corporate bonds rated AA or better for which the timing and amount of cash flows approximate the estimated payouts of the plans. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better, including where there is sufficient data, a yield curve approach. Holding all other assumptions constant, the effect of a 0.1 percentage-point decrease in the discount rate assumption would increase our 2010 U.S. qualified pension plans' pre-tax expense by approximately $19 million and increase the U.S. qualified pension plans' projected benefit obligations as of December 31, 2009, by approximately $205 million.

Acquisition of Wyeth

Description of Transaction

On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued, based on the closing market price of Pfizer common stock on the acquisition date, at $50.40 per share of Wyeth common stock, or a total of approximately $68 billion. For additional information related to the Wyeth acquisition, see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth*.

Wyeth's core business was the discovery, development, manufacture and sale of prescription pharmaceutical products, including vaccines, for humans. Other operations of Wyeth included the discovery, development, manufacture and sale of consumer healthcare products (over-the-counter products), nutritionals and animal health products. Our acquisition of Wyeth has made us a more diversified healthcare company, with product offerings in human, animal, and consumer health, including vaccines, biologics, small molecules and nutrition across developed and emerging markets. The acquisition of Wyeth also added to our pipeline of biopharmaceutical development projects endeavoring to develop medicines to help patients in critical areas, including oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes.

Recording of Assets Acquired and Liabilities Assumed

Our acquisition of Wyeth has been accounted for using the acquisition method of accounting, which generally requires that most assets acquired and liabilities assumed be recorded at fair value as of the acquisition date (see the "Accounting Policies—Fair Value" section of this Financial Review). A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Our judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. For instance, the determination of asset lives can impact our results of operations as different types of assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the rights associated with a pharmaceutical product's exclusive patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has no patent protection but that retains, and is expected to retain, a distinct market identity, could be considered to be indefinite, and the asset would not be amortized (see the "Accounting Policies—Estimates and Assumptions" section of this Financial Review).

The following table summarizes the provisional recording of assets acquired and liabilities assumed as of the acquisition date:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Working capital, excluding inventories[(a)]	$ 16,342
Inventories	8,388
Property, plant and equipment	10,054
Identifiable intangible assets, excluding in-process research and development	37,595
In-process research and development	14,918
Other noncurrent assets	2,394
Long-term debt	(11,187)
Benefit obligations	(3,211)
Net tax accounts[(b)]	(24,773)
Other noncurrent liabilities	(1,908)
Total identifiable net assets	48,612
Goodwill	19,954
Net assets acquired	68,566
Less: Amounts attributable to noncontrolling interests	(330)
Total consideration transferred	$ 68,236

(a) Includes cash and cash equivalents, short-term investments, accounts receivable, other current assets, assets held for sale, accounts payable and other current liabilities.

(b) As of the acquisition date, included in *Current deferred tax assets and other current assets* ($1.2 billion), *Noncurrent deferred tax assets and other noncurrent assets* ($2.7 billion), *Income taxes payable* ($0.6 billion), *Current deferred tax liabilities and other current liabilities* ($11.1 billion), *Noncurrent deferred tax liabilities* ($14.9 billion) and *Other taxes payable* ($2.1 billion, including accrued interest of $300 million).

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of certain classes of assets and liabilities of Wyeth, as well as other information about recorded amounts.

For financial instruments acquired from Wyeth, our valuation approach was consistent with our valuation methodologies used for our legacy Pfizer financial instruments. For additional information on the valuation of our financial instruments, see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments.*

- *Inventories*—The fair value of acquired inventory was determined as follows:
  - *Finished goods*—Estimated selling price, less an estimate of costs to be incurred to sell the inventory, and an estimate of a reasonable profit allowance for that selling effort.
  - *Work in process*—Estimated selling price of an equivalent finished good, less an estimate of costs to be incurred to complete the work-in-process inventory, an estimate of costs to be incurred to sell the inventory and an estimate of a reasonable profit allowance for those manufacturing and selling efforts.
  - *Raw materials and supplies*—Estimated cost to replace the raw materials and supplies.

The amounts recorded for the major components of acquired inventory are as follows:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Finished goods	$2,692
Work in process[(a)]	5,286
Raw materials	410
Total Inventory	$8,388

[(a)] As of the acquisition date, includes pre-launch inventory associated with Prevnar/Prevenar 13 Infant which did not launch until 2010. Prevnar/ Prevenar 13 Infant was approved by the EU member states in December 2009 and in the U.S. in February 2010.

The fair value of inventory will be recognized in our results of operations as the inventory is sold. Based on internal forecasts and estimates of months of inventory on hand (and excluding inventories associated with Prevnar/Prevenar 13 Infant), we expect that the acquisition date inventory will be substantially sold and recognized in cost of sales over a weighted average estimated period of approximately 14 months after the acquisition date.

Some of the more significant estimates and assumptions inherent in the estimate of the fair value of inventory include stage of completion, costs to complete, costs to dispose and selling price. All of these judgments and estimates can materially impact our results of operations.

- *Property, Plant and Equipment*—The fair value of acquired property, plant and equipment is determined using a variety of valuation approaches, depending on the nature of the asset and the quality of available information. If multiple approaches are used for a single asset or a group of assets, those approaches are compared and reconciled to arrive at a single estimate of fair value. The fair value of acquired property, plant and equipment was primarily determined as follows:

  - *Land*—Market, a sales comparison approach that measures value of an asset through an analysis of sales and offerings of comparable property.
  - *Buildings*—Replacement cost, an approach that measures the value of an asset by estimating the cost to acquire or construct comparable assets. For buildings that are not highly specialized or that could be income producing if leased to a third party, we also considered market and income factors.
  - *Machinery and Equipment*—Replacement cost.
  - *Furniture and Fixtures*—Replacement cost.
  - *Construction in Progress*—Replacement cost, generally assumed to equal historical book value.

The amounts recorded for the major components of acquired property, plant and equipment are as follows:

(MILLIONS OF DOLLARS)	USEFUL LIFE (YEARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Land	—	$ 303
Buildings	$33\frac{1}{3}$-50	5,215
Machinery and equipment	8-20	3,156
Furnitu		
re and fixtures	3-$12\frac{1}{2}$	501
Construction in progress	—	879
Total Property, plant and equipment		$10,054

The fair value of property, plant and equipment will be recognized in our results of operations over the expected useful life of the individual depreciable assets.

Some of the more significant inputs, estimates and assumptions inherent in the estimate of the fair value of property, plant and equipment include the nature, age, condition or location of the land, buildings, machinery and equipment, furniture and fixtures, and construction in progress, as applicable, as well as the estimate of market and replacement cost and the determination of the appropriate valuation premise, in-use or in-exchange. The in-use valuation premise assesses the value of an asset when used in combination with other assets (for example, on an installed basis), while the in-exchange valuation assesses the value of an asset on a stand alone basis. Assets to be disposed of were valued on an in-exchange basis. All of these judgments and estimates can materially impact our results of operations.

- *Identifiable Intangible Assets*—The fair value of acquired identifiable intangible assets generally is determined using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the asset and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

The amounts recorded for the major components of acquired identifiable intangible assets are as follows:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE	WEIGHTED-AVERAGE USEFUL LIVES (YEARS)
Developed technology rights—finite-lived	$26,909	11
Brands—finite-lived	615	8
Brands—indefinite-lived	9,623	—
In-process research and development—indefinite-lived[(a)]	14,918	—
Other—finite-lived	448	6
Total	$52,513	

(a) Includes $9.1 billion associated with Prevnar/Prevenar 13 Infant. Prevenar 13 Infant was approved by the EU member states in December 2009 and as a result, was reclassified to Developed technology rights—finite-lived. Prevnar 13 Infant was approved in the U.S. in February 2010.

- *Developed Technology Rights*—Developed technology rights include the right to develop, use, market, sell and/or offer for sale a product, compound or other intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. Developed Technology Rights acquired include Enbrel, Premarin and Effexor, among others. As of the acquisition date, Prevnar/Prevenar 13 Infant was classified in IPR&D but received regulatory approval in a major market in December 2009. As a result, we reclassified the asset from IPR&D to Developed Technology Rights—finite-lived and began to amortize the asset.

- *Brands*—Brands generally represent the value associated with tradenames and know-how, as the products themselves usually no longer receive patent protection. Brands acquired include Advil, Centrum, Caltrate, Robitussin, ChapStick, Preparation H, 1st Age Nutritionals, 2nd Age Nutritionals and 3rd Age Nutritionals, among others.

- *In-Process Research and Development*—IPR&D intangible assets represent the right to develop, use, sell and/or offer for sale a compound or other intellectual property that we have acquired with respect to compounds and/or processes that have not been completed or approved. These assets are required to be classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of IPR&D and begin amortization. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

  If the associated research and development effort is abandoned, the related IPR&D assets likely will be written off, and we will record an impairment loss in our consolidated statements of income.

  As of the acquisition date, IPR&D included Prevnar/Prevenar 13 Infant (see below), Prevnar/Prevenar 13 Adult, and programs for Alzheimer's, cancer and leukemia, among others, such as bosutinib, neratinib, bapineuzumab and bazedoxifene-conjugated estrogens (Aprela) (see the "Product Developments: New Drug Candidates in Late-Stage Development" section of this Financial Review). In December 2009, Prevnar/Prevenar 13 Infant received regulatory approval in a major market and, as a result, we reclassified the asset from IPR&D to Developed Technology Rights and began to amortize the asset.

The fair value of finite-lived identifiable intangible assets will be recognized in our results of operations over the expected useful life of the individual assets.

Some of the more significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets include all assumptions associated with forecasting product profitability from the perspective of a market participant.

Specifically:

- Revenue—We use historical, forecast, industry or other sources of market data, including estimates of the number of units to be sold, selling prices, market penetration, market share and year-over-year growth rates over the product's life cycle.

- Cost of sales, Sales and marketing expenses, General and administrative expenses—We use historical, forecast, industry or other sources of market data.

- R&D expenses—In the case of approved products, we estimate the appropriate level of ongoing R&D support, and for unapproved compounds, we estimate the amount and timing of costs to develop the R&D into viable products.

- Estimated life of the asset—We assess the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

- Inherent risk—We use a discount rate that is based on the weighted-average cost of capital with an additional premium to reflect the risks associated with the specific intangible asset, such as country risks (political, inflation, currency and property risks) and commercial risks. In addition, for unapproved assets, an additional risk factor is added for the risk of technical and regulatory success, called the probability of technical and regulatory success (PTRS).

The discount rates used in the intangible asset valuations ranged from 9% to 17%, and the estimated cash flows were projected over periods extending up to 20 years or more. For IPR&D assets, the PTRS rates ranged from 4% to 90%. Within this broad range, we recorded approximately $800 million of assets with a PTRS below 25%, $1.4 billion of assets with a PTRS of 25% to 50%, $130 million of assets with a PTRS of 51% to 75% and $12.6 billion of assets with a PTRS above 75% (which includes Prevnar/Prevenar 13 for Infant and Adult). All of these judgments and estimates can materially impact our results of operations.

For IPR&D assets, the risk of failure has been factored into the fair value measure and there can be no certainty that these assets ultimately will yield a successful product. The nature of the biopharmaceutical business is high-risk and requires that we invest in a large number of projects as a mechanism for achieving a successful portfolio of approved products. As such, it is likely that many of the early-stage IPR&D assets will become impaired and be written off at some time in the future.

- *Other Matters, including Contingencies*—In the ordinary course of business, Wyeth incurs liabilities for environmental, legal and tax matters as well as guarantees/indemnifications. These matters can include contingencies. Generally, contingencies are required to be measured at fair value, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date and (ii) the amount of the asset or liability can be reasonably estimated.

  - *Environmental Matters*—In the ordinary course of business, Wyeth incurs liabilities for environmental matters such as remediation work, asset retirement obligations, and environmental guarantees and indemnifications. Virtually all liabilities for environmental matters, including contingencies, have been measured at fair value and approximate $550 million as of the acquisition date.

  - *Legal Matters*—Wyeth is involved in various legal proceedings, including product liability, patent, commercial, environmental, antitrust matters and government investigations of a nature considered normal to its business, (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*). Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to these items, an estimate of fair value is not determinable. As such, these contingencies have been measured under the same "probable and estimable" standard previously used by Wyeth. Liabilities for legal contingencies approximate $650 million as of the acquisition date, which includes the recording of additional adjustments of approximately $150 million for legal matters that we intend to resolve in a manner different from what Wyeth had planned or intended. See below for items pending finalization.

  - *Tax Matters*—In the ordinary course of business, Wyeth incurs liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Liabilities for income tax continue to be measured under the benefit recognition model as previously used by Wyeth (see Notes to Consolidated Financial Statements—*Note 1P. Significant Accounting Policies: Income Tax Contingencies*). Net liabilities for income taxes approximate $24.8 billion as of the acquisition date, which includes $1.8 billion for uncertain tax positions. The net tax liability includes the recording of additional adjustments of approximately $15.0 billion for the tax impact of fair value adjustments and $10.6 billion for income tax matters that we intend to resolve in a manner different from what Wyeth had planned or intended. For example, because we plan to repatriate certain overseas funds, we provided deferred taxes on Wyeth's unremitted earnings, as well as on certain book/tax basis differentials related to investments in certain foreign subsidiaries for which no taxes previously have been provided by Wyeth as it was Wyeth's intention to permanently reinvest those earnings and investments. See below for items pending finalization.

The recorded amounts are provisional and subject to change. The following items are subject to change:

- Amounts for intangibles, inventory and PP&E, pending finalization of valuation efforts for acquired intangible assets as well as the completion of certain physical inventory counts and the confirmation of the physical existence and condition of certain property, plant and equipment assets.
- Amounts for legal contingencies, pending the finalization of our examination and valuation of the portfolio of filed cases.
- Amounts for income tax assets, receivables and liabilities, pending the filing of Wyeth pre-acquisition tax returns and the receipt of information from taxing authorities which may change certain estimates and assumptions used.
- The allocation of goodwill among reporting units.

Analysis of the Consolidated Statements of Income

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007	% CHANGE 09/08	08/07
Revenues	**$50,009**	$48,296	$48,418	**4**	—
Cost of sales	**8,888**	8,112	11,239	**10**	(28)
% of revenues	**17.8%**	16.8%	23.2%		
Selling, informational and administrative expenses	**14,875**	14,537	15,626	**2**	(7)
% of revenues	**29.7%**	30.1%	32.3%		
R&D expenses	**7,845**	7,945	8,089	**(1)**	(2)
% of revenues	**15.7%**	16.5%	16.7%		
Amortization of intangible assets	**2,877**	2,668	3,128	**8**	(15)
% of revenues	**5.8%**	5.5%	6.5%		
Acquisition-related IPR&D charges	**68**	633	283	**(89)**	123
% of revenues	**0.1%**	1.3%	0.6%		
Restructuring charges and certain acquisition-related costs	**4,337**	2,675	2,534	**62**	6
% of revenues	**8.7%**	5.5%	5.2%		
Other (income)/deductions—net	**292**	2,032	(1,759)	**(86)**	*
Income from continuing operations before provision for taxes on income	**10,827**	9,694	9,278	**12**	4
% of revenues	**21.7%**	20.1%	19.2%		
Provision for taxes on income	**2,197**	1,645	1,023	**34**	61
Effective tax rate	**20.3%**	17.0%	11.0%		
Discontinued operations—net of tax	**14**	78	(69)	**(81)**	*
Less: Net income attributable to noncontrolling interests	**9**	23	42	**(59)**	(45)
Net income attributable to Pfizer Inc.	**$ 8,635**	$ 8,104	$ 8,144	**7**	—
% of revenues	**17.3%**	16.8%	16.8%		

Percentages may reflect rounding adjustments.
* Calculation not meaningful.

Revenues

Total revenues of $50.0 billion in 2009 increased by approximately $1.7 billion compared to 2008, primarily due to:

- revenues from legacy Wyeth products of $3.3 billion; and
- net revenue growth of legacy Pfizer products of $247 million,

partially offset by:

- the unfavorable impact of foreign exchange, which decreased revenues by approximately $1.8 billion in 2009.

Total revenues were $48.3 billion in 2008, flat compared to 2007, primarily due to:

- an aggregate increase in revenues from Biopharmaceutical products launched in the U.S. since 2006 and from many in-line products in 2008;
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, Japanese yen and Canadian dollar, which increased revenues by approximately $1.6 billion, or 3.3%, in 2008; and
- increased revenues from animal health products and other businesses of $128 million in 2008,

offset by:

- a decrease in revenues for Zyrtec/Zyrtec D of $1.4 billion in 2008, primarily due to the loss of U.S. exclusivity and the cessation of selling this product in late January 2008 as a result of the 2006 divestiture of our former consumer healthcare business;
- a decrease in revenues for Norvasc of $757 million in 2008, primarily due to the loss of U.S. exclusivity in March 2007;
- an increase in rebates in 2008 due to a 2007 favorable adjustment recorded in 2007 based on the actual claims experienced under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act), as well as the impact of certain contract changes that have resulted in increased rebates;
- a decrease in revenues for Camptosar in the U.S. of $457 million in 2008, primarily due to the loss of U.S. exclusivity in February 2008;
- a decrease in revenues for Lipitor in the U.S. of $863 million in 2008, primarily resulting from competitive pressures from generics, among other factors; and

- an adjustment to the prior years' liabilities for product returns of $217 million recorded in the third quarter of 2008.

In 2009, Lipitor, Lyrica and Celebrex each delivered at least $2 billion in revenues, while Norvasc, Viagra, Xalatan/Xalacom, Detrol/Detrol LA, Zyvox and Geodon/Zeldox each surpassed $1 billion in revenues. In 2009, we did not record more than $1 billion in revenues for any individual legacy Wyeth product since the Wyeth acquisition date of October 15, 2009.

In 2008, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007), Lyrica and Celebrex each delivered at least $2 billion in revenues, while Geodon/Zeldox, Zyvox, Viagra, Detrol/Detrol LA and Xalatan/Xalacom each surpassed $1 billion in revenues.

In 2007, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007) and Celebrex each delivered at least $2 billion in revenues, while Lyrica, Viagra, Detrol/Detrol LA , Xalatan/Xalacom and Zyrtec/Zyrtec D (which lost U.S. exclusivity in January 2008) each surpassed $1 billion in revenues.

Revenues exceeded $500 million in each of 13 countries outside the U.S. in 2009; in each of 14 countries outside the U.S. in 2008 and in each of 12 countries outside the U.S. in 2007. The decrease in the number of countries outside the U.S. in which revenues exceeded $500 million in 2009 was due to the unfavorable impact of foreign exchange. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We historically have been able to closely monitor these customer stocking levels by purchasing information from our customers directly or by obtaining other third-party information. We believe our data sources to be directionally reliable but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

Rebates and chargebacks reduced revenues, as follows:

	YEAR ENDED DECEMBER 31,		
(BILLIONS OF DOLLARS)	**2009**	2008	2007
Medicaid and related state program rebates[a]	**$0.7**	$0.5	$0.6
Medicare rebates[a]	**0.9**	0.8	0.4
Performance-based contract rebates[a], [b]	**2.3**	2.1	2.0
Chargebacks[c]	**2.3**	1.9	1.6
Total	**$6.2**	$5.3	$4.6

[a] Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold.
[b] Performance-based contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products.
[c] Chargebacks primarily represent reimbursements to wholesalers for honoring contracted prices to third parties.

The above rebates and chargebacks for 2009 were higher than 2008, primarily as a result of:

- the impact of increased rebate rates and higher sales for certain products that are subject to rebates, as well as certain contractual changes that have resulted in increased rebates; and
- the impact of higher sales by our Greenstone subsidiary of generic products that are subject to chargebacks and increased competitive pricing factors,

partially offset by:

- changes in product mix, among other factors.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $2.1 billion as of December 31, 2009, and primarily are all included in *Current deferred tax liabilities* and *other current liabilities*.

Revenues by Business Segment

Effective with the acquisition of Wyeth, we operate in the following two distinct commercial organizations, which constitute our two business segments:

- **Biopharmaceutical** consists of the Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets customer-focused units and includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease and endocrine disorders, among others. Biopharmaceutical's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Biopharmaceutical segment.
- **Diversified** includes animal health products that prevent and treat diseases in livestock and companion animals, including vaccines, parasiticides and anti-infectives; consumer healthcare products that include over-the-counter healthcare products such as pain management therapies (analgesics and heat wraps), cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; nutrition products such as infant and toddler nutritional products; and Capsugel, which represents our gelatin capsule products and services business. Diversified's segment profit includes costs related to our research and development, manufacturing, and sales and marketing activities that are associated with the products in our Diversified segment.

Revenues by Segment and Geographic Area[a]

Worldwide revenues by segment and geographic area follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31,									% CHANGE					
	WORLDWIDE			U.S.			INTERNATIONAL			WORLDWIDE		U.S.		INTERNATIONAL	
	2009	2008	2007	2009	2008	2007	2009	2008	2007	09/08	08/07	09/08	08/07	09/08	08/07
Biopharmaceutical	$45,448	$44,174	$44,424	$20,010	$18,817	$21,548	$25,438	$25,357	$22,876	3	(1)	6	(13)	—	11
Diversified	4,189	3,592	3,324	1,646	1,383	1,336	2,543	2,209	1,987	17	8	19	4	15	11
Corporate/Other[b]	372	530	670	93	201	269	279	329	402	(30)	(21)	(54)	(25)	(15)	(18)
Total Revenues	$50,009	$48,296	$48,418	$21,749	$20,401	$23,153	$28,260	$27,895	$25,265	4	—	7	(12)	1	10

[a] Reflects revenues from legacy Wyeth products commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends. Prior-period amounts for Capsugel, which previously were classified as *Corporate/Other*, now are included in *Diversified*.
[b] Includes Pfizer Centersource, which includes contract manufacturing and bulk pharmaceutical chemical sales. Also includes transition activity associated with our former consumer healthcare business (sold in December 2006).

Revenues by Segment[a]

Worldwide revenues follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31,			% CHANGE	
	2009	2008	2007	09/08	08/07
Biopharmaceutical:					
Primary Care	$22,489	$22,974	$25,700	(2)	(11)
Specialty Care	7,386	5,971	5,211	24	15
Oncology	1,501	1,579	1,760	(5)	(10)
Established Products	7,616	7,462	6,179	2	21
Emerging Markets	6,456	6,405	5,574	1	15
Returns adjustment	—	(217)	—	*	*
Total Biopharmaceutical	45,448	44,174	44,424	3	(1)
Diversified:					
Animal health products	2,764	2,825	2,639	(2)	7
Consumer healthcare products	494	—	—	*	*
Capsugel	740	767	685	(4)	12
Nutrition products	191	—	—	*	*
Total Diversified	4,189	3,592	3,324	17	8
Corporate/Other[b]	372	530	670	(30)	(21)
Total Revenues	$50,009	$48,296	$48,418	4	—

[a] Reflects revenues from legacy Wyeth products commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends. Prior-period amounts for Capsugel, which previously were classified as *Corporate/Other*, now are included in *Diversified*.
[b] Includes Pfizer Centersource, which includes contract manufacturing and bulk pharmaceutical chemical sales. Also includes transition activity associated with our former consumer healthcare business (sold in December 2006).
* Calculation not meaningful.

Biopharmaceutical Revenues

Biopharmaceutical revenues contributed approximately 91% of our total revenues in 2009 and 2008, and 92% of our total revenues in 2007.

We recorded direct product sales of more than $1 billion for each of nine legacy Pfizer products in 2009 and 2008 and each of eight products in 2007. These products represented 56% of our Biopharmaceutical revenues in 2009, 60% of our Biopharmaceutical revenues in 2008 and 58% of our Biopharmaceutical revenues in 2007. We did not record more than $1 billion in revenues for any individual legacy Wyeth product in 2009 since the Wyeth acquisition date of October 15, 2009. While Wyeth's revenues are not included in our 2008 amounts, as they were not yet acquired, Wyeth had five products with direct product revenues of more than $1 billion in 2008.

2009 vs. 2008

Worldwide Biopharmaceutical revenues in 2009 were $45.4 billion, an increase of 3% compared to 2008, primarily due to:

- revenues from legacy Wyeth products of approximately $2.5 billion; and
- solid operational performance from certain legacy Pfizer products, including Lyrica, Sutent and Revatio, and higher legacy Pfizer alliance revenues,

partially offset by:

- the strengthening of the U.S. dollar relative to other currencies, primarily the euro, U.K. pound, Canadian dollar, Australian dollar and Brazilian real, which unfavorably impacted Biopharmaceutical revenues by approximately $1.7 billion, or 4%, in 2009; and

- a decrease in revenues from certain legacy Pfizer products, including Lipitor, Norvasc, Campostar and Chantix/Champix.

Geographically,

- in the U.S., Biopharmaceutical revenues increased 6% in 2009, primarily due to revenues from legacy Wyeth products of approximately $1.6 billion, or 9%, which were partially offset by lower revenues from certain legacy Pfizer products, including Lipitor and Celebrex, compared to 2008, as a result of continued generic pressures. Legacy Pfizer revenues also were adversely affected by the loss of exclusivity of Camptosar and Zyrtec/Zyrtec D, lower sales of Chantix following the changes to the product label, increased rebates partly as a result of the impact of certain contract changes, and increased pricing pressures. These factors were partially offset by the solid performance from certain legacy Pfizer products, including Lyrica, Viagra, Revatio, Xalatan and Sutent, and alliance revenues in 2009; and
- in our international markets, Biopharmaceutical revenues were flat in 2009, compared to 2008. Higher revenues due to the addition of legacy Wyeth products of $931 million, or 4%, and higher operational revenues from legacy Pfizer products of $783 million, or 3%, were offset by the unfavorable impact of foreign exchange on international revenues of $1.7 billion, or 7%. The increase in operational revenues of legacy Pfizer products was due to operational growth from Lipitor, Lyrica, Zyvox, Vfend, Sutent and alliance products, partially offset by lower revenues of Norvasc and Camptosar, among others.

During 2009, international Biopharmaceutical revenues represented 56% of total Biopharmaceutical revenues, compared to 57% in 2008.

Effective January 1, 2010, August 14, 2009, and January 3, 2009, we increased the published prices for certain U.S. Biopharmaceutical products. These price increases had no material effect on wholesaler inventory levels in comparison to the prior year.

2008 vs. 2007

Worldwide Biopharmaceutical revenues in 2008 were $44.2 billion, a decrease of 1% compared to 2007, primarily due to:

- a decrease in revenues for Zyrtec/Zyrtec D of $1.4 billion in 2008, primarily due to the loss of U.S. exclusivity and the cessation of selling this product in late January 2008 as a result of the 2006 divestiture of our former consumer healthcare business;
- a decrease in revenues for Norvasc of $757 million in 2008, primarily due to the loss of U.S. exclusivity in March 2007;
- an increase in rebates in 2008 due to a 2007 favorable adjustment recorded in 2007 based on the actual claims experienced under the Medicare Act, as well as the impact of our contracting strategies with both government and non-government entities in the U.S.;
- a decrease in revenues for Camptosar in the U.S. of $457 million in 2008, primarily due to the loss of U.S. exclusivity in February 2008;
- a decrease in revenues for Lipitor in the U.S. of $863 million in 2008, primarily resulting from competitive pressures from generics, among other factors; and
- an adjustment to the prior years' liabilities for product returns of $217 million recorded in 2008,

partially offset by:

- an aggregate increase in revenues from products launched in the U.S. since 2006, particularly Sutent, and from many in-line products, including Lyrica, which increased 41% in 2008; and
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, Japanese yen and Canadian dollar, which increased Biopharmaceutical revenues by approximately $1.5 billion, or 3.3%, in 2008.

Geographically,

- in the U.S., Biopharmaceutical revenues in 2008 decreased 13% compared to 2007, primarily due to the effect of the loss of exclusivity on Norvasc, Zyrtec/Zyrtec D and Camptosar, an adjustment to the prior years' liabilities for product returns (approximately $160 million) recorded in the third quarter of 2008, higher rebates, lower sales of Lipitor and lower sales of Chantix following the changes to its U.S. label in 2008, partially offset by the increase in revenues from products launched since 2006, except for Chantix, and from many in-line products; and
- in our international markets, Biopharmaceutical revenues in 2008 increased 11% compared to 2007, primarily due to the favorable impact of foreign exchange on international revenues of approximately $1.5 billion, or 6.5%, in 2008, revenues from some of our products launched since 2006, as well as growth of certain in-line products, partially offset by an adjustment to the prior years' liabilities for product returns (approximately $60 million) recorded in the third quarter of 2008.

Diversified Revenues

2009 vs. 2008

Worldwide Diversified revenues in 2009 were $4.2 billion, an increase of 17% compared to 2008 due to:

- revenues from legacy Wyeth products of approximately $764 million, primarily from the addition of the legacy Wyeth Consumer Healthcare and Nutrition operations, partially offset by:

- a decrease in revenues from legacy Pfizer Animal Health products and the Capsugel business primarily due to the unfavorable impact of foreign exchange.

Revenues from Animal Health products decreased 2% in 2009 compared to 2008, reflecting the unfavorable impact of foreign exchange of 5%, flat operational performance of legacy Pfizer Animal Health products and the revenue increase from the addition of legacy Wyeth Animal Health products of 3%.

The following factors impacted 2009 Animal Health results:

- the global recession, which negatively affected global spending on veterinary care;
- historically low milk prices, which have hurt the profitability of dairy farmers and negatively impacted our livestock business; and
- a planned change in terms with U.S. distributors resulting in an anticipated, one-time reduction in U.S. distributor inventories in the first quarter of 2009.

2008 vs. 2007

Worldwide Diversified revenues in 2008 were $3.6 billion, an increase of 8% compared to 2007, primarily attributable to higher revenues from Animal Health products and our Capsugel business.

Revenues from Animal Health products increased 7% in 2008 compared to 2007 due to:

- for livestock products, the solid performance of our cattle biologicals and intramammaries franchises in 2008;
- for companion animal products, the strong performances of Revolution (a parasiticide for dogs and cats) and new product launches, such as Convenia (first-in-class single-dose treatment antibiotic therapy for dogs and cats), Cerenia (treatment and prevention of vomiting in dogs) and Improvac (boar taint vaccine); and
- the favorable impact of foreign exchange, which increased revenues by 3%.

Revenues—Major Biopharmaceutical Products

Revenue information for several of our major Biopharmaceutical products follows:

(MILLIONS OF DOLLARS)		YEAR ENDED DECEMBER 31,			% CHANGE	
PRODUCT	PRIMARY INDICATIONS	2009	2008	2007	09/08	08/07
Lipitor	Reduction of LDL cholesterol	$11,434	$12,401	$12,675	(8)	(2)
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia	2,840	2,573	1,829	10	41
Celebrex	Arthritis pain and inflammation, acute pain	2,383	2,489	2,290	(4)	9
Norvasc	Hypertension	1,973	2,244	3,001	(12)	(25)
Viagra	Erectile dysfunction	1,892	1,934	1,764	(2)	10
Xalatan/Xalacom	Glaucoma and ocular hypertension	1,737	1,745	1,604	—	9
Detrol/Detrol LA	Overactive bladder	1,154	1,214	1,190	(5)	2
Zyvox	Bacterial infections	1,141	1,115	944	2	18
Geodon/Zeldox	Schizophrenia; acute manic or mixed episodes associated with bipolar disorder; maintenance treatment of bipolar mania	1,002	1,007	854	(1)	18
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC) and refractory gastrointestinal stromal tumors (GIST)	964	847	581	14	46
Genotropin	Replacement of human growth hormone	887	898	843	(1)	6
Vfend	Fungal infections	798	743	632	7	18
Chantix/Champix	Aid to smoking cessation	700	846	883	(17)	(4)
Caduet	Reduction of LDL cholesterol and hypertension	548	589	568	(7)	4
Effexor[(a)]	Depression and certain anxiety disorders	520	—	—	*	*
Zoloft	Depression and certain anxiety disorders	516	539	531	(4)	2
Aromasin	Breast cancer	483	465	401	4	16
Cardura	Hypertension/Benign prostatic hyperplasia	457	499	506	(8)	(1)
Revatio	Pulmonary arterial hypertension	450	336	201	34	67
Aricept[(b)]	Alzheimer's disease	432	482	401	(10)	20
Zithromax/Zmax	Bacterial infections	430	429	438	—	(2)
Enbrel[(a), (c)]	Rheumatoid, juvenile rheumatoid and psoriatic arthritis, plaque psoriasis and ankylosing spondylitis	378	—	—	*	*
Prevnar/Prevenar 7[(a)]	Vaccine for prevention of invasive pneumococcal disease	287	—	—	*	*
Premarin family[(a)]	Menopause	213	—	—	*	*
Zosyn/Tazocin[(a)]	Antibiotic	184	—	—	*	*
BeneFIX[(a)]	Hemophilia	98	—	—	*	*
ReFacto/Xyntha[(a)]	Hemophilia	47	—	—	*	*
All other[(d)]	Various	8,575	8,528	10,499	1	(19)
Alliance revenues (Enbrel (in the U.S. and Canada)[(a)], Aricept, Exforge, Rebif and Spiriva)	Inflammation (Enbrel), Alzheimer's disease (Aricept), chronic obstructive pulmonary disease (Spiriva), multiple sclerosis (Rebif) and hypertension (Exforge)	2,925	2,251	1,789	30	26

(a) Legacy Wyeth products. In accordance with Pfizer's domestic and international year-ends, includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations.
(b) Represents direct sales under license agreement with Eisai Co., Ltd.
(c) Outside the U.S. and Canada.
(d) Includes legacy Pfizer and legacy Wyeth products in 2009.
* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Biopharmaceutical—Selected Product Descriptions

- **Lipitor**, for the treatment of elevated LDL-cholesterol levels in the blood, is the most widely used branded prescription treatment for lowering cholesterol and the best-selling prescription pharmaceutical product of any kind in the world. Lipitor recorded worldwide revenues of $11.4 billion in 2009, a decrease of 8% compared to 2008. These results, in part, reflect the negative impact of foreign exchange, which decreased revenues by $490 million, or 4%, in 2009, compared to 2008. In the U.S., revenues were $5.7 billion or a decrease of 10% in 2009 compared to 2008. Internationally, Lipitor revenues were $5.7 billion or a decrease of 5% in 2009 compared to 2008. The unfavorable impact of foreign exchange more than offset operational growth of 3% in international markets in 2009 compared to 2008.

  In addition to the unfavorable impact of foreign exchange, the decrease in Lipitor worldwide revenues in 2009 compared to 2008 was driven by a combination of factors, including the following:

  - the continuing impact of an intensely competitive lipid-lowering market with competition from multi-source generics and branded products in the U.S.;
  - increased payer pressure in the U.S.; and
  - slower growth in the lipid-lowering market due, in part, to a slower rate of growth in the Medicare Part D population and, reflecting the global recession, heightened overall patient cost-sensitivity in the U.S. and adoption of non-prescription treatment options,

  partially offset by:

  - operational growth internationally.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Lipitor.

- **Lyrica**, indicated for the management of post-herpetic neuralgia (PHN), diabetic peripheral neuropathy (DPN), fibromyalgia, and as adjunctive therapy for adult patients with partial onset seizures in the U.S., and for neuropathic pain, adjunctive treatment of epilepsy and general anxiety disorder (GAD) outside the U.S., recorded increases in worldwide revenues of 10% in 2009 compared to 2008. Lyrica had a strong operational performance in international markets in 2009. In the U.S., revenues have been adversely affected by increased generic competition, as well as managed care pricing and formulary pressures.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Lyrica.

- **Celebrex**, a treatment for the signs and symptoms of osteoarthritis and rheumatoid arthritis and acute pain in adults, experienced a decrease in worldwide revenues of 4% in 2009 compared to 2008 due to increased generic competition. Celebrex is supported by continued educational and promotional efforts highlighting its efficacy and safety profile for appropriate patients.

- **Norvasc**, for treating hypertension, lost exclusivity in the U.S. in March 2007. Norvasc also has experienced patent expirations in most other major markets, including Japan in July 2008 and most recently Canada in the third quarter of 2009. Norvasc worldwide revenues in 2009 decreased 12% compared to 2008.

- **Viagra** remains the leading treatment for erectile dysfunction and one of the world's most recognized pharmaceutical brands after more than a decade. Viagra worldwide revenues in 2009 declined 2% compared to 2008. In the U.S., 2009 Viagra revenues increased 7% compared to 2008 and, internationally, revenues decreased 11% compared to 2008 due primarily to the unfavorable impact of foreign exchange.

- **Xalatan**, a prostaglandin, is the world's leading branded agent to reduce elevated eye pressure in patients with open-angle glaucoma or ocular hypertension. **Xalacom,** a fixed combination prostaglandin (Xalatan) and beta blocker (timolol), is available outside the U.S. Xalatan/Xalacom worldwide revenues were essentially flat in 2009 compared to 2008, as the unfavorable impact of foreign exchange offset operational revenue growth.

- **Detrol/Detrol LA,** a muscarinic receptor antagonist, is the most prescribed branded medicine worldwide for overactive bladder. Detrol LA is an extended-release formulation taken once a day. Detrol/Detrol LA worldwide revenues in 2009 declined 5% compared to 2008, primarily due to increased competition from other branded medicines.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Detrol and Detrol LA.

- **Zyvox** is the world's best-selling branded agent for the treatment of certain serious Gram-positive pathogens, including Methicillin-Resistant Staphylococcus-Aureus (MRSA). Zyvox worldwide revenues in 2009 increased 2% compared to 2008, primarily due to growth in emerging markets. Revenues have been adversely affected by a decrease in the number of patients treated for pneumonia and by increased generic competition in the U.S., as well as competition from recently launched agents in certain high-volume international markets such as the U.K.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Zyvox.

- **Geodon/Zeldox**, a psychotropic agent, is a dopamine and serotonin receptor antagonist indicated for the treatment of schizophrenia, and acute manic or mixed episodes associated with bipolar disorder and maintenance treatment of bipolar mania. Geodon recorded a decrease in worldwide revenues of 1% in 2009 compared to 2008 due to increased generic competition, slow growth in the antipsychotic market in the U.S., as well as the unfavorable impact of foreign exchange.

- **Sutent** is for the treatment of advanced renal cell carcinoma, including metastatic renal cell carcinoma, and gastrointestinal stromal tumors after disease progression on, or intolerance to, imatinib mesylate. Sutent worldwide revenues increased 14% in 2009 compared to 2008. We continue to drive total revenue and prescription growth, supported by cost-effectiveness data and efficacy data in first-line mRCC—including two-year survival data, which represent the first time overall survival of two years has been seen in the treatment of advanced kidney cancer, as well as through access and healthcare coverage. As of December 31, 2009, Sutent was the best-selling medicine in the world for the treatment of first-line mRCC.

- **Genotropin**, the world's leading human growth hormone, is used in children for the treatment of short stature with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome, Idiopathic Short Stature (in the U.S. only) and Chronic Renal Insufficiency (outside the U.S. only), as well as in adults with growth hormone deficiency. Genotropin is supported by a broad platform of innovative injection-delivery devices. Genotropin worldwide revenues decreased 1% in 2009 compared to 2008, as the unfavorable impact of foreign exchange more than offset the operational revenue increase.

- **Vfend,** as the only branded agent available in intravenous and oral forms, continues to build on its position as the best-selling systemic, antifungal agent worldwide. The overall global revenues of Vfend continue to be driven by its acceptance as an excellent broad-spectrum agent for treating yeast and molds. Vfend worldwide revenues increased 7% in 2009 compared to 2008.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Vfend.

- **Chantix/Champix**, the first new prescription treatment to aid smoking cessation in nearly a decade, has been launched in all major markets. Chantix/Champix worldwide revenues in 2009 decreased 17% compared to 2008 due to changes to the product's label and other factors. We are continuing our educational and promotional efforts, which are focused on the Chantix benefit-risk proposition, the significant health consequences of smoking and the importance of the physician-patient dialogue in helping patients quit smoking.

  In January 2008, we added a warning to the Chantix label that patients who are taking Chantix should be observed by a physician for neuropsychiatric symptoms. In May 2008, we updated the Chantix label to provide further guidance about the safe use of Chantix. The updated label advises that patients should stop taking Chantix and contact their healthcare provider immediately if agitation, depressed mood or changes in behavior that are not typical for them are observed or if they develop suicidal thoughts or suicidal behavior.

  In July 2009, we further updated the Chantix label to highlight reports of serious neuropsychiatric events in a boxed warning; updated the warning about reports of neuropsychiatric symptoms and suicidality; added warnings about reports of allergic reactions and serious skin reactions; and updated precautionary information about driving or operating machinery to include details about reports of accidental injury. The boxed warning about reports of serious neuropsychiatric events was also added to the labels of prescription smoking-cessation aids produced by other pharmaceutical companies. Additionally, the boxed warning communicates that the health benefits of quitting smoking are immediate and substantial, that the risk of Chantix should be weighed against the benefit of its use and that Chantix has been demonstrated to increase the likelihood of quitting for as long as one year compared to placebo. These updates will help further enhance discussions between physicians and patients about the benefits and risks of Chantix.

- **Caduet**, a single-pill therapy combining Norvasc and Lipitor, recorded decreases in worldwide revenues of 7% in 2009 compared to 2008, primarily due to increased generic competition, as well as an overall decline in U.S. hypertension market volume.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Caduet.

- **Effexor** is our antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder. Effexor faces generic competition outside the U.S. In the U.S., Effexor faces competition from a non-AB-rated (i.e., not therapeutically equivalent) generic product. Pursuant to a 2005 settlement agreement related to certain patent litigation with Wyeth, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. are permitted to launch generic versions of Effexor XR (extended release capsules) in the U.S. beginning July 1, 2010 subject to possible earlier launch based on specified market conditions or developments regarding the applicable patents rights, including the outcome of other generic challenges to such patent rights.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Effexor.

- **Revatio**, for the treatment of pulmonary arterial hypertension, recorded an increase in worldwide revenues of 34% in 2009 compared to 2008, primarily due to the recent FDA approval of enhanced labeling and market trends toward earlier diagnosis and treatment.

- **Enbrel** is our treatment for rheumatoid arthritis, juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis, a type of arthritis affecting the spine. The approval of competing products for the treatment of psoriasis is expected to increase competition with respect to Enbrel in 2010.

We have exclusive rights to Enbrel outside the U.S. and Canada and co-promote Enbrel with Amgen Inc. (Amgen) in the U.S. and Canada. Our co-promotion agreement with Amgen expires in October 2013, and we are entitled to a royalty stream for 36 months thereafter, which is significantly less than our current share of Enbrel profits from U.S. and Canadian sales. Our rights to Enbrel outside the U.S. and Canada will not be affected by the expiration of the co-promotion agreement.

- **Prevnar/Prevenar 7** is our vaccine for preventing invasive pneumococcal disease in infants and young children.
- Our **Premarin** family of products remains the leading therapy to help women address moderate to severe menopausal symptoms.
- **Zosyn/Tazocin**, our broad-spectrum intravenous antibiotic. Zosyn/Tazocin faces generic competition in the U.S. and certain other markets. Generic competition is expected to intensify in the U.S. after the expiration in March 2010 of the six months of generic exclusivity granted to the first-to-file generic manufacturer.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain litigation relating to Zosyn.
- **BeneFIX and ReFacto/Xyntha** are our state-of-the-art hemophilia products that offer patients with this lifelong bleeding disorder the potential for a near-normal life.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to ReFacto and Xyntha.
- **Alliance revenues** increased 30% in 2009 compared to 2008, due to the strong performance of Aricept, Spiriva and Rebif, as well as the addition of sales of Enbrel, a legacy Wyeth product, in the U.S. and Canada.

Product Developments

We continue to invest in R&D to provide potential future sources of revenues through the development of new products, as well as through additional uses for existing in-line and alliance products, and we have taken important steps to prioritize our R&D portfolio to maximize value. After a review in 2008 of all our therapeutic areas, we announced our decision to exit certain disease areas and give higher priority to the following disease areas: oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes. With our acquisition of Wyeth, we also have added a focus on vaccines and biologics. While we continue to conduct research across a broad range of diseases, approximately 70% of our research projects and 75% of our late-stage portfolio currently are focused on our higher-priority areas. Notwithstanding our efforts, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development.

We achieved the 2008-2009 R&D goals that we announced in March 2008. We advanced 15 new molecular entities and new indications to Phase 3 during the 2008-2009 period, which resulted in a total of 27 legacy Pfizer programs in Phase 3 at the end of 2009. In addition, we added seven Phase 3 programs through our acquisition of Wyeth, increasing our total number of Phase 3 programs at year-end 2009 to 34.

Below are significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan:

Recent FDA approvals:

PRODUCT	INDICATION	DATE APPROVED
Prevnar 13 Infant	Prevention of invasive pneumococcal disease in infants and young children	February 2010
Selzentry (maraviroc)	HIV in treatment-naïve patients	November 2009
Geodon	Maintenance treatment of bipolar mania	November 2009

On April 16, 2009, we announced that we entered into an agreement with GSK to create a new company focused solely on research, development and commercialization of HIV medicines. The transaction closed on October 30, 2009 and the new company, ViiV, began operations on November 2, 2009. We have contributed Selzentry/Celsentri (maraviroc), among other HIV-related assets, to ViiV (see further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Dispositions, Licensing and Collaborations" section of this Financial Review). In November 2009, we received approval from the FDA for Selzentry (maraviroc) tablets for use in treatment-naïve adult patients with CCR5-tropic HIV-1 virus as part of combination therapy.

Pending U.S. new drug applications (NDA) and supplemental filings:

PRODUCT	INDICATION	DATE SUBMITTED
Taliglucerase alfa	Treatment of Gaucher's disease	December 2009
Sutent	Pancreatic neuroendocrine tumor	December 2009
Genotropin	Adult growth hormone deficiency (Mark VII multidose disposable device)	October 2009
Celebrex	Chronic pain	August 2009
Lyrica	Generalized anxiety disorder—monotherapy	June 2009
Geodon	Treatment of bipolar disorder—pediatric filing	October 2008
Fablyn (lasofoxifene)	Treatment of osteoporosis	December 2007
Spiriva	Respimat device for chronic obstructive pulmonary disease	November 2007
Zmax	Treatment of bacterial infections—sustained release—acute otitis media (AOM) and sinusitis—pediatric filing	November 2006
Viviant	Osteoporosis treatment and prevention	June 2006
Pristiq	Vasomotor symptoms of menopause	June 2006
Vfend	Treatment of fungal infections—pediatric filing	June 2005
Thelin	Treatment of pulmonary arterial hypertension (PAH)	May 2005

In December 2009, our co-promotion partner, Protalix BioTherapeutics, submitted an NDA with the FDA for taliglucerase alfa. Taliglucerase alfa was granted orphan drug designation and fast track designation by the FDA. In November 2009, we entered into a license and supply agreement with Protalix BioTherapeutics, which provides us exclusive worldwide rights to develop and commercialize taliglucerase alfa for the treatment of Gaucher's disease except in Israel.

In June 2009, we resubmitted a data package to the FDA for Lyrica for the treatment of GAD monotherapy in response to a "not-approvable" letter issued by the FDA in August 2004. On December 23, 2009, we received a "complete response" letter from the FDA with respect to this NDA. We are working with the FDA to determine next steps. On January 27, 2010, we announced the withdrawal of the adjunctive treatment for GAD submission.

In June 2009, an FDA advisory committee concluded that Geodon is effective for the treatment of bipolar mania in children ages 10 to 17. Eight members of the committee also concluded that Geodon is acceptably safe for that indication, with one committee member disagreeing and nine additional committee members abstaining. On October 30, 2009, we received a "complete response" letter from the FDA with respect to this NDA. The FDA is seeking additional information and is requesting that we take certain actions with regard to the submission. We are working with the FDA to address its requests and recommendations.

We received "not-approvable" letters from the FDA for Fablyn (lasofoxifene) for the prevention of post-menopausal osteoporosis in September 2005 and for the treatment of vaginal atrophy in January 2006. We submitted a second NDA for the treatment of osteoporosis in post-menopausal women in December 2007, including the three-year interim data from the Post-menopausal Evaluation And Risk-reduction with Lasofoxifene (PEARL) study in support of the new NDA. In September 2008, nine of the 13 members of an FDA advisory committee concluded that there is a population of women with post-menopausal osteoporosis for which the benefit of treatment with Fablyn is likely to outweigh the risks. We received a "complete response" letter from the FDA in January 2009. Subsequently, following a strategic review, we decided to explore strategic options for Fablyn, including out-licensing or sale.

BI, our alliance partner, holds the U.S. NDA for Spiriva. In September 2008, BI received a "complete response" letter from the FDA for the Spiriva Respimat submission. The FDA is seeking additional data, and we are coordinating with BI, which is working with the FDA to provide the additional information. A full response will be submitted to the FDA upon the completion of planned and ongoing studies.

In September 2007, we received an "approvable" letter from the FDA for Zmax that sets forth requirements to obtain approval for the pediatric acute otitis media (AOM) indication based on pharmacokinetic data. A supplemental filing for pediatric AOM and sinusitis remains under review.

Two "approvable" letters were received by Wyeth in April and December 2007 from the FDA for Viviant (bazedoxifene) for the prevention of post-menopausal osteoporosis that set forth the additional requirements for approval. In May 2008, Wyeth received an "approvable" letter from the FDA for the treatment of post-menopausal osteoporosis. The FDA is seeking additional data, and Wyeth has been systematically working through these requirements and seeking to address the FDA's concerns. The FDA has advised Wyeth that it expects to convene an advisory committee to review the pending NDAs for both the treatment and prevention indications. In April 2009, Wyeth received approval in the EU for CONBRIZA (the EU trade name for Viviant) for the treatment of post-menopausal osteoporosis in women at increased risk of fracture.

In July 2007, Wyeth received an "approvable" letter from the FDA for Pristiq for vasomotor symptoms of menopause that sets forth the additional requirements for approval. Wyeth has been systematically working through these requirements and seeking to address the FDA's concerns, including initiation of an additional clinical trial, which is underway.

In December 2005, we received an "approvable" letter from the FDA for our Vfend pediatric filing that sets forth the additional requirements for approval. We have been systematically working through these requirements and seeking to address the FDA's concerns, including initiation of an additional pharmacokinetics study in November 2008.

In June 2008, we completed the acquisition of Encysive Pharmaceuticals Inc. (Encysive), whose main asset is Thelin. In June 2007, Encysive received a third "approvable" letter from the FDA for Thelin for the treatment of pulmonary arterial hypertension (PAH). We began an additional Phase 3 clinical trial in patients with PAH during the fourth quarter of 2008 to address the concerns of the FDA regarding efficacy as reflected in that letter.

Regulatory approvals and filings in the EU and Japan:

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
Xalacom	Approval in Japan for the treatment of glaucoma	January 2010	—
Prevenar 13 Infant	Approval in the EU for prevention of invasive pneumococcal disease in infants and young children	December 2009	—
Prevenar 7 Infant	Approval in Japan for prevention of invasive pneumococcal disease in infants and young children	December 2009	—
Prevenar 13 Infant	Application submitted in Japan for prevention of invasive pneumococcal disease in infants and young children	—	December 2009
Sutent	Application submitted in the EU for treatment of pancreatic neuroendocrine tumor	—	December 2009
Xiaflex	Application submitted in the EU for treatment of Dupuytren's contracture	—	December 2009
atorvastatin calcium	Application submitted in the EU for type II variation for atorvastatin calcium (SORTIS and associated names) for pediatric hyperlipidemia/ dyslipidemia	—	November 2009
Geodon	Approval in the EU for pediatric bipolar disorders	September 2009	—
Toviaz	Application submitted in Japan for overactive bladder	—	September 2009
Genotropin	Application submitted in the EU for adult growth hormone deficiency (Mark VII multidose disposable device)	—	September 2009
Lyrica	Application submitted in Japan for neuropathic pain	—	August 2009
Caduet	Approval in Japan for concomitant hypertension and hypercholesterolemia	July 2009	—
Celebrex	Approval in Japan for treatment of lower-back pain	June 2009	—
Fablyn (lasofoxifene)	Approval in the EU for the treatment of osteoporosis	February 2009	—
Zithromac	Approval in Japan for bacterial infections	January 2009	—
Lyrica	Application submitted in Japan for the treatment of pain associated with post-herpetic neuralgia	—	May 2008

In February 2009, Fablyn received approval in Europe for the treatment of osteoporosis. Subsequently, following a strategic review, we decided to explore strategic options for Fablyn, including out-licensing or sale.

In April 2009, the European Medicines Agency's Committee for Medicinal Products for Human Use (CHMP) issued a negative opinion, recommending that the European Commission not add an indication for the treatment of fibromyalgia to the marketing authorization for Lyrica. The CHMP was of the opinion that the benefits of Lyrica in the treatment of fibromyalgia did not outweigh its risks. On July 23, 2009, the CHMP confirmed the negative opinion for the treatment of fibromyalgia for Lyrica. As a result, this indication will not be added to the marketing authorization for Lyrica in the EU. Lyrica remains approved in Europe for the indications of neuropathic pain, adjunctive treatment of epilepsy and GAD.

We no longer are seeking approval in the EU for Celsentri (maraviroc) for the treatment of HIV in treatment-naïve patients. Celsentri (maraviroc) remains approved in the EU for use in combination with other antiretroviral medicinal products for treatment-experienced adult patients with only CCR5-tropic HIV-1 detectable.

Late-stage clinical trials for additional uses and dosage forms for in-line products:	
PRODUCT	INDICATION
Celebrex	Acute gouty arthritis
Eraxis/Vfend Combination	Aspergillosis fungal infections
Lyrica	Epilepsy monotherapy; post-operative pain; restless legs syndrome; central neuropathic pain due to spinal cord injury; peripheral neuropathic pain
Macugen	Diabetic macular edema
Prevnar/Prevenar 13 Adult	Prevention of invasive pneumococcal disease in adults
Revatio	Pediatric pulmonary arterial hypertension
Sutent	Breast cancer; non-small cell lung cancer; prostate cancer; liver cancer
Zithromax/chloroquine	Malaria

In early 2009, we had four Phase 3 studies evaluating Sutent for the treatment of advanced breast cancer. In March 2009, we discontinued a Phase 3 trial of single-agent Sutent versus Xeloda (capecitabine) for treatment of advanced breast cancer. In June 2009, we discontinued another Phase 3 trial that compared Sutent plus Taxol (paclitaxel) to Avastin (bevacizumab) plus Taxol for first-line treatment of advanced breast cancer. Both studies were discontinued due to futility. We continue to study Sutent for treatment of advanced breast cancer in two other Phase 3 trials, which have completed enrollment. In June 2009, we discontinued a Phase 3 trial of Sutent for first-line treatment of metastatic colorectal cancer due to futility.

New drug candidates in late-stage development in the U.S.:	
CANDIDATE	INDICATION
Apixaban	For acute coronary syndrome, the prevention and treatment of venous thromboembolism and prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with BMS
Axitinib	A multi-targeted kinase inhibitor for the treatment of renal cell carcinoma
Bapineuzumab	A beta amyloid inhibitor for the treatment of Alzheimer's disease being developed in collaboration with Janssen Alzheimer Immunotherapy Research & Development, LLC, a subsidiary of Johnson & Johnson
Bazedoxifene-conjugated estrogens (Aprela)	A tissue selective estrogen complex for the treatment of menopausal vasomotor symptoms
Bosutinib	An src kinase inhibitor for the treatment of chronic myelogenous leukemia
Figitumumab (CP-751871)	An anti-insulin-like growth factor receptor 1 (IGF1R) human monoclonal antibody for the treatment of non-small cell lung cancer
Latrepirdine (Dimebon)	A novel mitochondrial protectant and enhancer being developed in partnership with Medivation for the treatment of Alzheimer's disease and Huntington's disease
Moxidectin	Treatment of onchocerciasis (river blindness)
Neratinib	A pan-HER inhibitor for the treatment of breast cancer
PF-02341066	An oral c-Met and ALK inhibitor for the treatment of advanced non-small cell lung cancer
PF-0299804	A pan-HER tyrosine kinase inhibitor for the treatment of lung cancer
Tanezumab	An anti-nerve growth factor monoclonal antibody for the treatment of pain
Tasocitinib (CP-690,550)	A JAK-3 kinase inhibitor for the treatment of rheumatoid arthritis

In December 2009, we discontinued a Phase 3 trial of figitumumab in first-line treatment of non-small cell lung cancer for futility. We continue to study figitumumab in 2nd/3rd line treatment in another Phase 3 trial, and an additional Phase 3 trial in first-line treatment is in the planning stage.

The Phase 3 clinical trial of apixaban for the prevention of stroke in patients with atrial fibrillation, a potentially significant indication, is event driven. As such, it is not possible to predict with certainty when the results of this trial will be available. BMS currently expects to have data from this trial in mid-2011 and to file for U.S. regulatory approval for this indication later in 2011 depending on the results of the trial.

In December 2009, we completed our sale of Vicuron, including dalbavancin for skin and skin structure infections, which is currently in Phase 3 development, to Durata Therapeutics.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Dispositions, Licensing and Collaborations" section of this Financial Review.

Costs and Expenses

Cost of Sales
Cost of sales increased 10% in 2009, while revenues increased 4% in 2009, and cost of sales decreased 28% in 2008, while revenues were flat in 2008. Cost of sales as a percentage of revenues increased in 2009 compared to 2008 and decreased in 2008 compared to 2007.

Cost of sales in 2009 increased compared to 2008 primarily as a result of:

- purchase accounting charges of approximately $970 million primarily related to the fair value adjustments to inventory acquired from Wyeth that subsequently was sold;
- the addition of Wyeth's operations; and
- the unfavorable impact of foreign exchange on cost of sales,

partially offset by:

- lower costs recorded in cost of sales related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in *Restructuring charges and certain acquisition-related costs.*

Cost of sales in 2008 decreased compared to 2007 primarily as a result of:

- asset impairment charges, write-offs and other exit costs associated with Exubera of $2.6 billion recorded in 2007;
- savings related to our cost-reduction initiatives; and
- the favorable impact of foreign exchange on cost of sales,

partially offset by:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $745 million in 2008, compared to $700 million in 2007.

Selling, Informational and Administrative (SI&A) Expenses
SI&A expenses increased 2% in 2009 compared to 2008, primarily as a result of:

- the addition of Wyeth's operating costs; and
- increased investment in potential high-growth and new opportunities for existing products,

partially offset by:

- the favorable impact of foreign exchange on SI&A expenses;
- certain insurance recoveries related to legal defense costs; and
- lower costs recorded in SI&A related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in *Restructuring charges and certain acquisition-related costs.*

SI&A expenses decreased 7% in 2008 compared to 2007, which reflects:

- savings related to our cost-reduction initiatives; and
- charges associated with Exubera of $85 million recorded in 2007,

partially offset by:

- the unfavorable impact of foreign exchange on SI&A expenses; and
- the impact of higher implementation costs associated with our cost-reduction initiatives of $413 million in 2008 compared to $334 million in 2007.

Research and Development (R&D) Expenses

R&D expenses decreased 1% in 2009 compared to 2008, primarily as a result of:

- lower purchase accounting adjustments related to intangible assets acquired in connection with our acquisition of Pharmacia Corporation;
- the favorable impact of foreign exchange on R&D expenses; and
- lower costs recorded in R&D related to our cost-reduction initiatives. Cost-reduction initiative charges incurred after the Wyeth acquisition, other than additional depreciation related to asset restructuring, are included in *Restructuring charges and certain acquisition-related costs,*

partially offset by:

- the addition of Wyeth operating costs;
- continued investment in the late-stage development portfolio;
- business-development transactions in the Established Products unit; and
- a $150 million milestone payment to BMS in 2009 in connection with the collaboration on apixaban.

R&D expenses decreased 2% in 2008 compared to 2007, as a result of:

- the upfront payment to BMS of $250 million and additional payments to BMS related to product development efforts, in connection with our collaboration to develop and commercialize apixaban, recorded in 2007;
- exit costs, such as contract termination costs, associated with Exubera of $100 million recorded in 2007; and
- savings related to our cost-reduction initiatives,

partially offset by:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $433 million in 2008 compared to $416 million in 2007;
- the upfront payment to Medivation of $225 million in connection with our collaboration to develop and commercialize Latrepirdine (Dimebon), recorded in 2008; and
- higher R&D spending in 2008 related to clinical trials for our expanded Phase 3 portfolio.

R&D expenses also include payments for intellectual property rights of $474 million in 2009, $377 million in 2008 and $603 million in 2007 (for further discussion, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Dispositions, Licensing and Collaborations" section of this Financial Review).

Acquisition-Related In-Process Research and Development Charges

As required through December 31, 2008, the estimated fair value of acquisition-related IPR&D charges was expensed at acquisition date. As a result of adopting the provisions of a new accounting standard related to business combinations issued by the Financial Accounting Standards Board (FASB), for acquisitions completed after January 1, 2009, we record acquired IPR&D on our consolidated balance sheet as indefinite-lived intangible assets. In 2009, we resolved certain contingencies associated with CovX and recorded $68 million in *Acquisition-related in-process research and development charges*. In 2008, we expensed $633 million of IPR&D, primarily related to our acquisitions of Serenex, Encysive, CovX, Coley and a number of animal health product lines from Schering-Plough, as well as two smaller acquisitions also related to animal health. In 2007, we expensed $283 million of IPR&D, primarily related to our acquisitions of BioRexis and Embrex.

Cost-Reduction Initiatives and Acquisition-Related Costs

We have incurred significant costs in connection with our cost-reduction initiatives (several programs initiated since 2005), and our acquisition of Wyeth on October 15, 2009.

Since the acquisition of Wyeth, our cost-reduction initiatives that were announced on January 26, 2009, have been incorporated into a comprehensive plan to integrate Wyeth's operations, generate cost savings and capture synergies across the combined company. We are focusing our efforts on achieving an appropriate cost structure for the combined company.

We incurred the following costs in connection with our cost-reduction initiatives and the Wyeth acquisition:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
Transaction costs[(a)]	**$ 768**	$ —	$ —
Integration costs and other[(b)]	**569**	49	11
Restructuring charges[(c)]	**3,000**	2,626	2,523
Restructuring charges and certain acquisition-related costs	**4,337**	2,675	2,534
Additional depreciation—asset restructuring[(d)]	**241**	786	788
Implementation costs[(e)]	**250**	819	601
Total	**$4,828**	$4,280	$3,923

[(a)] Transaction costs represent external costs directly related to effecting the acquisition of Wyeth and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred are fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009, to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009. All bridge term loan commitment fees have been expensed, and we are no longer subject to the covenants under that agreement (see Notes to Consolidated Financial Statements—*Note 9D. Financial Instruments: Long-Term Debt*).

[(b)] Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and systems integration.

[(c)] Restructuring charges include the following:

	COSTS INCURRED				ACTIVITY THROUGH DECEMBER 31,	ACCRUAL AS OF DECEMBER 31,
(MILLIONS OF DOLLARS)	**2009**	2008	2007	2005-2009	**2009[(1)]**	**2009[(2)]**
Employee termination costs	**$2,571**	$2,004	$2,034	$7,721	**$4,488**	**$3,233**
Asset impairments	**159**	543	260	1,452	**1,452**	**—**
Other	**270**	79	229	710	**577**	**133**
Total	**$3,000**	$2,626	$2,523	$9,883	**$6,517**	**$3,366**

[(1)] Includes adjustments for foreign currency translation.

[(2)] Included in *Current deferred tax liabilities and other current liabilities* ($2,520 million) and *Other noncurrent liabilities* ($846 million).

From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2009, *Employee termination costs* represent the expected reduction of the workforce by approximately 40,000 employees, mainly in manufacturing, sales and research; and approximately 25,700 of these employees have been terminated as of December 31, 2009. *Employee termination costs* are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily includes charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities.

[(d)] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions and are included in our consolidated statements of income as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
Cost of Sales	**$133**	$596	$571
Selling, informational and administrative expenses	**53**	19	1
Research and development expenses	**55**	171	216
Total	**$241**	$786	$788

[(e)] Implementation costs represent external, incremental costs directly related to implementing cost-reduction initiatives and primarily include expenditures related to system and process standardization and the expansion of shared services. Implementation costs relate to costs incurred for our cost-reduction initiatives prior to our acquisition of Wyeth on October 15, 2009. Costs related to our cost-reduction initiatives incurred after the Wyeth acquisition, other than additional depreciation—asset restructuring, are included in *Restructuring charges and acquisition-related costs*. Implementation costs are included in our consolidated statements of income as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
Cost of sales	**$ 42**	$149	$129
Selling, informational and administrative expenses	**166**	394	333
Research and development expenses	**36**	262	200
Other (income)/deductions—net	**6**	14	(61)
Total	**$250**	$819	$601

Other (Income)/Deductions—Net

Other (income)/deductions—net changed favorably by $1.7 billion in 2009 compared to 2008, which primarily reflects:

- the non-recurrence of charges recorded in 2008 of approximately $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products;
- the non-recurrence of litigation-related charges recorded in 2008 of approximately $900 million associated with the resolution of certain litigation involving our non-steroidal anti-inflammatory (NSAID) pain medicines; and
- a $482 million gain recorded in 2009 related to ViiV (see further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Dispositions, Licensing and Collaborations" section of this Financial Review),

partially offset by:

- higher interest expense of $717 million primarily associated with the $13.5 billion of senior unsecured notes that we issued in March 2009 and the approximately $10.5 billion of senior unsecured notes that we issued in June 2009, to partially finance the acquisition of Wyeth;
- lower interest income of $542 million, primarily due to lower interest rates, partially offset by higher cash balances;
- asset impairment charges of $417 million, primarily associated with certain materials used in our research and development activities that no longer are considered recoverable; and
- the non-recurrence of a one-time cash payment received in 2008 of $425 million, pre-tax, in exchange for the termination of a license agreement, including the right to receive future royalties and a gain of $211 million related to the sale of a building in Korea.

Other (income)/deductions—net changed unfavorably by $3.8 billion in 2008 compared to 2007, primarily as a result of:

- the previously mentioned charges of approximately $3.2 billion recorded in 2008 related to the resolution of certain investigations concerning Bextra and various other products and the resolution of certain litigation involving our NSAID pain medicines; and
- lower net interest income of $772 million in 2008 compared to $1.1 billion in 2007, due primarily to lower average net financial assets, reflecting proceeds of $16.6 billion from the sale of our former consumer healthcare business in late December 2006, and lower interest rates,

partially offset by:

- the receipt of a one-time cash payment of $425 million, pre-tax, in exchange for the termination of the previously mentioned license agreement, including the right to receive future royalties; and
- a gain of $211 million related to the sale of a building in Korea.

Provision for Taxes on Income

Our overall effective tax rate for continuing operations was 20.3% in 2009, 17.0% in 2008 and 11.0% in 2007. The higher tax rate for 2009 compared to 2008 is primarily due to the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition, partially offset by a tax benefit of $556 million related to the sale of one of our biopharmaceutical companies, Vicuron, and a tax benefit of $174 million recorded in the third quarter of 2009 related to the resolution of certain investigations concerning Bextra and various other products. This resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. The higher tax rate in 2009 also was partially offset by the decrease in IPR&D charges, which generally are not deductible for tax purposes. Also, the 2008 tax rate reflects tax benefits of $305 million related to favorable tax settlements for multiple tax years and $426 million related to the sale of one of our biopharmaceutical companies, which were both recorded in the first half of 2008.

The higher tax rate in 2008 compared to 2007 reflects the impact of the resolution of certain legal matters in 2008 discussed above, which were either not deductible or deductible at lower tax rates, higher acquired IPR&D expenses in 2008, which primarily are not deductible for tax purposes, and the change in the jurisdictional mix of income, partially offset by the tax benefits recorded in 2008 discussed above. In addition, the tax rate in 2007 benefited from the impact of charges associated with our decision to exit Exubera.

Adjusted Income

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management, and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals, consumer healthcare (over-the-counter) products, vaccines and nutritional products—prior to considering certain income statement elements. We have defined Adjusted income as Net income attributable to Pfizer Inc. before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income. Adjusted total costs represent the total of Adjusted cost of sales, Adjusted SI&A expenses and Adjusted R&D expenses, which are income statement line items prepared on the same basis as and are components of the overall Adjusted income measure.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized:

- senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- our annual budgets are prepared on an Adjusted income basis; and
- senior management's annual compensation is derived, in part, using this Adjusted income measure. Adjusted income is one of the performance metrics utilized in the determination of bonuses under the Pfizer Inc. Executive Annual Incentive Plan that is designed to limit the bonuses payable to the Executive Leadership Team (ELT) for purposes of Internal Revenue Code Section 162(m). Subject to the Section 162(m) limitation, the bonuses are funded from a pool based on the achievement of three financial metrics, including adjusted diluted earnings per share, which is derived from Adjusted income. These metrics derived from Adjusted income account for (i) 17% of the target bonus for ELT members and (ii) 33% of the bonus pool made available to ELT members and other members of senior management.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP net income) may not be comparable to the calculation of similar measures of other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies in the pharmaceutical industry. We also use other specifically tailored tools designed to achieve the highest levels of our performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, the earn-out of Performance Share Award grants is determined based on a non-discretionary formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts, such as those related to business combinations and net asset acquisitions (see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth*). These impacts can include charges for purchased in-process R&D, the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, amortization related to the increase in fair value of the acquired finite-lived intangible assets acquired from Pharmacia and Wyeth, depreciation related to the increase/decrease in fair value of the acquired fixed assets and amortization related to the increase in fair value of acquired debt. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase accounting adjustments associated with a business combination, such as the amortization of intangibles acquired in connection with our acquisition of Wyeth in 2009 and Pharmacia in 2003, can occur through 20 or more years, but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering transaction, integration, restructuring and additional depreciation costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only transaction costs, additional depreciation and restructuring and integration activities that are associated with a business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal, business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other global regulatory authorities.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, as well as any related gains or losses on the sale of such operations. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines periodically for strategic fit with our operations, we do not build or run our businesses with the intent to sell them.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program that is specific in nature with a defined term, such as those related to our non-acquisition-related cost-reduction initiatives; charges related to certain sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation; net interest expense incurred through the consummation date of the acquisition of Wyeth on acquisition-related borrowings made prior to that date; or possible charges related to legal matters, such as certain of those discussed in *Legal Proceedings* in our 2009 Annual Report on Form 10-K and in *Part II. Other Information; Item 1. Legal Proceedings*, in our Quarterly Reports on Form 10-Q filings. Also see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies.* Normal, ongoing defense costs of the Company or settlements and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation between *Net income attributable to Pfizer Inc.*, as reported under U.S. GAAP, and Adjusted income follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	2009	2008	2007	09/08	08/07
Reported net income attributable to Pfizer Inc.	$ 8,635	$ 8,104	$ 8,144	7	—
Purchase accounting adjustments—net of tax	2,633	2,439	2,511	8	(3)
Acquisition-related costs—net of tax	2,859	39	10	*	290
Discontinued operations—net of tax	(14)	(78)	69	82	*
Certain significant items—net of tax	89	5,862	4,379	(98)	34
Adjusted income[(a)]	$14,202	$16,366	$15,113	(13)	8

[(a)] The effective tax rate on Adjusted income was 29.5% in 2009, 22.0% in 2008 and 21.0% in 2007. The higher tax rate on Adjusted income in 2009 is primarily due to the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition. The lower tax rate in 2008 also reflects $305 million in tax benefits related to the resolution of tax issues.
Certain amounts and percentages may reflect rounding adjustments.
* Calculation not meaningful.

A reconciliation between Reported diluted EPS as reported under U.S. GAAP and Adjusted diluted EPS follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
	2009	2008	2007	09/08	08/07
Earnings per common share—diluted:					
Reported income from continuing operations attributable to Pfizer Inc. common shareholders[(a)]	$ 1.23	$ 1.19	$ 1.18	3	1
Income from discontinued operations—net of tax	—	0.01	(0.01)	(100)	*
Reported net income attributable to Pfizer Inc. common shareholders	1.23	1.20	1.17	3	3
Purchase accounting adjustments—net of tax	0.38	0.36	0.37	6	(3)
Acquisition-related costs—net of tax	0.40	—	—	*	—
Discontinued operations—net of tax	—	(0.01)	0.01	100	*
Certain significant items—net of tax	0.01	0.87	0.63	(99)	38
Adjusted Net income attributable to Pfizer Inc. common shareholders[(a)]	$ 2.02	$ 2.42	$ 2.18	(17)	11

[(a)] Reported and Adjusted diluted earnings per share in 2009 were impacted by the increased number of shares outstanding in comparison with 2008 resulting primarily from shares issued to partially fund the Wyeth acquisition.
Certain amounts and percentages may reflect rounding adjustments.
* Calculation not meaningful.

Adjusted income as shown above excludes the following items:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Purchase accounting adjustments:			
Amortization, depreciation and other[(a)]	**$ 2,743**	$ 2,546	$ 3,101
Cost of sales	**976**	—	—
In-process research and development charges[(b)]	**68**	633	283
Total purchase accounting adjustments, pre-tax	**3,787**	3,179	3,384
Income taxes	**(1,154)**	(740)	(873)
Total purchase accounting adjustments—net of tax	**2,633**	2,439	2,511
Acquisition-related costs:			
Restructuring charges[(c)]	**2,608**	43	(6)
Transaction costs[(c)]	**768**	—	—
Integration costs[(c)]	**569**	6	17
Additional depreciation—asset restructuring[(d)]	**81**	—	—
Total acquisition-related costs, pre-tax	**4,026**	49	11
Income taxes	**(1,167)**	(10)	(1)
Total acquisition-related costs—net of tax	**2,859**	39	10
Total discontinued operations—net of tax[(e)]	**(14)**	(78)	69
Certain significant items:			
Restructuring charges—cost-reduction initiatives[(f)]	**392**	2,626	2,523
Implementation costs—cost-reduction initiatives[(g)]	**410**	1,605	1,389
Certain legal matters[(h)]	**294**	3,249	56
Net interest expense—Wyeth acquisition[(i)]	**589**	—	—
Returns liabilities adjustment[(j)]	**—**	217	—
Gain related to ViiV[(k)]	**(482)**	—	—
Asset impairment charges and other associated costs[(l)]	**294**	213	—
Other[(m)]	**20**	180	2,542
Total certain significant items, pre-tax	**1,517**	8,090	6,510
Income taxes[(n)]	**(1,428)**	(2,228)	(2,131)
Total certain significant items—net of tax	**89**	5,862	4,379
Total purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items—net of tax	**$ 5,567**	$ 8,262	$ 6,969

(a) Included primarily in *Amortization of intangible assets* (see Notes to Consolidated Financial Statements—*Note 12. Goodwill and Other Intangible Assets*).

(b) Included in *Acquisition-related in-process research and development charges* (see Notes to Consolidated Financial Statements—Note 3B. Other *Significant Transactions and Events: Prior Period Acquisitions*).

(c) Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives*).

(d) Amount relates to certain actions taken as a result of our acquisition of Wyeth. Prior to the acquisition of Wyeth on October 15, 2009, additional depreciation for asset restructuring related to our cost-reduction initiatives was classified as a certain significant item and included in implementation costs. For 2009, included in *Cost of sales* ($31 million), *Selling, informational and administrative expenses* ($37 million) and *Research and development expenses* ($13 million).

(e) *Discontinued operations—net of tax* is primarily related to our former consumer healthcare business which we sold in 2006.

(f) Amounts relate to restructuring charges incurred for our cost-reduction initiatives prior to the acquisition of Wyeth on October 15, 2009. Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives*).

(g) Amounts relate to implementation costs incurred for our cost-reduction initiatives prior to the acquisition of Wyeth on October 15, 2009. Included in *Cost of sales* ($144 million), *Selling, informational and administrative expenses* ($182 million), *Research and development expenses* ($78 million) and *Other (income)/deductions—net* ($6 million) for 2009. Included in *Cost of sales* ($745 million), *Selling, informational and administrative expenses* ($413 million), *Research and development expenses* ($433 million) and *Other (income)/deductions—net* ($14 million) for 2008. Included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and *Other (income)/deductions—net* ($61 million income) for 2007 (see Notes to Consolidated Financial Statements—*Note 4. Cost-Reduction Initiatives*). Includes additional depreciation for asset restructuring of $160 million in 2009, $786 million in 2008 and $788 million in 2007.

(h) Included in *Other (income)/deductions—net* and for 2008 includes approximately $2.3 billion in charges related to the resolution of certain investigations concerning Bextra and various other products, and approximately $900 million in charges associated with the resolution of certain litigation involving our NSAID pain medicines (see Notes to Consolidated Financial Statements—*Note 3C. Other Significant Transactions and Events: Bextra and Certain Other Investigations* and *Note 3D. Other Significant Transactions and Events: Certain Product Litigation—Celebrex and Bextra*).

(i) Includes interest expense through October 15, 2009, the Wyeth acquisition date, on the senior unsecured notes issued in connection with our acquisition of Wyeth, less interest income earned on the proceeds of the notes.

(j) Included in *Revenues* and reflects an adjustment to the prior years' liabilities for product returns (see Notes to Consolidated Financial Statements—*Note 3E. Other Significant Transactions and Events: Adjustment of Prior Years' Liabilities for Product Returns*).

(k) Included in *Other (income)/deductions—net* and represents a gain related to ViiV, a new equity method investment (see Notes to Consolidated Financial Statements—*Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity Method Investment)*.

(l) 2009 amounts primarily included in *Other (income)/deductions—net* and primarily represent asset impairment charges associated with certain materials used in our research and development activities that are no longer considered recoverable. 2008 amounts relate to asset impairment charges and other associated costs primarily related to certain equity investments and the exit of our Exubera product.

(m) In 2008, these charges primarily relate to the exit of a manufacturing plant in Italy and are included in *Other (income)/deductions—net*. In 2007, these charges primarily relate to the decision to exit Exubera and include approximately $1.1 billion of intangible asset impairments, $661 million of inventory write-offs, $454 million of fixed asset impairments and $578 million of other exit costs and are included in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), and *Research and development expenses* ($100 million) for 2007 (see Notes to Consolidated Financial Statements—*Note 3F. Other Significant Transactions and Events: Exubera)*.

(n) Included in *Provision for taxes on income* and includes tax benefits of approximately $556 million related to the sale of one of our biopharmaceutical companies, Vicuron, which were recorded in the fourth quarter of 2009, and $174 million related to the final resolution of the investigations concerning Bextra and various other products referred to above in footnote (h) to this table, which were recorded in the third quarter of 2009. This resolution resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. Also includes tax benefits of approximately $426 million recorded in 2008 related to the sale of one of our biopharmaceutical companies (Esperion Therapeutics, Inc.). 2008 also reflects the impact of the provisions regarding the resolution of the investigations concerning Bextra and various other products referred to above in footnote (h) to this table, which were either not deductible or deductible at lower tax rates.

Financial Condition, Liquidity and Capital Resources

Net Financial Assets/(Liabilities) as shown below:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	2009	2008
Financial assets:		
Cash and cash equivalents	$ 1,978	$ 2,122
Short-term investments	23,991	21,609
Short-term loans	1,195	824
Long-term investments and loans	13,122	11,478
Total financial assets	$40,286	$36,033
Debt:		
Short-term borrowings, including current portion of long-term debt	$ 5,469	$ 9,320
Long-term debt	43,193	7,963
Total debt	$48,662	$17,283
Net financial assets/(liabilities)	$ (8,376)	$18,750

We rely largely on operating cash flow, short-term investments, short-term commercial paper borrowings and long-term debt to provide for the working capital needs of our operations, including our R&D activities. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. The overall decrease in Net financial assets/(liabilities) in 2009, as shown above, reflects cash flows from operating activities, which were more than offset by the issuance of senior unsecured notes of which virtually all of the proceeds were used to partially finance the Wyeth acquisition. We believe we have the flexibility to allocate our significant operating cash flows with a continued focus on seeking to provide the highest return for our shareholders, such as potential dividend increases, share repurchases, investments in our business, or by paying down outstanding debt. The significant changes in the components of Net financial assets/(liabilities), as shown above, are as follows:

- We issued $13.5 billion of senior unsecured notes on March 24, 2009 and approximately $10.5 billion of senior unsecured notes on June 3, 2009, of which virtually all of the proceeds were used to partially finance our acquisition of Wyeth on October 15, 2009. Our long-term debt increased in 2009, primarily as a result of the issuances of these senior unsecured notes and the addition of an aggregate principle amount of $10.3 billion of legacy Wyeth debt.

- Our short-term and long-term investments increased primarily due to the investment of cash generated from operations and consist primarily of high-quality, investment grade available-for-sale debt securities. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to our operations. Where local restrictions prevent intercompany financing, working capital needs are met through operating cash flows and/or external borrowings.

Credit Ratings

Two major corporate debt-rating organizations, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), assign ratings to our short-term and long-term debt. The following chart reflects the current ratings assigned by these rating agencies to our commercial paper and senior unsecured non-credit enhanced long-term debt issued by us:

	COMMERCIAL	LONG-TERM DEBT		DATE OF LAST
NAME OF RATING AGENCY	PAPER	RATING	OUTLOOK	ACTION
Moody's	P-1	A1	Stable	October 2009
S&P	A1+	AA	Stable	October 2009

As expected, on October 15, 2009, Moody's downgraded our long-term-debt credit rating to A1, its fifth-highest investment grade rating. Moody's indicated that the downgrade reflects the strategic benefits of the Wyeth acquisition offset by higher financial leverage in the transaction. Also as expected, on October 16, 2009, S&P downgraded our long-term-debt credit rating to AA, its third-highest investment grade rating. S&P indicated that the downgrade reflects the challenge to realize earnings and cash flow in light of pending patent expirations offset by the addition of Wyeth products to our portfolio. Both Moody's and S&P reaffirmed our commercial paper ratings at their highest respective ratings. On October 16, 2009, upon completion of the acquisition of Wyeth, S&P raised the rating of Wyeth's outstanding bonds to AA from A+. On November 5, 2009, upon execution of an unconditional and irrevocable guarantee by Pfizer of approximately $10.3 billion of legacy Wyeth debt, Moody's upgraded the rating of Wyeth's outstanding bonds to A1 from A3.

Debt Capacity

We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2009, we had access to $8.6 billion of lines of credit, of which $6.4 billion expire within one year. Of these lines of credit, $8.5 billion are unused, of which our lenders have committed to loan us $7.1 billion at our request. Also, $7.0 billion of our unused lines of credit, of which $5.0 billion expire in late 2010 and $2.0 billion expire in 2013, may be used to support our commercial paper borrowings.

In March 2007, we filed a securities registration statement with the U.S. Securities and Exchange Commission (SEC). This registration statement was filed under the automatic shelf registration process available to "well-known seasoned issuers" and expires in March 2010. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances. On March 24, 2009, in order to partially finance our acquisition of Wyeth, we issued $13.5 billion of senior unsecured notes under this registration statement. On June 3, 2009, also in order to partially finance the Wyeth acquisition, we issued approximately $10.5 billion of senior unsecured notes in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended (Securities Act of 1933). The notes have not been and will not be registered under the Securities Act of 1933 and, subject to certain exceptions, may not be sold, offered or delivered within the United States or to, or for, the account or benefit of U.S. persons.

For additional information related to our long-term debt, see Notes to Consolidated Financial Statements—Note 9D. *Financial Instruments: Long-Term Debt*, and for additional information on our acquisition of Wyeth, see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth*.

Global Economic Conditions

The global economic downturn in 2009 and the continuing economic weakness have not had, nor do we anticipate they will have, a significant impact on our liquidity. Due to our significant operating cash flow, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. As markets change, we continue to monitor our liquidity position. There can be no assurance that continuing economic weakness or a further economic downturn would not impact our ability to obtain financing in the future.

Selected Measures of Liquidity and Capital Resources

The following table sets forth certain relevant measures of our liquidity and capital resources:

(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2009	2008
Cash and cash equivalents and short-term investments and loans	$27,164	$24,555
Working capital[a]	$24,445	$16,067
Ratio of current assets to current liabilities	1.66:1	1.59:1
Shareholders' equity per common share[b]	$ 11.19	$ 8.56

[a] Working capital includes assets held for sale of $496 million as of December 31, 2009, and $148 million as of December 31, 2008.
[b] Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trust). The increase in shareholders' equity per common share is due to the issuance of equity to partially finance the Wyeth acquisition.

The increase in cash and cash equivalents and short-term investments and loans and working capital was primarily due to the timing of accruals, cash receipts and payments in the ordinary course of business. Also contributing to the working capital increase was the acquisition of Wyeth (see Notes to Consolidated Financial Statements—*Note 2. Acquisition of Wyeth*). The increase in accounts receivable, less allowance for doubtful accounts, reflects the addition of accounts receivable acquired from Wyeth, as well as an increase in alliance-related receivables, as a result of higher associated revenues, an increase in certain government receivables and an increase due to foreign currency impacts. No significant collectability issues have been identified.

Summary of Cash Flows

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Cash provided by/(used in):			
Operating activities	$ 16,587	$ 18,238	$ 13,353
Investing activities	(31,272)	(12,835)	795
Financing activities	14,481	(6,560)	(12,610)
Effect of exchange-rate changes on cash and cash equivalents	60	(127)	41
Net increase/(decrease) in cash and cash equivalents	$ (144)	$ (1,284)	$ 1,579

Operating Activities

Our net cash provided by continuing operating activities was $16.6 billion in 2009 compared to $18.2 billion in 2008. The decrease in net cash provided by operating activities was primarily attributable to:

- The payments in connection with the resolution of certain legal matters related to Bextra and certain other products, and our NSAID pain medicines of approximately $3.2 billion (see Notes to Consolidated Financial Statements—*Note 3C. Other Significant Transactions and Events: Bextra and Certain Other Investigations*); and
- the timing of other receipts and payments in the ordinary course of business.

Our net cash provided by continuing operating activities was $18.2 billion in 2008 compared to $13.4 billion in 2007. The increase in net cash provided by operating activities was primarily attributable to:

- lower tax payments ($3.4 billion) made in 2008, primarily due to the higher taxes paid in 2007, substantially all of which related to the gain on the sale of our former consumer healthcare business in December 2006;
- the sale of certain royalty rights ($425 million); and
- the timing of other receipts and payments in the ordinary course of business.

In 2009, the cash flow line item called *Inventories* primarily reflects the charge for the fair value adjustment for inventory acquired from Wyeth that has been sold, and the cash flow line item called *Taxes* reflects current taxes provided but not yet paid due to the increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition. In 2008, the cash flow line item called *Accounts payable and accrued liabilities* primarily reflects the $3.2 billion accrued in 2008 for the resolution of certain legal matters related to Bextra and various other products and our NSAID pain medicines that had not yet been paid as of December 31, 2008. In 2007, the cash flow line item called *Taxes* primarily reflects the taxes paid in 2007 that were previously provided on the gain on the sale of our former consumer healthcare business.

Investing Activities

Our net cash used in investing activities was $31.3 billion in 2009 compared to $12.8 billion in 2008. The increase in net cash used in investing activities was primarily attributable to:

- net cash paid for the acquisition of Wyeth.

partially offset by:

- net proceeds from redemptions and sales of investments of $12.4 billion in 2009 compared to net purchases of investments of $8.3 billion in 2008.

Our net cash used in investing activities was $12.8 billion in 2008 compared to net cash provided by investing activities of $795 million in 2007. The change in net cash provided by investing activities was primarily attributable to:

- net purchases of investments of $8.3 billion in 2008 compared to net sales and redemptions of investments of $3.4 billion in 2007; and
- the acquisitions of Serenex, Encysive, CovX, Coley and animal health product lines from Schering-Plough, as well as two smaller animal health acquisitions in 2008 compared to the acquisitions of BioRexis and Embrex in 2007.

In 2008, the cash flow line item called *Other investing activities* primarily reflects a $1.2 billion payment by us upon the redemption of a Swedish krona currency swap. In a related transaction, this payment was offset by the receipt of cash in our operating activities.

Financing Activities

Our net cash provided by financing activities was $14.5 billion in 2009 compared to net cash used in financing activities of $6.6 billion in 2008. The change in cash activity for financing activities was primarily attributable to:

- net borrowings of $20.1 billion in 2009, primarily reflecting the proceeds from our issuance of $13.5 billion of senior unsecured notes in the first quarter of 2009 and the proceeds from our issuance of approximately $10.5 billion of senior unsecured notes in the second quarter of 2009 compared to net borrowings of $2.4 billion in 2008;
- lower dividend payments in 2009 compared to 2008; and
- no open market purchases of common stock in 2009 compared to $500 million of purchases in 2008.

Our net cash used in financing activities was $6.6 billion in 2008 compared to $12.6 billion in 2007. The decrease in net cash used in financing activities was primarily attributable to:

- lower purchases of common stock of $500 million in 2008 compared to $10.0 billion in 2007, partially offset by:

- net borrowings of $2.4 billion in 2008 compared to net borrowings of $4.9 billion in 2007; and
- cash dividends paid of $8.5 billion in 2008 compared to $8.0 billion in 2007, primarily reflecting an increase in the dividend rate.

On June 23, 2005, we announced that the Board of Directors authorized a $5 billion share-purchase plan (the "2005 Stock Purchase Plan"). On June 26, 2006, we announced that the Board of Directors increased the authorized amount of shares to be purchased under the 2005 Stock Purchase Plan from $5 billion to $18 billion. On January 23, 2008, we announced that the Board of Directors had authorized a new $5 billion share-purchase plan, to be funded by operating cash flows that may be utilized from time to time. In total, under the 2005 Stock Purchase Plan, through December 31, 2009, we purchased approximately 710 million shares for approximately $18.0 billion. We did not purchase any shares of our common stock in 2009. During 2008, we purchased 26 million shares of our common stock at an average price per share of $18.96, and during 2007, we purchased 395 million shares at an average price per share of $25.27.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2009, mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	WITHIN 1	OVER 1 TO 3	OVER 3 TO 5	AFTER 5
Long-term debt[a]	$67,409	$2,028	$11,363	$11,537	$42,481
Other long-term liabilities reflected on our consolidated balance sheet under U.S. GAAP[b]	5,412	579	1,023	1,075	2,735
Lease commitments[c]	1,722	269	333	219	901
Purchase obligations and other[d]	4,785	1,107	1,761	973	944
Uncertain tax positions[e]	362	362	—	—	—

[a] Our long-term debt obligations include both our expected principal and interest obligations. Our calculations of expected interest payments incorporate only current period assumptions for interest rates, foreign currency translation rates and hedging strategies (see Notes to Consolidated Financial Statements—*Note 9. Financial Instruments*). Long-term debt consists of senior, unsecured notes; floating rate; unsecured notes; foreign currency denominated notes; and other borrowings and mortgages.
[b] Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.
[c] Includes operating and capital lease obligations.
[d] Includes agreements to purchase goods and services that are enforceable and legally binding and includes amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.
[e] Except for amounts reflected in *Income taxes payable*, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The above table excludes amounts for potential milestone payments under collaboration, licensing or other arrangements unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

In 2010, we expect to spend approximately $2.2 billion on property, plant and equipment. Planned capital spending mostly represents investment to maintain existing facilities and capacity. We rely largely on operating cash flow to fund our capital investment needs. Due to our significant operating cash flow, we believe we have the ability to meet our capital investment needs and foresee no delays to planned capital expenditures.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2009, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We declared dividends of $5.5 billion in 2009 and $8.6 billion in 2008 on our common stock. In December 2009, our Board of Directors declared a first-quarter 2010 dividend of $0.18 per share. The first-quarter 2010 cash dividend will be our 285th consecutive quarterly dividend.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our businesses and increasing shareholder value. Our dividends are funded from operating cash flows, our financial asset portfolio and short-term commercial paper borrowings and are not restricted by debt covenants. We believe that our profitability and access to financial markets provide sufficient capability for us to pay current and future dividends. While the dividend level remains a decision of Pfizer's Board of Directors and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events.

New Accounting Standards

Recently Adopted Accounting Standards

See Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: New Accounting Standards.*

Recently Issued Accounting Standards, Not Adopted as of December 31, 2009

The provisions of the following new accounting standards will be adopted as of January 1, 2010 and we do not expect the adoption to have a significant impact on our consolidated financial statements:

- An amendment to the recognition and measurement guidance for the transfers of financial assets.
- An amendment to the guidelines for determining the existence of a variable interest entity and the related primary beneficiary.

Forward-Looking Information and Factors That May Affect Future Results

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written or oral statements that we make from time to time contain such forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans and prospects. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results, including, in particular, the financial guidance and targets and anticipated cost savings set forth in the "Our Financial Guidance for 2010" and "Our Financial Targets for 2012" sections of this Financial Review. Among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Success of research and development activities;
- Decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling, ingredients and other matters that could affect the availability or commercial potential of our products;
- Speed with which regulatory authorizations, pricing approvals and product launches may be achieved;
- Success of external business-development activities;
- Competitive developments, including the impact on our competitive position of new product entrants, in-line branded products, generic products, private label products and product candidates that treat diseases and conditions similar to those treated by our in-line products and product candidates;
- Ability to meet generic and branded competition after the loss of patent protection for our products and competitor products;
- Ability to successfully market both new and existing products domestically and internationally;
- Difficulties or delays in manufacturing;
- Trade buying patterns;
- Impact of existing and future legislation and regulatory provisions on product exclusivity;
- Trends toward managed care and healthcare cost containment;
- U.S. legislation or regulatory action, including legislation or regulatory action that may result from pending and possible future healthcare reform proposals, affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; direct-to-consumer advertising and interactions with healthcare professionals; and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines;
- Legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access;
- Contingencies related to actual or alleged environmental contamination;
- Claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;

- Significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- Legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability, patent protection, governmental investigations, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings;
- Ability to protect our patents and other intellectual property both domestically and internationally;
- Interest rate and foreign currency exchange rate fluctuations;
- Governmental laws and regulations affecting domestic and foreign operations, including tax obligations and changes affecting the taxation by the U.S. of income earned outside the U.S. that may result from pending and possible future proposals;
- Changes in U.S. generally accepted accounting principles;
- Uncertainties related to general economic, political, business, industry, regulatory and market conditions, including, without limitation, uncertainties related to the impact on us, our lenders, our customers, our suppliers and counterparties to our foreign-exchange and interest-rate agreements of weak global economic conditions and recent and possible future changes in global financial markets;
- Any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world and related U.S. military action overseas;
- Growth in costs and expenses;
- Changes in our product, segment and geographic mix; and
- Impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to realize the projected benefits of our acquisition of Wyeth and of our cost-reduction initiatives.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the SEC.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors" in Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2009, which will be filed in February 2010. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or effectiveness of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk—A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same currency revenues in relation to same currency costs and same currency assets in relation to same currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short-term and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net investments of our Japanese yen and, prior to 2009, Swedish krona and certain euro functional-currency subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar; all other factors were held constant.

If the dollar were to devalue against all other currencies by 10%, the expected adverse impact on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 9E. Financial Instruments: Derivative Financial Instruments and Hedging Activities.*

Interest Rate Risk—Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We also are subject to interest rate risk on euro debt, investments and currency swaps, U.K. debt and currency swaps, Japanese yen short and long-term borrowings and currency swaps, and, prior to 2009, Swedish krona currency swaps. We seek to invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps. In light of current market conditions, our current borrowings are primarily on a long-term, fixed-rate basis. We may change this practice as market conditions change.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we used a one hundred basis point parallel shift in the interest rate curve for all maturities and for all instruments; all other factors were held constant. If there were a one hundred basis point decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be immaterial.

Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position (see Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies)*.

We record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more likely than not" standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see Notes to Consolidated Financial Statements—*Note 1P. Significant Accounting Policies: Income Tax Contingencies*). We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2009 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2009.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations except for the operations of Wyeth, which the Company acquired on October 15, 2009. Wyeth's operations represent 7% of the Company's consolidated revenues for the year ended December 31, 2009, and assets associated with Wyeth's operations (including intangible assets and goodwill) represent 38% of the Company's consolidated total assets, as of December 31, 2009.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2009 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*

Jeffrey B. Kindler
Chairman and Chief Executive Officer

Frank A. D'Amelio
Principal Financial Officer

Loretta V. Cangialosi
Principal Accounting Officer

February 26, 2010

Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas as well as an annual summary of the overall process.

The Committee has discussed with the Company's internal audit department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance Officer and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

W. Don Cornwell

W. Don Cornwell
Chair, Audit Committee

February 26, 2010

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc. and Subsidiary Companies as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc and Subsidiary Companies' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for business combinations in 2009 due to the adoption of Financial Accounting Standards Board Statement No.141R, *Business Combinations* (included in FASB ASC Topic 805, *Business Combinations*), as of January 1, 2009.

KPMG LLP

KPMG LLP
New York, New York

February 26, 2010

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the internal control over financial reporting of Pfizer Inc. and Subsidiary Companies as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc. and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc. and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's consolidated operations except for the operations of Wyeth, which the Company acquired on October 15, 2009. Wyeth's operations represent 7% of the Company's consolidated revenues for the year ended December 31, 2009, and assets associated with Wyeth's operations (including intangible assets and goodwill) represent 38% of the Company's consolidated total assets, as of December 31, 2009. Our audit of internal control over financial reporting of Pfizer Inc. and Subsidiary Companies also excluded an evaluation of the internal control over financial reporting of Wyeth.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 26, 2010

Consolidated Statements of Income

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED DECEMBER 31,		
	2009	2008	2007
Revenues	**$50,009**	$48,296	$48,418
Costs and expenses:			
Cost of sales[(a)]	**8,888**	8,112	11,239
Selling, informational and administrative expenses[(a)]	**14,875**	14,537	15,626
Research and development expenses[(a)]	**7,845**	7,945	8,089
Amortization of intangible assets	**2,877**	2,668	3,128
Acquisition-related in-process research and development charges	**68**	633	283
Restructuring charges and certain acquisition-related costs	**4,337**	2,675	2,534
Other (income)/deductions—net	**292**	2,032	(1,759)
Income from continuing operations before provision for taxes on income	**10,827**	9,694	9,278
Provision for taxes on income	**2,197**	1,645	1,023
Income from continuing operations	**8,630**	8,049	8,255
Discontinued operations—net of tax	**14**	78	(69)
Net income before allocation to noncontrolling interests	**8,644**	8,127	8,186
Less: Net income attributable to noncontrolling interests	**9**	23	42
Net income attributable to Pfizer Inc.	**$ 8,635**	$ 8,104	$ 8,144
Earnings per common share—basic			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.23**	$ 1.19	$ 1.19
Discontinued operations—net of tax	**—**	0.01	(0.01)
Net income attributable to Pfizer Inc. common shareholders	**$ 1.23**	$ 1.20	$ 1.18
Earnings per common share—diluted			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.23**	$ 1.19	$ 1.18
Discontinued operations—net of tax	**—**	0.01	(0.01)
Net income attributable to Pfizer Inc. common shareholders	**$ 1.23**	$ 1.20	$ 1.17
Weighted-average shares—basic	**7,007**	6,727	6,917
Weighted-average shares—diluted	**7,045**	6,750	6,939

(a) Exclusive of amortization of intangible assets except as disclosed in *Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2009	2008
Assets		
Cash and cash equivalents	$ 1,978	$ 2,122
Short-term investments	23,991	21,609
Accounts receivable, less allowance for doubtful accounts: 2009—$176; 2008—$190	14,645	8,958
Short-term loans	1,195	824
Inventories	12,403	4,381
Current deferred tax assets and other current assets	6,962	5,034
Assets held for sale	496	148
Total current assets	61,670	43,076
Long-term investments and loans	13,122	11,478
Property, plant and equipment, less accumulated depreciation	22,780	13,287
Goodwill	42,376	21,464
Identifiable intangible assets, less accumulated amortization	68,015	17,721
Noncurrent deferred tax assets and other noncurrent assets	4,986	4,122
Total assets	$212,949	$111,148
Liabilities and Shareholders' Equity		
Short-term borrowings, including current portion of long-term debt: 2009—$27; 2008—$937	$ 5,469	$ 9,320
Accounts payable	4,370	1,751
Dividends payable	1,454	2,159
Income taxes payable	10,107	656
Accrued compensation and related items	2,242	1,667
Current deferred tax liabilities and other current liabilities	13,583	11,456
Total current liabilities	37,225	27,009
Long-term debt	43,193	7,963
Pension benefit obligations	6,392	4,235
Postretirement benefit obligations	3,243	1,604
Noncurrent deferred tax liabilities	17,839	2,959
Other taxes payable	9,000	6,568
Other noncurrent liabilities	5,611	3,070
Total liabilities	122,503	53,408
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2009—1,511; 2008—1,804	61	73
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2009—8,869; 2008—8,863	443	443
Additional paid-in capital	70,497	70,283
Employee benefit trusts	(333)	(425)
Treasury stock, shares at cost; 2009—799; 2008—2,117	(21,632)	(57,391)
Retained earnings	40,426	49,142
Accumulated other comprehensive income/(expense)	552	(4,569)
Total Pfizer Inc. shareholders' equity	90,014	57,556
Equity attributable to noncontrolling interests	432	184
Total shareholders' equity	90,446	57,740
Total liabilities and shareholders' equity	$212,949	$111,148

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS													
	PREFERRED STOCK		COMMON STOCK			EMPLOYEE BENEFIT TRUSTS		TREASURY STOCK						
(MILLIONS, EXCEPT PREFERRED SHARES)	SHARES	STATED VALUE	SHARES	PAR VALUE	ADD'L PAID-IN CAPITAL	SHARES	FAIR VALUE	SHARES	COST	RETAINED EARNINGS	ACCUM. OTHER COMP. INC./(EXP.)	SHARE-HOLDERS' EQUITY	NON-CONTROLL-ING INTERESTS	TOTAL SHARE-HOLDERS' EQUITY
Balance, January 1, 2007	3,497	$141	8,819	$441	$69,104	(30)	$(788)	(1,695)	$(46,740)	$49,669	$ (469)	$71,358	$ 74	$71,432
Comprehensive income:														
Net income										8,144		8,144	42	8,186
Other comprehensive income, net of tax											2,768	2,768	6	2,774
Total comprehensive income												10,912	48	10,960
Adoption of new accounting standard—net of tax										11		11		11
Cash dividends declared—														
common stock										(8,156)		(8,156)		(8,156)
preferred stock										(8)		(8)		(8)
Stock option transactions			23	1	738	5	121	—	(7)			853		853
Purchases of common stock								(395)	(9,994)			(9,994)		(9,994)
Employee benefit trust transactions—net					(49)	1	117					68		68
Preferred stock conversions and redemptions	(1,195)	(48)			(25)			1	5			(68)		(68)
Other			8	—	145			—	(111)			34	(8)	26
Balance, December 31, 2007	2,302	93	8,850	442	69,913	(24)	(550)	(2,089)	(56,847)	49,660	2,299	65,010	114	65,124
Comprehensive income:														
Net income										8,104		8,104	23	8,127
Other comprehensive expense, net of tax											(6,868)	(6,868)	35	(6,833)
Total comprehensive income												1,236	58	1,294
Cash dividends declared—														
common stock										(8,617)		(8,617)		(8,617)
preferred stock										(5)		(5)		(5)
Stock option transactions					207	1	32					239		239
Purchases of common stock								(26)	(500)			(500)		(500)
Employee benefit trust transactions—net					(113)	(1)	93					(20)		(20)
Preferred stock conversions and redemptions	(498)	(20)			(7)			—	2			(25)		(25)
Other			13	1	283			(2)	(46)			238	12	250
Balance, December 31, 2008	1,804	73	8,863	443	70,283	(24)	(425)	(2,117)	(57,391)	49,142	(4,569)	57,556	184	57,740
Comprehensive income:														
Net income										8,635		8,635	9	8,644
Other comprehensive income, net of tax											5,121	5,121	5	5,126
Total comprehensive income												13,756	14	13,770
Acquisition of Wyeth								1,319	35,733	(12,430)		23,303	330	23,633
Cash dividends declared—														
common stock										(4,916)		(4,916)		(4,916)
preferred stock										(5)		(5)		(5)
Noncontrolling interests												—	(5)	(5)
Stock option transactions					130	—	9					139		139
Purchases of common stock			6	—								—		—
Employee benefit trust transactions—net					(61)	7	111					50		50
Preferred stock conversions and redemptions	(293)	(12)			(1)			—	3			(10)		(10)
Purchase of subsidiary shares from noncontrolling interests					(66)							(66)	(102)	(168)
Other					212	(2)	(28)	(1)	23			207	11	218
Balance, December 31, 2009	**1,511**	**$ 61**	**8,869**	**$443**	**$70,497**	**(19)**	**$(333)**	**(799)**	**$(21,632)**	**$40,426**	**$ 552**	**$90,014**	**$ 432**	**$90,446**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2009	2008	2007
Operating Activities			
Net income before allocation to noncontrolling interests	$ 8,644	$ 8,127	$ 8,186
Adjustments to reconcile net income before noncontrolling interests to net cash provided by operating activities:			
Depreciation and amortization	4,757	5,090	5,200
Share-based compensation expense	349	384	437
Acquisition-related in-process research and development charges	68	633	283
Certain intangible asset impairments and other associated non-cash charges	—	—	2,220
Gains on disposals	(670)	(14)	(326)
(Gains)/losses on sales of discontinued operations	—	(6)	168
Deferred taxes from continuing operations	(9,582)	(1,331)	(2,788)
Other non-cash adjustments	504	496	773
Changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable	(472)	195	(320)
Inventories	1,631	294	720
Other assets	(867)	(538)	(647)
Accounts payable and accrued liabilities	1,695	3,797	1,509
Taxes	9,454	647	(2,002)
Other liabilities	1,076	464	(60)
Net cash provided by operating activities	16,587	18,238	13,353
Investing Activities			
Purchases of property, plant and equipment	(1,205)	(1,701)	(1,880)
Purchases of short-term investments with original maturities greater than 90 days	(35,331)	(35,705)	(25,426)
Proceeds from redemptions and sales of short-term investments with original maturities greater than 90 days	42,364	27,883	23,053
Proceeds from redemptions and sales of short-term investments with original maturities of 90 days or less—net	5,775	7,913	7,235
Purchases of long-term investments	(6,888)	(9,357)	(1,635)
Proceeds from redemptions and sales of long-term investments	6,504	1,009	172
Acquisitions, net of cash acquired	(43,123)	(1,184)	(464)
Other investing activities	632	(1,693)	(260)
Net cash (used in)/provided by investing activities	(31,272)	(12,835)	795
Financing Activities			
Increase in short-term borrowings—net	32,033	40,119	3,155
Principal payments on short-term borrowings—net	(34,969)	(37,264)	(764)
Proceeds from issuances of long-term debt	24,023	605	2,573
Principal payments on long-term debt	(967)	(1,053)	(64)
Purchases of common stock	—	(500)	(9,994)
Cash dividends paid	(5,548)	(8,541)	(7,975)
Other financing activities	(91)	74	459
Net cash provided by/(used in) financing activities	14,481	(6,560)	(12,610)
Effect of exchange-rate changes on cash and cash equivalents	60	(127)	41
Net (decrease)/ increase in cash and cash equivalents	(144)	(1,284)	1,579
Cash and cash equivalents at beginning of year	2,122	3,406	1,827
Cash and cash equivalents at end of year	$ 1,978	$ 2,122	$ 3,406
Supplemental Cash Flow Information			
Non-cash transactions:			
Acquisition of Wyeth, treasury stock issued	$ 23,303	$ —	$ —
Cash paid during the period for:			
Income taxes	$ 2,300	$ 2,252	$ 5,617
Interest	935	782	643

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the United States (U.S.) and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests and we do not have significant interests in non-consolidated entities. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated. We made certain reclassifications to prior-period amounts to conform to the December 31, 2009 presentations related to the presentation of noncontrolling interests as a result of adopting a new accounting standard. Subsequent events have been evaluated through the time of our filing on February 26, 2010.

On October 15, 2009, we completed our acquisition of Wyeth in a cash-and-stock transaction valued at approximately $68 billion. Commencing from the acquisition date, our financial statements reflect the assets, liabilities and operating results of Wyeth. In accordance with our domestic and international fiscal year-ends, approximately two-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's U.S. operations and approximately one-and-a-half months of the fourth calendar quarter of 2009 in the case of Wyeth's international operations are included in our consolidated financial statements for the year ended December 31, 2009. For additional information, see *Note 2. Acquisition of Wyeth*.

B. New Accounting Standards

As of January 1, 2009, we adopted a new accounting standard that retains the purchase method of accounting for acquisitions but requires a number of changes to that method, including changes in the way assets and liabilities are recognized in purchase accounting. Specifically, they require the capitalization of in-process research and development costs at fair value and require the expensing of transaction costs as incurred. The adoption of these provisions did not have a significant impact on our consolidated financial statements upon adoption, but they did significantly impact our accounting for the acquisition of Wyeth in 2009. For additional information, see *Note 2. Acquisition of Wyeth*.

As of January 1, 2009, we adopted a new accounting standard that provides guidance for the accounting, reporting and disclosure of noncontrolling interests, previously referred to as minority interests. A noncontrolling interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The adoption of these provisions resulted in a number of changes to the presentation of our consolidated financial statements, but the amounts associated with noncontrolling interests are not significant.

In addition, throughout 2009, we adopted several other new accounting standards, none of which had a significant impact on our consolidated financial statements upon adoption. Among other things, these standards:

- Require us to deconsolidate a subsidiary when we cease to have a controlling financial interest in the subsidiary and to recognize a gain or loss on the transaction and measure any retained investment in the subsidiary at fair value (as of September 28, 2009).
- Provide qualifying criteria and guidance on using the net asset value per share provided by the investee to measure the fair value of alternative investments (as of September 28, 2009).
- Provide additional guidance on measuring the fair value of liabilities in the absence of observable market information, transfer restrictions and non-performance risk assessment (as of July 1, 2009).
- Amend the guidance for evaluating and measuring "other-than-temporary" impairments for available-for-sale or held-to-maturity debt securities (as of March 30, 2009).
- Provide additional guidance for estimating fair value in inactive markets and the identification of disorderly transactions (as of March 30, 2009).
- Expand the use of fair value and related disclosure requirements and specify a hierarchy of valuation techniques used to develop the fair value measures (as of January 1, 2009). We applied these provisions in our accounting for the acquisition of Wyeth in 2009.
- Provide guidance on the accounting for collaborative arrangements, as defined, such as: how costs incurred and revenues generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement (as of January 1, 2009). We provided additional disclosures in *Note 5. Collaborative Arrangements*.
- Clarify how to account for certain transactions involving equity method investments in areas such as: how to determine the initial carrying value of the investment; how to allocate the difference between the investor's carrying value and the investor's share of the underlying equity of the investment; how to perform an impairment assessment of underlying intangibles held by the investee; how to account for the investee's issuance of additional shares; and how to account for an investment on the cost method when it previously

had been accounted for under the equity method (as of January 1, 2009). We applied these provisions in our accounting for our new equity method investment, ViiV Healthcare Limited (see *Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity-Method Investment*).

- Clarify the accounting for certain separately identifiable assets, which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. These provisions require an acquirer to account for a defensive intangible asset as a separate unit of accounting, which should be amortized to expense over the period the asset diminishes in value (as of January 1, 2009). We applied these provisions in our accounting for the acquisition of Wyeth in 2009.

C. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions, such as our acquisition of Wyeth on October 15, 2009. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including acquired in-process research & development (IPR&D) assets, beginning in 2009, and goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also will impact the consolidated statements of income.

We regularly evaluate our estimates and assumptions using historical experience and other factors, including the economic environment. Our estimates often are based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic downturn, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under the relevant accounting standard. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We also are subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed in the accompanying Financial Review, which is unaudited, under the headings "Our Operating Environment, Strategy and Response to Key Opportunities and Challenges" and "Forward-Looking Information and Factors That May Affect Future Results" and in our 2009 Annual Report on Form 10-K under the caption, Part 1 Item 1A. "Risk Factors."

D. Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more-likely-than-not" standard, and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see *Note 7D. Taxes on Income: Tax Contingencies)*. We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*).

E. Acquisitions

Our consolidated financial statements include the operations of an acquired business after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. For acquisitions consummated prior to January 1, 2009, amounts allocated to IPR&D were expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under U.S. GAAP, no goodwill has been recognized.

F. Fair Value

We often are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, we use fair value extensively in the initial measurement of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of assets and, for liabilities, assuming the risk of non-performance will be the same before and after the transfer. A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following approaches:

- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.
- Income approach, which is based on the present value of a future stream of net cash flows.

These fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (called Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (called Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (called Level 3 inputs).

G. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record these translation adjustments in *Shareholders' equity—Accumulated other comprehensive income/(expense)*. We translate functional currency statement of income amounts to their U.S. dollar equivalents at average rates for the period. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other (income)/deductions—net*.

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*, and non-monetary items at historical rates.

H. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program; these rules require that for fixed commitments made by the U.S. government, we record revenues when risk of ownership for the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligation and, as such, judgment and knowledge of market conditions and practices are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates.
- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.

- Provisions for pharmaceutical returns are based on a calculation at each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

- Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $2.1 billion as of December 31, 2009, and $1.5 billion as of December 31, 2008, and substantially all are included in *Current deferred tax liabilities and other current liabilities.*

Taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis; that is, they are excluded from *Revenues*.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in the statement of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues,* when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers. The related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are recorded as part of *Cost of sales.*

I. Cost of Sales and Inventories

We value inventories at lower of cost or market. The cost of finished goods, work in process and raw materials is determined using average actual cost.

J. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the costs of marketing, advertising, shipping and handling, information technology and the associated employee compensation.

Advertising expenses relating to production costs are expensed as incurred, and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $2.9 billion in 2009, $2.6 billion in 2008 and $2.7 billion in 2007.

K. Research and Development Expenses and Acquisition-Related In-Process Research and Development Charges

Prior to January 1, 2009, when recording acquisitions, we expensed amounts related to acquired IPR&D in *Acquisition-related in-process research and development charges*. IPR&D acquired after January 1, 2009, as part of a business combination, is capitalized as *Identifiable intangible assets.* IPR&D acquired as part of an asset acquisition is expensed as incurred.

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval, we record upfront and milestone payments made by us to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the assets are determined to have an indefinite life, we amortize them evenly over the remaining agreement term or the expected product life cycle, whichever is shorter.

L. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.

- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized evenly over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined. Intangible assets associated with IPR&D projects are not amortized until approval is obtained in a major market, typically either the U.S. or the European Union (EU), or in a series of other countries, subject to certain specified conditions and management judgment. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.

- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at our original cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction in progress, are depreciated evenly over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform detailed impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments. Specifically:

- For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

- For indefinite-lived intangible assets, such as brands and IPR&D assets, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. In addition, in all cases of an impairment review other than for IPR&D assets, we reevaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

- For goodwill, annually and whenever impairment indicators are present, we calculate the fair value of each reporting unit and compare the fair value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss for the excess, if any, of book value of goodwill over the implied fair value.

M. Restructuring Charges and Certain Acquisition-Related Costs
We may incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with cost-reduction initiatives that are initiated from time to time. Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges and certain costs associated with integrating an acquired business (if the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate). Termination costs are a significant component of our restructuring charges and are generally recorded when the actions are probable and estimable. Also, beginning in 2009, transaction costs, such as banking, legal, accounting and other costs incurred in connection with an acquisition are expensed as incurred and included in Restructuring charges and certain acquisition-related costs.

N. Cash Equivalents and Statement of Cash Flows
Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments.*

Cash flows associated with financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows associated with financial instruments designated as net investment hedges are classified according to the nature of the hedge instrument. Cash flows associated with financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

O. Investments, Loans and Derivative Financial Instruments
Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with changes in unrealized gains and losses, net of tax, reported in *Other comprehensive income/(expense)*. Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 9A. Financial Instruments: Selected Financial Assets and Liabilities*), with changes in fair value reported in current earnings or deferred for qualifying hedging relationships. Virtually all of our valuation measurements for investments, loans and derivative financial instruments are based on the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

P. Income Tax Contingencies
We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by

determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the "more-likely-than-not" standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. Tax audits can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation.

Q. Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet. The obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing the healthcare and life insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

R. Share-Based Payments

Our compensation programs can include share-based payments. All grants under share-based payment programs are accounted for at fair value and these fair values generally are amortized on an even basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses,* and *Research and development expenses*, as appropriate.

2. Acquisition of Wyeth

A. Description of the Transaction

On October 15, 2009 (the acquisition date), we acquired all of the outstanding equity of Wyeth in a cash-and-stock transaction, valued at approximately $68 billion, in which each share of Wyeth common stock outstanding, with certain limited exceptions, was canceled and converted into the right to receive $33.00 in cash without interest and 0.985 of a share of Pfizer common stock. The stock component was valued at $17.40 per share of Wyeth common stock based on the closing market price of Pfizer's common stock on the acquisition date, resulting in a total merger consideration value of $50.40 per share of Wyeth common stock. While Wyeth now is a wholly owned subsidiary of Pfizer, the merger of local Pfizer and Wyeth entities may be pending or delayed in various jurisdictions and integration in these jurisdictions is subject to completion of various local legal and regulatory obligations.

Wyeth's core business was the discovery, development, manufacture and sale of prescription pharmaceutical products, including vaccines, for humans. Other operations of Wyeth included the discovery, development, manufacture and sale of consumer healthcare products (over-the-counter products), nutritionals and animal health products. Our acquisition of Wyeth has made us a more diversified health care company, with product offerings in human, animal, and consumer health, including vaccines, biologics, small molecules and nutrition, across developed and emerging markets. The acquisition of Wyeth also added to our pipeline of biopharmaceutical development projects endeavoring to develop medicines to help patients in critical areas, including oncology, pain, inflammation, Alzheimer's disease, psychoses and diabetes.

In connection with the regulatory approval process, we are required to divest certain animal health assets. Certain of these assets were sold in 2009, while others, classified as *Assets held for sale*, are pending disposition.

B. Fair Value of Consideration Transferred

The table below details the consideration transferred to acquire Wyeth:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	CONVERSION CALCULATION	FAIR VALUE	FORM OF CONSIDERATION
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by Pfizer's stock price as of the acquisition date multiplied by the exchange ratio of 0.985 ($17.66[(a)] x 0.985)	$ 17.40	$23,303	Pfizer common stock[(a),(b)]
Wyeth common stock outstanding as of the acquisition date	1,339.6		
Multiplied by cash consideration per common share outstanding	$ 33.00	44,208	Cash
Wyeth stock options canceled for a cash payment[(c)]		405	Cash
Wyeth restricted stock/restricted stock units and other equity-based awards canceled for a cash payment		320	Cash
Total fair value of consideration transferred		$68,236	

(a) The fair value of Pfizer's common stock used in the conversion calculation represents the closing market price of Pfizer's common stock on the acquisition date.

(b) Approximately 1.3 billion shares of Pfizer common stock, previously held as Pfizer treasury stock, were issued to former Wyeth shareholders. The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained earnings*.

(c) Each Wyeth stock option, whether or not vested and exercisable on the acquisition date, was canceled for a cash payment equal to the excess of the per share value of the merger consideration (calculated on the basis of the volume-weighted average of the per share price of Pfizer common stock on the New York Stock Exchange Transaction Reporting System for the five consecutive trading days ending two days prior to the acquisition date) over the per share exercise price of the Wyeth stock option.

Certain amounts may reflect rounding adjustments.

C. Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed as of the acquisition date. Certain estimated values are not yet finalized (see below) and are subject to change, which could be significant. We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date.

The following table summarizes the provisional recording of assets acquired and liabilities assumed as of the acquisition date:

(MILLIONS OF DOLLARS)	AMOUNTS RECOGNIZED AS OF ACQUISITION DATE
Working capital, excluding inventories[(a)]	$ 16,342
Inventories	8,388
Property, plant and equipment	10,054
Identifiable intangible assets, excluding in-process research and development	37,595
In-process research and development	14,918
Other noncurrent assets	2,394
Long-term debt	(11,187)
Benefit obligations	(3,211)
Net tax accounts[(b)]	(24,773)
Other noncurrent liabilities	(1,908)
Total identifiable net assets	48,612
Goodwill	19,954
Net assets acquired	68,566
Less: Amounts attributable to noncontrolling interests	(330)
Total consideration transferred	$ 68,236

(a) Includes cash and cash equivalents, short-term investments, accounts receivable, other current assets, assets held for sale, accounts payable and other current liabilities.

(b) As of the acquisition date, included in *Current deferred tax assets and other current assets* ($1.2 billion), *Noncurrent deferred tax assets and other noncurrent assets* ($2.7 billion), *Income taxes payable* ($0.6 billion), *Current deferred tax liabilities and other current liabilities* ($11.1 billion), *Noncurrent deferred tax liabilities* ($14.9 billion) and *Other taxes payable* ($2.1 billion, including accrued interest of $300 million).

As of the acquisition date, the fair value of accounts receivable approximated book value acquired. The gross contractual amount receivable was $4.2 billion, of which $140 million was not expected to be collected.

In the ordinary course of business, Wyeth incurs liabilities for environmental, legal and tax matters, as well as guarantees and indemnifications. These matters can include contingencies. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date, if the acquisition-date fair value of the asset or liability arising from a contingency can be determined. If the acquisition-date fair value of the asset or liability cannot be determined, the asset or liability would be recognized at the acquisition date if both of the following criteria were met: (i) it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (ii) the amount of the asset or liability can be reasonably estimated.

- *Environmental Matters*—In the ordinary course of business, Wyeth incurs liabilities for environmental matters such as remediation work, asset retirement obligations and environmental guarantees and indemnifications. Virtually all liabilities for environmental matters, including contingencies, have been measured at fair value and approximate $550 million as of the acquisition date.

- *Legal Matters*—Wyeth is involved in various legal proceedings, including product liability, patent, commercial, environmental, antitrust matters and government investigations, of a nature considered normal to its business (see *Note 19. Legal Proceedings and Contingencies*). Due to the uncertainty of the variables and assumptions involved in assessing the possible outcomes of events related to these items, an estimate of fair value is not determinable. As such, these contingencies have been measured under the same "probable and estimable" standard previously used by Wyeth. Liabilities for legal contingencies approximate $650 million as of the acquisition date, which includes the recording of additional adjustments of approximately $150 million for legal matters that we intend to resolve in a manner different from what Wyeth had planned or intended. See below for items pending finalization.

- *Tax Matters*—In the ordinary course of business, Wyeth incurs liabilities for income taxes. Income taxes are exceptions to both the recognition and fair value measurement principles associated with the accounting for business combinations. Reserves for income tax contingencies continue to be measured under the benefit recognition model as previously used by Wyeth (see *Note 1P. Significant Accounting Policies: Income Tax Contingencies)*. Net liabilities for income taxes approximate $24.8 billion as of the acquisition date, which includes $1.8 billion for uncertain tax positions. The net tax liability includes the recording of additional adjustments of approximately $15.0 billion for the tax impact of fair value adjustments and $10.6 billion for income tax matters that we intend to resolve in a manner different from what Wyeth had planned or intended. For example, because we plan to repatriate certain overseas funds, we provided deferred taxes on Wyeth's unremitted earnings, as well as on certain book/tax basis differentials related to investments in certain foreign subsidiaries for which no taxes have been previously provided by Wyeth as it was Wyeth's intention to permanently reinvest those earnings and investments. See below for items pending finalization.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Wyeth includes the following:

- the expected synergies and other benefits that we believe will result from combining the operations of Wyeth with the operations of Pfizer,

- any intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects and products, and

- the value of the going-concern element of Wyeth's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for tax purposes. While the allocation of goodwill among reporting units is not complete, we expect the majority of the goodwill will be related to our Biopharmaceutical segment (see *Note 12. Goodwill and Other Intangible Assets* for additional information).

The recorded amounts are provisional and subject to change. The following items still are subject to change:

- Amounts for intangibles, inventory and PP&E, pending finalization of valuation efforts for acquired intangible assets as well as the completion of certain physical inventory counts and the confirmation of the physical existence and condition of certain property, plant and equipment assets.

- Amounts for legal contingencies, pending the finalization of our examination and valuation of the portfolio of filed cases.

- Amounts for income tax assets, receivables and liabilities pending the filing of Wyeth pre-acquisition tax returns and the receipt of information from taxing authorities which may change certain estimates and assumptions used.

- The allocation of goodwill among reporting units.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. Our judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

D. Actual and Pro Forma Impact of Acquisition

The following table presents information for Wyeth that is included in Pfizer's consolidated statements of income from the acquisition date, October 15, 2009, through Pfizer's domestic and international year-ends in 2009:

(MILLIONS OF DOLLARS)	WYETH'S OPERATIONS INCLUDED IN PFIZER'S 2009 RESULTS
Revenues	$ 3,303
Loss from continuing operations attributable to Pfizer Inc. common shareholders[a]	(2,191)

[a] Includes purchase accounting charges related to the fair value adjustments for acquisition-date inventory that has been sold ($904 million pre-tax), amortization of identifiable intangible assets acquired from Wyeth ($512 million pre-tax), and restructuring charges and additional depreciation—asset restructuring ($2.1 billion pre-tax).

The following table presents supplemental pro forma information as if the acquisition of Wyeth had occurred on January 1, 2009 for the year ended December 31, 2009 and January 1, 2008 for the year ended December 31, 2008:

	UNAUDITED PRO FORMA CONSOLIDATED RESULTS	
	YEAR ENDED DECEMBER 31,	
(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	2009	2008
Revenues	$68,599	$71,130
Income from continuing operations attributable to Pfizer Inc. common shareholders	11,537	8,917
Diluted earnings per common share attributable to Pfizer Inc. common shareholders	1.43	1.11

The unaudited pro forma consolidated results were prepared using the acquisition method of accounting and are based on the historical financial information of Pfizer and Wyeth, reflecting both in 2009 and 2008 Pfizer and Wyeth results of operations for a 12-month period. The historical financial information has been adjusted to give effect to the pro forma events that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what our consolidated results of operations actually would have been had we completed the acquisition on January 1, 2009 and on January 1, 2008. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect primarily the following pro forma pre-tax adjustments:

- Elimination of Wyeth's historical intangible asset amortization expense (approximately $88 million in the pre-acquisition period in 2009 and $79 million in 2008).
- Additional amortization expense (approximately $2.4 billion in 2009 and $2.9 billion in 2008) related to the fair value of identifiable intangible assets acquired.
- Additional depreciation expense (approximately $200 million in 2009 and $266 million in 2008) related to the fair value adjustment to property, plant and equipment acquired.
- Additional interest expense (approximately $316 million in 2009 and $1.2 billion in 2008) associated with the incremental debt we issued in 2009 to partially finance the acquisition and a reduction of interest income (approximately $320 million in 2009 and $857 million in 2008) associated with short-term investments under the assumption that a portion of these investments would have been used to partially fund the acquisition. In addition, a reduction in interest expense (approximately $129 million in 2009 and $163 million in 2008) related to the fair value adjustment of Wyeth debt.
- Elimination of $904 million incurred in 2009 related to the fair value adjustments to acquisition-date inventory that has been sold, which is considered non-recurring. There is no long-term continuing impact of the fair value adjustments to acquisition-date inventory, and, as such, the impact of those adjustments is not reflected in the unaudited pro forma operating results for 2009 and 2008.
- Elimination of $834 million of costs incurred in 2009, which are directly attributable to the acquisition, and which do not have a continuing impact on the combined company's operating results. Included in these costs are advisory, legal and regulatory costs incurred by both legacy Pfizer and legacy Wyeth and costs related to a bridge term loan credit agreement with certain financial institutions that has been terminated.

In addition, all of the above adjustments were adjusted for the applicable tax impact. The taxes associated with the fair value adjustments for acquired intangible assets, property, plant and equipment and legacy Wyeth debt, as well as the elimination of the impact of the fair value step-up of acquired inventory reflect the statutory tax rates in the various jurisdictions where the fair value adjustments occurred. The taxes associated with incremental debt to partially finance the acquisition reflect a 38.3% tax rate since the debt is an obligation of a U.S. entity and is taxed at the combined effective U.S. federal statutory and state rate. The taxes associated with the elimination of the costs directly attributable to the acquisition reflect a 28.4% effective tax rate since the costs were incurred in the U.S. and were either taxed at the combined effective U.S. federal statutory and state rate or not deductible for tax purposes depending on the type of expenditure.

3. Other Significant Transactions and Events

A. Formation of ViiV, an Equity-Method Investment

In the fourth quarter of 2009, we completed a previously announced transaction, where we and GlaxoSmithKline plc (GSK) created a new company, ViiV Healthcare Limited (ViiV), which is focused solely on research, development and commercialization of human immunodeficiency virus (HIV) medicines. We recognized a gain of approximately $482 million in connection with the formation, which is recorded in *Other (income)/deductions—net*. Under the agreement, we and GSK have contributed certain existing HIV-related products, pipeline assets and research assets to ViiV and will perform R&D and manufacturing services. We initially hold a 15% equity interest and GSK holds an 85% equity interest in ViiV. The equity interests will be adjusted in the event that specified sales and regulatory milestones are achieved. Our equity interest in ViiV could vary from 9% to 30.5%, and GSK's equity interest could vary from 69.5% to 91%, depending upon the milestones achieved with respect to the original assets contributed by us and by GSK to ViiV. Each company also may be entitled to preferential dividend payments to the extent that specific sales thresholds are met in respect of the marketed products and pipeline assets originally contributed. We are accounting for our interest in ViiV as an equity method investment due to the significant influence we have over the operations of ViiV through our board representation and minority veto rights. Our investment in ViiV is reported as a private equity investment in *Long-term investments and loans*.

B. Prior-Period Acquisitions

During the years ended December 31, 2008 and 2007, we completed the following acquisitions in support of our commitment to capitalizing on new growth opportunities:

- In the fourth quarter of 2008, we completed the acquisition of a number of animal health product lines from Schering-Plough Corporation (Schering-Plough) for approximately $170 million.
- In the second quarter of 2008, we acquired Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company, through a tender offer, for approximately $200 million, including transaction costs. In addition, in the second quarter of 2008, we acquired Serenex, Inc. (Serenex), a privately held biotechnology company. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets.
- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company, and we acquired all the outstanding shares of Coley Pharmaceutical Group, Inc. (Coley), a biopharmaceutical company. In connection with these and two smaller acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges* in 2008. In 2009, we resolved certain contingencies associated with CovX and recorded $68 million in *Acquisition-related in-process research and development charges*.
- In the first quarter of 2007, we acquired BioRexis Pharmaceutical Corp., a privately held biopharmaceutical company, and Embrex, Inc., an animal health company. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges*.

C. Bextra and Certain Other Investigations

In January 2009, we entered into an agreement-in-principle with the U.S. Department of Justice (DOJ) to resolve previously reported investigations regarding past off-label promotional practices concerning Bextra, as well as certain other investigations. In connection with these actions, in the fourth quarter of 2008, we recorded a charge of $2.3 billion, pre-tax and after-tax, in *Other (income)/deductions—net* and such amount is included in *Current deferred tax liabilities and other current liabilities* in 2008. (see *Note 19D. Legal Proceedings and Contingencies: Government Investigations*). In the third quarter of 2009, we reached final resolution of this matter and no additional charge was recorded. The entire $2.3 billion was paid in 2009. We did record a tax benefit of $174 million in the third quarter of 2009 as such resolution resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. In addition, in September 2009, we settled state civil consumer protection allegations related to our past promotional practices concerning Geodon and recorded a charge of $33 million.

D. Certain Product Litigation—Celebrex and Bextra

In October 2008, we reached agreements-in-principle to resolve the pending U.S. consumer fraud purported class action cases and more than 90% of the known U.S. personal injury claims involving Celebrex and Bextra, and we reached agreements to resolve substantially all of the claims of state attorneys general primarily relating to alleged Bextra promotional practices. In connection with these actions, in the third quarter of 2008, we recorded pre-tax charges of approximately:

- $745 million applicable to all known U.S. personal injury claims;
- $89 million applicable to the pending U.S. consumer fraud purported class action cases; and
- $60 million applicable to agreements to resolve civil claims brought by 33 states and the District of Columbia, primarily relating to alleged Bextra promotional practices. Under these agreements, we made a payment of $60 million to the states and have adopted compliance measures that complement policies and procedures previously established by us.

These litigation-related charges were recorded in 2008 in *Other (income)/deductions—net*. Virtually all of this amount was paid in 2009. During 2009, we recorded approximately $170 million in insurance recoveries in *Selling, informational and administrative expenses*.

We believe that the charges of approximately $745 million will be sufficient to resolve all known U.S. personal injury claims, including those not yet settled. However, additional charges may have to be taken in the future in connection with certain pending claims and unknown claims relating to Celebrex and Bextra (see *Note 19B. Legal Proceedings and Contingencies: Product Litigation*).

E. Adjustment of Prior Years' Liabilities for Product Returns

Revenues in 2008 include a reduction of $217 million, pre-tax, to adjust our prior years' liabilities for product returns. After a detailed review in 2008 of our returns experience, we determined that our previous accounting methodology for product returns needed to be revised as the lag time between product sale and return was longer than we previously had assumed. Although fully recorded in 2008, virtually all of the adjustment relates back several years.

F. Exubera

In the third quarter of 2007, after an assessment of the financial performance of Exubera, an inhalable form of insulin for the treatment of diabetes, as well as its lack of acceptance by patients, physicians and payers, we decided to exit the product. In connection with these actions, we recorded total pre-tax charges of $2.8 billion, virtually all of which were recorded in the third quarter of 2007. These charges were included primarily in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), and *Research and development expenses* ($100 million). The charges included asset write-offs of $2.2 billion (intangibles, inventory and fixed assets) and other exit costs, primarily severance, contract and other termination costs. The exit costs resulted in cash expenditures in 2009, 2008 and 2007. As of December 31, 2009, the remaining accrual for other exit costs is approximately $55 million and is primarily recorded in *Current deferred tax liabilities and other current liabilities*.

4. Cost-Reduction Initiatives and Acquisition-Related Costs

We have incurred significant costs in connection with our cost-reduction initiatives (several programs initiated since 2005) and our acquisition of Wyeth on October 15, 2009.

Since the acquisition of Wyeth, our cost-reduction initiatives that were announced on January 26, 2009 have been incorporated into a comprehensive plan to integrate Wyeth's operations, generate cost savings and capture synergies across the combined company. We are focusing our efforts on achieving an appropriate cost structure for the combined company.

We incurred the following costs in connection with our cost-reduction initiatives and the Wyeth acquisition:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
Transaction costs[a]	**$ 768**	$ —	$ —
Integration costs and other[b]	**569**	49	11
Restructuring charges[c]	**3,000**	2,626	2,523
Restructuring charges and certain acquisition-related costs	**4,337**	2,675	2,534
Additional depreciation—asset restructuring[d]	**241**	786	788
Implementation costs[e]	**250**	819	601
Total	**$4,828**	$4,280	$3,923

[a] Transaction costs represent external costs directly related to effecting the acquisition of Wyeth and primarily include expenditures for banking, legal, accounting and other similar services. Substantially all of the costs incurred are fees related to a $22.5 billion bridge term loan credit agreement entered into with certain financial institutions on March 12, 2009 to partially fund our acquisition of Wyeth. The bridge term loan credit agreement was terminated in June 2009 as a result of our issuance of approximately $24.0 billion of senior unsecured notes in the first half of 2009. All bridge term loan commitment fees have been expensed, and we no longer are subject to the covenants under that agreement (see *Note 9D: Financial Instruments: Long-Term Debt*).

[b] Integration costs represent external, incremental costs directly related to integrating acquired businesses and primarily include expenditures for consulting and systems integration.

[c] Restructuring charges include the following:

	COSTS INCURRED				ACTIVITY THROUGH DECEMBER 31,	ACCRUAL AS OF DECEMBER 31,
(MILLIONS OF DOLLARS)	**2009**	2008	2007	2005-2009	**2009[1]**	**2009[2]**
Employee termination costs	**$2,571**	$2,004	$2,034	$7,721	**$4,488**	**$3,233**
Asset impairments	**159**	543	260	1,452	**1,452**	**—**
Other	**270**	79	229	710	**577**	**133**
Total	**$3,000**	$2,626	$2,523	$9,883	**$6,517**	**$3,366**

[1] Includes adjustments for foreign currency translation.

[2] Included in *Current deferred tax liabilities and other current liabilities* ($2.5 billion) and *Other noncurrent liabilities* ($846 million).

From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2009, *Employee termination costs* represent the expected reduction of the workforce by approximately 40,000 employees, mainly in manufacturing, sales and research of which approximately 25,700 employees have been terminated as of December 31, 2009. *Employee termination costs* are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. *Asset impairments* primarily include charges to write down property, plant and equipment to fair value. *Other* primarily includes costs to exit certain assets and activities.

(d) Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions and are included in our consolidated statements of income as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2009	2008	2007
Cost of sales	$ 133	$ 596	$ 571
Selling, informational and administrative expenses	53	19	1
Research and development expenses	55	171	216
Total	$ 241	$ 786	$ 788

(e) Implementation costs represent external, incremental costs directly related to implementing cost-reduction initiatives and primarily include expenditures related to system and process standardization and the expansion of shared services. Implementation costs relate to costs incurred for our cost-reduction initiatives prior to our acquisition of Wyeth on October 15, 2009. Costs related to our cost-reduction initiatives incurred after the Wyeth acquisition, other than additional depreciation—asset restructuring, are included in *Restructuring charges and certain acquisition-related costs*. Implementation costs are included in our consolidated statements of income as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2009	2008	2007
Cost of sales	$ 42	$ 149	$ 129
Selling, informational and administrative expenses	166	394	333
Research and development expenses	36	262	200
Other (income)/deductions—net	6	14	(61)
Total	$ 250	$ 819	$ 601

5. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development, that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

The amounts and classifications in our consolidated statements of income of payments (income/(expense)) between us and our collaboration partners follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2009	2008	2007
Revenues—Revenues[a]	$ 593	$ 488	$ 473
Revenues—Alliance revenues[b]	2,925	2,251	1,789
Total revenues from collaborative arrangements	3,518	2,739	2,262
Cost of sales[c]	(166)	(147)	(166)
Selling, informational and administrative expenses[d]	10	75	94
Research and development expenses[e]	(361)	(476)	(444)

(a) Represents sales to our partners of products manufactured by us.
(b) Substantially all relate to amounts earned from our partners under co-promotion agreements.
(c) Primarily relates to royalties earned by our partners and cost of sales associated with inventory purchased from our partners.
(d) Represents net reimbursements from our partners for selling, informational and administrative expenses incurred.
(e) Primarily related to net reimbursements, as well as upfront payments and milestone payments earned by our partners. The upfront and milestone payments were as follows: $150 million in 2009, $300 million in 2008 and $330 million in 2007.

The amounts disclosed in the above table do not include transactions with third parties other than our collaboration partners, or other costs associated with the products under the collaborative arrangements. In 2009, *Other (income)/deductions—net* includes income of $20 million paid to us for the termination of a collaboration agreement and income of $17 million paid to us as our share of profit from a collaboration partner. In 2007, we capitalized $68 million of milestone payments associated with approved products.

6. Other (Income)/Deductions—Net

The components of *Other (income)/deductions—net* follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Interest income	**$ (746)**	$(1,288)	$(1,496)
Interest expense	**1,233**	516	397
Net interest (income)/expense[(a)]	**487**	(772)	(1,099)
Royalty-related income[(b)]	**(243)**	(673)	(224)
Net gain on asset disposals[(c)]	**(188)**	(14)	(326)
Legal matters, net[(d)]	**234**	3,300	46
Gain related to ViiV[(e)]	**(482)**	—	—
Asset impairment and other associated charges[(f)]	**417**	143	28
Other, net	**67**	48	(184)
Other (income)/deductions—net	**$ 292**	$ 2,032	$(1,759)

(a) Net interest expense was $487 million in 2009 compared to net interest income of $772 million in 2008. Interest expense increased in 2009 due to our issuance of $13.5 billion of senior unsecured notes on March 24, 2009 and approximately $10.5 billion of senior unsecured notes on June 3, 2009, of which virtually all of the proceeds were used to partially finance the Wyeth acquisition (see *Note 2. Acquisition of Wyeth*). Interest income decreased in 2009 due to lower interest rates, partially offset by higher average cash balances. The decrease in net interest income in 2008 compared to 2007 was due primarily to lower net financial assets and lower interest rates during 2008 compared to 2007. Capitalized interest expense totaled $34 million in 2009, $46 million in 2008 and $43 million in 2007.

(b) In 2008, includes $425 million related to the sale of certain royalty rights.

(c) In 2009, primarily represents gains on sales of certain equity investments. In 2007, included a gain of $211 million related to the sale of a building in Korea. Net gains also include realized gains and losses on sales of available-for-sale securities: In 2009, 2008 and 2007, gross realized gains were $186 million, $20 million and $8 million, respectively. In 2009, gross realized losses were $43 million and none in both 2008 and 2007. Proceeds from the sale of available-for-sale securities were $27.0 billion in 2009, $2.2 billion in 2008 and $663 million in 2007.

(d) In 2008, primarily includes charges of $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products, and charges of $900 million related to our agreements and our agreements-in-principle to resolve certain litigation and claims involving our non-steroidal anti-inflammatory (NSAID) pain medicines (see *Note 3C. Other Significant Transactions and Events: Bextra and Certain Other Investigations*, and *Note 3D. Other Significant Transactions and Events: Certain Product Litigation—Celebrex and Bextra*).

(e) Represents a gain related to ViiV, a new equity method investment, which is focused solely on research, development and commercialization of HIV medicines (see *Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity-Method Investment)*.

(f) 2009 amounts primarily represent asset impairment charges associated with certain materials used in our research and development activities that are no longer considered recoverable. 2008 amounts primarily represent charges related to impairment of certain equity investments and the exit of our Exubera product (see *Note 12. Goodwill and Other Intangible Assets*).

7. Taxes on Income

A. Taxes on Income

Income from continuing operations before provision for taxes on income, and *income attributable to noncontrolling interests* consist of the following:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
United States	**$ (3,632)**	$ (1,760)	$ 242
International	**14,459**	11,454	9,036
Total income from continuing operations before provision for taxes on income	**$10,827**	$ 9,694	$ 9,278

The decrease in domestic income from continuing operations before taxes in 2009 compared to 2008 was due primarily to an increase in certain expenses incurred in connection with the Wyeth acquisition, which was partially offset by the non-recurrence of charges of $2.3 billion recorded in 2008 resulting from an agreement-in-principle with the DOJ to resolve the previously reported investigations regarding past off-label promotional practices concerning Bextra and certain other investigations, as well as other litigation-related charges recorded in 2008 of approximately $900 million associated with the resolution of certain litigation involving our NSAID pain medicines. The decrease in domestic income from continuing operations before taxes in 2008 compared to 2007 was due primarily to the aforementioned charges and an increase in restructuring charges in 2008 compared to 2007, partially offset by the charges associated with Exubera in 2007. The increase in international income from continuing operations before taxes in 2009 compared to 2008 was due primarily to the gain in connection with the formation of ViiV, the decrease in international restructuring charges and the non-recurrence of acquired IPR&D, partially offset by an increase in amortization expenses incurred in connection with the Wyeth acquisition. The increase in international income from continuing operations before taxes in 2008 compared to 2007 was due primarily to the charges associated with Exubera in 2007. For additional information on all of these charges, see *Note 3. Other Significant Transactions and Events.*

Provision for taxes on income consists of the following:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
United States:			
Taxes currently payable:			
Federal	**$ 10,169**	$ 707	$ 1,393
State and local	**71**	154	243
Deferred income taxes:			
Federal	**(10,002)**	106	(1,774)
State and local	**(93)**	(136)	(212)
Total U.S. tax (benefit)/provision[(a), (b)]	**$ 145**	$ 831	$ (350)
International:			
Taxes currently payable	**$ 1,539**	$ 2,115	$ 2,175
Deferred income taxes	**513**	(1,301)	(802)
Total international tax provision	**$ 2,052**	$ 814	$ 1,373
Total provision for taxes on income[(c)]	**$ 2,197**	$ 1,645	$ 1,023

(a) The increase in *Federal current tax payable* in 2009 was due to increased tax costs associated with certain business decisions executed to finance the Wyeth acquisition.
(b) The decrease in *Federal deferred income taxes* was due to a reduction of deferred tax liabilities recorded in connection with our acquisition of Wyeth.
(c) Excludes federal, state and international net tax liabilities assumed or established on the date of the acquisition of Wyeth (see *Note 2. Acquisition of Wyeth* for additional details) and $4 million in 2008 and $1 million in 2007 primarily related to the resolution of certain tax positions related to Pharmacia Corporation (Pharmacia), which were debited or credited to *Goodwill,* as appropriate.

A tax benefit of $174 million was recorded in the third quarter of 2009 related to the final resolution of an agreement-in-principle with the DOJ to settle investigations of past promotional practices concerning Bextra and certain other investigations. This resulted in the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of our tax position. In 2009 and 2008, we sold two of our biopharmaceutical companies, Vicuron Pharmaceuticals, Inc. (Vicuron) and Esperion Therapeutics, Inc. (Esperion), respectively. Both sales, for nominal consideration, resulted in a loss for tax purposes that reduced our U.S. tax expense by $556 million in 2009 and $426 million in 2008. These tax benefits are a result of the significant initial investment in these entities at the time of acquisition, primarily reported as an income statement charge for IPR&D at acquisition date. These tax benefits were offset by certain costs associated with the Wyeth acquisition that are not deductible. In 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to years 2000 through 2005. As a result, in 2008 we recognized $305 million in tax benefits. 2008 also reflects the impact of the third-quarter 2008 provision for the proposed resolution of certain Bextra and Celebrex civil litigation and the impact of the fourth-quarter 2008 provision for the proposed resolution of certain investigations, which were either not deductible or deductible at lower tax rates.

Amounts reflected in the preceding tables are based on the location of the taxing authorities.

B. Tax Rate Reconciliation

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for income from continuing operations follows:

	YEAR ENDED DECEMBER 31,		
	2009	2008	2007
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Earnings taxed at other than U.S. statutory rate	**(9.3)**	(20.2)	(21.6)
Sales of biopharmaceutical companies	**(5.1)**	(4.3)	—
Resolution of certain tax positions	**—**	(3.1)	—
U.S. research tax credit and manufacturing deduction	**(1.3)**	(1.2)	(1.5)
Legal settlements	**(1.6)**	9.0	—
Acquired IPR&D	**0.2**	2.1	1.1
Costs associated with Wyeth acquisition	**2.4**	—	—
All other—net	**—**	(0.3)	(2.0)
Effective tax rate for income from continuing operations	**20.3%**	17.0%	11.0%

For earnings taxed at other than the U.S. statutory rate, this rate impact reflects the fact that we operate manufacturing subsidiaries in Puerto Rico, Ireland and Singapore. We benefit from Puerto Rican incentive grants that expire between 2013 and 2029. Under the grants, we are partially exempt from income, property and municipal taxes. In Ireland, we benefit from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. In 2008 and 2009, the rate impact also reflects the jurisdictional location of earnings and the costs of certain repatriation decisions. In 2008, the rate impact also reflects the realization of approximately $711 million (tax effect) in net operating losses.

For a discussion about the sales of the biopharmaceutical companies, legal settlements and costs associated with the Wyeth acquisition, see the "Taxes on Income" section above. For a discussion about the resolution of certain tax positions, see the "Tax Contingencies" section below. On October 3, 2008, the Tax Extenders and Alternative Minimum Tax Relief Act (the Extenders Act) extended the R&D tax credit from January 1, 2008, through December 31, 2009. As of December 31, 2009, the credit has expired. The charges for acquired IPR&D in 2009, 2008 and 2007 are primarily not deductible.

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts. The tax effect of the major items recorded as deferred tax assets and liabilities, shown before jurisdictional netting, as of December 31 is as follows:

	2009 DEFERRED TAX		2008 DEFERRED TAX	
(MILLIONS OF DOLLARS)	**ASSETS**	**(LIABILITIES)**	ASSETS	(LIABILITIES)
Prepaid/deferred items	**$ 1,330**	**$ (60)**	$ 1,000	$ (152)
Inventories	**437**	**(859)**	102	(43)
Intangibles	**949**	**(19,802)**	872	(5,727)
Property, plant and equipment	**715**	**(2,014)**	205	(996)
Employee benefits	**4,786**	**(66)**	3,414	(585)
Restructurings and other charges	**884**	**(8)**	841	(5)
Legal and product liability reserves	**1,010**	**—**	703	(104)
Net operating loss/credit carryforwards	**4,658**	**—**	3,065	—
Unremitted earnings	**—**	**(7,057)**	—	(4,471)
State and local tax adjustments	**747**	**—**	585	—
All other	**744**	**(187)**	905	(389)
Subtotal	**16,260**	**(30,053)**	11,692	(12,472)
Valuation allowance	**(353)**	**—**	(194)	—
Total deferred taxes	**$15,907**	**$(30,053)**	$11,498	$(12,472)
Net deferred tax liability		**$(14,146)**		$ (974)

Classified in our Consolidated Balance Sheet as follows:

	DEFERRED TAX ASSET/ (LIABILITY)	DEFERRED TAX ASSET/ (LIABILITY)
Current:		
Current deferred tax assets and other current assets	**$ 2,591**	$ 1,143
Current deferred tax liabilities and other current liabilities	**(226)**	(414)
Noncurrent:		
Noncurrent deferred tax assets and other noncurrent assets	**1,328**	1,256
Noncurrent deferred tax liabilities	**(17,839)**	(2,959)
Net deferred tax liability	**$(14,146)**	$ (974)

The increase in the net deferred tax liability position in 2009 compared to 2008 was primarily due to the noncurrent deferred tax liabilities related to identifiable intangible assets established in connection with our acquisition of Wyeth as well as the increase in noncurrent deferred tax liabilities on unremitted earnings, partially offset by the net deferred tax assets acquired, and net deferred tax assets established as a result of various restructuring charges incurred in connection with our acquisition of Wyeth.

We have carryforwards, primarily related to foreign tax credit carryovers and net operating loss carryovers, which are available to reduce future U.S. federal and state, as well as international income taxes payable with either an indefinite life or expiring at various times between 2010 and 2028. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax planning strategies.

As of December 31, 2009, we have not made a U.S. tax provision on approximately $42.5 billion of unremitted earnings of our international subsidiaries. As of December 31, 2009, these earnings are intended to be permanently reinvested overseas; as such, it is not practical to compute the estimated deferred tax liability on these permanently reinvested earnings.

D. Tax Contingencies

Unrecognized tax benefits represent liabilities that we have recorded for the difference between the estimated tax benefits recognized in our financial statements and tax positions taken or expected to be taken on our tax returns. These unrecognized tax benefits are recorded due to the uncertainty of the ultimate outcome of tax positions taken on our tax returns. Because tax laws and regulations are subject to interpretation and tax litigation inherently is uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our evaluations are based on estimates and assumptions that have been deemed reasonable by management. However, if our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted. For a description of our accounting policies associated with accounting for income tax contingencies, see *Note 1P. Significant Accounting Policies: Income Tax Contingencies* and *Note 1C. Significant Accounting Policies: Estimates and Assumptions.*

Tax assets associated with uncertain tax positions represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

The United States is one of our major tax jurisdictions. We currently are appealing two issues related to the Internal Revenue Service's (IRS) audits of the Pfizer Inc. tax returns for the years 2002 through 2005. The 2006, 2007 and 2008 tax years currently are under audit. The 2009 tax year is not yet under audit. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations. With respect to Pharmacia, the IRS currently is conducting an audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). With respect to Wyeth, the years 2002 through 2005 currently are under IRS audit, and tax years 2006 through the Wyeth acquisition date (October 15, 2009) have not been audited yet. In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2009), Japan (2006-2009), Europe (1997-2009, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany) and Puerto Rico (2003-2009). Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change to our uncertain tax positions. If our estimates and assumptions are not representative of actual outcomes, any change could have a significant impact.

In 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to tax years 2000 to 2005. As a result, we recognized $305 million in tax benefits.

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

(MILLIONS OF DOLLARS)	2009	2008
Balance, January 1	$(5,372)	$(5,466)
Acquisition of Wyeth	(1,785)	—
Decreases based on tax positions taken during a prior period[(a)]	38	880
Increases based on tax positions taken during the current period[(b)]	(941)	(990)
Decreases based on tax positions taken during the current period[(c)]	712	—
Impact of foreign exchange	(284)	211
Other, net[(d)]	(25)	(7)
Balance, December 31[(e)]	$(7,657)	$(5,372)

(a) Decreases are primarily a result of effectively settling certain issues with various foreign tax authorities.
(b) Primarily included in *Provision for taxes on income.*
(c) Primarily included in *Income taxes payable.*
(d) Includes increases based on tax positions taken during a prior period, decreases due to settlements with taxing authorities primarily resulting in cash payments and decreases as a result of a lapse of applicable statutes of limitations.
(e) In 2009, included in *Income taxes payable* ($144 million), *Current deferred tax assets and other current assets* ($78 million), *Noncurrent deferred tax liabilities* ($208 million) and *Other taxes payable* ($7.2 billion). In 2008, included in *Income taxes payable* ($85 million), *Current deferred tax assets and other current assets* ($44 million) and *Other taxes payable* ($5.2 billion).

Interest expense related to our unrecognized tax benefits is recorded in *Provision for taxes on income* in our consolidated statements of income and totaled $191 million in 2009, $106 million in 2008 and $214 million in 2007. Gross accrued interest totaled $1.9 billion as of December 31, 2009 (including $300 million recorded upon the acquisition of Wyeth) and $1.3 billion as of December 31, 2008. In 2009, these amounts were included in *Income taxes payable* ($90 million), *Current deferred tax assets and other current assets* ($55 million) and *Other taxes payable* ($1.8 billion). In 2008, these amounts were primarily included in *Other taxes payable*. Accrued penalties are not significant.

Any settlements or statute of limitations expirations would likely result in a significant decrease in our uncertain tax positions. We estimate that within the next 12 months, our gross uncertain tax positions, exclusive of interest could decrease by as much as $900 million, as a result of settlements with taxing authorities or the expiration of the statute of limitations. Our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions and such changes could be significant.

8. Other Comprehensive Income/(Expense)

Changes, net of tax, in accumulated other comprehensive income/(expense) and the components of comprehensive income follow:

	NET UNREALIZED GAINS /(LOSSES)			BENEFIT PLANS		
(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	DERIVATIVE FINANCIAL INSTRUMENTS	AVAILABLE FOR-SALE SECURITIES	ACTUARIAL GAINS/ (LOSSES)	PRIOR SERVICE (COSTS)/ CREDITS AND OTHER	ACCUMULATED OTHER COMPREHENSIVE INCOME/(EXPENSE)
Balance, January 1, 2007	$ 2,227	$ (26)	$ 96	$(2,739)	$ (27)	$ (469)
Other comprehensive income/ (expense)—Pfizer Inc[a]:						
Foreign currency translation adjustments	1,422	—	—	—	—	1,422
Unrealized holding gains/ (losses)	—	3	(43)	—	—	(40)
Reclassification adjustments to income[b]	(96)	3	(8)	—	—	(101)
Actuarial gains and other benefit plan items	—	—	—	1,374	11	1,385
Amortization of actuarial losses and other benefit plan items	—	—	—	248	7	255
Curtailments and settlements—net	—	—	—	268	(5)	263
Other	6	—	—	(62)	(6)	(62)
Income taxes	313	(12)	9	(656)	(8)	(354)
						2,768
Balance, December 31, 2007	3,872	(32)	54	(1,567)	(28)	2,299
Other comprehensive income/ (expense)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	(5,898)	—	—	—	—	(5,898)
Unrealized holding gains/ (losses)	—	69	(193)	—	—	(124)
Reclassification adjustments to income[b]	(2)	—	(20)	—	—	(22)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(3,098)	22	(3,076)
Amortization of actuarial losses and other benefit plan items	—	—	—	130	3	133
Curtailments and settlements—net	—	—	—	280	3	283
Other	10	—	—	129	35	174
Income taxes	629	(9)	73	994	(25)	1,662
						(6,868)
Balance, December 31, 2008	(1,389)	28	(86)	(3,132)	10	(4,569)
Other comprehensive income/ (expense)—Pfizer Inc.[a]:						
Foreign currency translation adjustments	4,978	—	—	—	—	4,978
Unrealized holding gains/ (losses)	—	291	576	—	—	867
Reclassification adjustments to income[b]	5	(299)	(143)	—	—	(437)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(701)	154	(547)
Amortization of actuarial losses and other benefit plan items	—	—	—	291	(6)	285
Curtailments and settlements—net	—	—	—	390	(5)	385
Other	2	—	—	(158)	(11)	(167)
Income taxes	(46)	(14)	(78)	(57)	(48)	(243)
						5,121
Balance, December 31, 2009	**$ 3,550**	**$ 6**	**$ 269**	**$(3,367)**	**$ 94**	**$ 552**

[a] Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $5 million in 2009, $35 million in 2008 and $6 million in 2007.
[b] The currency translation adjustments reclassified to income resulted from the sale of businesses.

Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

As of December 31, 2009, we estimate that we will reclassify into 2010 income the following pre-tax amounts currently held in *Accumulated other comprehensive income/(expense)*: virtually none of the unrealized holding gains on derivative financial instruments; $253 million of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items; and $(22) million of prior service credits related primarily to benefit plan amendments.

9. Financial Instruments

A. Selected Financial Assets and Liabilities

Information about certain of our financial assets and liabilities follows:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	2009	2008
Selected financial assets measured at fair value on a recurring basis[a]:		
Trading securities[b]	$ 184	$ 190
Available-for-sale debt securities[c]	32,338	30,061
Available-for-sale money market funds[d]	2,569	398
Available-for-sale equity securities, excluding money market funds[c]	281	319
Derivative financial instruments in receivable positions[e]:		
Foreign currency swaps	798	128
Foreign currency forward-exchange contracts	502	399
Interest rate swaps	276	732
Total	36,948	32,227
Other selected financial assets[f]:		
Short-term loans, carried at cost	1,195	824
Held-to-maturity debt securities, carried at amortized cost[c]	812	2,349
Private equity securities, carried at cost	811	182
Long-term loans, carried at cost	784	1,568
Total	3,602	4,923
Total selected financial assets	40,550	37,150
Financial liabilities measured at fair value on a recurring basis[a]:		
Derivative financial instruments in a liability position[g]:		
Foreign currency swaps	528	153
Foreign currency forward-exchange contracts	237	1,083
Interest rate swaps	25	7
Total	790	1,243
Other financial liabilities[f], [h]:		
Short-term borrowings, carried at historical proceeds, as adjusted[i]	5,469	9,320
Long-term debt, carried at historical proceeds, as adjusted[j], [k]	43,193	7,963
Total	48,662	17,283
Total selected financial liabilities	$49,452	$18,526

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs. Virtually all of our financial assets and liabilities measured at fair value on a recurring basis use Level 2 inputs in the calculation of fair value, except that included in available-for-sale equity securities, excluding money market funds, are $77 million as of December 31, 2009 and $87 million as of December 31, 2008 of investments that use Level 1 inputs in the calculation of fair value. None of our financial assets and liabilities measured at fair value on a recurring basis is valued using Level 3 inputs at December 31, 2009 or 2008.

[b] Trading securities are held in trust for legacy Pharmacia severance benefits.

[c] Gross unrealized gains and losses are not significant.

[d] Includes approximately $1.2 billion of money market funds held in escrow to secure certain of Wyeth's payment obligations under its 1999 Nationwide Class Action Settlement Agreement, which relates to litigation alleging that Wyeth's former weight-loss products, Redux and Pondimin, caused valvular heart disease and other conditions.

[e] Designated as hedging instruments, except for certain foreign currency contracts used as offsets; namely, foreign currency swaps with fair values of $106 million and foreign currency forward-exchange contracts with fair values of $100 million at December 31, 2009; and foreign currency swaps with fair values of $32 million and foreign currency forward-exchange contracts with fair values of $175 million at December 31, 2008.

[f] The differences between the estimated fair values and carrying values of our financial assets and liabilities not measured at fair value on a recurring basis were not significant as of December 31, 2009 or December 31, 2008.

[g] Designated as hedging instruments, except for certain foreign currency contracts used as offsets, namely, foreign currency forward-exchange contracts with fair values of $122 million and foreign currency swaps with fair values of $3 million at December 31, 2009; and foreign currency forward-exchange contracts with fair values of $836 million and foreign currency swaps with fair values of $76 million at December 31, 2008.

[h] The carrying amounts may include adjustments for discount or premium amortization or for the effect of interest rate swaps designated as hedges.

[i] Includes foreign currency borrowings with fair values of $1.1 billion at December 31, 2009 and $1.6 billion at December 31, 2008, which are used as hedging instruments.

(j) Includes foreign currency debt with fair values of $2.1 billion at December 31, 2009 and December 31, 2008, which is used as a hedging instrument.
(k) The fair value of our long-term debt is $46.2 billion at December 31, 2009 and $8.2 billion at December 31, 2008.

The following methods and assumptions were used to estimate the fair value of our financial assets and liabilities:

- Trading equity securities—quoted market prices.
- Trading debt securities—observable market interest rates.
- Available-for-sale debt securities—matrix-pricing model using observable market quotes and credit ratings.
- Available-for-sale money market funds—observable prices.
- Available-for-sale equity securities, excluding money market funds—pricing services that principally use a composite of observable prices.
- Derivative financial instruments (assets and liabilities)—matrix-pricing model using observable market quotes and credit ratings.
- Held-to-maturity debt securities—matrix-pricing model using observable market quotes and credit ratings.
- Short-term and long-term loans—discounted future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- Private equity securities—application of the implied volatility associated with an observable biotech index to the carrying amount of our portfolio and, to a lesser extent, performance multiples of comparable securities adjusted for company-specific information.
- Short-term borrowings and long-term debt—matrix-pricing model using observable market quotes and our own credit rating.

In addition, we have long-term receivables where the determination of fair value uses discounted future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

These selected financial assets and liabilities are in the following captions in the consolidated balance sheets as follows:

(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2009	2008
Assets		
Cash and cash equivalents	**$ 666**	$ 1,980
Short-term investments	**23,991**	21,609
Short-term loans	**1,195**	824
Long-term investments and loans	**13,122**	11,478
Current deferred tax assets and other current assets(a)	**526**	404
Noncurrent deferred tax assets and other noncurrent assets(b)	**1,050**	855
Total	**$40,550**	$37,150
Liabilities		
Short-term borrowings	**$ 5,469**	$ 9,320
Current deferred tax liabilities and other current liabilities(c)	**369**	1,119
Long-term debt	**43,193**	7,963
Other noncurrent liabilities(d)	**421**	124
Total	**$49,452**	$18,526

(a) At December 31, 2009, derivative instruments at fair value include foreign currency forward-exchange contracts ($503 million) and foreign currency swaps ($23 million) and at December 31, 2008, includes foreign currency forward-exchange contracts ($398 million), interest rate swaps ($4 million) and foreign currency swaps ($2 million).
(b) At December 31, 2009, derivative instruments at fair value include foreign currency swaps ($774 million) and interest rate swaps ($276 million) and at December 31, 2008, includes interest rate swaps ($729 million) and foreign currency swaps ($126 million).
(c) At December 31, 2009, derivative instruments at fair value include foreign currency forward-exchange contracts ($237 million) and foreign currency swaps ($132 million) and at December 31, 2008, includes foreign currency forward-exchange contracts ($1.1 billion) and foreign currency swaps ($36 million).
(d) At December 31, 2009, derivative instruments at fair value include foreign currency swaps ($396 million) and interest rate swaps ($25 million) and at December 31, 2008, includes foreign currency swaps ($117 million) and interest rate swaps ($7 million).

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity securities, when a decline in fair value, if any, is determined to be other-than-temporary, an impairment charge is recorded, and a new cost basis in the investment is established. For loans, an impairment charge is recorded if it is probable that we will not be able to collect all amounts due according to the loan agreement. There were no significant impairments recognized in 2009, 2008 or 2007.

B. Investments in Debt and Equity Securities

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2009, follow:

	YEARS		
(MILLIONS OF DOLLARS)	WITHIN 1	OVER 1 TO 5	TOTAL
Available-for-sale debt securities:			
Western European and other government debt	$16,612	$2,494	$19,106
Western European and other government agency debt	2,578	595	3,173
Federal Home Loan Mortgage Corporation and Federal National Mortgage Association	102	2,815	2,917
Corporate debt	1,001	1,877	2,878
U.S. government Federal Deposit Insurance Corporation guaranteed debt	—	1,753	1,753
Supranational debt	968	335	1,303
Reverse repurchase agreements[(a)]	1,018	—	1,018
Other asset-backed securities	37	97	134
Certificates of deposit	56	—	56
Held-to-maturity debt securities:			
Certificates of deposit and other	806	6	812
Total debt securities	$23,178	$9,972	$33,150
Trading securities			184
Available-for-sale money market funds[(b)]			2,569
Available-for-sale equity securities, excluding money market funds			281
Total			$36,184

[(a)] Involving U.S. government securities.
[(b)] Consisting of securities issued by the U.S. government and its agencies or instrumentalities and reverse repurchase agreements involving the same investments held.

C. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $3.9 billion as of December 31, 2009, and $7.8 billion as of December 31, 2008. The weighted-average effective interest rate on short-term borrowings outstanding was 0.7% as of December 31, 2009, and 1.9% as of December 31, 2008.

As of December 31, 2009, we had access to $8.6 billion of lines of credit, of which $6.4 billion expire within one year. Of these lines of credit, $8.5 billion are unused, of which our lenders have committed to loan us $7.1 billion at our request. Also, $7.0 billion of our unused lines of credit, of which $5.0 billion expire in late 2010 and $2.0 billion expire in 2013, may be used to support our commercial paper borrowings.

D. Long-Term Debt

We issued long-term debt in the first and second quarters of 2009, virtually all of the proceeds of which were used to partially finance our acquisition of Wyeth on October 15, 2009. Also, our long-term debt increased due to the addition of an aggregate principal amount of $10.3 billion of legacy Wyeth debt. On October 30, 2009, Pfizer Inc. issued an unconditional and irrevocable guarantee of the prompt payment, when due, of any amounts owed in respect of an aggregate principal amount of $10.3 billion of such debt. The guarantee is an unsecured unsubordinated obligation of Pfizer Inc. The legacy Wyeth debt has a weighted-average maturity of approximately 11 years, ranging from 2011 through 2037. Additional information about our long-term debt, including legacy Wyeth debt follows:

(MILLIONS OF DOLLARS)	MATURITY DATE	AS OF DECEMBER 31, 2009	2008
Senior unsecured notes:			
Issued on March 24, 2009:			
4.45%[a]	March 2012	$ 3,510	$ —
6.20%[a]	March 2019	3,247	—
5.35%[a]	March 2015	2,997	—
7.20%[a]	March 2039	2,455	—
Floating rate notes at the three-month London Interbank Offering Rate (LIBOR), plus 1.95%	March 2011	1,250	—
Issued on June 3, 2009:			
4.75% euro[b]	June 2016	2,867	—
5.75% euro[b]	June 2021	2,865	—
3.625% euro[b]	June 2013	2,653	—
6.50% U.K. pound[b]	June 2038	2,408	—
Legacy Wyeth debt:			
5.95%	April 2037	2,091	—
5.50%	February 2014	1,912	—
5.50%	March 2013	1,617	—
6.95%	March 2011	1,570	—
5.50%	February 2016	1,087	—
Notes and other debt with a weighted-average interest rate of 6.21%[c]	2011–2036	2,869	—
Other:			
4.55% euro	May 2017	1,391	1,312
4.75% euro	December 2014	1,385	1,311
Debentures, notes, borrowings and mortgages with a weighted-average interest rate of approximately 4.17%[d]	2011–2028	5,019	5,340
Total long-term debt		$43,193	$7,963
Current portion not included above		$ 27	$ 937

[a] Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at the U.S. Treasury rate plus 0.50% plus, in each case, accrued and unpaid interest.
[b] Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at a comparable government bond rate plus 0.20% plus accrued and unpaid interest.
[c] The weighted-average maturity of all other debt issuances is approximately 17 years.
[d] The weighted-average maturity of all other debt issuances is approximately 8 years.

Long-term debt outstanding as of December 31, 2009 matures in the following years:

(MILLIONS OF DOLLARS)	2011	2012	2013	2014	AFTER 2014
Maturities	$4,137	$3,522	$4,278	$4,125	$27,131

In March 2007, we filed a securities registration statement with the U.S. Securities and Exchange Commission (SEC). The registration statement was filed under the automatic shelf registration process available to "well-known seasoned issuers" and expires in March 2010. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances. On March 24, 2009, in order to partially finance our acquisition of Wyeth, we issued $13.5 billion of senior unsecured notes under this registration statement. On June 3, 2009, also in order to partially finance the Wyeth acquisition, we issued approximately $10.5 billion of senior unsecured notes in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended (Securities Act of 1933). The notes have not been and will not be registered under the Securities Act of 1933 and, subject to certain exceptions, may not be sold, offered or delivered within the United States or to, or for, the account or benefit of U.S. persons.

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk, in part, through operational means, including managing expected same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The aggregate notional amount of foreign exchange derivative financial instruments hedging or offsetting foreign currency exposures is $50 billion. The derivative financial instruments primarily hedge or offset exposures in euro, Japanese yen and U.K. pound.

All derivative contracts used to manage foreign currency risk are measured at fair value and are reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and purpose of the financial instrument (offset or hedge relationship) and the effectiveness of the hedge relationships, as follows:

- We defer on the balance sheet the effective portion of the gains or losses on foreign currency forward-exchange contracts and foreign currency swaps that are designated as cash flow hedges and reclassify those amounts, as appropriate, into earnings in the same period or periods during which the hedged transaction affects earnings.

- We recognize the gains and losses on forward-exchange contracts and foreign currency swaps that are used to offset the same foreign currency assets or liabilities immediately into earnings along with the earnings impact of the items they generally offset. These contracts essentially take the opposite currency position of that reflected in the month-end balance sheet to counterbalance the effect of any currency movement.

- We recognize the gain and loss impact on foreign currency swaps designated as hedges of our net investments in earnings in three ways: over time—for the periodic net swap payments; immediately—to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments–to the extent of change in the foreign exchange spot rates.

- We defer on the balance sheet foreign exchange gains and losses related to foreign exchange-denominated debt designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness in 2009, 2008 or 2007.

Interest Rate Risk—Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We seek to invest and loan primarily on a short-term or variable-rate basis; however, in light of current market conditions, we currently borrow primarily on a long-term, fixed-rate basis. From time to time, depending on market conditions, we will change the profile of our outstanding debt by entering into derivative financial instruments like interest rate swaps.

We entered into derivative financial instruments to hedge or offset the fixed interest rates on the hedged item, matching the amount and timing of the hedged item. The aggregate notional amount of interest rate derivative financial instruments is $6.2 billion. The derivative financial instruments hedge U.S. dollar, euro and U.K. pound fixed-rate debt.

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings, as follows:

We recognize the gains and losses on interest rate swaps that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged risk. We recognize the offsetting earnings impact of fixed-rate debt attributable to the hedged risk also in earnings.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness in 2009, 2008 or 2007.

Information about gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk is as follows:

(MILLIONS OF DOLLARS)	GAINS/(LOSSES) YEAR ENDED DECEMBER 31, 2009
Derivative Financial Instruments in Fair Value Hedge Relationships	
Interest rate swaps	
Recognized in OID[(a)]	$ (6)
Foreign currency swaps	
Recognized in OID[(a)]	(3)
Derivative Financial Instruments in Cash Flow Hedge Relationships	
U.S. Treasury interest rate locks	
Recognized in OID[(a)]	$ (11)
Recognized in OCI[(a), (b)]	(16)
Reclassified from OCI to OID[(a), (b)]	—
Foreign currency swaps	
Recognized in OID[(a)]	—
Recognized in OCI[(a), (b)]	305
Reclassified from OCI to OID[(a), (b)]	281
Foreign currency forward exchange contracts	
Recognized in OID[(a)]	—
Recognized in OCI[(a), (b)]	6
Reclassified from OCI to OID[(a), (b)]	18
Derivative Financial Instruments in Net Investment Hedge Relationships	
Foreign currency swaps	
Recognized in OID[(a)]	$ (1)
Recognized in OCI[(a), (b)]	17
Derivative Financial Instruments Not Designated as Hedges	
Foreign currency swaps	
Recognized in OID[(a)]	$ 22
Foreign currency forward-exchange contracts	
Recognized in OID[(a)]	(418)
Non-Derivative Financial Instruments in Net Investment Hedge Relationships	
Foreign currency short-term borrowings	
Recognized in OID[(a)]	$ —
Recognized in OCI[(a), (b)]	54
Foreign currency long-term debt	
Recognized in OID[(a)]	—
Recognized in OCI[(a), (b)]	52

(a) OID = *Other (income)/deductions—net.* OCI = *Other comprehensive income/(expense),* a balance sheet account.
(b) Amounts presented represent the effective portion of the gain or loss. For derivative financial instruments in cash flow hedge relationships, the effective portion is included in *Other comprehensive income/(expense) – Net unrealized gains/(losses) on derivative financial instruments.* For derivative financial instruments in net investment hedge relationships and for foreign currency debt designated as hedging instruments, the effective portion is included in *Other comprehensive income/(expense)—Currency translation adjustment.*

For information about the fair value of our derivative financial instruments, and the impact on our consolidated balance sheet, see *Note 9A. Financial Instruments: Selected Financial Assets and Liabilities.* Certain of our derivative instruments are covered by associated credit-support agreements that have credit-risk-related contingent features designed to reduce our counterparties' exposure to our risk of defaulting on amounts owed. The aggregate fair value of these derivative instruments that are in a liability position is $428 million, for which we have posted collateral of $309 million in the normal course of business. These features include the requirement to pay additional collateral in the event of a downgrade in our debt ratings. If there had been a downgrade to an A rating by Standard & Poor's (S&P) or the equivalent rating by Moody's Investors Service (Moody's) on December 31, 2009, we would have been required to post an additional $20 million of collateral to our counterparties. If there had been a downgrade to below an A rating by S&P or the equivalent rating by Moody's, on December 31, 2009, we would have been required to post an additional $108 million of collateral to our counterparties. The collateral advanced receivables are reported in *Short-term loans.*

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to our foreign exchange and interest rate agreements and do not expect to incur a significant loss from failure of any counterparties to perform under the agreements. There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2009, we had $2 billion due from a well-diversified, highly rated group (S&P's rating of mostly AA or better) of bank counterparties around the world.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2009, we received cash collateral of $953 million against various counterparties. The collateral primarily supports the approximate fair value of our derivative contracts. The collateral received obligations are reported in *Short-term borrowings, including current portion of long-term debt.*

10. Inventories

The components of inventories follow:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	2009	2008
Finished goods	$ 5,249	$2,024
Work-in-process	5,776	1,527
Raw materials and supplies	1,378	830
Total inventories[(a), (b)]	$12,403	$4,381

[(a)] Increase primarily due to the acquisition of Wyeth inventories, which were recorded at fair value (see *Note 2. Acquisition of Wyeth* for additional detail). Wyeth inventories included pre-launch inventory associated with Prevnar/Prevenar 13 Infant which did not launch until 2010. Prevnar/ Prevenar 13 Infant was approved by the EU member states in December 2009 and in the U.S. in February 2010.

[(b)] Certain amounts of inventories are in excess of one year's supply, including the pre-launch inventory associated with Prevnar/Prevenar 13 Infant. These excess amounts are primarily attributable to biologics inventory acquired from Wyeth at fair value and the quantities are generally consistent with the normal operating cycle of such inventory. There are no recoverability issues associated with these quantities.

11. Property, Plant and Equipment

The major categories of property, plant and equipment follow:

	USEFUL LIVES	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	(YEARS)	2009	2008
Land	—	$ 937	$ 616
Buildings	33 1/3-50	14,186	8,775
Machinery and equipment	8-20	12,236	9,583
Furniture, fixtures and other	3-12 1/2	4,599	4,350
Construction in progress	—	1,966	1,804
		33,924	25,128
Less: Accumulated depreciation		11,144	11,841
Total property, plant and equipment[(a)]		$22,780	$13,287

[(a)] Increase primarily due to the acquisition of Wyeth property, plant and equipment, which was recorded at fair value (see *Note 2. Acquisition of Wyeth* for additional detail).

12. Goodwill and Other Intangible Assets

A. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 follow:

(MILLIONS OF DOLLARS)	BIOPHARMACEUTICAL	DIVERSIFIED	OTHER	TOTAL
Balance as of January 1, 2008	$21,256	$126	$ —	$21,382
Additions[(a)]	21	36	—	57
Other[(b)]	40	(15)	—	25
Balance, December 31, 2008	21,317	147	—	21,464
Additions[(a)]	—	—	19,954	19,954
Other[(b)]	848	26	84	958
Balance as of December 31, 2009	**$22,165**	**$173**	**$20,038**	**$42,376**

[(a)] In 2009, $20.0 billion relates to our acquisition of Wyeth and is subject to change upon completion of our allocation of the consideration transferred to the assets acquired and liabilities assumed from Wyeth (see *Note 2. Acquisition of Wyeth*). The allocation of goodwill among reporting units has not yet been completed but will be completed within one year from the Wyeth acquisition date, October 15, 2009. In 2008, primarily related to our acquisitions of Coley and a number of animal health product lines from Schering-Plough, as well as two smaller animal health acquisitions.

[(b)] In 2009, primarily relates to foreign exchange, partially offset by a reduction of approximately $150 million in Biopharmaceutical in connection with the formation of ViiV (see *Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity-Method Investment* for additional information.) In 2008, primarily relates to tax adjustments and the impact of foreign exchange.

B. Other Intangible Assets

The components of identifiable intangible assets, primarily included in Biopharmaceutical follow:

	AS OF DECEMBER 31,					
	2009			2008		
(MILLIONS OF DOLLARS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION
Finite-lived intangible assets:						
Developed technology rights	$68,870	$(21,223)	$47,647	$31,484	$(17,673)	$13,811
Brands	1,637	(535)	1,102	1,016	(487)	529
License agreements	622	(119)	503	246	(78)	168
Trademarks	113	(73)	40	118	(78)	40
Other[(a)]	488	(231)	257	531	(291)	240
Total amortized finite-lived intangible assets	71,730	(22,181)	49,549	33,395	(18,607)	14,788
Indefinite-lived intangible assets:						
Brands	12,562	—	12,562	2,860	—	2,860
In-process research and development	5,834	—	5,834	—	—	—
Trademarks	68	—	68	70	—	70
Other	2	—	2	3	—	3
Total indefinite-lived intangible assets	18,466	—	18,466	2,933	—	2,933
Total identifiable intangible assets	$90,196	$(22,181)	$68,015[(b)]	$36,328	$(18,607)	$17,721[(b)]

(a) Includes patents, non-compete agreements and customer contracts.

(b) Increase primarily relates to the acquisition of Wyeth's identifiable intangible assets, which were recorded at fair value (see *Note 2. Acquisition of Wyeth*), partially offset by amortization.

All of these assets are subject to our review for impairment, explained in *Note 1L. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our Biopharmaceutical segment. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of developed technology rights are the following (in order of significance): Enbrel and Prevnar/Prevenar 13 Infant and, to a lesser extent, Celebrex, Premarin, Effexor, Pristiq, BeneFIX, BMP-2, Refacto, Genotropin, Tygacil, Detrol/Detrol LA, Xalatan, Prevnar/Prevenar 7 and Zyvox.

Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Biopharmaceutical products, such as Rebif and Spiriva.

Brands

Brands represent the amortized or unamortized cost associated with tradenames and know-how, as the products themselves no longer receive patent protection. Most of these assets are associated with our Diversified segment. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of indefinite-lived brands are the following (in order of significance): Advil, 3rd Age Nutritionals, Xanax, 1st Age Nutritionals, Centrum, Medrol, 2nd Age Nutritionals, Robitussin, Caltrate, Preparation H and ChapStick. The more significant components of finite-lived brands are the following (in order of significance): Depo-Provera, Advil Cold and Sinus and Dimetapp.

In-Process Research and Development

IPR&D assets represent research and development assets that have not yet received regulatory approval and are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated research and development effort. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. In 2009, Prevnar/Prevenar 13 Infant received regulatory approval in a major market, and as a result, we reclassified the asset from IPR&D to Developed Technology Rights and began to amortize the asset.

If the associated research and development effort is abandoned, the related IPR&D assets will likely be written off and we will record an impairment loss in our consolidated statements of income.

All of these IPR&D assets were acquired in connection with our acquisition of Wyeth. The significant components of IPR&D are Prevnar/Prevenar 13 Adult and projects for the treatment of Alzheimer's disease, cancer and leukemia, among others.

Amortization and Impairments

The weighted-average life of both our total finite-lived intangible assets and our developed technology rights is approximately 11 years. Total amortization expense for finite-lived intangible assets was $3.0 billion in 2009, $2.8 billion in 2008 and $3.2 billion in 2007.

The annual amortization expense expected for the years 2010 through 2014 is as follows:

(MILLIONS OF DOLLARS)	2010	2011	2012	2013	2014
Amortization expense	$5,884	$5,842	$5,737	$5,309	$4,317

In 2009, we recorded an impairment charge of $298 million in *Other (income)/deductions—net* associated with certain materials used in our research and development activities that are no longer considered recoverable. We had no significant impairments in 2008, and, in 2007, we recorded charges of $1.1 billion in *Cost of sales* and *Selling, informational and administrative expenses* related to the impairment of Exubera (see *Note 3F. Other Significant Transactions and Events: Exubera*).

13. Pension and Postretirement Benefit Plans and Defined Contribution Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans. In 2009, we assumed all of Wyeth's defined benefit obligations and related plan assets for qualified and non-qualified pension plans and postretirement plans in connection with our acquisition of Wyeth (see *Note 2. Acquisition of Wyeth)*.

A. Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive (Income)/Expense

The annual cost and other amounts recognized in other comprehensive (income)/expense of the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and postretirement plans follow:

	YEAR ENDED DECEMBER 31,											
	PENSION PLANS									POSTRETIREMENT PLANS		
	U.S. QUALIFIED			U.S. SUPPLEMENTAL (NON-QUALIFIED)			INTERNATIONAL					
(MILLIONS OF DOLLARS)	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Service cost	**$ 252**	$ 236	$ 282	**$ 24**	$ 23	$ 27	**$ 188**	$ 249	$ 292	**$ 39**	$ 39	$ 42
Interest cost	**526**	459	447	**53**	38	55	**342**	388	349	**145**	141	137
Expected return on plan assets	**(527)**	(646)	(693)	**—**	—	—	**(375)**	(437)	(381)	**(26)**	(35)	(36)
Amortization of:												
Actuarial losses	**212**	32	65	**31**	29	45	**30**	43	96	**18**	28	42
Prior service costs/(credits)	**2**	3	8	**(2)**	(2)	(2)	**(3)**	1	—	**(3)**	1	1
Curtailments and settlements—net	**110**	32	58	**(2)**	120	5	**4**	3	(155)	**(3)**	10	5
Special termination benefits	**61**	30	16	**137**	—	—	**8**	25	29	**24**	17	17
Less: Amounts included in discontinued operations	**—**	—	(27)	**—**	—	—	**—**	—	—	**—**	—	—
Net periodic benefit costs	**636**	146	156	**241**	208	130	**194**	272	230	**194**	201	208
Other changes recognized in other comprehensive (income)/ expense[(a)]	**(783)**	2,273	(582)	**(23)**	(52)	(134)	**806**	415	(808)	**(122)**	(140)	(311)
Total recognized in net periodic benefit costs and other comprehensive (income)/expense	**$(147)**	$2,419	$(426)	**$218**	$156	$ (4)	**$1,000**	$ 687	$(578)	**$ 72**	$ 61	$(103)

[(a)] For details, see *Note 8. Other Comprehensive Income/(Expense).*

The increase in the 2009 U.S. qualified pension plans' net periodic benefit costs compared to 2008 was largely driven by the securities market downturn during 2008 and by charges resulting from employee terminations associated with our cost-reduction initiatives. The securities market downturn during 2008 contributed to a lower plan asset base and higher actuarial losses recognized. The decrease in the 2008 U.S. qualified pension plans' net periodic benefit costs compared to 2007 was largely driven by the increase in the discount rate and the impact of our cost-reduction initiatives.

The increase in the 2009 U.S. supplemental (non-qualified) plans' net periodic benefit costs compared to 2008 was largely driven by the impact of special termination benefits recognized for certain executives as part of Wyeth-related restructuring initiatives. The increase in the 2008 U.S. supplemental (non-qualified) plans' net periodic benefit costs compared to 2007 was largely driven by settlement charges recognized due to lump sum benefit payments made to certain former executives in 2008.

The decrease in the 2009 international plans' net periodic benefit costs compared to 2008 was largely driven by an increase in interest rates set at the beginning of the year and ongoing restructuring and certain acquisition-related activities, which was partially offset by lower expected returns on plan assets. The increase in the 2008 international plans' net periodic benefit costs compared to 2007 was attributable to a settlement gain of $106 million resulting from a transfer of pension obligations, along with the respective plan assets, to the Japanese government in accordance with Japanese laws, which was partially offset by higher expected return on plan assets during 2008.

The following table presents the amount in *Accumulated other comprehensive income/(expense)* expected to be amortized into 2010 net periodic benefit costs:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POSTRETIREMENT PLANS
Actuarial losses	$(153)	$(29)	$(70)	$ (1)
Prior service (costs)/credits and other	(2)	2	4	18
Total	$(155)	$(27)	$(66)	$17

B. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions:

(PERCENTAGES)	2009	2008	2007
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans	6.3%	6.4%	6.5%
U.S. non-qualified pension plans	6.2	6.4	6.5
International pension plans	5.1	5.6	5.3
Postretirement plans	6.0	6.4	6.5
Rate of compensation increase:			
U.S. qualified pension plans	4.0	4.3	4.5
U.S. non-qualified pension plans	4.0	4.3	4.5
International pension plans	3.6	3.2	3.3
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate:			
U.S. qualified pension plans	6.4	6.5	5.9
U.S. non-qualified pension plans	6.4	6.5	5.9
International pension plans	5.6	5.3	4.4
Postretirement plans	6.4	6.5	5.9
Expected return on plan assets:			
U.S. qualified pension plans	8.5	8.5	9.0
International pension plans	6.7	7.2	6.6
Postretirement plans	8.5	8.5	9.0
Rate of compensation increase:			
U.S. qualified pension plans	4.3	4.5	4.5
U.S. non-qualified pension plans	4.3	4.5	4.5
International pension plans	3.2	3.3	3.6

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations were established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we may change based on shifts in economic and financial market conditions. The 2009 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans are as follows:

(PERCENTAGES)	2009	2008
Healthcare cost trend rate assumed for next year	8.6%	9.0%
Rate to which the cost trend rate is assumed to decline	5.0	5.0
Year that the rate reaches the ultimate trend rate	2018	2018

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects as of December 31, 2009:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 16	$ (14)
Effect on postretirement benefit obligation	360	(307)

C. Obligations and Funded Status

The following table presents an analysis of the changes in 2009 and 2008 in the benefit obligations, plan assets and accounting funded status of our U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and our postretirement plans:

	YEAR ENDED DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	2009	2008	2009	2008	2009	2008	2009	2008
Change in benefit obligation:								
Benefit obligation at beginning of year	$ 7,783	$ 7,456	$ 876	$ 973	$ 5,851	$ 7,839	$ 1,966	$ 2,178
Service cost	252	236	24	23	188	249	39	39
Interest cost	526	459	53	38	342	388	145	141
Employee contributions	—	—	—	—	12	21	49	39
Plan amendments	(1)	(6)	—	(1)	(2)	18	(151)	(33)
Increases/(decreases) arising primarily from changes in actuarial assumptions	9	172	33	102	1,136	(1,005)	108	(221)
Foreign exchange impact	—	—	—	—	844	(1,234)	10	(11)
Acquisitions[(a)]	4,785	—	364	—	1,062	7	1,798	—
Curtailments	(196)	(48)	(29)	(6)	(25)	(74)	(26)	11
Settlements	(325)	(212)	(32)	(202)	(53)	(58)	—	—
Special termination benefits	61	30	137	—	8	25	24	17
Benefits paid	(316)	(304)	(58)	(51)	(301)	(325)	(229)	(194)
Benefit obligation at end of year[(a),(b)]	12,578	7,783	1,368	876	9,062	5,851	3,733	1,966
Change in plan assets:								
Fair value of plan assets at beginning of year	5,897	7,989	—	—	4,394	6,579	303	413
Actual gain/(loss) on plan assets	800	(1,576)	—	—	646	(1,249)	67	(107)
Company contributions	2	—	90	253	448	471	180	152
Employee contributions	—	—	—	—	12	21	49	39
Foreign exchange impact	—	—	—	—	574	(1,048)	—	—
Acquisitions[(a)]	3,919	—	—	—	804	3	—	—
Settlements	(325)	(212)	(32)	(202)	(53)	(58)	—	—
Benefits paid	(316)	(304)	(58)	(51)	(301)	(325)	(229)	(194)
Fair value of plan assets at end of year[(a)]	9,977	5,897	—	—	6,524	4,394	370	303
Funded status (plan assets less than the benefit obligation) at end of year[(a)]	$ (2,601)	$(1,886)	$(1,368)	$(876)	$(2,538)	$(1,457)	$(3,363)	$(1,663)

(a) Increase in 2009 primarily due to acquisition of Wyeth (see *Note 2. Acquisition for Wyeth*, for additional information).
(b) For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation.

The unfavorable change in our U.S. qualified plans' projected benefit obligations funded status from $1.9 billion underfunded in the aggregate as of December 31, 2008, to $2.6 billion underfunded in the aggregate as of December 31, 2009, was largely driven by the acquisition of the Wyeth U.S. qualified pension plans and the 0.1 percentage-point reduction in discount rate, which was partially offset by the increase in plan assets due to investment gains earned from the securities market recovery during 2009. In 2009, contributions to our U.S. qualified plans were $2 million. In 2008, contributions to our U.S. qualified plans were not significant. In the aggregate, the U.S. qualified pension plans are underfunded on a projected benefit measurement basis and on an accumulated benefit obligation measurement basis as of December 31, 2009 and 2008.

The unfavorable change in our U.S. supplemental (non-qualified) pension plans' projected benefit obligations funded status from $876 million underfunded in the aggregate as of December 31, 2008 to $1.4 billion underfunded in the aggregate as of December 31, 2009, was largely driven by the acquisition of the Wyeth U.S. supplemental (non-qualified) pension plans and recognition of special termination benefits for certain executives as part of Wyeth-related restructuring initiatives. The U.S. supplemental (non-qualified) pension plans are not generally funded, as there is no tax or other incentives that exist, and these obligations, which are substantially greater than the annual cash outlay for these liabilities, are paid from cash generated from operations.

The unfavorable change in our international plans' projected benefit obligations funded status from $1.5 billion underfunded in the aggregate as of December 31, 2008, to $2.5 billion underfunded in the aggregate as of December 31, 2009, was largely driven by the acquisition of the Wyeth international pension plans, a 0.4 percentage-point increase in the average rate of compensation increases and weakening of the U.S. dollar against the U.K. pound, euro and Japanese yen, somewhat offset by the increase in plan assets due to investment gains earned from the securities market recovery during 2009. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheet to reflect those plans that are not fully funded.

The unfavorable change in our postretirement plans' accumulated benefit obligations (ABO) funded status from $1.7 billion underfunded in the aggregate as of December 31, 2008, to $3.4 billion underfunded in the aggregate as of December 31, 2009, was largely driven by the acquisition of the Wyeth postretirement plans.

The ABO for all of our U.S. qualified pension plans were $11.4 billion in 2009 and $7.0 billion in 2008. The ABO for our U.S. supplemental (non-qualified) pension plans was $1.2 billion in 2009 and $762 million in 2008. The ABO for our international pension plans was $8.0 billion in 2009 and $5.3 billion in 2008.

The U.S. qualified pension plans loan securities to other companies. Such securities may be onward loaned, sold or pledged by the other companies, but they may be required to be returned in a short period of time. We also require cash collateral from these companies and a maintenance margin of 103% of the fair value of the collateral relative to the fair value of the loaned securities. As of December 31, 2009, the fair value of collateral received was $722 million and as of December 31, 2008, the fair value of collateral received was $572 million. The securities loaned continue to be included in the table above in *Fair value of plan assets at end of year*.

Amounts recognized in our consolidated balance sheet follow:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Noncurrent assets[(a)]	**$ —**	$ —	**$ —**	$ —	**$ 146**	$ 160	**$ —**	$ —
Current liabilities[(b)]	**—**	—	**(203)**	(107)	**(58)**	(37)	**(120)**	(59)
Noncurrent liabilities[(c)]	**(2,601)**	(1,886)	**(1,165)**	(769)	**(2,626)**	(1,580)	**(3,243)**	(1,604)
Funded status	**$(2,601)**	$(1,886)	**$(1,368)**	$(876)	**$(2,538)**	$(1,457)	**$(3,363)**	$(1,663)

[(a)] Included primarily in *Noncurrent deferred tax assets and other noncurrent assets.*
[(b)] Included in *Current deferred tax liabilities and other current liabilities.*
[(c)] Included in *Pension benefit obligations* and *Postretirement benefit obligations,* as appropriate.

Amounts recognized in *Accumulated other comprehensive income/(expense)* follow:

	AS OF DECEMBER 31,							
	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Actuarial losses	**$(2,391)**	$(3,173)	**$(405)**	$(433)	**$(2,231)**	$(1,231)	**$(226)**	$(204)
Prior service (costs)/credits and other	**15**	14	**18**	23	**(23)**	(23)	**173**	29
Total	**$(2,376)**	$(3,159)	**$(387)**	$(410)	**$(2,254)**	$(1,254)	**$ (53)**	$(175)

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and plan experience. These actuarial losses are recognized in *Accumulated other comprehensive income/(expense)* and are amortized into net periodic pension costs over an average period of 10.6 years for our U.S. qualified plans, an average period of 9.8 years for our U.S. supplemental (non-qualified) plans and an average period of 14.6 years for our international plans.

Information related to the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans follows:

	AS OF DECEMBER 31,					
	PENSION PLANS					
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL	
(MILLIONS OF DOLLARS)	2009	2008	2009	2008	2009	2008
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	$ 9,792	$5,897	$ —	$ —	$1,796	$1,574
Accumulated benefit obligation	11,218	7,011	1,246	762	3,725	2,961
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	9,977	5,897	—	—	5,332	1,943
Projected benefit obligation	12,578	7,783	1,368	876	8,016	3,560

All of our U.S. plans are underfunded as of December 31, 2009.

D. Plan Assets

Information about plan assets follows:

		FAIR VALUE[(a)]		
(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2009	LEVEL 1	LEVEL 2	LEVEL 3
U.S. qualified pension plans[(a)]:				
Cash and cash equivalents	$ 605	$ —	$ 605	$ —
Equity securities:				
Global equity securities	3,034	3,009	16	9
Equity commingled funds	1,670	—	1,670	—
Debt securities:				
Fixed income commingled funds	791	—	791	—
Government bonds	526	—	500	26
Corporate debt securities	2,054	—	2,039	15
Other investments:				
Private equity funds	843	—	—	843
Other	454	—	—	454
Total	9,977	3,009	5,621	1,347
International pension plans[(a)]:				
Cash and cash equivalents	402	—	402	—
Equity securities:				
Global equity securities	1,570	1,430	107	33
Equity commingled funds	1,682	—	1,662	20
Debt securities:				
Fixed income commingled funds	1,081	—	1,081	—
Government bonds	977	—	977	—
Corporate debt securities	149	—	144	5
Other investments:				
Private equity funds	39	—	5	34
Insurance contracts	411	—	65	346
Other	213	—	86	127
Total	6,524	1,430	4,529	565
U.S. postretirement plans[(a),(b)]:				
Cash and cash equivalents	35	—	35	—
Equity securities:				
Global equity securities	25	25	—	—
Equity commingled funds	163	—	163	—
Debt securities:				
Fixed income commingled funds	99	—	99	—
Government bonds	7	—	7	—
Corporate debt securities	26	—	26	—
Other investments	15	—	15	—
Total	$ 370	$ 25	$ 345	$ —

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.
[b] Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

The following table presents an analysis of changes during 2009 in Level 3 plan assets, by plan asset category, for our U.S. qualified pension plans and international pension plans using significant unobservable inputs to measure fair value:

		ACTUAL RETURN ON PLAN ASSETS					
(MILLIONS OF DOLLARS)	FAIR VALUE, BEGINNING OF YEAR	ASSETS HELD, END OF YEAR	ASSETS SOLD DURING THE PERIOD	PURCHASES, SALES AND SETTLEMENTS, NET	TRANSFER INTO/(OUT OF) LEVEL 3	EXCHANGE RATE CHANGES	FAIR VALUE, END OF YEAR
U.S. qualified pension plans:							
Equity securities:							
Global equity securities	$ 4	$ 2	$ (2)	$ 5	$—	$—	$ 9
Debt securities:							
Government bonds	27	1	—	(2)	—	—	26
Corporate debt securities	26	1	(1)	(11)	—	—	15
Other investments:							
Private equity funds	821	(44)	19	47	—	—	843
Other	356	(21)	3	116	—	—	454
Total Level 3 plan assets	**$1,234**	**$(61)**	**$ 19**	**$155**	**$—**	**$—**	**$1,347**
International pension plans:							
Equity securities:							
Global equity securities	$ 72	$ 15	$(25)	$ (32)	$—	$ 3	$ 33
Equity commingled funds	29	(5)	—	(6)	—	2	20
Debt securities:							
Corporate debt securities	4	—	—	(1)	2	—	5
Other investments:							
Private equity funds	26	(4)	—	8	—	4	34
Insurance contracts	309	11	—	(30)	6	50	346
Other	122	(10)	—	—	4	11	127
Total Level 3 plan assets	**$ 562**	**$ 7**	**$(25)**	**$ (61)**	**$12**	**$70**	**$ 565**

As of December 31, 2009, the following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents, Equity commingled funds, Fixed-income commingled funds—observable prices.
- Global equity securities—quoted market prices.
- Government bonds, Corporate debt securities—observable market prices.
- Other investments—principally unobservable prices adjusted by cash contributions and distributions.

The following table presents the weighted-average long-term target asset allocations and the percentage of the fair value of plan assets for our U.S. qualified and international pension plans and postretirement plans by major investment category:

	AS OF DECEMBER 31,		
	TARGET ALLOCATION PERCENTAGE	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	2009	2009	2008
U.S. qualified pension plans:			
Cash and cash equivalents	3	6.1	2.3
Equity securities	48	47.1	40.6
Debt securities	39	33.8	41.2
Real estate and other investments	10	13.0	15.9
Total	100	100.0	100.0
International pension plans:			
Cash and cash equivalents	—	6.1	8.7
Equity securities	54	49.9	48.5
Debt securities	32	33.8	31.6
Real estate and other investments	14	10.2	11.2
Total	100	100.0	100.0
U.S. postretirement plans:			
Cash and cash equivalents	9	9.4	0.6
Equity securities	54	50.9	57.9
Debt securities	34	35.6	37.0
Real estate and other investments	3	4.1	4.5
Total	100	100.0	100.0

We utilize long-term asset allocation ranges in the management of our plans' invested assets. The weighted-average target allocation percentages in the preceding table represent our current target within the allocation range for each class of assets in our portfolio. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations outlined above.

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances.

The plans' assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. Asset liability studies are performed periodically in order to support asset allocations. Assets include equity and fixed income securities, as well as investments in private real estate, private debt and private equity.

The investment managers of each separately managed account are prohibited from investing in derivative securities except for currency risk management activities, which are permitted within the plans' non-U.S. asset classes and derivatives to manage duration risk in the fixed income accounts.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more benchmarks. Investment performance and detailed statistical analysis of both investment performance and portfolio holdings are conducted, a large portion of which is presented to senior management on a quarterly basis. Periodic formal meetings are held with each investment manager to review the investments.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table presents expected future cash flow information as of December 31, 2009:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POST RETIREMENT PLANS
Expected employer contributions:				
2010	$ 7	$203	$ 445	$ 259
Expected benefit payments:				
2010	$ 837	$203	$ 383	$ 291
2011	702	119	386	301
2012	737	126	407	308
2013	777	126	423	321
2014	816	134	441	334
2015–2019	4,818	754	2,527	1,775

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

F. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock or company stock units, a portion of the employee contributions. In the U.S., the matching contributions in company stock are sourced from an internal stock trust as well as through open market purchases. Employees are permitted to subsequently diversify all or any portion of their company match contribution. The contribution match for certain legacy Pfizer U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $191 million in 2009, $198 million in 2008 and $203 million in 2007.

14. Equity

A. Common Stock

In connection with our acquisition of Wyeth on October 15, 2009, we issued approximately 1.3 billion shares of common stock, which were previously held as Pfizer treasury stock, to former Wyeth shareholders to partially fund the acquisition (see *Note 2. Acquisition of Wyeth* for additional details). The excess of the average cost of Pfizer treasury stock issued over the fair value of the stock portion of the consideration transferred to acquire Wyeth was recorded as a reduction to *Retained Earnings*. We purchase our common stock via privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase programs, which are authorized by our Board of Directors, are available for general corporate purposes.

On June 23, 2005, we announced that the Board of Directors authorized a $5 billion share-purchase plan (the 2005 Stock Purchase Plan). On June 26, 2006, we announced that the Board of Directors increased the authorized amount of shares to be purchased under the 2005 Stock Purchase Plan from $5 billion to $18 billion. On January 23, 2008, we announced that the Board of Directors had authorized a new $5 billion share-purchase plan, to be funded by operating cash flows, that may be utilized from time to time. In total, under the 2005 Stock Purchase Plan, through December 31, 2009, we purchased approximately 710 million shares for approximately $18.0 billion. We did not purchase any shares of our common stock in 2009. During 2008, we purchased 26 million shares of our common stock at an average price per share of $18.96, and during 2007, we purchased 395 million shares of our common stock at an average price per share of $25.27.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan (Preferred ESOP) Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and, therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock or, a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively, the ESOPs), the Preferred ESOP and another that holds common stock of the company (Common ESOP). As of January 1, 2008, the legacy Pharmacia U.S. savings plan was merged with the Pfizer Savings Plan. Prior to the merger, a portion of the matching contributions for legacy Pharmacia U.S. savings plan participants was funded through the ESOPs.

In January 2007, we paid the remaining balance of financing, which was outstanding prior to our acquisition of Pharmacia in 2003, relating to the Preferred ESOP. Compensation expense related to the ESOPs totaled approximately $35 million in 2007.

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of

December 31, 2009, the Preferred ESOP held preferred shares with a stated value of approximately $61 million, convertible into approximately 4 million shares of our common stock. As of December 31, 2009, the Common ESOP held approximately 5 million shares of our common stock. As of December 31, 2009, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc. Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc. stock. Our consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.*

15. Share-Based Payments

Our compensation programs can include share-based payments. In 2009, 2008 and 2007, the primary share-based awards and their general terms and conditions are as follows:

- Stock options, which, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant.
- Restricted stock units (RSUs), which, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs.
- Performance share awards (PSAs) and performance-contingent share awards (PCSAs), which, when vested, entitle the holder to receive a number of shares of Pfizer common stock, within a range of shares from zero to a specified maximum, calculated using a non-discretionary formula that measures Pfizer's performance relative to an industry peer group. Dividend equivalents accumulate on PSAs and are paid at the end of the vesting term in respect of any shares that are paid.
- Short-term incentive awards, which entitle the holder to receive a specified dollar value on the first anniversary of the grant date, based upon performance. At the election of the holder, such specified dollar value is paid: (i) in the case of senior management, all in RSUs, or half in RSUs and half in cash; and (ii) in the case of all other holders, all in RSUs, all in cash, or half in RSUs and half in cash.
- Stock appreciation rights (SARs), also referred to as Total Shareholder Return Units (TSRUs), which entitle the holder to receive, two years after the end of the vesting term, a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the closing market price of Pfizer common stock on the date of grant, plus accumulated dividend equivalents through the payment date.

The Company's shareholders approved the amendment and restatement of the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 23, 2009. The primary purpose of the amendment was to increase the number of shares of common stock available for grants by 425 million shares. In addition, the amendment provided other changes including that the number of stock options, SARs or other performance-based awards that may be granted to any one individual during any 36-month period is limited to 8 million shares and that RSUs, PSAs and restricted stock grants count as two shares, while stock options and SARs count as one share, toward the maximums for the incremental 425 million shares. As of December 31, 2009, 499 million shares were available for award, which included 0.8 million shares available for award through February 13, 2010 under the Pharmacia Long-Term Incentive plan (the Pharmacia Plan). Such amounts do not include 41 million shares previously issuable but no longer available for award under the Pharmacia Plan, as amended and restated. The 2004 Stock Plan, as amended, is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees.

The Company's shareholders originally approved the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 22, 2004, and, effective upon that approval, new stock option and other share-based awards could be granted only under the originally approved 2004 Stock Plan. As originally approved, the 2004 Stock Plan allowed a maximum of 3 million shares to be awarded to any employee per year and 475 million shares in total. RSUs, PSAs, PCSAs and restricted stock grants counted as three shares, while stock options and SARs counted as one share, toward the maximums under the Plan.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards that were granted under prior plans and were outstanding on April 22, 2004, continue in accordance with the terms of the respective plans.

Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Stock option expense	$165	$ 194	$ 286
Restricted stock unit expense	183	169	160
PSA and PCSA (expense reduction)/expense	(17)	(2)	(9)
Short-term incentive award expense	1	13	—
TSRU expense	15	10	—
Directors' compensation	2	—	—
Share-based payment expense	349	384	437
Tax benefit for share-based compensation expense	(99)	(114)	(141)
Share-based payment expense, net of tax	$250	$ 270	$ 296

Amounts capitalized as part of inventory cost were not significant. In 2009, 2008 and 2007, the impact of modifications under our cost-reduction initiatives to share-based awards was not significant. Generally, these modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Stock Options

Stock options, which, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant, are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income. The values determined through this fair-value-based method generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses,* and *Research and development expenses,* as appropriate.

All employees may receive stock option grants. No stock options were awarded to senior and key management in 2009; however, stock options were awarded to certain other employees. Except for stock options awarded to two executive officers at the time they joined Pfizer, no stock options were awarded to senior and key management in 2008. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of 10 years. In all cases, even for stock options that are subject to accelerated vesting upon voluntary retirement, stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a divestiture or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

The fair-value-based method for valuing each stock option grant on the grant date uses, for virtually all grants, the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	YEAR ENDED DECEMBER 31, 2009	2008	2007
Expected dividend yield[(a)]	4.90%	5.54%	4.49%
Risk-free interest rate[(b)]	2.69%	2.90%	4.69%
Expected stock price volatility[(c)]	41.36%	27.21%	21.28%
Expected term[(d)] (years)	6.0	5.75	5.75

[(a)] Determined using a constant dividend yield during the expected term of the option.
[(b)] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[(c)] Determined using implied volatility, after consideration of historical volatility.
[(d)] Determined using historical exercise and post-vesting termination patterns.

The following table summarizes all stock option activity during 2009:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE[(a)] (MILLIONS)
Outstanding, December 31, 2008	489,054	$32.91		
Granted	49,454	12.74		
Exercised	(556)	12.70		
Forfeited	(3,988)	21.55		
Canceled	(86,271)	36.54		
Outstanding, December 31, 2009	447,693	30.11	4.6	$259
Vested and expected to vest[(b)], December 31, 2009	441,480	30.26	4.6	$246
Exercisable, December 31, 2009	318,808	34.20	3.2	$ 3

[(a)] Market price of underlying Pfizer common stock less exercise price.
[(b)] The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to all stock option activity:

(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS AND YEARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Weighted-average grant date fair value per stock option	$3.30	$3.30	$4.11
Aggregate intrinsic value on exercise	$ 2	$ 9	$ 173
Cash received upon exercise	$ 7	$ 29	$ 532
Tax benefits realized related to exercise	$ 1	$ 3	$ 54
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	$ 147	$ 159	$ 216
Weighted-average period in years over which stock option compensation cost is expected to be recognized	1.2	1.1	1.2

C. Restricted Stock Units (RSUs)

RSUs, which, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs, are accounted for using a fair-value-based method at the date of grant. For RSUs granted in 2009, 2008 and 2007, in virtually all instances, the units vest after three years of continuous service from the grant date and the values determined using the fair-value-based method are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

The value of each RSU grant is estimated on the grant date. The fair-value-based method utilizes the closing price of Pfizer common stock on the date of grant. The following table summarizes all RSU activity during 2009:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, December 31, 2008	28,964	$24.47
Granted	15,152	13.75
Vested	(5,179)	25.25
Reinvested dividend equivalents	1,656	15.39
Forfeited	(2,510)	21.53
Nonvested, December 31, 2009	38,083	19.90

The following table provides data related to all RSU activity:

(MILLIONS OF DOLLARS EXCEPT YEARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Total fair-value-based amount of shares vested	$131	$119	$146
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	$198	$257	$254
Weighted-average period in years over which RSU cost is expected to be recognized	1.3	1.5	2.1

D. Performance Share Awards (PSAs) and Performance-Contingent Share Awards (PCSAs)

PSAs and PCSAs are awarded to senior and key management. PSAs in 2009, 2008, 2007 and 2006, and PCSAs in earlier years entitle the holder to receive, at the end of a vesting term, a number of shares of our common stock within a specified range of shares, calculated using a non-discretionary formula that measures our performance relative to an industry peer group. PSAs are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income beginning with grants in 2006. Further, PSAs generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate. PCSAs, which have not been awarded since 2005, are accounted for using the intrinsic value method in the consolidated statements of income. Senior and other key members of management may receive PSA grants and were eligible to receive PCSA grants. In most instances, PSA grants vest after three years, and PCSA grants vest after five years of continuous service from the grant date. In certain instances, PCSA grants vest over two to four years of continuous service from the grant date. The vesting terms are equal to the contractual terms.

PSA grants made in 2009, 2008, 2007 and 2006 vest and are paid based on a non-discretionary formula that measures our performance using relative total shareholder return over a performance period relative to an industry peer group. If our minimum performance in the measure is below the threshold level relative to the peer group, then no shares are paid. PCSA grants, which were all made prior to 2006, vest and are paid based on a non-discretionary formula that measures our performance using relative total shareholder return and relative change in diluted EPS over a performance period relative to an industry peer group. If our minimum performance is below the threshold level relative to the peer group, then no shares will be paid.

We measure PSA grants using a fair-value-based amount, which is derived from a Monte Carlo simulation model, times the target number of shares. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group. We measure PCSA grants at intrinsic value whereby the probable award is allocated over the term of the award, and then the resultant shares are adjusted to the fair value of our common stock at each accounting period until the date of payment.

The weighted-average assumptions used in the valuation of PSAs are as follows:

	YEAR ENDED DECEMBER 31,		
	2009	2008	2007
Risk-free interest rate	1.95%	2.05%	4.68%
Expected Pfizer stock price volatility	40.40%	27.21%	21.28%
Average peer stock price volatility	36.30%	32.13%	18.85%
Contractual term in years	3	3	3

The following table summarizes all PSA and PCSA activity during 2009, with the shares granted representing the maximum award that could be achieved:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, December 31, 2008	7,892	$23.52
Granted	2,388	12.43
Vested	(2,025)	18.77
Forfeited	(2,479)	19.09
Modifications[a]	342	15.05
Nonvested, December 31, 2009	6,118	23.07

[a] Modifications include pro-ration of the awards for service to the date of termination for 13 former employees in 2009. The modifications were made at the discretion of the Senior Vice President of Worldwide Human Resources, or her designee for 2009. There was no incremental cost related to the modifications.

The following table provides data related to all PSA and PCSA activity:

(MILLIONS OF DOLLARS, EXCEPT YEARS)	YEAR ENDED DECEMBER 31, 2009	2008	2007
Total intrinsic value of vested PSA/PCSA shares	$37	$15	$46
Total compensation cost related to nonvested PSA grants not yet recognized, pre-tax	$17	$20	$15
Weighted-average period in years over which PSA cost is expected to be recognized	2	2	2

E. Total Shareholder Return Units (TSRUs)

Total Shareholder Return Units (TSRUs) (formerly known as Stock Appreciation Rights (SARs)) are awarded to senior and key management. TSRUs entitle the holders to receive, two years after the end of a three-year vesting term, a number of shares of our common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during the five-year term. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth anniversary of the grant; the grant price is the closing price of Pfizer common stock on the date of the grant.

The TSRUs are automatically settled on the fifth anniversary of the grant but vest on the third anniversary of the grant, after which time there no longer is a risk of forfeiture. TSRUs are accounted for using a fair-value-based method at the date of grant in the consolidated statements of income and generally are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

The fair-value-based method for valuing the TSRUs uses the Monte Carlo simulation model. The model incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	TSRUs 2009	TSRUs 2008
Expected dividend yield[a]	4.55%	5.54%
Risk-free interest rate[b]	2.35%	2.77%
Expected stock price volatility[c]	36.92%	27.21%
Expected term[d] (years)	5.00	5.00

[a] Determined using a constant dividend yield during the expected term of the TSRU.
[b] Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
[c] Determined using implied volatility, after consideration of historical volatility.
[d] Determined using the contractual term.

The following summarizes all TSRU activity during 2009:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE VALUE PER SHARE
Nonvested, December 31, 2008	2,756	$22.49
Granted	6,365	14.62
Vested	(47)	18.02
Forfeited	(393)	16.12
Nonvested, December 31, 2009	**8,681**	**17.04**

The following table provides data related to all TSRU activity:

	YEAR ENDED DECEMBER 31,	
(MILLIONS OF DOLLARS, EXCEPT PER TSRU AMOUNTS AND YEARS)	**2009**	2008
Weighted-average grant date fair value per TSRU	**$4.26**	$5.54
Total compensation cost related to nonvested TSRU grants not yet recognized, pre-tax	**$ 23**	$ 9
Weighted-average period in years over which TSRU cost is expected to be recognized	**2.1**	2.2

16. Earnings per Common Share

Basic and diluted EPS were computed using the following common share data:

	YEAR ENDED DECEMBER 31,		
(IN MILLIONS)	**2009**	2008	2007
EPS Numerator—Basic:			
Income from continuing operations attributable to Pfizer Inc.	**$8,621**	$8,026	$8,213
Less: Preferred stock dividends—net of tax	**2**	3	4
Income from continuing operations attributable to Pfizer Inc. common shareholders	**8,619**	8,023	8,209
Discontinued operations—net of tax	**14**	78	(69)
Net income attributable to Pfizer Inc. common shareholders	**$8,633**	$8,101	$8,140
EPS Denominator—Basic:			
Weighted-average number of common shares outstanding	**7,007**	6,727	6,917
EPS Numerator—Diluted:			
Income from continuing operations attributable to Pfizer Inc.	**$8,621**	$8,026	$8,213
Less: ESOP contribution—net of tax	**—**	—	2
Income from continuing operations attributable to Pfizer Inc. common shareholders	**8,621**	8,026	8,211
Discontinued operations—net of tax	**14**	78	(69)
Net income attributable to Pfizer Inc. common shareholders	**$8,635**	$8,104	$8,142
EPS Denominator—Diluted:			
Weighted-average number of common shares outstanding	**7,007**	6,727	6,917
Common-share equivalents—stock options, stock issuable under employee compensation plans and convertible preferred stock	**38**	23	22
Weighted-average number of common shares outstanding and common-share equivalents	**7,045**	6,750	6,939
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[(a)]	**400**	489	514

(a) These common stock equivalents were outstanding during 2009, 2008 and 2007 but were not included in the computation of diluted EPS for those years because their inclusion would have had an anti-dilutive effect.

17. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $364 million in 2009, $370 million in 2008 and $398 million in 2007. This table shows future minimum rental commitments under non-cancelable operating leases as of December 31 for the following years:

(MILLIONS OF DOLLARS)	2010	2011	2012	2013	2014	AFTER 2014
Lease commitments	$266	$183	$144	$119	$97	$890

18. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations in any particular period (see *Note 19. Legal Proceedings and Contingencies*).

19. Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

Beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a "more likely than not" standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not (see *Note 1P. Significant Accounting Policies: Income Tax Contingencies*). We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

A. Patent Matters

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Also, counterclaims as well as various independent actions have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products, including without limitation Lipitor, are being challenged in various other countries.

Lipitor (atorvastatin)

In November 2008, Apotex Inc. (Apotex) notified us that it had filed an abbreviated new drug application with the U.S. Food and Drug Administration (FDA) seeking approval to market a generic version of Lipitor. Apotex asserts the invalidity of our enantiomer patent, which (including the six-month pediatric exclusivity period) expires in June 2011, and the non-infringement of certain later-expiring patents. In December 2008, we filed suit against Apotex in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois asserting the validity and infringement of the enantiomer patent. In August 2009, our action in the District of Delaware was transferred to the Northern District of Illinois and consolidated with our pending action there.

In May 2009, Matrix Laboratories Limited (Matrix), a subsidiary of Mylan Inc. (Mylan), notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Matrix asserts the non-infringement of our patent covering the crystalline form of atorvastatin, which (including the six-month pediatric exclusivity period) expires in 2017, and the non-infringement of two formulation patents. Matrix is not challenging our enantiomer patent. In June 2009, we filed actions against Matrix, Mylan and another Mylan subsidiary in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of West Virginia asserting the infringement of the crystalline patent and two process patents that expire in 2016. In November 2009, our action in the Northern District of West Virginia was transferred to the District of Delaware and consolidated with our pending action there.

In October 2009, Dr. Reddy's Laboratories Ltd. and Dr. Reddy's Laboratories, Inc. (collectively, Dr. Reddy's) and KUDCO Ireland, Ltd. and Kremers Urban LLC (collectively, KUDCO) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lipitor. They assert the invalidity and/or non-infringement of our patent covering the crystalline form of atorvastatin and two other Lipitor patents. They are not challenging our enantiomer patent. In December 2009, we filed actions against Dr. Reddy's and KUDCO in the U.S. District Court for the District of Delaware asserting the infringement of our crystalline patent.

Caduet (atorvastatin/amlodipine combination)
In August 2009, Sandoz Inc., a division of Novartis AG (Sandoz), notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Caduet. In that filing and in a declaratory judgment action brought by Sandoz in October 2009 in the U.S. District Court for the District of Colorado, collectively, Sandoz asserts the invalidity of our patent covering the atorvastatin/amlodipine combination, which expires in 2018, and the invalidity and non-infringement of three patents for Lipitor, which (including the six-month pediatric exclusivity period) expire between 2013 and 2017. Sandoz is not challenging our enantiomer patent for Lipitor. In October 2009, we filed suit against Sandoz in the U.S. District Court for the District of Delaware and the U.S. District Court for the District of Colorado asserting the infringement of the atorvastatin/amlodipine combination patent.

In December 2009, Mylan Pharmaceuticals, Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Caduet. Mylan asserts the invalidity of our patent covering the atorvastatin/amlodipine combination and the non-infringement of three patents for Lipitor, which (including the six-month pediatric exclusivity period) expire between 2013 and 2017. Mylan Pharmaceuticals, Inc. is not challenging our enantiomer patent for Lipitor. In February 2010, we filed suit against Mylan Pharmaceuticals, Inc. in the U.S. District Court for the District of Delaware asserting the infringement of the atorvastatin/amlodipine combination patent.

Detrol (tolterodine)
In March 2004, we brought a patent infringement suit in the U.S. District Court for the District of New Jersey against Teva Pharmaceuticals USA, Inc. (Teva USA), which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol. In January 2007, Teva USA withdrew its challenge to our patent, and the patent infringement suit was dismissed. Also in January 2007, Ivax Pharmaceuticals, Inc. (Ivax), a wholly owned subsidiary of Teva USA, amended its previously filed abbreviated new drug application for tolterodine to challenge our basic patent for Detrol, and we brought a patent infringement action against Ivax in the U.S. District Court for the District of New Jersey. The basic patent (including the six-month pediatric exclusivity period) expires in September 2012. In January 2010, the court issued a decision in our favor, upholding the basic patent. The court entered an order preventing the FDA from approving Ivax's abbreviated new drug application for Detrol before the expiration of the basic patent in September 2012. Ivax and Teva have filed a notice of appeal.

Detrol LA (tolterodine)
In October 2007 and January 2008, respectively, Teva USA and Impax Laboratories, Inc. notified us that they had filed abbreviated new drug applications with the FDA challenging on various grounds four patents relating to Detrol LA, an extended-release formulation of Detrol (tolterodine), and seeking approval to market their generic versions of Detrol LA. We filed suit against each of them in the U.S. District Court for the Southern District of New York asserting the infringement of three of the patents relating to Detrol LA., which (including the six-month pediatric exclusivity period) expire between 2012 (the basic patent) and 2020. Each of these actions subsequently was transferred to the U.S. District Court for the District of New Jersey.

Vfend (voriconazole)
In October 2009, we settled a challenge by Matrix and Mylan to four of our patents relating to Vfend by entering into an agreement granting Matrix and another subsidiary of Mylan the right to market voriconazole tablets in the U.S. beginning in the first quarter of 2011.

Lyrica (pregabalin)
In March and April 2009, several generic manufacturers notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica. Each of the generic manufacturers is challenging one or more of three patents for Lyrica: the basic patent, which expires in 2018, and two other patents, which expire in 2013 and 2018. Each of the generic manufacturers asserts the invalidity and/or the non-infringement of the patents subject to challenge. In April 2009, we filed an action against each of the generic manufacturers in the U.S. District Court for the District of Delaware asserting the infringement and validity of our patents for Lyrica. In October 2009, all of these cases were consolidated in the District of Delaware.

Zyvox (linezolid)
In December 2009, Teva Parenteral Medicines Inc. (Teva Parenteral) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Zyvox. Teva Parenteral asserts the invalidity and non-infringement of the basic Zyvox patent, which (including the six-month pediatric exclusivity period) expires in 2015, and another patent that expires in 2021. In January 2010, we filed suit against Teva Parenteral in the U.S. District Court for the District of Delaware asserting the infringement of the basic patent.

Aricept (donepezil hydrochloride)
In October 2005, Teva USA notified Eisai Co., Ltd. (Eisai) that Teva USA had filed an abbreviated new drug application with the FDA challenging on various grounds Eisai's basic patent for Aricept, which expires in November 2010, and seeking approval to market a generic version of Aricept. In December 2005, Eisai filed suit against Teva USA in the U.S. District Court for the District of New Jersey asserting infringement of that patent. While Teva USA has received final approval from the FDA for its generic product, it is subject to a preliminary injunction prohibiting the marketing of its product pending the outcome of Eisai's patent infringement action. We co-promote Aricept with Eisai in the U.S. but are not a party to Eisai's patent infringement action.

Neurontin (gabapentin)
In August 2005, the U.S. District Court for the District of New Jersey held that the generic gabapentin (Neurontin) products of a number of generic manufacturers did not infringe our gabapentin low-lactam patent, which expires in 2017, and it granted summary judgment in their favor. Several generic manufacturers launched their gabapentin products in 2004 and 2005. In September 2007, the U.S. Court of Appeals for the Federal Circuit reversed the District Court's summary judgment decision and remanded the case to the District Court for trial on the patent infringement issue. If successful at trial, we intend to seek compensation from the generic manufacturers for damages resulting from their at-risk launches of generic gabapentin.

Protonix (pantoprazole sodium)
Wyeth has an exclusive license to market Protonix in the U.S. from Nycomed GmbH (Nycomed), which owns the patents relating to Protonix. The basic patent (including the six-month pediatric exclusivity period) for Protonix expires in January 2011.

Following their respective filings of abbreviated new drug applications with the FDA, Teva USA and Teva Pharmaceutical Industries, Ltd. (Teva Industries), Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) and KUDCO Ireland, Ltd. (KUDCO Ireland) received final FDA approval to market their generic versions of Protonix 20 mg and 40 mg delayed release tablets. Wyeth and Nycomed filed actions against Teva USA and Teva Industries, Sun and KUDCO Ireland in the U.S. District Court for the District of New Jersey, which subsequently were consolidated into a single proceeding, alleging infringement of the basic patent and seeking declaratory and injunctive relief. Following the court's denial of a preliminary injunction sought by Wyeth and Nycomed, Teva USA and Teva Industries and Sun launched their generic versions of Protonix tablets at risk in December 2007 and January 2008, respectively. Wyeth launched its own generic version of Protonix tablets in January 2008, and Wyeth and Nycomed filed amended complaints in the pending patent infringement action seeking to recover lost profits and other damages resulting from Teva USA's and Teva Industries' and Sun's at-risk launches. To Wyeth's knowledge, KUDCO Ireland has not launched its generic product to date.

In July 2009, Apotex notified Wyeth that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Protonix 20 mg and 40 mg delayed release tablets and asserting the invalidity of the basic patent for Protonix. In August 2009, Wyeth and Nycomed filed suit against Apotex in the U.S. District Court for the Northern District of Illinois alleging infringement of the basic patent.

Wyeth and Nycomed are defendants in purported class actions brought by direct and indirect purchasers of Protonix in the U.S. District Court for the District of New Jersey. Plaintiffs seek damages, on behalf of the respective putative classes, for the alleged violation of antitrust laws in connection with the procurement and enforcement of the patents for Protonix. These purported class actions have been stayed pending resolution of the underlying patent litigation in the U.S. District Court for the District of New Jersey.

Effexor XR (venlafaxine HCl (extended release capsules))
In 2005, Wyeth entered into a settlement of patent litigation against Teva USA and Teva Industries pursuant to which they are permitted to launch generic versions of Effexor XR (extended release capsules) in the U.S. beginning on July 1, 2010, subject to possible earlier launch based on specified market conditions or developments regarding the applicable patent rights, including the outcome of other generic challenges to such patent rights. Since the settlement with Teva USA and Teva Industries, Wyeth has settled patent suits against certain other generic companies that generally grant licenses permitting the generic companies to launch generic versions of Effexor XR (extended release capsules) in the U.S. on or after June 1, 2011, subject to possible earlier launch in limited circumstances but in no event earlier than January 1, 2011. Wyeth has patent infringement actions pending against several other generic companies that have filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Effexor XR (extended release capsules) in the U.S.

ReFacto and Xyntha
In February 2008, Novartis Vaccines and Diagnostics, Inc. (Novartis) filed suit against Wyeth and a subsidiary of Wyeth in the U.S. District Court for the Eastern District of Texas alleging that Wyeth's ReFacto and Xyntha products infringe two Novartis patents. Novartis' complaint seeks damages, including treble damages, for alleged willful infringement. Wyeth and its subsidiary assert, among other things, the invalidity and non-infringement of the Novartis patents. In November 2009, Novartis added a third patent to its infringement claim against Wyeth and its subsidiary.

In May 2008, a subsidiary of Wyeth filed suit in the U.S. District Court for the District of Delaware against Novartis seeking a declaration that the two Novartis patents initially asserted against Wyeth and its subsidiary in the action referred to in the preceding paragraph are invalid on the ground that the Wyeth subsidiary was the first to invent the subject matter.

Tygacil (tigecycline)
In October 2009, Sandoz notified Wyeth that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Tygacil. Sandoz asserts the invalidity and non-infringement of two of Wyeth's patents relating to Tygacil, including the basic patent, which expires in 2016. In December 2009, Wyeth filed suit against Sandoz in the U.S. District Court for the District of Delaware asserting infringement of the basic patent.

B. Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We recorded a charge of $369 million before-tax ($229 million after-tax) in the third quarter of 2004 in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of both the Bankruptcy Court and the U.S. District Court for the Southern District of New York after receipt of the vote of 75% of the claimants. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and is being paid to claimants upon receipt by the Company of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a Trust (the Trust) for the payment of all remaining pending claims as well as any future claims alleging injury from exposure to Quigley products.

As certified by the balloting agent in May 2006, more than 75% of Quigley's claimants holding claims that represented more than two-thirds in value of claims against Quigley voted to accept Quigley's plan of reorganization. In August 2006, in reviewing the voting tabulation methodology, the Bankruptcy Court ruled that certain votes that accepted the plan were not predicated upon the actual value of the claim. As a result, the reorganization plan was not accepted.

In June 2007, Quigley filed an amended plan of reorganization that was intended to address the Bankruptcy Court's concerns regarding the voting tabulation methodology. In February 2008, the Bankruptcy Court authorized Quigley to solicit its amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite number of votes was cast in favor of the amended plan of reorganization. The Bankruptcy Court held a confirmation hearing, which concluded in December 2009, at which objections to the plan's confirmation were presented. Briefing on legal issues related to the confirmation hearing will conclude in February 2010, and thereafter the Bankruptcy Court will determine whether to approve the plan. If approved by the claimants and the courts, the amended reorganization plan will result in a permanent injunction directing all pending and future claims alleging personal injury from exposure to Quigley products to the Trust.

Under the amended reorganization plan, Pfizer will contribute to the Trust $405 million through a note as well as approximately $100 million in cash and insurance, and will forgive a $76 million secured loan to Quigley. In addition, Pfizer entered into an agreement with the representative of future claimants that provides for the contribution to the Trust of an additional amount with a present value of $88.4 million.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage that provides for payments to us over a 10-year period of amounts totaling $405 million.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation (American Optical), which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2009, approximately 100,000 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means to resolve, these claims. Several of the insurance carriers that provided coverage for the American Optical asbestos and other allegedly hazardous materials claims have denied coverage. Warner-Lambert believes that these carriers' position is without merit and is pursuing legal proceedings against such carriers.

Numerous lawsuits are pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company (Gibsonburg). Gibsonburg was acquired by Pfizer in the 1960s and sold small amounts of products containing asbestos until the early 1970s.

There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra

- Securities and ERISA Actions

Beginning in late 2004, actions, including purported class actions, have been filed in various federal and state courts against Pfizer, Pharmacia and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra and (ii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688*) in the U.S. District Court for the Southern District of New York.

- Securities Action in New Jersey

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey against Pharmacia, Pfizer and certain former officers of Pharmacia. The complaints allege that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases were consolidated for pre-trial proceedings in the District of New Jersey (*Alaska Electrical Pension Fund et al. v. Pharmacia Corporation et al.*). In January 2007, the court certified a class consisting of all persons who purchased Pharmacia securities from April 17, 2000 through February 6, 2001 and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations. Plaintiffs seek damages in an unspecified amount. In October 2007, the court granted defendants' motion for summary judgment and dismissed the plaintiffs' claims. In November 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit. In January 2009, the Third Circuit vacated the District Court's grant of summary judgment in favor of defendants and remanded the case to the District Court for further proceedings. The Third Circuit also held that the District Court erred in determining that the class period ended on February 6, 2001, and directed that the class period end on August 5, 2001. In June 2009, the District Court stayed proceedings in the case pending a determination by the U.S. Supreme Court with regard to defendants' petition for certiorari seeking reversal of the Third Circuit's decision, as well as the decision by the U.S. Supreme Court in a case involving another company that presents questions of law and fact that are similar to those in this case.

- Other

Pfizer and several predecessor and affiliated companies, including Monsanto Company (Monsanto), are defendants in an action brought by Brigham Young University (BYU) and a BYU professor in the U.S. District Court for the District of Utah alleging, among other things, breach by Monsanto of a 1991 research agreement with BYU. Plaintiffs claim that research under that agreement led to the discovery of Celebrex and that, as a result, they are entitled to a share of the profits from Celebrex sales. Plaintiffs seek, among other things, compensatory and punitive damages.

Bextra and Certain Other Drugs
Beginning in September 2009, a number of shareholder derivative actions were filed in the U.S. District Court for the Southern District of New York and in the Supreme Court of the State of New York, County of New York, against certain current and former Pfizer officers and directors. Pfizer is named as a nominal defendant. These actions allege that the individual defendants breached fiduciary duties by causing or allowing Pfizer to engage in off-label promotion of certain drugs, including Bextra. Damages in unspecified amounts are sought on behalf of Pfizer. In November 2009, the federal cases were consolidated in the Southern District of New York (*In re Pfizer Inc. Shareholder Derivative Litigation*).

Various Drugs
In September 2009, a number of purported nationwide class actions were filed against us in the U.S. District Court for the District of Massachusetts and the U.S. District Court for the Eastern District of Pennsylvania alleging off-label promotion of certain drugs. In each case, the plaintiffs seek monetary and injunctive relief on behalf of the purported class, including the recovery of amounts paid for the drugs, treble damages and punitive damages.

Hormone-Replacement Therapy
Pfizer and certain wholly owned subsidiaries and limited liability companies, including Wyeth, along with several other pharmaceutical manufacturers, have been named as defendants in numerous lawsuits in various federal and state courts alleging personal injury resulting from the use of certain estrogen and progestin medications primarily prescribed for women to treat the symptoms of menopause. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal cases have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Prempro Products Liability Litigation MDL-1507*) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal cases have been remanded to their respective District Courts for further proceedings, including, if necessary, trial.

This litigation originally included both individual actions as well as various purported nationwide and statewide class actions. However, as a result of the denial of class certification by the courts in certain actions, the voluntary dismissal by the plaintiffs of certain purported class actions and the withdrawal of the class action allegations by the plaintiffs in certain other actions, this litigation now consists of individual actions, a few purported statewide class actions and a purported nationwide class action in Canada.

Pfizer and its affiliated companies, including Wyeth, have prevailed in many of the hormone-replacement therapy actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these cases have been appealed by the plaintiffs. Certain other hormone-replacement therapy actions have resulted in verdicts for the plaintiffs and have included the award of compensatory and, in some instances, punitive damages; each of these cases has been appealed by Pfizer and/or its affiliated companies. Some of the cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been sent back by the appellate courts to their respective trial courts for further proceedings, and certain other cases have been settled by the parties in advance of trial. Trials of additional hormone-replacement therapy actions are scheduled for 2010.

Pfizer and/or its affiliated companies also have received inquiries from various federal and state agencies and officials relating to the marketing of their hormone-replacement products. In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone-replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. The action seeks monetary relief, including civil penalties and treble damages.

Viagra

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging that Viagra causes certain types of visual injuries. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes of Viagra users. All of the actions seek damages for personal injury, and the purported class actions also seek medical monitoring. In January 2006, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Viagra Products Liability Litigation MDL-1724*) in the U.S. District Court for the District of Minnesota.

Zoloft and Effexor

A number of individual lawsuits, as well as a multi-plaintiff lawsuit with respect to Effexor, have been filed against us and/or our subsidiaries in various federal and state courts alleging personal injury as a result of the purported ingesting of Zoloft or Effexor.

Neurontin

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payers, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In October 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629*) in the U.S. District Court for the District of Massachusetts. Purported class actions also have been filed against us in various Canadian provincial courts alleging claims arising from the promotion and sale of Neurontin and generic gabapentin.

In the Multi-District Litigation, in August 2007, the court denied without prejudice plaintiffs' motion to certify a nationwide class of all consumers and third-party payers who allegedly purchased or reimbursed patients for the purchase of Neurontin for off-label uses from 1994 through 2004. In December 2007, plaintiffs filed a renewed motion for class certification. In May 2009, the court denied plaintiffs' renewed motion for class certification. Plaintiffs have filed a motion for reconsideration.

In June 2007, a Pennsylvania state court certified a class of all individuals in Pennsylvania who allegedly purchased Neurontin for off-label uses since 1995. The court subsequently expanded the class to include purchasers of generic gabapentin. However, in February 2009, the court determined that class certification was not appropriate and entered an order decertifying the class. The plaintiffs appealed and, in January 2010, the appellate court affirmed the trial court's order decertifying the class. Other plaintiffs are seeking certification of statewide classes of Neurontin purchasers in actions pending in California, Illinois, Indiana, Missouri and Oklahoma. State courts in New York and New Mexico have declined to certify statewide classes of Neurontin purchasers.

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of this section.

Lipitor

In 2006, a purported class action was filed against us alleging, among other things, violation of the federal Racketeer Influenced and Corrupt Organizations (RICO) Act and certain state consumer fraud statutes primarily related to the promotion of Lipitor. In 2008, the action was transferred to the U.S. District Court for the Southern District of New York. In September 2009, the court dismissed the action, but granted the plaintiffs leave to amend certain of their claims. In November 2009, the plaintiffs filed a voluntary dismissal of the action, with prejudice.

In 2004, a former employee filed a whistleblower action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint in December 2007. Plaintiff alleges that, through patient and medical education programs, written materials and other actions aimed at doctors, consumers, payers and investors, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiff claims are a part of the labeled indications for the product. Plaintiff alleges violations of the Federal Civil False Claims Act and the false claims acts of certain states and seeks treble damages and civil penalties on behalf of the federal government and the specified states as the result of their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such off-label uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of the Federal Civil False Claims Act, the Civil Rights Act of 1964 and applicable New York law, for raising concerns about the alleged off-label promotion of Lipitor and about alleged instances of sexual harassment in the workplace, and he seeks damages and the reinstatement of his employment. In May 2009, the court dismissed without prejudice the claims alleging violations of the Federal Civil False Claims Act and the false claims acts of certain states. In February 2010, plaintiff filed an amended complaint containing allegations concerning violations of the Federal Civil False Claims Act and false claims acts of certain states that are substantially similar to the allegations in the original complaint.

Chantix/Champix

A number of individual lawsuits have been filed against us in various federal and state courts alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Chantix, as well as economic loss. Plaintiffs in these actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Chantix. In October 2009, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Chantix (Varenicline) Products Liability Litigation MDL-2092*) in the U.S. District Court for the Northern District of Alabama.

In December 2008, a purported class action was filed against us in the Ontario Superior Court of Justice (Toronto Region) on behalf of all individuals and third-party payers in Canada who have purchased and ingested Champix or reimbursed patients for the purchase of Champix. This action asserts claims under Canadian product liability law, including with respect to the safety and efficacy of Champix, and, on behalf of the putative class, seeks monetary relief, including punitive damages. In April and October 2009 and February 2010, respectively, substantially similar purported class actions were filed against us in the Superior Court of Quebec (District of Montreal), the Court of Queen's Bench of Alberta, Judicial District of Calgary, and the Superior Court of British Columbia (Vancouver Registry).

Zosyn

In April 2006, Wyeth filed a citizen petition with the FDA asking it to refrain from approving any application for a generic product that references Zosyn (piperacillin and tazobactam) unless the generic product complies with the U.S. Pharmacopeia standards on particulate matter in injectable drugs and exhibits the same compatibility profile as Zosyn. Wyeth further requested that, in the event the FDA chose to approve a generic product that did not exhibit the same compatibility profile as Zosyn, the FDA condition such approval upon the applicant's implementation of a risk-minimization action plan to address the confusion that would necessarily arise as a result of such difference.

In September 2009, the FDA denied the principal requests in Wyeth's citizen petition and approved applications by Orchid Healthcare for a generic piperacillin/tazobactam product that does not exhibit the same compatibility profile as Zosyn. Following the FDA's decision, in September 2009, Wyeth brought suit in the U.S. District Court for the District of Columbia against the FDA and its parent agency, the U.S. Department of Health and Human Services, seeking to overturn the FDA's ruling on Wyeth's citizen petition and to have the generic approvals suspended and/or withdrawn. Orchid Healthcare and its U.S. marketing partner, Apotex Corp., intervened in the case. In September 2009, the court denied Wyeth's motion for a temporary restraining order. Pending action by the courts, the generic approvals granted by the FDA in September remain in effect. Wyeth understands that generic piperacillin/ tazobactam is currently being marketed in the U.S. pursuant to those approvals.

Thimerosal

Wyeth is a defendant in a number of suits by or on behalf of vaccine recipients alleging that exposure through vaccines to cumulative doses of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by Wyeth and other vaccine manufacturers, causes severe neurological damage and/or autism in children. While several suits were filed as purported nationwide or statewide class actions, all but one of the purported class actions have been dismissed, either by the courts or voluntarily by plaintiffs. In the one remaining purported class action, the U.S. District Court for the Eastern District of Kentucky dismissed all claims except plaintiffs' fraud claim, which has been stayed. In addition to the suits alleging injury from exposure to thimerosal, certain of the cases were brought by parents in their individual capacities for, among other things, loss of services and loss of consortium of the injured child.

The National Childhood Vaccine Injury Act (the Vaccine Act) requires that plaintiffs alleging injury from childhood vaccines first bring a claim under the Vaccine Act in the U.S. Court of Federal Claims. At the conclusion of that proceeding, plaintiffs may bring a lawsuit against the manufacturer in federal or state court, provided that they have satisfied certain procedural requirements. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the U.S. Court of Federal Claims within a specified time period after filing, the claimant may opt out of the proceeding and pursue a lawsuit against the manufacturer by following certain procedures. Some of the vaccine recipients who have sued Wyeth to date may not have satisfied the conditions to filing a lawsuit that are mandated by the Vaccine Act. The claims brought by parents for, among other things, loss of services and loss of consortium of the injured child are not covered by the Vaccine Act.

In July 2002, the U.S. Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the measles, mumps and rubella (MMR) vaccine. There currently are several thousand petitions pending in the Omnibus Autism Proceeding. The court heard six test cases on claimants' theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder. In February 2009, the court rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused claimants' conditions. The court in each case found that the scientific evidence against a connection between the vaccines and autism was significantly stronger than the evidence presented by the claimants. Two of these cases have been appealed by the plaintiffs to the U.S. Court of Appeals for the Federal Circuit. Decisions on the three test cases involving thimerosal-containing vaccines alone are pending.

Pristiq
In late 2007 and early 2008, the following actions were filed in various federal courts and remain pending: (i) a purported class action alleging that Wyeth and certain former officers of Wyeth violated federal securities laws by misrepresenting the safety of Pristiq during the period before the FDA's issuance on July 24, 2007 of an "approvable" letter for Pristiq for the treatment of vasomotor symptoms, which allegedly caused a decline in the price of Wyeth stock; (ii) a shareholder derivative action alleging that certain former officers of Wyeth and certain former directors of Wyeth, two of whom are now directors of Pfizer, breached fiduciary duties and violated federal securities laws by virtue of the aforementioned alleged misrepresentation; and (iii) a purported class action against Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and certain former Wyeth officers and committee members alleging that they violated certain provisions of ERISA by maintaining Wyeth stock as an investment alternative under certain Wyeth plans notwithstanding their alleged knowledge of the aforementioned alleged misrepresentation.

C. Commercial and Other Matters

Acquisition of Wyeth
Beginning in late January 2009, several purported class action complaints were filed by Wyeth shareholders challenging Wyeth's proposed merger with Pfizer. The actions were filed in federal court in New Jersey (the Federal Action) and in state courts in New Jersey and Delaware. Subsequently, the actions filed in state court in New Jersey were consolidated (the New Jersey Action), and the actions filed in state court in Delaware were consolidated (the Delaware Action). The complaints in all of the actions name as defendants Wyeth and the individuals who served as the members of Wyeth's Board of Directors prior to the consummation of the merger, two of whom are now directors of Pfizer. The complaints in the Federal Action and the Delaware Action also name Pfizer as a defendant. The plaintiffs allege that (i) each of the members of Wyeth's pre-merger Board of Directors breached his or her fiduciary duties to Wyeth and its shareholders by authorizing the sale of Wyeth to Pfizer for what plaintiffs deem "inadequate" consideration; (ii) Wyeth directly breached and/or aided and abetted the other defendants' alleged breaches of fiduciary duties; and (iii) in the actions in which Pfizer is a defendant, Pfizer aided and abetted the alleged breaches of fiduciary duties by Wyeth and its pre-merger directors. The plaintiffs sought, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms.

On June 10, 2009, Wyeth, Wyeth's directors and Pfizer entered into a memorandum of understanding with the plaintiffs in the Delaware Action reflecting an agreement-in-principle to settle the Delaware Action based on their agreement to include in the Pfizer/Wyeth registration statement/proxy statement on Form S-4 certain additional disclosures relating to the transaction. Wyeth, Wyeth's pre-merger directors and Pfizer each have denied that they committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Delaware Action and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.

If the settlement is consummated, the Delaware Action will be dismissed with prejudice, and the defendants will receive—from or on behalf of all persons who were Wyeth shareholders at any time between the announcement of the merger agreement on January 26, 2009 and the closing of the merger—a release of all claims related to the merger, including the claims asserted in the Federal Action and the New Jersey Action. Members of the purported plaintiff class will be sent notice of the proposed settlement, and a hearing before the Delaware Court of Chancery will be scheduled regarding approval of the proposed settlement.

Separately, in August 2009, a number of retail pharmacies in California brought an action against Pfizer and Wyeth in the U.S. District Court for the Northern District of California. The plaintiffs allege, among other things, that our acquisition of Wyeth violates various federal antitrust laws by creating a monopoly in the manufacture, distribution and sale of prescription drugs in the U.S. The plaintiffs' request for a temporary restraining order preventing consummation of the acquisition was denied, and the court granted our motion to dismiss the case, on October 14, 2009. On the day following the consummation of the acquisition, October 16, 2009, the plaintiffs filed an amended complaint containing allegations substantially similar to those in the original complaint and renewing the request for a temporary restraining order. In December 2009, the court granted our motion to dismiss the amended complaint and denied the plaintiffs' renewed request for a temporary restraining order. In January 2010, the plaintiffs filed a second amended complaint containing allegations substantially similar to those in the original complaint.

Average Wholesale Price Litigation
A number of states, as well as most counties in New York, have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they provided average wholesale price (AWP) information for certain of their products that was higher than the actual prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual sale prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, many of the plaintiff states seek to recover on behalf of individual Medicare Part B co-payers and private-sector insurance companies and medical plans in their states. These various actions generally assert fraud claims, as well as claims under state deceptive trade practice laws, and seek monetary and other relief, including civil penalties and treble damages. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states their best price for certain products under the Medicaid program.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and other third-party payers that assert claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pharmaceutical Industry Average Wholesale Price Litigation MDL-1456*) in the U.S. District Court for the District of

Massachusetts. Certain of the state and private suits have been remanded to their respective state courts. In November 2006, the claims against Pfizer in the Multi-District Litigation were dismissed with prejudice; the claims against Pharmacia are still pending.

In April 2008, the court in the Multi-District Litigation granted preliminary approval with respect to the fairness of a proposed settlement of the claims against 11 defendants, including Pharmacia, for a total of $125 million. It is expected that the court will schedule a hearing for later this year to consider final approval of the settlement. If the settlement is approved, Pharmacia's contribution would be immaterial.

In addition, Wyeth is a defendant in AWP actions brought by certain states, which are not included in the Multi-District Litigation, as well as AWP actions brought by most counties in New York, almost all of which are included in the Multi-District Litigation. Wyeth also is a defendant in a purported class action in state court in New Jersey brought by a third-party payer. These actions against Wyeth would not be included in the proposed settlement referred to in the previous paragraph.

Monsanto-Related Matters
In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia for various claims and litigation arising out of, or related to, the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations related to Former Monsanto's chemical businesses are limited to sites that Solutia has owned or operated. In addition, in connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls.

Pharmacia Cash Balance Pension Plan
In 2006, several current and former employees of Pharmacia Corporation filed a purported class action in the U.S. District Court for the Southern District of Illinois against the Pharmacia Cash Balance Pension Plan (the Plan), Pharmacia Corporation, Pharmacia & Upjohn Company and Pfizer Inc. Plaintiffs seek monetary and injunctive relief on behalf of a class consisting of certain current and former participants in the Plan who accrued a benefit in the Monsanto Company Pension Plan prior to its conversion to a cash balance plan in 1997. In January 2002, after various corporate reorganizations, certain of the assets and liabilities of the Monsanto Company Pension Plan were transferred to the Plan. Plaintiffs claim that the Plan violates the age-discrimination provisions of ERISA by providing certain credits to such participants only to age 55. This action has been consolidated in the U.S. District Court for the Southern District of Illinois *(Walker, et al., v. The Monsanto Company Pension Plan et al.)* with purported class actions pending in that court that make largely similar claims against substantially similar cash balance plans sponsored by Monsanto Company and Solutia, each of which was spun off by Pharmacia Corporation or a predecessor of Pharmacia Corporation. In May 2008, at the request of the parties, the court issued an order permitting the case to proceed as a class action. In June 2009, the court granted our motion for summary judgment and dismissed the claims against the Plan, Pfizer and the two Pfizer subsidiaries. In October 2009, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Seventh Circuit.

Trade Secrets Action in California
In 2004, Ischemia Research and Education Foundation (IREF) and its chief executive officer brought an action in California Superior Court, Santa Clara County, against a former IREF employee and Pfizer. Plaintiffs allege that defendants conspired to misappropriate certain information from IREF's allegedly proprietary database in order to assist Pfizer in designing and executing a clinical study of a Pfizer drug. In December 2008, the jury returned a verdict for compensatory damages of approximately $38.7 million. In March 2009, the court awarded prejudgment interest but declined to award punitive damages. In July 2009, the court granted our motion for a new trial and vacated the jury verdict.

Trimegestone
Aventis filed a breach of contract action against Wyeth in the Commercial Court of Nanterre in France arising out of the December 2003 termination by Wyeth of an October 2000 agreement between Wyeth and Aventis relating to the development of hormone-therapy drugs utilizing Aventis' trimegestone (TMG) progestin. Aventis alleges that the termination was improper and seeks monetary damages and injunctive relief. In January 2009, a three-judge tribunal rendered its decision in favor of Wyeth, denying all of the relief sought by Aventis. Aventis has filed an appeal from the Commercial Court's decision.

Environmental Matters

- Remediation Matters

In 2009, we submitted to the U.S. Environmental Protection Agency a corrective measures study report with regard to Pharmacia Corporation's discontinued industrial chemical facility in North Haven, Connecticut, and a revised site-wide feasibility study with regard to Wyeth's discontinued industrial chemical facility in Bound Brook, New Jersey.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund), and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

- MPA Matter

In 2006, Wyeth's Wyeth Medica Ireland (WMI) subsidiary was served with criminal summonses charging it with violations of the Ireland Waste Management Act and WMI's Integrated Pollution Prevention and Control License in connection with five shipments from WMI's Newbridge, Ireland facility of sugar waste water allegedly contaminated with medroxyprogesterone acetate (MPA). This matter remains pending.

D. Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Among the investigations by government agencies are those discussed below. It is possible that criminal charges and substantial fines and/or civil penalties could result from government investigations, including but not limited to those discussed below.

The Company has voluntarily provided the DOJ and the SEC with information concerning potentially improper payments made in connection with certain sales activities outside the U.S. We have been exploring with the DOJ and SEC various ways to resolve this matter. In addition, certain potentially improper payments and other matters are the subject of investigations by government authorities in certain foreign countries, including a civil and criminal investigation in Germany with respect to certain tax matters relating to a wholly owned subsidiary of Pfizer.

The DOJ is conducting civil and criminal investigations regarding Wyeth's promotional practices with respect to Protonix and its practices relating to the pricing for Protonix and Premarin for Medicaid rebate purposes. In connection with the pricing investigation, in May 2009, the DOJ filed a civil complaint in intervention in two qui tam actions that had been filed under seal in the U.S. District Court for the District of Massachusetts. The complaint alleges that Wyeth's practices relating to the pricing for Protonix for Medicaid rebate purposes between 2001 and 2006 violated the Federal Civil False Claims Act and federal common law. The two qui tam actions have been unsealed, and the complaints include substantially similar allegations. In addition, in June 2009, several states and the District of Columbia filed a complaint under the same docket number asserting violations of various state laws based on allegations substantially similar to those set forth in the civil complaint filed by the DOJ.

The U.S. Attorney's Office for the Western District of Oklahoma is conducting a criminal investigation with respect to Wyeth's promotional practices relating to Rapamune.

E. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2009, recorded amounts for the estimated fair value of these indemnifications were not significant.

20. Segment, Geographic and Revenue Information

Business Segments

Effective with the acquisition of Wyeth, we operate in the following two distinct commercial organizations, which constitute our two business segments:

- **Biopharmaceutical** consists of the Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets customer-focused units and includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others. Biopharmaceutical's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Biopharmaceutical segment.

- **Diversified** includes animal health products that prevent and treat diseases in livestock and companion animals including vaccines, parasiticides and anti-infectives; consumer healthcare products that include over-the-counter healthcare products such as pain management therapies (analgesics and heat wraps), cough/cold/allergy remedies, dietary supplements, hemorrhoidal care and personal care items; nutrition products such as infant and toddler nutritional products; and Capsugel, which represents our gelatin capsule products and services business. Diversified's segment profit includes costs related to research and development, manufacturing, and sales and marketing activities that are associated with the products in our Diversified segment.

Segment profit/(loss) is measured based on income from continuing operations before provision for taxes on income and income attributable to noncontrolling interests. Certain costs, such as significant impacts of purchase accounting for acquisitions, restructuring and acquisition-related costs, costs related to our cost-reduction initiatives and transition activity associated with our former consumer healthcare business, which was sold in 2006, are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses. Each segment is managed separately and offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2009, sales to our three largest U.S. wholesaler customers represented approximately 17%, 11% and 10% of total revenues and, collectively, represented approximately 13% of accounts receivable as of December 31, 2009. In 2008, sales to our three largest U.S. wholesaler customers represented approximately 16%, 10% and 10% of total revenues and, collectively, represented approximately 19% of accounts receivable as of December 31, 2008. These sales and related accounts receivable were concentrated in the Biopharmaceutical segment.

Revenues exceeded $500 million in each of 13 countries outside the U.S. in 2009 and in each of 14 countries outside the U.S. in 2008. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Segment Revenues and Profit[a]

Segment revenues and profit are as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2009**	2008	2007
Revenues			
Biopharmaceutical	**$ 45,448**	$ 44,174	$ 44,424
Diversified	**4,189**	3,592	3,324
Corporate/Other[b]	**372**	530	670
Total revenues	**$ 50,009**	$ 48,296	$ 48,418
Segment profit/(loss)[c]			
Biopharmaceutical	**$ 21,939**	$ 21,786	$ 20,740
Diversified	**935**	972	790
Corporate/Other[b], [d]	**(12,047)**	(13,064)	(12,252)
Total profit/(loss)	**$ 10,827**	$ 9,694	$ 9,278

(a) Reflects legacy Wyeth products and operations commencing on the Wyeth acquisition date, October 15, 2009, in accordance with Pfizer's domestic and international year-ends. Prior-period amounts for Capsugel, which were previously classified in *Corporate/Other,* are now classified in *Diversified.*

(b) *Corporate/Other* includes Pfizer Centersource, which includes contract manufacturing and bulk pharmaceutical chemical sales, and transition activity associated with our former consumer healthcare business (sold in December 2006). *Corporate/Other* under *Segment profit/(loss)* also includes interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based and all share-based compensation expenses, significant impacts of purchase accounting for acquisitions, acquisition-related costs, intangible asset impairments and costs related to our cost-reduction initiatives.

(c) *Segment profit/(loss)* equals *Income from continuing operations before provision for taxes on income* and net income attributable to noncontrolling interests. Certain costs, such as significant impacts of purchase accounting for acquisitions, acquisition-related costs and costs related to our cost-reduction initiatives and transition activity associated with our former consumer healthcare business are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses.

(d) In 2009, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $3.8 billion, including intangible asset amortization, charges related to fair value adjustments of acquisition-date inventory sold and other charges, primarily related to our acquisitions of Wyeth in 2009 and Pharmacia in 2003; (ii) restructuring and acquisition-related costs of $4.3 billion, primarily related to our acquisition of Wyeth; (iii) all share-based compensation expense; (iv) a gain of $482 million related to ViiV (see *Note 3A. Other Significant Transactions and Events: Formation of ViiV, an Equity-Method Investment);* (v) net interest expense of $487 million; and (vi) an impairment of $298 million associated with certain materials used in our research and development activities that are no longer considered recoverable.
In 2008, *Corporate/Other* includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $4.2 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.2 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) charges of approximately $2.3 billion related to the resolution of certain investigations concerning Bextra and various other products, as well as certain other investigations, and charges of approximately $900 million associated with the resolution of certain litigation involving our NSAID pain medicines; (iv) all share-based compensation expense; (v) net interest income of $772 million; (vi) asset impairment charges of $213 million; and (vii) acquisition-related costs of $49 million.
In 2007, *Corporate/Other* includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $3.9 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.4 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) $2.8 billion of charges associated with Exubera; (iv) net interest income of $1.1 billion; (v) all share-based compensation expense; (vi) gain on disposal of assets and other of $174 million; and (vii) acquisition-related costs of $11 million.

Segment Assets, Property, Plant and Equipment Additions, and Depreciation and Amortization[a]

Additional details follow:

(MILLIONS OF DOLLARS)	YEAR ENDED/AS OF DECEMBER 31, 2009	2008	2007
Identifiable assets			
Biopharmaceutical	$120,789	$ 60,591	$ 67,431
Diversified	16,684	2,808	2,738
Discontinued operations/Held for sale	496	148	114
Corporate/Other[b], [c]	74,980	47,601	44,985
Total identifiable assets	$212,949	$111,148	$115,268
Property, plant and equipment additions[d]			
Biopharmaceutical	$ 985	$ 1,351	$ 1,608
Diversified	147	265	146
Corporate/Other[b]	73	85	126
Total property, plant and equipment additions	$ 1,205	$ 1,701	$ 1,880
Depreciation and amortization[d]			
Biopharmaceutical	$ 1,672	$ 2,223	$ 1,886
Diversified	113	108	94
Corporate/Other[b], [e]	2,972	2,759	3,220
Total depreciation and amortization	$ 4,757	$ 5,090	$ 5,200

[a] Reflects legacy Wyeth amounts in 2009 commencing on the Wyeth acquisition date, October 15, 2009. Prior-period amounts for Capsugel, which were previously classified in Corporate/Other, are now classified in Diversified.
[b] *Corporate/Other* includes Pfizer Centersource, which includes contract manufacturing and bulk pharmaceutical chemical sales and transition activity associated with our former consumer healthcare business (sold in December 2006).
[c] Assets included within *Corporate/Other* are primarily cash and cash equivalents, short-term investments, and long-term investments and loans. In 2009, also includes $20.0 billion of goodwill resulting from our acquisition of Wyeth (see *Note 2. Acquisition of Wyeth* for additional information). The allocation of goodwill among segments has not yet been completed but will be completed within one year from the acquisition date, October 15, 2009. Upon completion of the goodwill allocation, this goodwill will be reclassified to the appropriate segments.
[d] Certain production facilities are shared. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on estimates of physical production.
[e] *Corporate/Other* includes non-cash charges associated with purchase accounting related to intangible asset amortization of $2.7 billion in 2009, $2.5 billion in 2008 and $3.1 billion in 2007.

Geographic[a]

Revenues and long-lived assets by geographic region are as follows:

(MILLIONS OF DOLLARS)	YEAR ENDED/AS OF DECEMBER 31, 2009	2008	2007
Revenues			
United States[b]	$21,749	$ 20,401	$ 23,153
Europe	14,561	14,980	13,647
Japan/Other Asia	7,988	7,166	6,511
Canada/Latin America/AFME[c]	5,711	5,749	5,107
Consolidated	$50,009	$48,296	$48,418
Long-lived assets[d]			
United States[b]	$50,901	$ 17,296	$ 19,145
Europe	32,015	12,220	15,416
Japan/Other Asia	4,966	1,080	1,177
Canada/Latin America/AFME[c]	2,913	412	494
Consolidated	$90,795	$ 31,008	$ 36,232

[a] Reflects legacy Wyeth amounts in 2009 commencing on the Wyeth acquisition date, October 15, 2009.
[b] Includes operations in Puerto Rico.
[c] Includes Africa and the Middle East.
[d] Long-lived assets include identifiable intangible assets (excluding goodwill) and property, plant and equipment.

Revenues by Product

Significant product revenues are as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2009	2008	2007
Biopharmaceutical products:			
Lipitor	$11,434	$12,401	$12,675
Lyrica	2,840	2,573	1,829
Celebrex	2,383	2,489	2,290
Norvasc	1,973	2,244	3,001
Viagra	1,892	1,934	1,764
Xalatan/Xalacom	1,737	1,745	1,604
Detrol/Detrol LA	1,154	1,214	1,190
Zyvox	1,141	1,115	944
Geodon/Zeldox	1,002	1,007	854
Sutent	964	847	581
Genotropin	887	898	843
Vfend	798	743	632
Chantix/Champix	700	846	883
Caduet	548	589	568
Effexor[a]	520	—	—
Zoloft	516	539	531
Aromasin	483	465	401
Cardura	457	499	506
Revatio	450	336	201
Aricept[b]	432	482	401
Zithromax/Zmax	430	429	438
Enbrel[a], [c]	378	—	—
Prevnar/Prevenar 7[a]	287	—	—
Premarin family[a]	213	—	—
Zosyn/Tazocin[a]	184	—	—
BeneFIX[a]	98	—	—
ReFacto/Xyntha[a]	47	—	—
All Other[d]	8,575	8,528	10,499
Alliance revenues (Enbrel (in the U.S. and Canada)[a], Aricept, Exforge, Rebif and Spiriva)	2,925	2,251	1,789
Total Biopharmaceutical products	45,448	44,174	44,424
Diversified products:			
Animal health products[d]	2,764	2,825	2,639
Consumer healthcare products[a]	494	—	—
Capsugel[e]	740	767	685
Nutrition products[a]	191	—	—
Total Diversified products	4,189	3,592	3,324
Corporate/Other	372	530	670
Total revenues	$50,009	$48,296	$48,418

[a] Legacy Wyeth products and operations. In accordance with Pfizer's domestic and international year-ends, includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations in 2009.
[b] Represents direct sales under license agreement with Eisai.
[c] Outside the U.S. and Canada.
[d] Includes legacy Pfizer and legacy Wyeth products in 2009.
[e] Prior-period amounts for Capsugel, which were previously classified in *Corporate/Other* are now classified in *Diversified*.

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

	QUARTER			
(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	FIRST	SECOND	THIRD	FOURTH[a]
2009				
Revenues	$10,867	$10,984	$11,621	$16,537
Costs and expenses	6,510	7,456	7,457	13,354
Acquisition-related in-process research and development charges	—	20	—	48
Restructuring charges and certain acquisition-related costs[b]	554	459	193	3,131
Income from continuing operations before provision for taxes on income	3,803	3,049	3,971	4
Provision/(benefit) for taxes on income	1,074	786	1,092	(755)
Income from continuing operations	2,729	2,263	2,879	759
Discontinued operations—net of tax	1	3	2	8
Net income before allocation to noncontrolling interests	2,730	2,266	2,881	767
Less: Net income attributable to noncontrolling interests	1	5	3	—
Net income attributable to Pfizer Inc.	$ 2,729	$ 2,261	$ 2,878	$ 767
Earnings per common share—basic[c]:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Earnings per common share—diluted[c]:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Discontinued operations—net of tax	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.34	$ 0.43	$ 0.10
Cash dividends paid per common share	$ 0.32	$ 0.16	$ 0.16	$ 0.16
Stock prices				
High	$ 18.48	$ 15.60	$ 16.98	$ 18.99
Low	$ 11.62	$ 12.75	$ 14.11	$ 16.07

[a] In accordance with our domestic and international fiscal year-ends, approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations are included in our consolidated financial statements for the quarter ended December 31, 2009. For additional information, see *Note 2. Acquisition of Wyeth*. The increase in revenues and costs and expenses in the fourth quarter of 2009 primarily reflects the results of Wyeth's operations as well as higher purchase accounting charges resulting from the Wyeth acquisition.

[b] *Restructuring charges and certain acquisition-related costs* includes restructuring charges recorded in the fourth quarter of 2009 related to our acquisition of Wyeth.

[c] Earnings per share in fourth-quarter 2009 was impacted by the increased number of shares outstanding in comparison with prior 2009 quarters, resulting primarily from shares issued to partially fund the Wyeth acquisition.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

As of January 31, 2010, there were 239,543 holders of record of our common stock (New York Stock Exchange symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

	QUARTER			
(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
2008				
Revenues	$11,848	$12,129	$11,973	$12,346
Costs and expenses	7,715	8,614	8,872	10,093
Acquisition-related in-process research and development charges	398	156	13	66
Restructuring charges and certain acquisition-related costs	178	569	366	1,562
Income from continuing operations before provision for taxes on income	3,557	2,790	2,722	625
Provision for taxes on income	763	25	463	394
Income from continuing operations	2,794	2,765	2,259	231
Discontinued operations—net of tax	(4)	17	25	40
Net income before allocation to noncontrolling interests	2,790	2,782	2,284	271
Less: Net income attributable to noncontrolling interests	6	6	6	5
Net income attributable to Pfizer Inc.	$ 2,784	$ 2,776	$ 2,278	$ 266
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.41	$ 0.34	$ 0.03
Discontinued operations—net of tax	—	—	—	0.01
Net income attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.41	$ 0.34	$ 0.04
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.41	$ 0.33	$ 0.03
Discontinued operations—net of tax	—	—	0.01	0.01
Net income attributable to Pfizer Inc. common shareholders	$ 0.41	$ 0.41	$ 0.34	$ 0.04
Cash dividends paid per common share	$ 0.32	$ 0.32	$ 0.32	$ 0.32
Stock prices				
High	$ 24.24	$ 21.60	$ 20.13	$ 19.39
Low	$ 20.19	$ 17.12	$ 17.16	$ 14.26

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Revenues include a reduction of $217 million recorded in the third quarter of 2008 to adjust our prior years' liabilities for product returns.

Costs and expenses includes a charge of $2.3 billion recorded in the fourth quarter of 2008 related to the resolution of certain investigations concerning Bextra and various other products, and charges of $900 million recorded in the third quarter of 2008 associated with the resolution of certain litigation involving our NSAID pain medicines.

Acquisition-related in-process research and development charges primarily includes amounts incurred in connection with our acquisitions of Serenex, Encysive, CovX, Coley and a number of animal health product lines in Europe from Schering-Plough, as well as two smaller acquisitions also related to animal health.

Financial Summary

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	YEAR ENDED/AS OF DECEMBER 31,					
	2009[a]	2008	2007	2006	2005	2004
Revenues	$ 50,009	$ 48,296	$ 48,418	$ 48,371	$ 47,405	$ 48,988
Research and development expenses[b]	7,845	7,945	8,089	7,599	7,256	7,513
Other costs and expenses	26,932	27,349	28,234	25,586	26,341	25,850
Acquisition-related in-process research and development charges[c]	68	633	283	835	1,652	1,071
Restructuring charges and certain acquisition-related costs[d]	4,337	2,675	2,534	1,323	1,356	1,151
Income from continuing operations before provision for taxes on income	10,827	9,694	9,278	13,028	10,800	13,403
Provision for taxes on income	2,197	1,645	1,023	1,992	3,178	2,460
Income from continuing operations before cumulative effect of a change in accounting principles	8,630	8,049	8,255	11,036	7,622	10,943
Discontinued operations—net of tax—income/(loss)	14	78	(69)	8,313	498	425
Less: Net income attributable to noncontrolling interests	9	23	42	12	12	7
Cumulative effect of a change in accounting principles—net of tax[d]	—	—	—	—	(23)	—
Net income attributable to Pfizer Inc.	$ 8,635	$ 8,104	$ 8,144	$ 19,337	$ 8,085	$ 11,361
Effective tax rate—continuing operations	20.3%	17.0%	11.0%	15.3%	29.4%	18.4%
Depreciation and amortization[f]	$ 4,757	$ 5,090	$ 5,200	$ 5,293	$ 5,576	$ 5,093
Property, plant and equipment additions[f]	1,205	1,701	1,880	2,050	2,106	2,601
Cash dividends paid	5,548	8,541	7,975	6,919	5,555	5,082
Working capital[g]	24,445	16,067	25,014	25,559	18,433	17,582
Property, plant and equipment, less accumulated depreciation	22,780	13,287	15,734	16,632	16,233	17,593
Total assets[g]	212,949	111,148	115,268	115,546	116,970	125,848
Long-term debt	43,193	7,963	7,314	5,546	6,347	7,279
Long-term capital[h]	151,478	68,662	80,134	84,993	81,895	88,959
Shareholders' equity	90,014	57,556	65,010	71,358	65,764	68,433
Earnings per common share—basic:						
Income from continuing operations attributable to Pfizer Inc. common shareholders before cumulative effect of a change in accounting principles	$ 1.23	$ 1.19	$ 1.19	$ 1.52	$ 1.03	$ 1.45
Discontinued operations—net of tax	—	0.01	(0.01)	1.15	0.07	0.06
Cumulative effect of a change in accounting principles—net of tax[e]	—	—	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 1.23	$ 1.20	$ 1.18	$ 2.67	$ 1.10	$ 1.51
Earnings per common share—diluted:						
Income from continuing operations attributable to Pfizer Inc. common shareholders before cumulative effect of a change in accounting principles	$ 1.23	$ 1.19	$ 1.18	$ 1.52	$ 1.02	$ 1.43
Discontinued operations—net of tax	—	0.01	(0.01)	1.14	0.07	0.06
Cumulative effect of a change in accounting principles—net of tax[e]	—	—	—	—	—	—
Net income attributable to Pfizer Inc. common shareholders	$ 1.23	$ 1.20	$ 1.17	$ 2.66	$ 1.09	$ 1.49
Market value per share (December 31)	$ 18.19	$ 17.71	$ 22.73	$ 25.90	$ 23.32	$ 26.89
Return on Pfizer Inc. shareholders' equity	13.42%	13.22%	11.94%	28.20%	12.0%	17.7%
Cash dividends paid per common share	$ 0.80	$ 1.28	$ 1.16	$ 0.96	$ 0.76	$ 0.68
Pfizer Inc. shareholders' equity per common share[i]	$ 11.19	$ 8.56	$ 9.65	$ 10.05	$ 8.98	$ 9.21
Current ratio	1.66:1	1.59:1	2.15:1	2.16:1	1.65:1	1.63:1
Weighted-average shares used to calculate:						
Basic earnings per common share amounts	7,007	6,727	6,917	7,242	7,361	7,531
Diluted earnings per common share amounts	7,045	6,750	6,939	7,274	7,411	7,614

All financial information reflects the following as discontinued operations: our former consumer healthcare business (sold in 2006), in-vitro allergy and autoimmune diagnostic testing, certain European generics, surgical ophthalmic, confectionery, shaving and fish-care products businesses, and the femhrt, Loestrin and Estrostep women's health product lines, as applicable.

[a] In accordance with Pfizer's domestic and international year-ends, includes approximately two-and-a-half months of Wyeth's U.S. operations and approximately one-and-a-half months of Wyeth's international operations in 2009.
[b] *Research and development expenses* includes co-promotion charges and milestone payments for intellectual property rights of $474 million in 2009; $377 million in 2008; $603 million in 2007; $292 million in 2006; $156 million in 2005; and $160 million in 2004.
[c] 2009 amount relates to the resolution of a contingency related to our 2008 acquisition of CovX. In 2008, 2007, 2006, 2005 and 2004, we recorded charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.
[d] *Restructuring charges and certain acquisition-related costs* primarily includes the following:
2009—Restructuring charges of $4.3 billion related to our cost-reduction initiatives.
2008—Restructuring charges of $2.6 billion related to our cost-reduction initiatives.
2007—Restructuring charges of $2.5 billion related to our cost-reduction initiatives.
2006—Restructuring charges of $1.3 billion related to our cost-reduction initiatives.
2005—Integration costs of $532 million and restructuring charges of $372 million related to our acquisition of Pharmacia in 2003 and restructuring charges of $438 million related to our cost-reduction initiatives.
2004—Integration costs of $454 million and restructuring charges of $680 million related to our acquisition of Pharmacia in 2003.
[e] In 2005, as a result of adopting accounting rules related to asset retirement obligations, we recorded a non-cash pre-tax charge of $40 million ($23 million, net of tax).
[f] Includes discontinued operations.
[g] For 2005 and 2004, includes assets held for sale of our former consumer healthcare business (sold in 2006), and for 2004, also includes in-vitro allergy and autoimmune diagnostic testing, surgical ophthalmic, certain European generics, confectionery and shaving businesses, and the femhrt, Loestrin and Estrostep women's health product lines.
[h] Defined as long-term debt, deferred taxes and total shareholders' equity. In 2009, increase reflects the deferred tax liabilities associated with the acquisition of Wyeth.
[i] Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trusts). The increase in shareholders' equity per common share is due to the issuance of equity to partially fund the Wyeth acquisition.

Peer Group Performance Graph

Five Year Performance



200.0
150.0
100.0
50.0
0.0
2004
2005
2006
2007
2008
2009
PFIZER
PEER GROUP (Old)
PEER GROUP (New)
S&P 500

	2004	2005	2006	2007	2008	2009
Pfizer	100.0	89.4	103.0	94.6	78.7	85.1
Peer Group (Old)	100.0	99.4	116.9	130.4	108.2	126.2
Peer Group (New)	100.0	106.3	118.0	119.8	100.8	117.0
S&P 500	100.0	105.3	121.3	128.0	80.6	102.0

Since 2005, Pfizer's pharmaceutical peer group has consisted of the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (New Peer Group). Prior to that, Pfizer's pharmaceutical peer group was comprised of Abbot Laboratories, Baxter International, Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eli Lilly and Company, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (Old Peer Group). Wyeth's 2009 total shareholder return is until 10/15/09; Schering-Plough Corporation's total shareholder return is until 11/03/09.

We believe that the companies included in the New Peer Group are more reflective of the Company's core business, and therefore will provide a more meaningful comparison of stock performance. We have included the New Peer Group in the graph to show what the comparison to those companies would have been if the New Peer Group had been in place during the periods shown on the graph.

Corporate and Shareholder Information

Stock Listings

Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, NYSE Euronext and Swiss stock exchanges, and traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-PFE-9393
Outside the U.S., Canada and Puerto Rico: 781-575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2009. Requests should be directed to:

Chief Counsel, Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our Web site at www.pfizer.com.

EXECUTIVE LEADERSHIP TEAM

Jeffrey B. Kindler	Chairman of the Board and Chief Executive Officer
Frank A. D'Amelio	Senior Vice President and Chief Financial Officer
Mikael Dolsten	Senior Vice President; President, Pfizer BioTherapeutics Research & Development Group
Freda C. Lewis-Hall	Senior Vice President—Chief Medical Officer
Martin Mackay	Senior Vice President; President, Pfizer PharmaTherapeutics Research and Development Group
Mary McLeod	Senior Vice President—Worldwide Human Resources
Ian C. Read	Senior Vice President; Group President, Pfizer BioPharmaceutical Businesses
Cavan M. Redmond	Senior Vice President; Group President, Pfizer Diversified Businesses
Natale S. Ricciardi	Senior Vice President; President—Pfizer Global Manufacturing
William R. Ringo*	Senior Vice President; Strategy and Business Development
Amy W. Schulman	Senior Vice President; General Counsel and Corporate Secretary
Sally Susman	Senior Vice President and Chief Communications Officer

* Mr. Ringo has announced his intention to retire. On February 25, 2010, the Board of Directors elected Kristin C. Peck as Senior Vice President, Worldwide Business Development, Strategy and Innovation, and appointed her as a member of Pfizer's Executive Leadership Team, effective April 1, 2010.

DIRECTIONS to
CLEVELAND MARRIOTT HOTEL
4277 West 150th Street
Cleveland, Ohio 44135

From Hopkins Airport:

Take I-71 North
Exit at W. 150th St. (Exit #240)
Turn Right onto W. 150th St.
Left into Hotel property

From Columbus:

Take I-71 North
Exit at W. 150th St. (Exit #240)
Turn Right onto W. 150th St.
Left into Hotel property

From Youngstown and Pittsburgh:

Take I-76 West (Penn. Turnpike)
To I-80 West (Ohio Turnpike)
To I-480 West
Exit at W. 150th St. (Exit #12A)
Turn Right onto W. 150th St.
Right into Hotel property

From Erie and Toronto:

Take I-90 West
To I-71 South
Exit at W. 150th St. (Exit #240)
Turn Right onto Marginal Avenue
Turn Right onto W. 150th St.
Left into Hotel property

From Euclid, Willoughby and East:

Take I-90 West
Exit at Warren Road (Exit 165)
Turn Left onto Warren Road/W. 150th St.
Left into Hotel property

From Akron and Canton:

Take I-77 North
To I-480 West
Exit at W. 150th St. (Exit #12A)
Turn Right onto W. 150th St.
Right into Hotel property

From Toledo, Indiana and Illinois:

Take I-80 East (Ohio Turnpike)
To I-480 East (Exit #151)
To I-71 North (Exit #11)
To W. 150th St. (Exit #240)
Turn Right onto W. 150th St.
Left into Hotel property

From Michigan:

Take I-75 South
To I-80 West (Ohio Turnpike)
Follow same directions as
From Toledo, Indiana and Illinois

From Westlake, Avon and West:

Take I-90 East
Exit at Warren Road (Exit 165)
Turn Right onto Warren Road/W. 150th St.
Left into Hotel property


Pfizer
Working together for a healthier world™

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
212-733-2323
www.pfizer.com


FSC